REPUBLIC BANCORP

2024 LETTER TO SHAREHOLDERS



Logan Pichel
President & CEO

DEAR SHAREHOLDERS,

As we reflect on 2024, we are very proud of the work we have done in continuing to advance our Mission at Republic Bank of **Enabling our Clients, Associates, Communities and Company to THRIVE**.

Our Mission is bigger than banking. It is about people, communities, and companies. We are in an industry that provides us the opportunity to positively impact each of these stakeholders, and we embrace this opportunity with passion, energy, and enthusiasm.

Enabling our Company to THRIVE

Having our Company THRIVE is what allows our Clients, Associates and Communities to THRIVE. We are proud that 2024 provided one of the best financial performances in our Company's history and that our stock provided a one-year total return to our shareholders of 30.3% in 2024 and a two-year total return of 81.5% for 2023 and 2024.

Enabling our Clients to THRIVE

We measure how positively our Company impacts our clients through our Net Promoter Score. Our Net Promoter Score ("NPS") increased from 38 in 1st quarter 2023 to 75 in 3rd quarter 2024. At 75, we are nearly three times (3x) the Banking Industry average with our sights set on a lofty, world class score of 80.

We believe the ascension in our Net Promoter Score is directly related to our annual focus of identifying and enhancing specific client facing areas throughout our Company. This annual endeavor typically involves a full redesign of multiple processes and procedures across our Company, involving enhancements to technology, and requiring the full attention and dedication of many of our associates. Over the past few years, we have enhanced several client experiences associated with our interactive teller machines, commercial lending, retail banking, commercial credit cards, and our client contact center. We will continue this focus as we strive to create best-in-class client experiences for all that do business with Republic Bank.

Enabling our Associates to THRIVE

We measure how positively our Company impacts our associates through our annual Associate Engagement survey. This year's results show that 78% of our associates' responses were exceedingly favorable, revealing a high level of engagement by industry standards. We are proud that in 9 of the 33 survey questions we saw a positive increase in our scores with no decreased scores in any of the 33 survey questions. We believe the continued advancement in our favorability scores is a result of creating transparent, frequent communication throughout the organization so that all associates voices are heard, and their individual talents are acknowledged, appreciated, and developed. We believe that we have a culture where all associates matter.

Enabling our Communities to THRIVE

We measure how positively our Company impacts our community through our time, treasure, and talent. Our associates volunteered over 5,500 hours of community service in 2024, including serving on philanthropic boards, participating in schools, volunteering with social needs organizations, and supporting all parts of our wonderfully diverse communities. In addition, we distributed nearly $2.9 million in charitable donations during 2024 to over 450 different organizations through our Bank and the Republic Bank Foundation. We were once again recognized as one of the Top 10 most Philanthropic companies in Louisville and the only bank in the Top 10 despite many larger national banks with a presence in our community. Republic's history is built on supporting all parts of the community and being a leader in supporting those that have historically been underserved. We are proud of this history and will continue to be an example for all businesses in this regard.

Now, I'd like to take a moment to share a few more detailed highlights from 2024 with you.

NOTABLE 2024 HIGHLIGHTS

- Increased Total Company Net Income for 2024 by $11.0 million, or 12%, over 2023.
- Continued to drive strong performance for the Total Company through our diversified business model, as three of our five operating segments reported solid increases in net income for 2024 over 2023.
- Grew December 31, 2024 Traditional Bank deposits, excluding wholesale brokered deposits[1], 5% over December 31, 2023 balances.
- Managed expenses prudently with Total Company non-interest expenses increasing only 1.7% over 2023 despite another year of challenging inflation for all.
- Grew our 2024 operating leverage[5] by 5% over 2023.
- Achieved a Total Company efficiency ratio[2] of 52.68%, a 267-basis-point improvement from the 55.35% achieved for 2023. An efficiency ratio measures the amount of noninterest expense it takes to generate one dollar of net revenue, and we are extremely proud of the progress we have made in lowering our ratio.
- Maintained industry-strong credit quality with Core Bank net charge-offs to average total loans for 2024 remaining favorably low at 0.05%.
- Re-located another 20+ associates to our downtown Louisville offices, further supporting downtown economic development. This brings our total associates relocated to downtown Louisville to approximately 120 over the past two years.

COMPANY FINANCIAL PERFORMANCE

Our financial results for 2024 were solid across the Company. We reported a net income of $101.4 million for the year. This performance translated into diluted earnings per Class A Common Share of $5.21, representing a 13% increase over the previous year. Our return on average assets ("ROA") stood at a solid 1.47% for 2024, while our return on average equity ("ROE") was 10.50%. These metrics underscore our efficiency, our effectiveness in managing our resources, and the advantages of our diversified revenue streams. We are happy to report the following for each of our segments.

TRADITIONAL BANKING

Our Traditional Bank segment continued to be a pillar of strength and the foundation for Republic Bancorp, overall. Net income for this segment increased by $9.7 million, or 21%, over 2023. This solid performance by our Traditional Bank was driven primarily by higher net interest income and disciplined control of our noninterest expenses, while maintaining our industry-strong credit quality.

Our Traditional Bank net interest income grew $8.3 million for 2024, representing a 4% increase over 2023. We were able to achieve this strong growth in net interest income despite a nominal reduction in our NIM resulting from the on-going negative impact to the banking industry of an inverted yield curve throughout much of 2024. Overall, our Traditional Bank NIM decreased from 3.70% in 2023 to 3.55% in 2024.





The increase in the total dollars of our Traditional Bank net interest income is also particularly noteworthy as we experienced a decline of $737,000 in net interest income through the first half of 2024 compared to the first half of 2023. Thanks to strong asset/liability management within our Treasury function, solid deposit growth for the year, and focused pricing discipline across our loan origination functions, we were able to flip the script and report a robust $9.1 million increase in net interest income within the Traditional Bank for the second half of 2024 compared to the second half of 2023.

We are also very proud of the noninterest expense discipline we maintained throughout 2024. For the year, our Traditional Bank noninterest expenses were $169.3 million, representing a $1.2 million, or 0.7%, increase over 2023. We were able to achieve this minimal increase in our Traditional Bank noninterest expenses despite recent investments we've made in new banking centers, the hiring of new talent, the on-going enhancement of our technology and digital capabilities, and the impact of higher inflation that we all have experienced the past two years.

Our industry-strong Traditional Bank credit quality plays a meaningful role in allowing us the opportunity to grow and expand our revenue streams into other non-traditional banking areas. Our Traditional Bank loan portfolio continued to exhibit excellent credit metrics throughout 2024, finishing the year with net charge-offs to average total loans of 0.05%, period-end nonperforming loans to total loans of 0.50% and period-end delinquent loans to total loans of 0.22%. Our Traditional Bank Allowance for credit losses to total loans ratio stood at 1.31% as of December 31, 2024. Maintaining superior credit quality, particularly within our Traditional Bank, has always been and always will be a primary focus at Republic.



WAREHOUSE LENDING ("WAREHOUSE")

Our Warehouse Lending segment had a successful 2024. Net income for Warehouse increased by $1.8 million, or 37%, over 2023 driven primarily by growth in net interest income resulting from higher average outstanding loan balances and an improved NIM.

Warehouse net interest income grew to $12.5 million for 2024, representing a 32% increase over 2023, while the Warehouse NIM increased from 2.38% in 2023 to 2.65% in 2024. We were able to achieve these strong results for Warehouse despite relatively high mortgage interest rates throughout 2024, which continued to hinder new mortgage loan origination volume, and as a result, new Warehouse loan volume. Despite the negative headwinds associated with high mortgage loan rates, Warehouse increased its full-year average loan balances by $73 million over 2023. We are proud of the overall performance of our Warehouse segment and the strong team of Warehouse associates that drove this success.

REPUBLIC PROCESSING GROUP ("RPG")

RPG comprises the segments of Tax Refund Solutions ("TRS"), Republic Payment Solutions ("RPS"), and Republic Credit Solutions ("RCS"). In totality, RPG reported a net income of $38.5 million for 2024, a 1% decrease from the $38.9 million recorded for 2023. Performance for each of our RPG segments included the following:

- RCS achieved a net income of $23.5 million for the year, representing a 28% increase over the $18.4 million achieved for 2023. This increase in net income at RCS was primarily the result of the steady growth in the segment's line-of-credit products.

- RPS generated net income of $8.6 million for the year, representing a $3.1 million, or 27%, decrease in net income compared to 2023. This decrease in RPS net income was directly the result of a new revenue sharing arrangement implemented in January 2024. Despite the decline in net income for the segment brought about by the new revenue sharing arrangement, RPS's 2024 performance remained solid, and we look forward to opportunities for growing it in the future.

- TRS recorded a net income of $6.4 million during the year, a $2.5 million decrease from 2023. As a result of the final performance of the December 2023 Early Season Refund Advances ("ERAs") within TRS, we recorded a larger Allowance for these early season tax loans of $9.8 million during the fourth quarter of 2024 compared to $3.9 million during the fourth quarter of 2023. Approximately $2.3 million of the increase over the fourth quarter 2023 Allowance amount was due to increased volume, with the remaining difference predominately due to an increased loss estimate due to our experience from the prior tax season.

Based on the prior tax season economics, during the fourth quarter of 2024 we revised our agreement with our largest third-party marketer-servicer for Refund Advances ("RAs") and ERAs for the current tax filing season beginning in December 2024. Under this revised agreement:

- we received a loss cap guarantee specific to ERAs for the December 2024-February 2025 tax lending season;

- we will receive an enhanced fee specific to ERAs for the December 2024-February 2025 tax lending season; and

- we will receive a reduced fee applicable to in-season RAs for the December 2024-February 2025 tax lending season.

We are pleased with this new arrangement as we believe it provides better alignment between the economics and the downside risk to the Company. Assuming RA volume originated through this provider remains consistent from the first quarter of 2024 to the first quarter of 2025, we estimate the revised contract will provide approximately $2.8 million of additional fee income for the current tax lending season of December 2024 through February 2025 compared to the prior tax lending season of December 2023 through February 2024. The Company earned approximately $1.4 million of this increased fee income during the fourth quarter of 2024.

> ❝ ❞
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> *Our capital levels remained strong with our total stockholders' equity growing $79 million for the year.*

STRONG LIQUIDITY AND CAPITAL LEVELS

Our capital levels remained strong with our total stockholders' equity growing $79 million for the year. In addition, Republic Bank & Trust Company's Tier 1 leverage ratio finished the year at 13.29%, placing it among the top 92% of its peer group, represented by all U.S. banks with total assets of $3 billion to $10 billion. In addition, all other regulatory capital ratios for Republic Bank & Trust Company placed it in the top 78% of its peer group, or better, as of December 31, 2024. Strong capital is a necessity for any bank to be successful in our current world.

We continued to reshape the Company's balance sheet during 2024 to further enhance our liquidity. Average quarterly deposits, excluding wholesale brokered deposits[3], for the fourth quarter of 2024 grew by $327 million over the same figure for the fourth quarter of 2023. During these same periods, we prudently grew our quarterly average loan portfolio by $197 million.

Our heightened focus of growing deposits, combined with selective loan portfolio growth, reduced our quarterly-average-loan to quarterly-average-deposit ratio, excluding wholesale brokered deposits[4], to 104.0% for the fourth quarter of 2024 compared to 106.9% for the fourth quarter of 2023. Steadily reducing our loan-to-deposit ratio, over time, will remain a key focus as a lower loan-to-deposit ratio increases our flexibility for key strategic decisions in the future.

COMPANY AWARDS & RECOGNITION FOR 2024

We certainly don't manage the Company for awards and recognitions, but nonetheless it is an honor to be recognized for the good work performed by our Company and our many associates in the communities we serve. With that, I am very proud to acknowledge the following awards and recognition received during 2024:













- **America's Best Regional Banks and Credit Unions 2024** from *Newsweek*, the only Louisville-based bank on the list.
- **America's Best Online Lenders 2024** from *Newsweek.*
- **Top 50 Community Banks** with Assets of $3 Billion to $10 Billion from S&P Market Intelligence.
- **Best Places to Work in Kentucky Award** from Kentucky Chamber of Commerce and the Kentucky Society for Human Resource Management (KYSHRM).
- **2024 Business Impact Award** by *Louisville Business First*, one of just three companies recognized in 2024 for their impact on the community.
- **Top 10 Large Corporate Philanthropists in Louisville** from *Louisville Business First* Partners in Philanthropy. Republic Bancorp is the only bank in the top 10.

LOOKING AHEAD

As we officially close 2024, we are proud of our past but even more optimistic about our future. Our commitment to providing best-in-class service to our clients has been validated by our high Net Promoter Score. We will continue to invest in customer satisfaction and loyalty, which are critical to our long-term success. In addition, I would like to extend my heartfelt gratitude to our clients for their trust and loyalty, our associates for their unwavering dedication, and our shareholders for their continued support. Together, we had a successful year, and together, we expect to thrive and achieve even greater heights in 2025 and beyond.

Sincerely,

Logan Pichel
President & CEO

Footnotes:

(1) Calculation of Traditional Bank Deposit Growth excluding Wholesale Brokered Deposits

December 31, (in thousands)	2024	2023	$ Change	% Change
Total Traditional Bank Deposits - GAAP (a)	$ 4,572,044	$ 4,362,959	$ 209,085	5%
Less: Traditional Bank Wholesale Brokered Deposits (b)	$ 87,285	$ 88,767	$ (1,482)	-2%
Total adjusted Traditional Bank Deposits - Non-GAAP (a-b)	$ 4,484,759	$ 4,274,192	$ 210,567	5%

(2) Calculation of Efficiency Ratio

	Years Ended	
(dollars in thousands)	Dec. 31, 2024	Dec. 31, 2023
Net interest income - GAAP (a)	$ 312,154	$ 288,778
Noninterest income - GAAP (b)	72,650	71,457
Total net revenue - GAAP (c)	$ 384,804	$ 360,235
Noninterest expense - GAAP (d)	$ 202,725	$ 199,398
Efficiency Ratio - GAAP-derived (d/c)	52.68 %	55.35 %

(3) Calculation of Fourth Quarter Average Deposit Growth, excluding Wholesale Brokered Deposits

Three Months Ended December 31, (in thousands)	2024	2023	$ Change
Total Company Fourth Quarter Average Deposits - GAAP (a)	$ 5,250,176	$ 4,925,904	$ 324,272
Less: Fourth Quarter Average Wholesale Brokered Deposits (b)	$ 140,514	$ 143,374	$ (2,860)
Total adjusted Total Company Fourth Quarter Average Deposits - Non-GAAP (a-b)	$ 5,109,662	$ 4,782,530	$ 327,132

(4) Calculation of Fourth Quarter Average Loan to Fourth Quarter Average Deposit Ratio

Three Months Ended December 31, (in thousands)	2024	2023
Total Company Fourth Quarter Average Loans - GAAP (a)	$ 5,313,233	$ 5,111,263
Total Company Fourth Quarter Average Deposits - GAAP (b)	$ 5,250,176	$ 4,925,904
Less: Fourth Quarter Average Wholesale Brokered Deposits (c)	$ 140,514	$ 143,374
Total adjusted Total Company Fourth Quarter Average Deposits - Non-GAAP (b-c) (d)	$ 5,109,662	$ 4,782,530
Average-Loan to Average-Deposit Ratio - GAAP-derived (a/b)	101.2%	103.8%
Adjusted Average-Loan to Average-Deposit Ratio - Non-GAAP (a/d)	104.0%	106.9%

(5) Calculation of Change in Operating Leverage

Years Ended December 31, (in thousands)	2024	2023	$ Change	% Change	
Net Interest Income	$ 312,154	$ 288,777	$ 23,377		
Noninterest Income	72,650	71,457	1,193		
Total Net Revenue	$ 384,804	$ 360,234	$ 24,570	7%	(a)
Total Noninterest Expense	$ 202,725	$ 199,398	$ 3,327	2%	(b)
Increase in Operating Leverage				5%	(a-b)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024
Commission File Number: 0-24649



REPUBLIC BANCORP, INC.

(Exact name of registrant as specified in its charter)

Kentucky (State or other jurisdiction of incorporation or organization)	61-0862051 (I.R.S. Employer Identification No.)
601 West Market Street, Louisville, Kentucky (Address of principal executive offices)	40202 (Zip Code)

Registrant's telephone number, including area code: (502) 584-3600

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common	**RBCAA**	**The Nasdaq Stock Market**

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of June 28, 2024 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $447,846,067 (for purposes of this calculation, the market value of the Class B Common Stock was based on the market value of the Class A Common Stock into which it is convertible).

The number of shares outstanding of the registrant's Class A Common Stock and Class B Common Stock, as of February 28, 2025 was 17,340,433 and 2,150,090.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the Annual Meeting of Shareholders to be held April 24, 2025 are incorporated by reference into Part III of this Form 10-K.

GLOSSARY OF TERMS

The terms identified in alphabetical order below are used throughout this Form 10-K. You may find it helpful to refer to this page as you read this report.

Term	Definition	Term	Definition	Term	Definition
2023 Tax Season	December 2022 through February 2023	DTL	Deferred Tax Liabilities	NM	Not Meaningful
2024 Tax Season	December 2023 through February 2024	EBITDA	Earnings Before Interest, Taxes, Depreciation and Amortization	OCI	Other Comprehensive Income
2025 Tax Season	December 2024 through February 2025	Economic Aid Act	Economic Aid to Hard-Hit Small Businesses, Nonprofits, and Venues Act	OREO	Other Real Estate Owned
ACH	Automated Clearing House	EGRRCPA	Economic Growth, Regulatory Relief and Consumer Protection Act of 2018	PATH Act	Protecting Americans from Tax Hikes Act of 2015
ACLC	Allowance for Credit Losses on Off-Balance Sheet Credit Exposures	ERA	Early Season Refund Advance	Patriot Act	U.S. Patriot Act
ACLL	Allowance for Credit Losses on Loans	ESPP	Employee Stock Purchase Plan	PCD	Purchased Credit Deteriorated
ACLS	Allowance for Credit Losses on Securities	EVP	Executive Vice President	PD	Probability of Default
AFS	Available for Sale	FCA	Financial Conduct Authority	POS	Point of Sale
Allowance	Allowance for Credit Losses	FDIA	Federal Deposit Insurance Act	Prime	The *Wall Street Journal* Prime Interest Rate
AOCI	Accumulated Other Comprehensive Income	FDICIA	Federal Deposit Insurance Corporation Improvement Act	Provision	Provision for Expected Credit Loss Expense
ARM	Adjustable Rate Mortgage	FFTR	Federal Funds Target Rate	PSU	Performance Stock Unit
ASC	Accounting Standards Codification	FHC	Financial Holding Company	RA	Refund Advance
ASU	Accounting Standards Update	FHLB	Federal Home Loan Bank	R&D	Research and Development
ATM	Automated Teller Machine	FHLMC	Federal Home Loan Mortgage Corporation or Freddie Mac	RB&T / the Bank	Republic Bank & Trust Company
BHC	Bank Holding Company	FICO	Fair Isaac Corporation	RCS	Republic Credit Solutions
BHCA	Bank Holding Company Act	FNMA	Federal National Mortgage Association or Fannie Mae	Republic / Company	Republic Bancorp, Inc.
Board	Company's Board of Directors	FOMC	Federal Open Market Committee	ROA	Return on Average Assets
BOLI	Bank Owned Life Insurance	FRA	Federal Reserve Act	ROE	Return on Average Equity
BPO	Brokered Price Opinion	FRB	Federal Reserve Bank	RPG	Republic Processing Group
BSA	Bank Secrecy Act	FTE	Full Time Equivalent	RPPS	Remote Payment and Presentment Service
C&D	Construction and Development	FTP	Funds Transfer Pricing	RPS	Republic Payment Solutions
C&I	Commercial and Industrial	GAAP	Generally Accepted Accounting Principles in the United States	RT	Refund Transfer
CBLR	Community Bank Leverage Ratio	GLBA	Gramm-Leach-Bliley Act	S&P	Standard and Poor's
CCAD	Commercial Credit Administration Department	Green Dot	Green Dot Corporation	SAC	Special Asset Committee
CDI	Core Deposit Intangible	HEAL	Home Equity Amortizing Loan	SBA	Small Business Administration
CECL	Current Expected Credit Losses	HELOC	Home Equity Line of Credit	SEC	Securities and Exchange Commission
CEO	Chief Executive Officer	HTM	Held to Maturity	SERP	Supplemental Executive Retirement Plan
CFO	Chief Financial Officer	IRS	Internal Revenue Service	SOFR	Secured Overnight Financing Rate
CFPB	Consumer Financial Protection Bureau	ITM	Interactive Teller Machine	SSUAR	Securities Sold Under Agreements to Repurchase
CMO	Collateralized Mortgage Obligation	KDFI	Kentucky Department of Financial Institutions	SVP	Senior Vice President
CODM	Chief Operating Decision Maker	LGD	Loss Given Default	TBA	To be Announced
Core Bank	The Traditional Banking and Warehouse Lending reportable segments	LOC I	RCS product introduced in 2014 for which the Bank participates out a 90% interest and holds a 10% interest	TDR	Troubled Debt Restructuring
COVID-19	Coronavirus Disease of 2019	LOC II	RCS product introduced in 2021 for which the Bank participates out a 95% interest and holds a 5% interest	Captive	Republic Insurance Services, Inc.
CRA	Community Reinvestment Act	LRA	Lender Risk Account	TILA	Truth in Lending Act
CRE	Commercial Real Estate	LTV	Loan to Value	TPS	Trust Preferred Securities
DIF	Deposit Insurance Fund	MBS	Mortgage-Backed Securities	TRS	Tax Refund Solutions
Diluted EPS	Diluted earnings per Class A Common Share	MSRs	Mortgage Servicing Rights	TRUP	TPS Investment
Dodd-Frank Act	The Dodd-Frank Wall Street Reform and Consumer Protection Act	NA	Not Applicable	VA	U.S. Department of Veterans Affairs
DTA	Deferred Tax Assets	NASDAQ	NASDAQ Global Select Market®	Warehouse	Warehouse Lending

Cautionary Statement Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains statements relating to future results of Republic Bancorp, Inc. that are considered "forward-looking" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements are principally, but not exclusively, contained in Part I Item 1 "*Business,*" Part I Item 1A "*Risk Factors*" and Part II Item 7 "*Management's Discussion and Analysis of Financial Condition and Results of Operations.*"

As used in this filing, the terms "Republic," the "Company," "we," "our," and "us" refer to Republic Bancorp, Inc., and, where the context requires, Republic Bancorp, Inc. and its subsidiaries. The term the "Bank" refers to the Company's subsidiary bank: Republic Bank & Trust Company. The term the "Captive" refers to the Company's dissolved insurance subsidiary: Republic Insurance Services, Inc.

Forward-looking statements discuss matters that are not historical facts. As forward-looking statements discuss future events or conditions, the statements often include words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," "target," "can," "could," "may," "should," "will," "would," "potential," or similar expressions. Do not rely on forward-looking statements. Forward-looking statements detail management's expectations regarding the future and are not guarantees. Forward-looking statements are assumptions based on information known to management only as of the date the statements are made and management undertakes no obligation to update forward-looking statements, except as required by applicable law.

Broadly speaking, forward-looking statements include:

- the potential impact of inflation on Company operations;
- projections of revenue, income, expenses, losses, earnings per share, capital expenditures, dividends, capital structure, loan volume, loan growth, deposit growth, or other financial items;
- descriptions of plans or objectives for future operations, products, or services;
- descriptions and projections related to management strategies for loans, deposits, investments, and borrowings;
- forecasts of future economic performance; and
- descriptions of assumptions underlying or relating to any of the foregoing.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by the forward-looking statements. Actual results may differ materially from those expressed or implied as a result of certain risks and uncertainties, including, but not limited to the following:

- the impact of inflation on the Company's operations and credit losses;
- litigation liabilities, including related costs, expenses, settlements and judgments, or the outcome of matters before regulatory agencies, whether pending or commencing in the future;
- natural disasters impacting the Company's operations;
- changes in political and economic conditions;
- the magnitude and frequency of changes to the FFTR implemented by the FOMC of the FRB;
- long-term and short-term interest rate fluctuations and the overall steepness of the U.S. Treasury yield curve, as well as their impact on the Company's net interest income and mortgage banking income;
- competitive product and pricing pressures in each of the Company's five reportable segments;
- equity and fixed income market fluctuations;
- client bankruptcies and loan defaults;
- recession;
- future acquisitions;
- integrations of acquired businesses;
- changes in technology;
- changes in applicable laws and regulations or the interpretation and enforcement thereof;
- changes in fiscal, monetary, regulatory, and tax policies;
- changes in accounting standards;

- monetary fluctuations;
- changes to the Company's overall internal control environment;
- the Company's ability to qualify for future R&D federal tax credits;
- the ability for Tax Providers to successfully market and realize the expected RA and RT volume anticipated by TRS;
- information security breaches or cybersecurity attacks involving either the Company or one of the Company's third-party service providers; and
- other risks and uncertainties reported from time to time in the Company's filings with the SEC, including Part 1 Item 1A *"Risk Factors."*

PART I

Item 1. Business.

Republic is a financial holding company headquartered in Louisville, Kentucky. The Bank is a Kentucky-based, state-chartered non-member financial institution that provides both traditional and non-traditional banking products through five reportable segments using a multitude of delivery channels. While the Bank operates primarily in its market footprint, its non-brick-and-mortar delivery channels allow it to reach clients across the U.S. During the fourth quarter of 2023, the Company dissolved its Captive, a Nevada-based, wholly owned insurance subsidiary of the Company. The Captive provided property and casualty insurance coverage to the Company and the Bank, as well as a group of unrelated third-party insurance captives.

As of December 31, 2024, Republic had 47 full-service banking centers with locations as follows:

- Kentucky — 29
    - Metropolitan Louisville — 19
    - Central Kentucky — 6
        - Georgetown — 1
        - Lexington — 5
    - Northern Kentucky (Metropolitan Cincinnati) — 4
        - Bellevue— 1
        - Covington — 1
        - Crestview Hills — 1
        - Florence — 1
- Indiana — 3
    - Southern Indiana (Metropolitan Louisville) — 3
        - Floyds Knobs — 1
        - Jeffersonville — 1
        - New Albany — 1
- Florida — 7
    - Metropolitan Tampa — 7
- Ohio — 4
    - Metropolitan Cincinnati — 4
- Tennessee — 4
    - Metropolitan Nashville — 4

Republic's headquarters are in Louisville, which is the largest city in Kentucky based on population.

The principal business of Republic is directing, planning, and coordinating the business activities of the Bank. The financial condition and results of operations of Republic are primarily dependent upon the results of operations of the Bank. As of December 31, 2024, Republic had total assets of $6.8 billion, total deposits of $5.2 billion, and total stockholders' equity of $992 million. Based on total assets as of December 31, 2024, Republic ranked as the second largest Kentucky-based financial holding company. The executive offices of Republic are located at 601 West Market Street, Louisville, Kentucky 40202, telephone number (502) 584-3600. The Company's website address is www.republicbank.com.

Website Access to Reports

The Company makes its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, available free of charge through its website, www.republicbank.com, as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the SEC. The information provided on the Company's website is not part of this report, and is therefore not incorporated by reference, unless that information is otherwise specifically referenced elsewhere in this report. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy, information statements, and other information regarding issuers that file electronically with the SEC.

General Business Overview

As of December 31, 2024, the Company was divided into five reportable segments: Traditional Banking, Warehouse Lending, TRS, RPS, and RCS. Prior to the first quarter of 2024, Republic had reported mortgage banking as a separate reportable segment. Due to the quantitative and qualitative immateriality of this division, Management concluded its mortgage banking operations no longer constituted a separate reportable segment for SEC reporting purposes and now includes these results in the Traditional Banking segment. All prior period mortgage banking results of operations have been reclassified into the Traditional Banking segment.

(I) Traditional Banking segment

As of December 31, 2024 and through the date of this filing, generally all Traditional Banking products and services were offered through the Company's traditional RB&T brand.

Lending Activities

The Bank's principal lending activities consist of the following:

Retail Mortgage Lending — Through the Bank's mortgage division, which consists of a Retail Channel and Consumer Direct Channel, as well as the Bank's Private Banking division and banking center network, the Bank originates single-family, residential real estate loans, and HELOCs. Such loans are generally collateralized by owner-occupied, residential real estate properties. The collateral for these loans is predominately located in the Bank's market footprint, except for a small percentage of loans originated through its Consumer Direct Channel, which are secured by owner-occupied collateral located outside of the Bank's market footprint. During 2023, the Bank purchased a block of single-family, first-lien mortgage loans for investment through its Correspondent Lending Channel, with these loans secured by owner-occupied collateral generally located outside of the Bank's market footprint, as well. During the last half of March 2024, Management made the decision to sell $69 million of correspondent loans that were previously classified as held for investment. The sale of these loans was completed during the second quarter of 2024 with the final dollar amount of loans sold being $67 million.

The Bank offers single-family, first-lien residential real estate ARMs with interest rate adjustments tied to various market indices with specified minimum and maximum adjustments. The Bank generally charges a premium interest rate for its ARMs if the property is not owner-occupied. The interest rates on the majority of ARMs are adjusted after their fixed rate periods on an annual or semi-annual basis, with most having annual and lifetime limitations on upward rate adjustments to the loan. These loans typically feature amortization periods of up to 30 years and have fixed interest-rate periods generally ranging from five to ten years, with demand dependent upon market conditions. While there is no requirement for clients to refinance their loans at the end of the fixed-rate period, clients have historically done so the majority of the time, as most clients are interest-rate-risk averse on their first mortgage loans.

Depending on the term and amount of the ARM, loans collateralized by single-family, owner-occupied first-lien residential real estate may be originated with a LTV up to 90%. The Bank also offers a 100% LTV product for medical doctors within its primary markets. The Bank does not require the borrower to obtain private mortgage insurance for ARM loans. Except for its HEAL product with loan amounts under $250,000, the Bank requires mortgagee's title insurance on single-family, first-lien residential real estate loans to protect the Bank against defects in its liens on the properties that collateralize the loans. The Bank normally requires title, fire, and extended casualty insurance to be obtained by the borrower and, when required by applicable regulations, flood insurance. The Bank maintains an errors and omissions insurance policy to protect the Bank against loss in the event a borrower fails to maintain proper fire and other hazard insurance policies.

Single-family, first-lien residential real estate loans with fixed-rate periods of 15, 20, and 30 years are primarily originated and sold into the secondary market. MSRs attached to the sold portfolio are either sold along with the loan or retained. Loans sold into the secondary market, along with their corresponding MSRs, are included as a component of the Company's Traditional Banking segment, as discussed elsewhere in this filing. The Bank, as it has in the past, may retain such longer-term, fixed-rate loans from time to time in the future to help combat net interest margin compression. Any such loans retained on the Company's balance sheet would be reported as a component of the Traditional Banking segment.

The Bank does, on occasion, purchase single-family, first-lien residential real estate loans made to low-to-moderate income borrowers and/or secured by property located in low-to-moderate income areas, which assists the Bank in meeting its obligations under the CRA. In connection with loan purchases, the Bank receives various representations and warranties from the sellers regarding the quality and characteristics of the loans.

Commercial Lending — The Bank conducts commercial lending activities primarily through Corporate Banking, Commercial Banking, CRE Banking, Business Banking, Private Banking, and Retail Banking Channels.

Commercial clients are primarily located within the Bank's market footprint or in an adjoining market.

Credit opportunities are generally driven by the following: companies expanding their businesses; companies acquiring new businesses; and/or companies refinancing existing debt from other institutions. The Bank has a primary focus on C&I lending and CRE lending. The targeted C&I credit size for client relationships is typically between $1 million and $10 million, with higher targets between $10 million and $35 million for large Corporate Banking. The credit size for the Bank's CRE Division borrowers is typically $5 million and higher and exhibit higher credit quality.

C&I loans typically include those secured by general business assets, which consist of equipment, accounts receivable, inventory, and other business assets owned by the borrower/guarantor. Credit facilities include annually renewable lines of credit and term loans with maturities typically from three to five years and may also involve financial covenant requirements. These requirements are monitored by the Bank's CCAD. Underwriting for C&I loans is based on the borrower's capacity to repay these loans from operating cash flows, typically measured by EBITDA, with capital strength, collateral, and management experience also important underwriting considerations.

Corporate Banking focuses on larger C&I opportunities. Borrowers are generally single-asset entities and loan sizes typically range from $5 million to $35 million. Primary underwriting considerations are project cash flows (current and historical), financial capacity of sponsors, and collateral value financed. The majority of interest rates offered are based on a floating rate index like term-SOFR and U.S. Treasuries. Fixed-rate terms of up to 10 years are available to borrowers by utilizing standard Bank products or interest rate swaps. In many cases the Bank seeks full or limited guarantees, or in certain instances, non-recourse (of owners) loans will be issued, with such cases based upon the equity/capital position, cash flow projections, and stabilization of the borrowing entity.

The Bank's CRE Division, which launched in 2022, focuses on large CRE projects, typically in amounts from $5 million to $25 million. Borrowers are generally single-asset entities, mostly nonowner-occupied CRE. Primary underwriting considerations are cash flow projections (current and historical), financial capacity of sponsors, and collateral value financed. Fixed rate financing and reciprocal interest rate swaps are used as well. Given the size of these credits, the Bank generally seeks established, well-known borrowers and projects with low credit risk.

Commercial Banking focuses on small and medium sized C&I and owner-occupied CRE opportunities. Borrowers are generally single-asset entities and loan sizes typically range from $1 million to $5 million. As with Corporate Banking, the primary underwriting considerations are cash flow projections (current and historical), quality of leases, financial capacity of sponsors, and collateral value of property financed. Interest rates offered are based on both fixed and variable interest-rate formulas.

The Bank's CRE and multi-family loans are typically secured by improved property such as office buildings, medical facilities, retail centers, warehouses, apartment buildings, condominiums, schools, religious institutions, and other types of commercial use property.

The Business Banking group, reporting under Retail Banking in most markets, focuses on locally based small businesses in the Bank's market footprint with primary annual revenues up to $10 million and borrowings between $350,000 and $1 million. The needs of these clients range from expansion or acquisition financing, equipment financing, owner-occupied real estate financing, and smaller operating lines of credit.

The Bank is an SBA Preferred Lending Partner, which allows the Bank to underwrite and approve its own SBA loans in an expedited manner. An experienced veteran lender oversees the Bank's SBA Department. The Bank makes loans to borrowers generally up to $3 million under the SBA "7A Program," as well as utilize the "504 Program" for owner-occupied CRE opportunities. The Bank's lenders utilize programs of the SBA to reduce credit risk exposure.

Construction and Land Development Lending — The Bank originates business loans for the construction of both single-family, residential properties, and commercial properties (e.g., apartment complexes, shopping centers, office buildings). While not a focus for the Bank, the Bank may originate loans for the acquisition and development of residential or commercial land into buildable lots.

Single-family, residential-construction loans are made in the Bank's market area to established homebuilders with solid financial records. The majority of these loans are made for "contract" homes that the builder has already pre-sold to a homebuyer.

Commercial-construction loans are made in the Bank's market to established commercial builders/developers with solid financial records. Typically, these loans are made for investment properties and have tenants pre-committed for some or all of the space. Generally, commercial-construction loans are made for the duration of the construction period and slightly beyond and will either convert to permanent financing with the Bank or with another lender at or before maturity.

Construction-to-permanent loans are another type of construction-related financing that the Bank offers. These loans are made to borrowers who are going to build a property and retain it for ownership after construction completion. These loans are offered on both owner-occupied and nonowner-occupied CRE.

Consumer Lending — Traditional Banking consumer loans made by the Bank include secured and unsecured personal loans. In 2024, the Traditional Bank stopped the origination of new consumer credit cards and anticipates selling or winding down during 2025 the existing $6 million Traditional Bank consumer credit card portfolio.

Aircraft Lending — Aircraft loans are typically made to purchase or refinance personal aircraft, along with engine overhauls and avionic upgrades. Loans typically range between $100,000 and $2,000,000 in size and have terms up to 20 years. While the term of the actual loan can be 20 years, the expected life of an aircraft loan is typically 4-6 years. The aircraft loan program is open to all fifty states.

The credit characteristics of an aircraft borrower are higher than a typical consumer in that they must demonstrate and indicate a higher degree of credit worthiness for approval.

See additional discussion regarding Lending Activities under the sections titled:

- *Part I Item 1A "Risk Factors"*
- *Part II Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations"*
- *Part II Item 8 "Financial Statements and Supplementary Data," Footnote 4 "Loans and Allowance for Credit Losses"*

The Bank's other Traditional Banking activities generally consist of the following:

Private Banking — The Bank provides financial products and services to high-net-worth individuals through its Private Banking division. The Bank's Private Banking officers have extensive banking experience and are trained to meet the unique financial needs of this clientele.

Treasury Management Department — The Bank provides various deposit products designed for commercial business clients located throughout its market footprint. Lockbox processing, remote deposit capture, business on-line banking, account reconciliation, and ACH processing are additional services offered to commercial businesses through the Bank's Treasury Management department. Treasury Management officers work closely with commercial and retail officers to support their clients' cash management needs.

Correspondent Lending — During 2023, the Bank purchased a block of single family, first-lien mortgage loans for investment through its Correspondent Lending channel. The Bank had previously purchased Correspondent loans during 2014 and 2015. Correspondent Lending generally involves the Bank purchasing, primarily from its Warehouse Lending clients, closed loans that meet the Bank's specifications. Substantially all loans purchased through the Correspondent Lending channel are purchased at a premium. Premiums on loans held for investment acquired though the Correspondent Lending channel will be amortized into interest income over the expected life of the loan utilizing the level-yield. Loans acquired through the Correspondent Lending channel are generally made to borrowers outside of the Bank's historical market footprint. During the last half of March 2024, Management made the decision to sell $69 million of correspondent loans that were previously classified as held for investment. The sale of these loans was completed during the second quarter of 2024 with the final dollar amount of loans sold being $67 million.

Internet Banking — The Bank expands its market penetration and service delivery of its RB&T brand by offering clients Internet Banking services and products through its website, www.republicbank.com.

RBMAX — RBMAX is a separately branded, national branchless banking platform offered by the Bank. RBMAX focuses on technologically savvy clients that prefer to bank virtually as well as those that prefer to carry larger balances in high yield savings accounts.

Mobile Banking — The Bank allows clients to easily and securely access and manage their accounts through its mobile banking application.

Other Banking Services — The Bank also provides title insurance and other financial institution related products and services.

Bank Acquisitions — The Bank maintains an acquisition strategy to selectively grow its franchise as a complement to its organic growth strategies.

See additional discussion regarding the Traditional Banking segment under Footnote 24 "Segment Information" of Part II Item 8 "Financial Statements and Supplementary Data."

(II) Warehouse Lending segment

The Core Bank provides short-term, revolving credit facilities to mortgage bankers across the United States through mortgage warehouse lines of credit. These credit facilities are primarily secured by single-family, first-lien residential real estate loans. The credit facility enables the mortgage banking clients to close single-family, first-lien residential real estate loans in their own name and temporarily fund their inventory of these closed loans until the loans are sold to investors approved by the Bank. Individual advances for loans are expected to remain on the warehouse line for an average of 15 to 30 days. Advances for reverse mortgage loans and construction loans typically remain on the line longer than conventional mortgage loans. Interest income and loan fees are accrued for each individual advance during the time the advance remains on the warehouse line and collected when the loan is sold. The Core Bank receives the sale proceeds of each loan directly from the investor and applies the funds to pay off the warehouse advance and related accrued interest and fees. The remaining proceeds are credited to the mortgage-banking client.

See additional discussion regarding the Warehouse Lending segment under Footnote 24 "Segment Information" of Part II Item 8 "Financial Statements and Supplementary Data."

(III) Tax Refund Solutions segment

Through the TRS segment, the Bank facilitates the receipt and payment of federal and state tax refund products and offers a credit product through third-party tax preparers located throughout the U.S., as well as tax-preparation software providers that offer Republic Bank ERAs, RAs, and RTs (collectively, the "Tax Providers"). The majority of all the business generated by the TRS business occurs during the first half of each year. During the second half of each year, TRS generates limited revenue and incurs costs preparing for the next year's tax season. During December 2024, TRS originated $139 million of ERAs related to tax returns that were anticipated to be filed during the first quarter 2025 tax filing season. During December 2023, TRS originated $103 million of ERAs related to tax returns that were anticipated to be filed during the first quarter 2024 tax filing season.

RTs are fee-based products whereby a tax refund is issued to the taxpayer after the Bank has received the refund from the federal or state government. There is no credit risk or borrowing cost associated with these products because they are only delivered to the taxpayer upon receipt of the tax refund directly from the governmental paying authority. Fees earned by the Company on RTs, net of revenue share, are reported as noninterest income under the line item "Net refund transfer fees."

The RA product is a loan made in conjunction with the filing of a taxpayer's federal tax return, which allows the taxpayer to borrow funds as an advance of a portion of their tax refund. The RA product had the following features during the 2024 and 2025 Tax Seasons:

- Offered only during the first two months of each year;
- The taxpayer was given the option to choose from multiple loan-amount tiers, subject to underwriting, up to a maximum advance amount of $6,500;
- No requirement that the taxpayer pays for another bank product, such as an RT;
- Multiple disbursement methods were available through most Tax Providers, including direct deposit, prepaid card, or check, based on the taxpayer-customer's election;
- Repayment of the RA to the Bank is deducted from the taxpayer's tax refund proceeds; and
- If an insufficient refund to repay the RA occurs:
  - there is no recourse to the taxpayer,
  - no negative credit reporting on the taxpayer, and
  - no collection efforts against the taxpayer.

Since its introduction in December of 2022, the ERA loan product has been structured similarly to the RA with the primary differences being the timing of when the ERAs are originated and the documentation available to underwrite the ERAs. The ERA is originated prior to the taxpayer receiving their fiscal year taxable income documentation, *e.g.*, W-2, and the filing of the taxpayer's final federal tax return. As such, the Company generally uses paystub information to underwrite the ERA. The repayment of the ERA is incumbent upon the taxpayer client returning to the Bank's Tax Provider for the filing of their final federal tax return in order for the tax refund to potentially be received by the Bank from the federal government to pay off the advance. The ERA product had the following features during the 2024 and 2025 Tax Seasons:

- Only offered during December and the up-coming January in connection with the upcoming first quarter tax business for each period;
- The taxpayer had the option to choose from multiple loan tiers, subject to underwriting, up to a maximum advance amount of $1,000;
- No requirement that the taxpayer pays for another bank product, such as an RT;
- Multiple disbursement methods available through most Tax Providers, including direct deposit or prepaid card, based on the taxpayer-customer's election;
- Repayment of the ERA to the Bank deducted from the taxpayer's tax refund proceeds; and
- If an insufficient refund to repay the ERA, including the failure to file a final federal tax return through a Republic Tax Provider:
  - no recourse to the taxpayer,
  - no negative credit reporting on the taxpayer, and

        ○   no collection efforts against the taxpayer.

The Company reports fees paid for the RAs, including ERAs, as interest income on loans. The number of days for delinquency eligibility is based on management's annual analysis of tax return processing times. RAs, including ERAs that were originated related to the first quarter 2023 tax filing season were repaid, on average, within 32 days after the taxpayer's tax return was submitted to the applicable taxing authority. RAs do not have a contractual due date, but as it did during 2023, the Company considered an RA delinquent during 2024 if it remained unpaid 35 days after the taxpayer's tax return was submitted to the applicable taxing authority.

Provisions on RAs are estimated when advances are made. Unpaid RAs, including ERAs, related to the first quarter tax filing season of a given year are considered delinquent as of June 30th of that year and charged-off. In addition, as of June 30, 2024, RAs that were subject to Tax Provider loan loss guarantees were charged off and immediately recorded as recoveries of previously charged-off loans with corresponding receivables recorded in other assets for the Tax Provider guarantees. Those corresponding receivables were settled during the third quarter of 2024. RAs collected during the second half of that year, not subject to loan loss guarantee arrangements, are recorded as recoveries of previously charged-off loans.

Related to the overall credit losses on RAs, including ERAs, the Bank's ability to control losses is highly dependent upon its ability to predict the taxpayer's likelihood to receive the tax refund as claimed on the taxpayer's tax return. Each year, the Bank's RA approval model is based primarily on the prior-year's tax refund payment patterns. Because the substantial majority of the RA volume occurs each year before that year's tax refund payment patterns can be analyzed and subsequent underwriting changes made, credit losses during a current year could be higher than management's predictions if tax refund payment patterns change materially between years.

In response to changes in the legal, regulatory, and competitive environment, management annually reviews and revises the RA, including the ERA, product parameters. Further changes in the RA product parameters do not ensure positive results and could have an overall material negative impact on the performance of all RA product offerings and therefore on the Company's financial condition and results of operations.

See additional discussion regarding the RA product under the sections titled:

- *Part I Item 1A "Risk Factors"*
- *Part II Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations"*
- *Part II Item 8 "Financial Statements and Supplementary Data," Footnote 4 "Loans and Allowance for Credit Losses"*

(IV) Republic Payment Solutions segment

The RPS Division offers a range of payments-related products and services to consumers through third party service providers. The Bank offers both issuing solutions and money movement capabilities.

Issuing Solutions:

The RPS division offers prepaid and debit solutions primarily marketed to the consumer industry.

Prepaid solutions include the issuing of payroll and general purpose reloadable ("GPR") cards. Characteristics of these cards include the following:

- Similar to a traditional debit card with features including traditional point of sale purchasing, ATM withdrawals and direct deposit;
- Funds associated with these products typically held in pooled accounts at the Bank with the Bank maintaining records of individual balances within these pooled accounts; and
- Payroll cards facilitate the loading of an employer's payroll onto a card via direct deposit with GPR cards generally distributed through retail locations and reloadable through participating retail load networks.

Debit solutions include the issuing of demand deposit accounts, savings accounts and/or debit cards. In addition to offering traditional point of sale purchasing, ATM withdrawals, and direct deposit options, these accounts may include overdraft protection.

Money Movement:

The Bank participates in traditional money movement solutions including ACH transactions, wire transfer, check processing, and the Mastercard RPPS. These capabilities are complementary to issuing within RPS, as well as, generally facilitating the movement of money for the TRS and RCS Divisions.

The Company reports its share of client-related charges and fees for RPS programs under RPS program fees, while the Company's portion of interchange revenue generated by prepaid card transactions is reported as noninterest income under "Interchange fee income." In addition, the Company began sharing interest income revenue with its largest prepaid marketer-servicer during 2024. The interest shared under this arrangement is reported as interest expense on deposits.

See additional discussion regarding the RPS segment under the sections titled:

- *Part I Item 1A "Risk Factors"*
- *Part II Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations"*
- *Part II Item 8 "Financial Statements and Supplementary Data," Footnote 24 "Segment Information"*

(V) Republic Credit Solutions segment

Through the RCS segment, the Bank offers consumer credit products. In general, the credit products are unsecured, small dollar consumer loans that are dependent on various factors. RCS loans typically earn a higher yield but also have higher credit risk compared to loans originated through the Traditional Banking segment, with a significant portion of RCS clients considered subprime or near-prime borrowers. The Bank uses third-party service providers for certain services such as marketing and loan servicing of RCS loans. Additional information regarding consumer loan products offered through RCS follows:

1) RCS line-of-credit products – Using separate third-party service providers, the Bank originates two line-of-credit products to generally subprime borrowers in multiple states. Elastic Marketing, LLC and Elevate Decision Sciences, LLC are third-party service providers for the LOC I product and are subject to the Bank's oversight and supervision. Together, these companies provide the Bank with certain marketing, servicing, technology, and support services, while a separate third party provides customer support, servicing, and other services on the Bank's behalf. The Bank is the lender for this product and is marketed as such. Furthermore, the Bank controls the loan terms and underwriting guidelines, and the Bank exercises consumer compliance oversight of the product.

   The Bank sells participation interests in this product. These participation interests are a 90% interest in advances made to borrowers under the borrower's line-of-credit account, and the participation interests are generally sold three business days following the Bank's funding of the associated advances. Although the Bank retains a 10% participation interest in each advance, it maintains 100% ownership of the underlying LOC I account with each borrower. Loan balances held for sale through this program are carried at the lower of cost or fair value.

2) Similar to its LOC I product, the Bank provides oversight and supervision to a third party for its LOC II product. In return, this third party provides the Bank with marketing services and loan servicing for the LOC II product. The Bank is the lender for this product and is marketed as such. Furthermore, the Bank controls the loan terms and underwriting guidelines, and the Bank exercises consumer compliance oversight of this product.

   The Bank sells 95% participation interests in the LOC II product. These participation interests are generally sold three business days following the Bank's funding of the associated advances. Although the Bank retains a 5% participation interest in each advance, it maintains 100% ownership of the underlying LOC II account with each borrower. Loan balances held for sale through this program are carried at the lower of cost or fair value.

- RCS installment loan product – Through RCS, the Bank offers installment loans with terms ranging from 12 to 60 months to borrowers in multiple states. The same third-party service provider for RCS's LOC II is the third-party provider for the installment loans. This third-party provider is subject to the Bank's oversight and supervision and provides the Bank with marketing services and loan servicing for these RCS installment loans. The Bank is the lender for these RCS installment loans and is marketed as such. Furthermore, the Bank controls the loan terms and underwriting guidelines, and the Bank exercises consumer compliance oversight of this RCS installment loan product. Currently, all loan balances originated under this RCS installment loan program are carried as "held for sale" on the Bank's balance sheet, with the intention to sell these loans to a third-party, who is an affiliate of the Bank's third-party service provider, generally within sixteen days following the Bank's origination of the loans. Loans originated under this RCS installment loan program are carried at fair value under a fair-value option, with the portfolio marked to market monthly.

- RCS healthcare receivables products – The Bank originates healthcare-receivables products across the U.S. through three different third-party service providers.

  - For two of the programs, the Bank retains 100% of the receivables, with recourse in the event of default.

  - For the remaining program, in some instances the Bank retains 100% of the receivables originated, with recourse in the event of default, and in other instances, the Bank sells 100% of the receivables generally within one month of origination. Loan balances held for sale through this program are carried at the lower of cost or fair value.

For the RCS line of credit and healthcare receivable products, the Company reports interest income and loan origination fees earned on RCS loans under "Loans, including fees," while any net gains or losses on sale and mark-to-market adjustments of RCS loans are reported as noninterest income under "RCS Program fees." The Company has elected fair value accounting for its RCS installment loan product that it sells after an initial holding period. As a result, interest income on loans, loan origination fees, net gains or losses on sale, and mark-to-market adjustments for the RCS installment product are reported as noninterest income under "RCS Program fees."

See additional discussion regarding the RCS segment under the sections titled:

- *Part I Item 1A "Risk Factors"*
- *Part II Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations"*
- *Part II Item 8 "Financial Statements and Supplementary Data," Footnote 24 "Segment Information"*

Employees and Human Capital Resources

As of December 31, 2024, Republic had 989 FTE employees. Altogether, Republic had 978 full-time and 21 part-time employees. None of the Company's employees are subject to a collective bargaining agreement, and Republic has never experienced a work stoppage. The Company believes that it has had and continues to have good employee relations.

Employee retention helps the Company operate efficiently and effectively. Management promotes its core values through prioritizing concern for employees' well-being, supporting employees' career goals, offering competitive wages, offering flexible schedules, and providing valuable fringe benefits. In addition, Bank employees may become stockholders of the Company through participation in its Employee Stock Purchase Plan and its 401(k) retirement plan, which offers a Company stock investment option.

The Company actively encourages and supports the growth and development of its employees. Management generally seeks to fill positions by promotion and transfer from within the organization, whenever practical. Career development is advanced through ongoing mentoring and development programs, as well as internally developed training programs, customized corporate training engagements, and educational reimbursement programs. Reimbursement is available to employees enrolled in pre-approved degree or certification programs at accredited institutions that teach skills or knowledge relevant to the financial services industry and in compliance with the Internal Revenue Code.

The safety, health, and wellness of Republic's employees is considered a top priority. The Company promotes the health and wellness of its employees by encouraging work-life balance, offering flexible work schedules, and striving to keep the employee portion of health care premiums competitive with local competition. Additionally, Republic strives to clearly and frequently communicate expectations that all employee conduct must adhere to the highest ethical standards encompassed by its corporate values, including through town hall meetings and senior leadership messages.

Information about our Executive Officers

See Part III, Item 10. "Directors, Executive Officers and Corporate Governance." for information about the Company's executive officers.

Competition

Traditional Banking

The Traditional Bank encounters intense competition in its market footprint in originating loans, attracting deposits, and selling other banking-related financial services. The deregulation of the banking industry, the ability to create financial services holding companies to engage in a wide range of financial services other than banking, and the widespread enactment of state laws that permit multi-bank holding companies, as well as the availability of nationwide interstate banking, has created a highly competitive environment for financial institutions. In one or more aspects of the Bank's business, the Bank competes with local and regional retail and commercial banks, other savings banks, credit unions, finance companies, mortgage companies, fintech companies, and other financial intermediaries operating in Kentucky, Indiana, Florida, Tennessee, Ohio, and in other states where the Bank offers its products. The Bank also competes with insurance companies, consumer finance companies, investment banking firms, and mutual fund managers. Some of the Company's competitors are not subject to the same degree of regulatory review and restrictions that apply to the Company and the Bank. Many of the Bank's primary competitors, some of which are affiliated with large bank holding companies or other larger financial based institutions, have substantially greater resources, larger established client bases, higher lending limits, more extensive banking center networks, numerous ATMs or ITMs, and greater advertising and marketing budgets. They may also offer services that the Bank does not currently provide. These competitors attempt to gain market share through their financial product mix, pricing strategies, and banking center locations. Legislative developments related to interstate branching and banking in general, by providing large banking institutions easier access to a broader marketplace, can act to create more pressure on smaller financial institutions to consolidate. It is anticipated that competition from both bank and non-bank entities will continue to remain strong in the foreseeable future.

The primary factors in competing for bank products are convenient locations, ATMs, ITMs, flexible hours, deposit interest rates, services, internet banking, mobile banking, range of lending services offered, and lending fees. The Bank believes that an emphasis on highly personalized service tailored to individual client needs, together with the local character of the Bank's business and its "community bank" management philosophy will continue to enhance the Bank's ability to compete successfully in its market footprint.

Warehouse Lending

The Bank faces strong competition from financial institutions across the United States for mortgage banking clients in need of warehouse lines of credit. Competitors may have substantially greater resources, larger established client bases, higher lending limits, as well as underwriting standards and on-going oversight requirements that could be viewed more favorably by some clients. A few or all of these factors can lead to a competitive disadvantage to the Company when attempting to retain or grow its Warehouse client base.

Tax Refund Solutions

The TRS segment encounters direct competition for RT and RA market share from a limited number of banks in the industry. The Bank promotes these products to Tax Providers using various revenue-share and pricing incentives, as well as product features and overall service levels.

Republic Payment Solutions

The prepaid card industry is subject to intense and increasing competition. The Bank competes with a number of companies that market different types of prepaid card products, such as general-purpose-reloadable, gift, incentive, and corporate disbursement cards.

There is also competition from large retailers who are seeking to integrate more financial services into their product offerings. Increased competition is also expected from alternative financial services providers who are often well-positioned to service the "underbanked" and who may wish to develop their own prepaid card programs.

Republic Credit Solutions

The small-dollar consumer loan industry is highly competitive. Competitors for the Company's small-dollar loan programs include, but are not limited to, billers who accept late payments for a fee, overdraft privilege programs of other banks and credit unions, payday lenders, and fintech companies.

New entrants to the small-dollar consumer loan market must successfully implement underwriting and fraud prevention processes, overcome consumer brand loyalty, and have sufficient capital to withstand early losses associated with unseasoned loan portfolios. In addition, there are substantial regulatory and compliance costs, including the need for expertise to customize products associated with licenses to lend in various states across the United States.

Supervision and Regulation

The Company and the Bank are separate and distinct entities and are subject to extensive federal and state banking laws and regulations, which establish a comprehensive framework of activities in which the Company and the Bank may engage. These laws and regulations are primarily intended to provide protection to clients and depositors, not stockholders. The Company, as a public reporting company, is also subject to various federal securities laws and regulations. Because the Company's Class A Common Stock is listed on NASDAQ, the Company is subject to NASDAQ's rules for listed companies.

As an umbrella supervisor, the FRB requires that FHCs operate in a safe and sound manner so that their financial condition does not threaten the viability of affiliated depository institutions. The FRB conducts periodic examinations to review the Company's compliance with various legal and safety and soundness requirements, which directly impact the Bank.

The Bank is a Kentucky-chartered commercial banking and trust corporation that is not a member of the Federal Reserve System, and as such it is subject to supervision and regulation by the FDIC and the KDFI. The Bank operates physical locations in Florida, Indiana, Kentucky, Ohio, and Tennessee and originates and purchases loans on a national basis. All deposits, subject to regulatory prescribed limitations, held by the Bank are insured by the FDIC. The Bank is subject to the restrictions and requirements of, and potential enforcement actions, and examinations by the FDIC and KDFI. The Bank is a member of the FHLB system. As a member of the FHLB system, the Bank must also comply with applicable regulations of the Federal Housing Finance Agency. Regulation and supervision by each of these agencies is intended primarily for the protection of the Bank's clients and the DIF and not for the benefit of the Company's stockholders. The Bank's activities are also regulated under federal and state consumer protection laws applicable to the Bank's lending, deposit, and other activities. An adverse ruling or finding against the Company or the Bank under these laws could have a material adverse effect on our results of operations.

The Company and the Bank are also subject to the regulations of the CFPB. The CFPB has consolidated rules and orders with respect to consumer financial products and services and has substantial power to define the rights of consumers and responsibilities of lending institutions, such as the Bank. The CFPB does not, however, examine or supervise the Bank for compliance with such regulations; rather, based on the Bank's size (less than $10 billion in assets), enforcement authority remains with the FDIC and the KDFI although the Bank may be required to submit reports or other materials to the CFPB upon its request. Notwithstanding jurisdictional limitations set forth in the Dodd-Frank Act, the CFPB and federal banking regulators may endeavor to work jointly on supervision matters.

Regulators have extensive discretion in connection with their supervisory and enforcement authority and examination policies, including, but not limited to, policies that can materially impact the classification of assets and the establishment of adequate loan loss reserves. Any change in regulatory requirements and policies, whether by the FRB, the FDIC, the KDFI, the CFPB, or state or federal legislation, could have a material adverse impact on Company operations.

Regulators also have broad enforcement powers over banks and their holding companies, including, but not limited to: the power to mandate or restrict particular actions, activities, or divestitures; impose monetary fines and other penalties for violations of laws and regulations; issue cease and desist or removal orders; seek injunctions; publicly disclose such actions; and prohibit unsafe or unsound practices. This authority includes both informal and formal actions to effect corrective actions and/or sanctions. In addition, the Bank is subject to regulation and potential enforcement actions by other state and federal agencies.

Certain regulatory requirements applicable to the Company and the Bank are referred to below or elsewhere in this filing. The description of statutory provisions and regulations applicable to banks and their holding companies set forth in this filing does not purport to be a complete description of such statutes and regulations. Their effect on the Company and the Bank is qualified in its entirety by reference to the actual laws and regulations.

The Dodd-Frank Act

The Dodd-Frank Act, among other things, implemented changes that affected the oversight and supervision of financial institutions, provided for a new resolution procedure for large financial companies, created the CFPB, introduced more stringent regulatory capital requirements and significant changes in the regulation of over-the-counter derivatives, reformed the regulation of credit rating agencies, increased controls and transparency in corporate governance and executive compensation practices, incorporated the Volcker Rule, required registration of advisers to certain private funds, and influenced significant changes in the securitization market. The EGRRCPA and its implementing regulations pulled back some of the more stringent requirements of the Dodd-Frank Act for community banks with total consolidated assets of less than $10 billion, such as the Bank. Due to exemptions in the Dodd-Frank Act, the EGRRCPA, and each act's implementing regulations, the Company and Bank are not subject to several provisions of the Dodd-Frank Act, including but not limited to (1) the Durbin Amendment, which would otherwise limit the interchange fees the Bank can charge on debit card transactions, (2) the Volcker Rule, which would otherwise affect the Company's ability to invest in or engage in certain trading activities, and (3) stricter regulatory capital requirements.

I.   The Company

Source of Strength Doctrine — The Dodd-Frank Act codified the FRB's longstanding "source of strength" doctrine, a policy that holding companies act as a source of strength to their insured depository institution subsidiaries by providing capital, liquidity, and other support in times of distress. FRB policies and regulations also prohibit bank holding companies from engaging in unsafe and unsound banking practices. The FDIC and the KDFI have similar restrictions with respect to the Bank. Under the Dodd-Frank Act and in line with prior FRB policy, a BHC is expected to act as a source of financial and managerial strength to its banking subsidiaries and to commit resources for their support. Providing financial support of this nature could restrict the Company's ability to pay dividends and may be required at times when the Company may not be inclined to provide it. A BHC may also be required to guarantee the capital restoration plan of an undercapitalized banking subsidiary and any applicable cross-guarantee provisions that may apply to the BHC. In addition, any capital loans by the Company to its bank subsidiary are subordinate in right of payment to deposits and to certain other indebtedness of the bank subsidiary. In the event of a BHC's bankruptcy, any commitment by the BHC to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Acquisitions and Strategic Planning — The Company generally is required to obtain the prior approval of the FRB under the BHCA before it may, among other things, merge or consolidate with another BHC, acquire all or substantially all of the assets of any bank, or acquire ownership or control of any voting shares of any bank, if after such acquisition it would own or control, directly or indirectly, more than 5% of any class of the voting shares of such bank. In addition, the Bank must obtain regulatory approval before completing certain transactions, such as adding new banking offices and mergers with, or acquisitions of, other financial institutions. This may affect the Company's or the Bank's acquisition, or timely acquisition, of interests in other banks, other merger and acquisition activity and banking office expansion.

The Change in Bank Control Act generally requires the approval of the appropriate federal banking regulatory agency before any person can acquire control of a bank or BHC. An acquisition of control occurs if, immediately after a transaction, the acquiring person directly or indirectly owns, controls, or holds with the power to vote 25% or more of the outstanding shares of any class of voting securities of the bank or BHC. Additionally, control is refutably presumed to exist if, immediately after a transaction, the acquiring person owns, controls, or holds with the power to vote 10% or more of any class of voting securities of an institution and (i) the institution has registered securities under Section 12 of the Securities Exchange Act of 1934 or (ii) no other person will own, control, or hold the power to vote a greater percentage of that class of voting securities immediately after the transaction.

Financial Activities — The Company is an FHC. A BHC may elect to become an FHC if it and each of its banking subsidiaries is well capitalized, is well managed and has at least a "Satisfactory" rating under the CRA. As an FHC, the Company is permitted to engage directly or indirectly in a broader range of activities than those permitted for a BHC under the BHCA. Permitted activities for an FHC include securities underwriting and dealing, insurance underwriting and brokerage, merchant banking, and other activities that are declared by the FRB, in cooperation with the Treasury Department, to be "financial in nature or incidental thereto" or are declared by the FRB unilaterally to be "complementary" to financial activities. Permitted activities also include those determined to be "closely related to banking" activities by the FRB under the BHCA and permissible for any BHC. An FHC is allowed to conduct permissible new financial activities or acquire permissible non-bank financial companies with after-the-fact notice to the FRB.

To maintain FHC status, the Company and the Bank must continue to meet the well capitalized and well managed requirements and maintain at least a "Satisfactory" rating under the CRA. The failure to meet such requirements could result in material restrictions on the activities of the Company and may also adversely affect the Company's ability to enter into certain transactions (including mergers and acquisitions) or obtain necessary approvals in connection therewith, as well as the loss of FHC status. If restrictions are imposed on the activities of an FHC, such information may not necessarily be available to the public.

II.   The Bank

The Kentucky and federal banking statutes prescribe the permissible activities in which a Kentucky-chartered bank may engage and where those activities may be conducted. Kentucky's statutes contain a super parity provision that permits a well-rated Kentucky bank to engage in any banking activity in which a national bank in Kentucky, a state bank, state thrift, or state savings association operating in any other state, a federal savings bank, or a federal thrift meeting the qualified thrift lender test engages, provided it first obtains a legal opinion from counsel specifying the statutory or regulatory provisions that permit the activity.

Safety and Soundness — The federal banking regulatory agencies have prescribed, by regulation, guidelines for all insured depository institutions relating to: (i) internal controls, information systems, and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate risk exposure; (v) asset growth; (vi) asset quality; (vii) earnings; and (viii) compensation and benefits. These guidelines set forth safety and soundness standards that the federal banking regulatory agencies use to identify and address problems at FDIC insured institutions before capital becomes impaired. If the FDIC determines that the Bank fails to meet any standard prescribed by these guidelines, the FDIC may require the Bank to submit to it an acceptable plan to achieve compliance with the standard. FDIC regulations establish deadlines for the submission and review of such safety and soundness compliance plans in response to any such determination.

Branching — Kentucky law generally permits a Kentucky chartered bank to establish a branch office in any county in Kentucky. A Kentucky bank may also, subject to regulatory approval and certain restrictions, establish a branch office outside of Kentucky. Well-capitalized Kentucky state-chartered banks that have been in operation at least three years and that satisfy certain criteria relating to, among other things, their composite and management regulatory exam ratings, may establish a branch in Kentucky without the approval of the Commissioner of the KDFI, upon notice to the KDFI and any other state bank with its main office located in the county where the new branch will be located. Branching by banks not meeting these criteria requires the approval of the Commissioner of the KDFI, who must ascertain and determine that the public convenience and advantage will be served and promoted and that there is a reasonable probability of the successful operation of the branch. In any case, the proposed branch must also be approved by the FDIC, which considers a number of factors, including financial condition, capital adequacy, earnings prospects, character of management, needs of the community, and consistency with corporate powers. As a result of several legislative acts including the Dodd-Frank Act, the Bank, along with any other national or state-chartered bank, generally may branch across state lines. Such unlimited branching authority has the potential to increase competition within the markets in which the Company and the Bank operate.

Restrictions on Affiliate Transactions and Loans to Insiders — Transactions between the Bank or its subsidiaries and affiliates (including the Company), and in some cases the Bank's correspondent banks, are subject to FDIC regulations, the FRB's Regulations O and W, and Sections 23A, 23B, 22(g), and 22(h) of the Federal Reserve Act ("FRA"). In general, these transactions must be on terms and conditions that are consistent with safe and sound banking practices and substantially the same, or at least as favorable to the bank or its subsidiaries, as those for comparable transactions with non-affiliated parties. In addition, certain types of these transactions referred to as "covered transactions" are subject to quantitative limits based on a percentage of the Bank's capital, thereby restricting the total dollar amount of transactions the Bank or its subsidiaries may engage in with each individual affiliate and with all affiliates in the aggregate. Limitations are also imposed on loans and extensions of credit by a bank to its executive officers, directors, and principal stockholders and each of their related interests. The Dodd-Frank Act expanded the scope of these regulations, including by applying them to the credit exposure arising under derivative transactions, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions.

The FRB promulgated Regulation W to implement Sections 23A and 23B of the FRA. This regulation contains many of the foregoing restrictions and addresses derivative transactions, overdraft facilities, and other transactions between a bank and its non-bank affiliates.

Restrictions on Distribution of Subsidiary Bank Dividends and Assets — Bank regulators may declare a dividend payment to be unsafe and unsound even if the Bank continues to meet its capital requirements after the dividend. Dividends paid by the Bank provide substantially all of the Company's operating funds. Regulatory requirements limit the amount of dividends that may be paid by the Bank. Under applicable federal regulations, the Bank generally cannot pay a dividend if the Bank is not adequately capitalized or if, after paying the dividend, the Bank would be undercapitalized. Under applicable federal capital adequacy guidelines, banks are also subject to dividend limitations and restrictions if they fail to maintain an appropriate capital conservation buffer.

Under Kentucky law and applicable federal banking regulations, the dividends the Bank can pay during any calendar year are generally limited to its profits for that year, plus its retained net profits for the two preceding years, less any required transfers to surplus or to fund the retirement of preferred stock or debt, absent approval of the respective state or federal banking regulators. FDIC regulations also require all insured depository institutions to remain in a safe and sound condition, as defined in applicable regulations, as a condition of having FDIC deposit insurance.

FDIC Deposit Insurance Assessments — All Bank deposits are insured to the maximum extent permitted by the DIF. Insured Bank deposits are backed by the full faith and credit of the U.S. Government. As insurer, the FDIC is authorized to conduct examinations of, and to require reporting by, insured institutions. The FDIC also may prohibit any insured institution from engaging in any activity determined by regulation or order to pose a serious threat to the DIF.

The FDIC assesses all banks quarterly. A bank's assessment base and assessment rates are determined quarterly and are risk-based. For small banks (such as the Bank) post-Dodd-Frank Act, individual assessment rates are individually assigned based on the FDIC's financial ratios method that estimates the probability of a bank's failure over three years using financial data and a weighted average of the bank's CAMELS component ratings, subject to adjustment. CAMELS composite ratings are used to set minimum and maximum assessment rates. The assessment base, post-Dodd-Frank Act, is the average consolidated total assets minus average tangible equity. Management cannot predict what insurance assessment rates will be in the future.

The FDIC may terminate the deposit insurance of any insured depository institution, including the Bank, if it determines that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or condition imposed by an agreement with the FDIC. It may also suspend deposit insurance temporarily if an institution has no tangible capital. If insurance is terminated, the accounts at the institution at the time of termination, less subsequent withdrawals, continue to be insured for a period of six months to two years, as determined by the FDIC. Management is aware of no existing circumstances that would result in termination of the Bank's FDIC deposit insurance.

Anti-Money Laundering and Related Laws — The Company and the Bank are subject to federal laws that are designed to counter money laundering and terrorist financing and transactions with persons, companies, or foreign governments sanctioned by the United States. These laws include the BSA, the Money Laundering Control Act, the Anti-Money Laundering Act of 2020, the Corporate Transparency Act, and the Patriot Act, as administered by the United States Treasury Department's Financial Crimes Enforcement Network. These laws obligate depository institutions and broker-dealers to verify their customers' identity, conduct customer due diligence, report on suspicious activity, file reports of certain transactions in currency, and conduct enhanced due diligence on certain accounts. The United States Treasury Department's Office of Foreign Assets Control prohibits persons from engaging in transactions with certain designated restricted countries and persons. Depository institutions and broker-dealers are required by their federal regulators to maintain robust policies and procedures in order to ensure compliance with these anti-money laundering and anti-terrorist financing obligations.

Failure to comply with these laws or maintain an adequate compliance program can lead to significant monetary penalties and reputational damage. Additionally, federal banking regulatory agencies evaluate the effectiveness of an applicant in combating money laundering when, determining whether to approve, among other things, a proposed bank merger, acquisition, restructuring, or other expansionary activity.

Consumer Laws and Regulations — The Bank is subject to a number of federal and state consumer protection laws, including, but not limited to, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Military Lending Act, the Real Estate Settlement Procedures Act, the Servicemembers Civil Relief Act, the Telephone Consumer Protection Act, and these laws' respective state-law counterparts, among many others. As discussed in more detail below, the Bank must also comply with fair lending and privacy laws. Banks as well as nonbank consumer financial services providers are subject to any rule, regulation, or guideline created by the CFPB. The CFPB is an independent "watchdog" within the Federal Reserve System that regulates any person or service provider who offers or provides personal, family, or household financial products or services by overseeing the application and implementation of federal "consumer financial laws."

The CFPB is authorized to prescribe rules applicable to any covered person or service provider identifying and prohibiting acts or practices that are unfair, deceptive, or abusive in connection with any consumer financial product or service transaction. The CFPB has engaged in rulemaking and taken enforcement actions that directly impact the business operations of financial institutions offering consumer financial products or services, including the Bank and its divisions. The FDIC also regulates unfair and deceptive or abusive acts or practices under Section 5 of the Federal Trade Commission Act.

Such laws and regulations and the other consumer protection laws and regulations to which the Bank has been subject have historically mandated certain disclosure requirements and regulated the manner in which financial institutions must deal with clients when taking deposits from, making loans to, or engaging in other types of transactions with such clients. The continued effect of the CFPB on the development and promulgation of consumer protection rules and guidelines and the enforcement of federal "consumer financial laws" on the Bank, if any, cannot be determined with certainty at this time.

Community Reinvestment Act and Fair Lending Laws — Banks have a responsibility under the CRA and related regulations to help meet the credit needs of their entire communities, including low- and moderate-income neighborhoods. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. An institution's failure to comply with the provisions of the CRA could, at a minimum, result in regulatory restrictions on its activities and the denial of applications. In addition, an institution's failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in federal regulatory agencies or the Department of Justice taking enforcement actions against the institution. Failure by the Bank to fully comply with these laws could result in material penalties being assessed against the Bank. The Bank received an "Outstanding" CRA Performance Evaluation in March 2024, the most recent evaluation for which it has received final ratings. A copy of the public section of this CRA Performance Evaluation is available to the public upon request.

Privacy and Data Security — The FRB, FDIC, other bank regulatory agencies, and states have adopted guidelines for safeguarding confidential, personal customer information. These guidelines require each financial institution, under the supervision and ongoing oversight of its board of directors or an appropriate committee thereof, to create, implement and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, protect against any anticipated threats or hazards to the security or integrity of such information and protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer. If the Bank fails to properly safeguard customer information or is the subject of a successful cyber-attack, it could result in material fines and/or liabilities that could materially affect the Company's results of operations. Additionally, in November 2021, the FRB, FDIC, and Office of the Comptroller of the Currency issued a joint final rule establishing computer-security incident notification requirements for banking organizations and their bank service providers. Effective April 2022, with full compliance no later than May 2022, banking organizations are required to satisfy specified consumer notice requirements if certain computer-security incidents occur, including incidents that have materially disrupted or degraded, or are reasonably likely to materially disrupt or degrade, the organization's (i) ability to carry out banking operations, activities, or processes, or deliver banking products and services to a material portion of its customer base, in the ordinary course of business, (ii) business lines, including associated operations, services, functions, and support, that upon failure would result in a material loss of revenue, profit, or franchise value, or (iii) operations the failure or discontinuance of which would pose a threat to the financial stability of the United States.

In addition, various U.S. regulators, including the FRB and the SEC, have increased their focus on cyber-security through guidance, examinations, and regulations. The Company's Board has approved and adopted a written information security program.

The GLBA requires financial institutions to implement policies and procedures regarding the disclosure of nonpublic personal information about consumers to non-affiliated third parties. In general, the statute requires explanations to consumers on policies and procedures regarding the disclosure of such nonpublic personal information, and, except as otherwise required by law, prohibits disclosing such information except as provided in the financial institution's policies and procedures. In addition to the GLBA, the Company and the Bank are also subject to applicable state privacy laws.

Prohibitions Against Tying Arrangements — The Bank is subject to prohibitions on certain tying arrangements. A depository institution generally is prohibited, subject to certain exceptions, from extending credit or offering any other service, or fixing or varying the consideration for an extension of credit or service, on the condition that the client obtain some additional product or service from the institution or its affiliates or not obtain products or services of a competitor of the institution.

Depositor Preference — The FDIA provides that, in the event of the liquidation or other resolution of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as receiver, will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors (including depositors whose deposits are payable only outside of the U.S.), and the parent BHC, with respect to any extensions of credit they have made to such insured depository institution.

Federal Home Loan Bank System — The FHLB offers credit to its members, which include savings banks, commercial banks, insurance companies, credit unions, and other entities. The FHLB system is currently divided into eleven federally chartered regional FHLBs that are regulated by the Federal Housing Finance Agency. The Bank is a member and owns capital stock in the FHLB Cincinnati. The amount of capital stock the Bank must own to maintain its membership depends on its balance of outstanding advances. It is required to acquire and hold shares in an amount at least equal to 1% of the aggregate principal amount of its unpaid single-family, residential real estate loans and similar obligations at the beginning of each year, or 1/20th of its outstanding advances from the FHLB, whichever is greater. Advances are secured by pledges of loans, mortgage backed securities, and capital stock of the FHLB. FHLBs also purchase mortgages in the secondary market through their Mortgage Purchase Program. The Bank began selling loans to the Mortgage Purchase Program during 2024.

In the event of a default on an advance, the Federal Home Loan Bank Act establishes priority of the FHLB's claim over various other claims. If an FHLB falls below its minimum capital requirements, the FHLB may seek to require its members to purchase additional capital stock of the FHLB. If problems within the FHLB system were to occur, it could adversely affect the pricing or availability of advances, the amount and timing of dividends on capital stock issued by FHLB Cincinnati to its members, or the ability of members to have their FHLB capital stock redeemed on a timely basis. Congress continues to consider various proposals that could establish a new regulatory structure for the FHLB system, as well as for other government-sponsored entities. The Bank cannot predict at this time, which, if any, of these proposals may be adopted or what effect they would have on the Bank's business.

Federal Reserve System — Under regulations of the FRB, the Bank is required to maintain noninterest-earning reserves against its transaction accounts (primarily NOW and regular checking accounts). The Bank is in compliance with the foregoing reserve requirements. Required reserves must be maintained in the form of vault cash, a depository account at the FRB, or a pass-through account as defined by the FRB. The balances maintained to meet the reserve requirements imposed by the FRB may be used to satisfy liquidity requirements imposed by the FDIC. The Bank is also authorized to borrow from the FRB discount window.

Loans to One Borrower — Under current limits, loans and extensions of credit outstanding at one time to a single borrower and not fully secured generally may not exceed 15% of the institution's unimpaired capital and unimpaired surplus. Loans and extensions of credit fully secured by certain readily marketable collateral may represent an additional 10% of unimpaired capital and unimpaired surplus.

Capital Adequacy Requirements

Capital Guidelines — The Company and the Bank are subject to capital regulations in accordance with Basel III, as administered by banking regulators. Regulatory agencies measure capital adequacy within a framework that makes capital requirements, in part, dependent on the individual risk profiles of financial institutions. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators, including prompt corrective action as described below, that, if undertaken, could have a direct material effect on Republic's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance sheet items, as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators regarding components, risk weightings, and other factors.

Banking regulators have categorized the Bank as well-capitalized. For purposes of determining if prompt corrective action is called for, the regulations in accordance with Basel III define "well capitalized" as a 10.0% Total Risk-Based Capital ratio, a 6.5% Common Equity Tier 1 Risk-Based Capital ratio, an 8.0% Tier 1 Risk-Based Capital ratio, and a 5.0% Tier 1 Leverage ratio. Additionally, in order to avoid limitations on capital distributions, including dividend payments and certain discretionary bonus payments to executive officers, the Company and Bank must hold a capital conservation buffer of 2.5% composed of Common Equity Tier 1 Risk-Based Capital above their minimum risk-based capital requirements.

As of December 31, 2024 and 2023, the Company's capital ratios* were as follows:

December 31, (dollars in thousands)	2024		2023	
	Amount	Ratio	Amount	Ratio
Total capital to risk-weighted assets				
Republic Bancorp, Inc.	$ 1,042,149	16.98 %	$ 968,844	16.10 %
Republic Bank & Trust Company	989,800	16.14	931,923	15.50
Common equity tier 1 capital to risk-weighted assets				
Republic Bancorp, Inc.	$ 965,243	15.73 %	$ 893,658	14.85 %
Republic Bank & Trust Company	912,968	14.89	856,744	14.25
Tier 1 (core) capital to risk-weighted assets				
Republic Bancorp, Inc.	$ 965,243	15.73 %	$ 893,658	14.85 %
Republic Bank & Trust Company	912,968	14.89	856,744	14.25
Tier 1 leverage capital to average assets				
Republic Bancorp, Inc.	$ 965,243	14.07 %	$ 893,658	13.89 %
Republic Bank & Trust Company	912,968	13.29	856,744	13.25

The Company and the Bank elected to defer the impact of CECL on regulatory capital. The deferral period is five years, with the total estimated CECL impact 100% deferred for 2020 and 2021, then phased in over the next three years of 2022 through 2024. If not for this election, the Company's and Bank's regulatory capital ratios would have been approximately 3 basis points and 6 basis points lower than those presented in the table above as of December 31, 2024 and 2023.

The EGRRCPA provided for the simplification of the regulatory capital rules for certain financial institutions and their holding companies with total consolidated assets of less than $10 billion. The EGRRCPA required the federal banking agencies to develop a CBLR for qualifying banks and holding companies with total consolidated assets of less than $10 billion and an appropriate risk profile. The EGRRCPA mandated a minimum CBLR of not less than 8% and not more than 10%. In October 2019, the federal banking agencies issued a final rule implementing the CBLR framework and setting the CBLR at 9%. Under the final rule, the CBLR is calculated, generally, as Tier 1 capital divided by average total consolidated assets (minus amounts deducted from Tier 1 capital). Under this final rule, which was effective January 1, 2020, a qualifying community banking organization that has opted to use the CBLR framework is considered to have met the generally applicable risk-based and leverage capital requirements, the capital ratio requirements to be considered "well capitalized" under the prompt corrective action framework, and any other capital or leverage requirements to which the qualifying community banking organization is subject, if it maintains a CBLR greater than 9%. A qualifying community banking organization is a non-advanced approaches banking organization that has a leverage ratio of greater than 9%, total consolidated assets of less than $10 billion, total off-balance sheet exposures (excluding derivatives other than sold credit derivatives and unconditionally cancelable commitments) of 25% or less of total consolidated assets, and total trading assets and trading liabilities of 5% or less of total consolidated assets. While we believe we qualify as a qualifying community banking organization, we have not opted into the CBLR framework.

Corrective Measures for Capital Deficiencies — Banking regulators are required to take "prompt corrective action" with respect to capital deficient institutions. Applicable regulations define, for each capital category, the levels at which institutions are well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. A bank is undercapitalized if it fails to meet any one of the ratios required to be adequately capitalized.

Undercapitalized, significantly undercapitalized, and critically undercapitalized institutions are required to submit a capital restoration plan, which must be guaranteed by the institution's holding company. In addition, applicable regulations contain broad restrictions on certain activities of undercapitalized institutions, including asset growth, acquisitions, branch establishment, and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment. A bank's capital classification will also affect its ability to accept brokered deposits. Under applicable regulations, a bank may not lawfully accept, roll over, or renew brokered deposits unless it is either well capitalized or it is adequately capitalized and receives a waiver from its applicable regulator.

If a banking institution's capital decreases below acceptable levels, bank regulatory enforcement powers become more enhanced. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management, and other restrictions. Banking regulators have limited discretion in dealing with a critically undercapitalized institution and are normally required to appoint a receiver or conservator. Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing if the institution has no tangible capital.

In addition, an FHC may face significant consequences if its bank subsidiary fails to maintain the required capital and management ratings, including the imposition of an agreement with the FRB that imposes limitations on its operations and may require divestitures. Until such deficiencies are corrected, the FRB generally may impose any limitations or conditions on the conduct or activities of the FHC and its affiliates that the FRB determines are appropriate, and the FHC may not commence any additional activity or acquire control of any company under Section 4(k) of the BHCA without prior FRB approval. Unless the period for compliance is extended by the FRB, if an FHC fails to correct deficiencies in maintaining its qualification for FHC status within 180 days of notice of such deficiencies from the FRB, the FRB may order divestiture of any depository institution controlled by the company. A company may comply with a divestiture order by ceasing to engage in any financial or other activity that would not be permissible for a BHC that has not elected to be treated as an FHC. The Company is currently classified as an FHC.

Under FDICIA, each federal banking agency has prescribed, by regulation, non-capital safety and soundness standards for institutions under its authority. These standards cover internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation and benefits, standards for asset quality, earnings, and stock valuation, and other operational and managerial standards the agency determines to be appropriate. An institution that fails to meet these standards must develop a plan acceptable to the applicable agency specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions.

Incentive and Executive Compensation

In 2010, the federal banking regulatory agencies published final interagency guidance for structuring incentive compensation arrangements at banking organizations. The guidance does not set forth any formulas or pay caps but contains certain principles that organizations are required to follow with respect to employees and groups of employees that may expose the organizations to material amounts of risk. The three primary principles on which this guidance was based are (i) balancing risk and financial results so as to not encourage imprudent risk-taking, (ii) compatibility with effective controls and risk management, and (iii) strong corporate governance. The FRB and the FDIC monitor compliance with this guidance as part of safety and soundness oversight. The Company has adopted a Responsible Compensation and Sales Practices Program to comply with the interagency guidance on incentive and executive compensation.

Governmental Policies

The Bank's earnings are significantly affected by the difference between the interest earned by the Bank on its loans and investments and the interest paid by the Bank on its deposits or other borrowings. The yields on its assets and the rates paid on its liabilities are sensitive to changes in prevailing market rates of interest. Thus, the earnings and growth of the Bank are influenced by general economic conditions, fiscal policies of the federal government, and the policies of regulatory agencies, particularly the FRB, which establishes national monetary policy. The nature and impact of any future changes in fiscal or monetary policies cannot be predicted.

Commercial banks such as the Bank are affected by the credit policies of various regulatory authorities, including the FRB. An important function of the FRB is to regulate the national supply of bank credit. Among the instruments of monetary policy used by the FRB to implement its objectives are open market operations in U.S. Government securities, changes in reserve requirements for bank deposits, changes in the discount rate on bank borrowings and limitations on interest rates that banks may pay on deposits. The FRB uses these instruments in varying combinations to influence the overall growth of bank loans, investments and deposits, and also to affect interest rates charged on loans, received on investments, or paid for deposits.

The monetary and fiscal policies of regulatory authorities, including the FRB, also affect the banking industry. Through changes in the reserve requirements against bank deposits, open market operations in U.S. Government securities and changes in the discount rate on bank borrowings, the FRB influences the cost and availability of funds obtained for lending and investing. No prediction can be made with respect to possible future changes in interest rates, deposit levels, or loan demand or with respect to the impact of such changes on the business, results of operations, or earnings of the Company or the Bank.

Future Regulatory and Legislative Initiatives

Future changes in the laws and regulations affecting the Company's or the Bank's operations are not predictable and could affect the Company's and the Bank's operations and profitability. The U.S. Congress and state legislative bodies continually consider proposals for altering the structure, regulation, and competitive relationships of financial institutions. It cannot be predicted whether, or in what form, any of these potential proposals or other regulatory initiatives will be adopted, the impact any such proposals or initiatives would have on the financial institutions industry or the extent to which the business or financial condition and operations of the Company and its subsidiaries may be affected by any such proposals or initiatives.

Other Regulation and Legislative Initiatives

Any change in the laws and regulations affecting the Bank's operations is not predictable and could affect the Bank's operations and profitability. The U.S. Congress and state legislative bodies also continually consider proposals for altering the structure, regulation, and competitive relationships of financial institutions. It cannot be predicted whether, or in what form, any of these potential proposals or regulatory initiatives will be adopted, the impact the proposals will have on the financial institutions industry or the extent to which the business or financial condition and operations of the Company and its subsidiaries may be affected.

Statistical Disclosures

The statistical disclosures required by Part I Item 1 "*Business*" are located under Part II Item 7 *"Management's Discussion and Analysis of Financial Condition and Results of Operations."*

Available Information

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports are available without charge on our website, https://republicbank.q4ir.com, as soon as reasonably practicable after they are filed electronically with the U.S. Securities and Exchange Commission (SEC).

We also use our Investor Relations website as a means of disclosing material non-public information. We may also use our Investor Relations website for the purpose of complying with our disclosure obligations under Regulation FD. Therefore, we encourage investors, the media, and others interested in the Company to review the information we post on our Investor Relations website.

We are providing the address to our website solely for the information of investors. We do not intend our website address to be an active link or to otherwise incorporate the contents of the website into this report.

Item 1A. Risk Factors.

FACTORS THAT MAY AFFECT FUTURE RESULTS

An investment in Republic's common stock is subject to risks inherent in its business. The following are the material risk factors that impact us of which we are currently aware. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all the other information included in this filing. In addition to the risks and uncertainties described below, other risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial also may materially and adversely affect its business, financial condition, and results of operations in the future. The value or market price of the Company's common stock could decline due to any of these identified or other risks, and an investor could lose all or part of their investment.

There are factors, many beyond the Company's control, which may significantly change the results or expectations of the Company. Some of these factors are described below, however, many are described in the other sections of this Annual Report on Form 10-K.

Risks Related to Republic's Business and Industry

ECONOMIC, INTEREST RATE, AND LIQUIDITY RISKS

Fluctuations in interest rates could reduce profitability. The Bank's asset/liability management strategy may not be able to prevent changes in interest rates from having a material adverse effect on results of operations and financial condition. The Bank's primary source of income is from the difference between interest earned on loans and investments and the interest paid on deposits and borrowings. The Bank expects to periodically experience "gaps" in the interest rate sensitivities of its assets and liabilities, meaning that either interest-bearing liabilities will be more sensitive to changes in market interest rates than interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to the Bank's balance sheet position, earnings may be negatively affected.

A continued or further inversion of the interest rate yield curve may reduce profitability. Changes in the slope of the "yield curve," or the spread between short-term and long-term interest rates, could reduce the Bank's net interest margin. Normally, the yield curve is upward sloping, meaning short-term rates are lower than long-term rates. Because the Bank's interest-bearing liabilities tend to be shorter in duration than its interest-earning assets, when the yield curve flattens or even inverts, the Bank's net interest margin generally decreases as its cost of funds rises higher and at a faster pace than the yield on its interest-earning assets. A rise in the Bank's cost of interest-bearing liabilities without a corresponding increase in the yield on its interest-earning assets, would have an adverse effect on the Bank's net interest margin and overall results of operations.

The Bank may be compelled to offer market-leading interest rates to maintain sufficient funding and liquidity levels. The Bank has traditionally relied on client deposits (with approximately 7% of deposits concentrated with the Bank's top 20 depositors), brokered deposits, and advances from the FHLB to fund operations. Such traditional sources may be unavailable, limited, or insufficient in the future. If the Bank were to lose a significant funding source, such as a few major depositors, or if any of its lines of credit were cancelled or curtailed, such as its borrowing line at the FHLB, or if the Bank cannot obtain brokered deposits, the Bank may be compelled to offer market-leading interest rates to meet its funding and liquidity needs. Obtaining funds at market-leading interest rates would have an adverse impact on the Company's net interest income and overall results of operations.

The loss of large deposit relationships could increase the Bank's funding costs. The Bank has several large deposit relationships that do not require collateral; therefore, cash from these accounts can generally be utilized to fund the loan portfolio. If any of these balances are moved from the Bank, the Bank would likely utilize overnight borrowing lines on a short-term basis to replace the balances. The overall cost of gathering brokered deposits and/or FHLB advances, however, could be substantially higher than the Traditional Bank deposits they replace, increasing the Bank's funding costs and reducing the Bank's overall results of operations.

The proportion of Republic's deposit account balances that exceed FDIC insurance limits may expose the Bank to enhanced liquidity risk and earnings risks in times of financial distress. Uninsured deposits historically have been less stable than insured deposits. As a result, in the event of financial distress, uninsured depositors historically have been more likely to withdraw their deposits. The Company estimates that 37% of its total deposits as of December 31, 2024, were uninsured as they were above the

FDIC's insurance limit. If a significant portion of these uninsured deposits were to be withdrawn within a short period of time such that additional sources of funding would be required to meet withdrawal demands, Republic may be unable to obtain funding at favorable terms, which may have an adverse effect on its net interest margin. Moreover, obtaining adequate funding to meet Republic's deposit obligations may be more challenging during periods of elevated prevailing interest rates, such as the present period. The Bank's ability to attract depositors during a time of actual or perceived distress or instability in the marketplace may be limited. Further, interest rates paid for borrowings generally exceed the interest rates paid on deposits. This spread may be exacerbated by higher prevailing interest rates.

Outstanding Warehouse lines of credit and their corresponding earnings could decline due to several factors, such as intense industry competition, declining mortgage demand, and a rising interest rate environment. Mortgage interest rates remained generally elevated throughout 2024 leading to continued low mortgage refinance activity, and as a result, continued low Warehouse demand during the year. Any increases in mortgage interest rates in 2025 will likely further decrease mortgage demand and Warehouse funding volume. In addition, a decrease in usage across the Warehouse industry could also cause competitive pricing pressure on the Bank to lower its pricing to its Warehouse clients in order to maintain higher volumes. The Bank could likely experience decreased earnings on its Warehouse lines of credit during 2025 due to elevated long-term interest rates combined with strong industry competition and pricing pressures. Such decreased earnings could materially impact the Company's results of operations.

The Company may lose Warehouse clients due to mergers and acquisitions in the industry. The Bank's Warehouse clients are primarily mortgage companies across the United States. Mergers and acquisitions affecting such clients may lead to an end to the client relationship with the Bank. The loss of a significant number of clients, or large significant clients, may materially impact the Company's results of operations.

CREDIT RISKS

RAs represent a significant credit risk, and if the Bank is unable to collect a significant portion of its RAs, it would materially, negatively impact the Company's financial condition and results of operations. There is credit risk associated with an RA because the funds are disbursed to the taxpayer customer prior to the Bank receiving the taxpayer customer's refund as claimed on the return. Management annually reviews and revises the RAs underwriting criteria. These changes in the RAs underwriting criteria do not ensure positive results and could have an overall material negative impact on the performance of the RA and therefore on the Company's financial condition and results of operations.

Because there is no recourse to the taxpayer customer if the RA is not paid off by the taxpayer customer's tax refund, the Bank must collect all its payments related to RAs through the refund process. Losses will generally occur on RAs when the Bank does not receive payment due to several reasons, such as IRS revenue protection strategies, including audits of returns, errors in the tax return, tax return fraud and tax debts not previously disclosed to the Bank during its underwriting process. While the Bank's underwriting during the RA approval process takes these factors into consideration based on prior years' payment patterns, if the IRS significantly alters its revenue protection strategies, if refund payment patterns for a given tax season meaningfully change, if the federal government fails to timely deliver refunds, or if the Bank is incorrect in its underwriting assumptions, the Bank could experience higher loan loss provisions above those projected. The provision for loan losses is a significant determining factor of the RPG operations' overall net earnings.

In addition, the federal government, specifically as a result of the PATH Act, mandates that tax refunds for tax returns with certain characteristics cannot receive their corresponding refunds before February 15th each year. Substantially all the tax returns driving TRS's product volume meet the criteria of those subject to this later funding under the PATH Act. These funding delays effectively restrict the Bank's ability to make in-season modifications to its RA underwriting model based on then-current year tax refund funding patterns, because the substantial majority of all RAs are issued prior to February 15th. As a result, the underwriting criteria that TRS establishes for the RA product at the beginning of the tax season could have a material negative impact on the performance of the RA before mitigating revisions can be made.

ERAs represent a significant credit risk, and if RB&T is unable to collect a significant portion of its ERAs, it would materially, negatively impact earnings and results of operations. In addition to all the risks associated with its other RA products, ERAs carry additional credit risks. ERAs are substantially all originated during December prior to the upcoming first quarter tax season with the expectation the taxpayer client will return to the Bank's Tax Provider during the first quarter tax filing season to file the taxpayer's tax return, allowing the Bank to potentially receive the taxpayer's tax refund from the federal government to repay the ERA with the Bank. In addition, TRS originates ERAs without the taxpayer client's final fiscal year taxable income documentation, *e.g.*, W-2, and the filing of the taxpayer's actual federal tax return. As with other RAs, the Bank has no recourse to the borrower if the ERA is not repaid by the taxpayer client's tax refund. If the taxpayer client fails to return to the Bank's Tax Provider or if the taxpayer client's final tax return is substantially different than the early season estimate used to make the ERA, ERA losses could be substantially higher than estimated, which could cause a material adverse impact to TRS's earnings and the overall results of operations of the Company.

Consumer loans originated through the RCS segment represent a higher credit risk. Loss rates for some RCS products have consistently been significantly higher than Traditional Bank loss rates for unsecured consumer loans. A material increase in RCS loan charge-offs would have a material adverse effect on the Bank's financial condition and results of operations and, if such increase in RCS loan charge-offs persisted for an extended period of time, could lead to the discontinuation of the underlying products.

Consumer installment loans originated for sale through the RCS segment represent a higher risk of loss on sale. RCS originates its installment loan product for sale and sells this product at a loss if the originated loan defaults on its first payment to RCS, which is generally 16 days following the loan's origination date. A material increase in first payment defaults for RCS installment loans would result in a material increase in these loans being sold at a loss. Such an increase could have a material adverse impact on the program, and if such losses persisted for an extended period, it could lead to the discontinuation of the underlying product.

Management's changes to RPG product parameters could have a material negative impact on the performance of the RPG products. In response to changes in the legal, regulatory, and competitive environment, management annually reviews and revises product parameters. Further changes in product parameters do not ensure positive results and could have an overall material negative impact on the performance of the product and therefore on the Company's financial condition and results of operations.

The Warehouse Lending business is subject to numerous risks that may have a material adverse impact on the Bank's financial statements and results of operations. Risks associated with warehouse loans include, without limitation, (i) credit risks relating to the mortgage bankers that borrow from the Bank, including but not limited to bankruptcy, (ii) the risk of intentional misrepresentation or fraud by any of such mortgage bankers and their third-party service providers, (iii) changes in the market value of mortgage loans originated by the mortgage banker during the time in warehouse, the sale of which is the expected source of repayment of the borrowings under a warehouse line of credit, or (iv) unsalable or impaired mortgage loans so originated, which could lead to decreased collateral value and the failure of a purchaser of the mortgage loan to purchase the loan from the mortgage banker. Failure to mitigate these risks could have a material adverse impact on the Bank's financial statements and results of operations.

The ACLL could be insufficient to cover the Bank's actual loan losses. The Bank makes various assumptions and judgments about the collectability of its loan portfolio, including the creditworthiness of its borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of its loans. In determining the amount of the ACLL, among other things, the Bank reviews its loss and delinquency experience, economic conditions, etc. If its assumptions are incorrect, the ACLL may not be sufficient to cover losses inherent in its loan portfolio, resulting in additions to its ACLL. In addition, regulatory agencies periodically review the ACLL and may require the Bank to increase its Provision or recognize further loan charge-offs. A material increase in the ACLL or loan charge-offs would have a material adverse effect on the Bank's financial condition and results of operations.

Deterioration in the quality of the Traditional Banking loan portfolio may result in additional charge-offs, which would adversely impact the Bank's operating results and financial condition. When borrowers default on their loan obligations, it may result in lost principal and interest income and increased operating expenses associated with the increased allocation of management time and resources associated with the collection efforts. In certain situations where collection efforts are unsuccessful or acceptable "work-out" arrangements cannot be reached or performed, the Bank may charge-off loans, either in part or in whole. Additional charge-offs will adversely affect the Bank's operating results and financial condition.

Loans originated through the Bank's Consumer Direct and Correspondent Lending channels subject the Bank to credit risks that the Bank does not have through its historical origination and servicing channels. The dollar volume of loans originated through the Bank's Consumer Direct and Correspondent Lending channels and loans serviced as the result of the Correspondent Lending channel are primarily out-of-market. Loans originated out of the Bank's market footprint inherently carry additional credit risk, as the Bank will experience an increase in the complexity of the customer authentication requirements for such loans. Failure to appropriately identify the end-borrower for such loans could lead to additional fraud losses.

The Bank's financial condition and earnings could be negatively impacted to the extent the Bank relies on borrower information that is false, misleading, or inaccurate. The Bank relies on the accuracy and completeness of information provided by vendors, clients, and other parties in deciding whether to extend credit and/or enter transactions with other parties. If the Bank relies on incomplete and/or inaccurate information, the Bank may incur additional charge-offs that adversely affect its operating results and financial condition.

The Bank uses appraisals as part of the decision process to make a loan for, or secured by, real property. In addition, appraisals are used to value a loan if it becomes "collateral dependent" as a problem credit. Appraisals do not ensure the value of the real property collateral. As part of the new loan process or in valuing a collateral dependent problem credit, the Bank generally requires an independent third-party appraisal of the real property. An appraisal, however, is only an estimate of the value of the property at the time the appraisal is made. An error in fact or judgment could adversely affect the reliability of the appraisal. In addition, events occurring after the appraisal may cause the value of the real estate to decrease. As a result of any of these factors, the value of collateral securing a loan may be less than supposed, and if a default occurs, the Bank may not recover the outstanding balance of the loan. Approximately 31% of the Bank's portfolio is secured by residential real estate and 33% is secured by commercial real estate properties. Both of these loan types are heavily dependent upon third-party appraisals in the decision process. Additional charge-offs in either of these portfolios as a result of inaccurate appraisals could adversely affect the Bank's operating results and financial condition.

The Bank is exposed to risk of environmental liabilities with respect to properties to which it takes title. In the course of its business, the Bank may own or foreclose and take title to real estate and could be subject to environmental liabilities with respect to these properties. The Bank may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation, and clean-up costs incurred by these parties in connection with environmental contamination or may be required to investigate or clean-up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if the Bank is the owner or former owner of a contaminated site, the Bank may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. These costs and claims could adversely affect the Bank.

The Bank holds a significant amount of BOLI, which creates credit risk relative to the insurers and liquidity risk relative to the product. As of December 31, 2024, the Bank held BOLI on certain employees. The eventual repayment of the cash surrender value is subject to the ability of the various insurance companies to pay death benefits or to return the cash surrender value to the Bank if needed for liquidity purposes. The Bank continually monitors the financial strength of the various insurance companies that carry these policies. However, any one of these companies could experience a decline in financial strength, which could impair its ability to pay benefits or return the Bank's cash surrender value. If the Bank needs to liquidate these policies for liquidity purposes, it would be subject to taxation on the increase in cash surrender value and penalties for early termination, both of which would adversely impact earnings.

OPERATIONAL AND STRATEGIC RISKS

RPG products represent a significant operational risk, and RPG relies heavily on the accuracy and timeliness of data received from the Bank's third-party marketers and service providers. To conduct its RPG businesses, the Bank must implement and test new systems, train associates for new products and changes to existing products, and process information and data received from third-party marketers and service providers. Due to the high volume of transaction activity across all the RPG product lines, the Bank relies heavily on the communications and information systems of the Bank as well as the communications and information systems of its third-party providers to operate these products. Any failure, sustained interruption, or breach in security, including the cybersecurity, of these systems could result in failures or disruptions in client relationship management and other systems. If the Bank were unable to properly service this business as a result of inaccurate or untimely data from its third-party marketers and service providers, it could materially impact earnings.

RCS revenues and earnings are highly concentrated in its line-of-credit products. The discontinuation of these line-of-credit products, or a substantial change in the terms under which these products are offered, would have a material adverse effect on the Company's financial condition and results of operations.

Many of the RCS programs are heavily reliant on the ability of the Bank to sell all or a significant portion of the loans originated to a third party in order to fund the programs. If the Bank were unable to sell these loans to a third-party purchaser for any

reason, RCS would likely cease originating new loans under that product line, which would significantly and negatively impact the overall earnings of RCS. RCS originates installment loans and lines of credits through its various product lines. For some of its installment products, RCS sells 100% of the balances after its origination. For its line of credit products, the Bank sells a 90% or 95% participation in the product after origination, depending upon the product. If the Bank were unable to sell these loan balances for any reason, RCS would likely cease originating new loans for that particular product as soon as practical under the terms of its various agreements. The inability of RCS to originate new loans under any of its higher-yield RCS products would cause a material adverse impact to the results of operation of RCS.

In addition, the agreement between the Bank and the consumer for many of its line of credit products do not allow RCS to stop originating new customer draws on that product if RCS chooses to exit the product line. For these products, if the Bank were unable to sell these balances for any reason, RCS would retain 100% of the balances it originates on those products. In those circumstances, the credit risk for the Bank would increase substantially as it would then be responsible for 100% of any charge-offs for these loans, as opposed to 5% or 10% of the charge-offs when it is able to sell participating balances to a third-party purchaser. While the Bank would also be retaining 100% of the revenue from these balances as well, there is no guarantee the additional revenue would offset the charge-offs in the event of an economic downturn. Such an increase in charge-offs could have a material adverse impact on the results of operations of the RCS segment and the Company, as a whole.

The Bank is highly dependent upon programs administered by Freddie Mac and Fannie Mae. Changes in existing U.S. government-sponsored mortgage programs or servicing eligibility standards could materially and adversely affect its business, financial position, results of operations, and cash flows. The Bank's ability to generate revenues through mortgage loan sales to institutional investors depends significantly on programs administered by Freddie Mac and Fannie Mae. These entities play powerful roles in the residential mortgage industry, and the Bank has significant business relationships with them. The Bank's status as an approved seller/servicer for both is subject to compliance with their selling and servicing guides.

Any discontinuation of, or significant reduction or material change in, the operation of Freddie Mac or Fannie Mae or any significant adverse change in the level of activity in the secondary mortgage market or the underwriting criteria of Freddie Mac or Fannie Mae would likely prevent the Bank from originating and selling most, if not all, of its mortgage loan originations, which would materially and adversely affect its business, financial position, results of operations, and cash flows.

Clients could pursue alternatives to bank deposits, causing the Bank to lose a relatively inexpensive source of funding. Checking and savings account balances and other forms of client deposits could decrease if clients perceive alternative investments, such as the stock market, as providing superior expected returns. If clients move money out of bank deposits in favor of alternative investments, the Bank could lose a relatively inexpensive source of funds, increasing its funding costs and negatively impacting its overall results of operations.

Prepayment of loans may negatively impact the Bank's results of operations and financial condition. The Bank's clients may prepay the principal amount of their outstanding loans at any time. The speeds at which such prepayments occur, as well as the size of such prepayments, are within the Bank clients' discretion. If clients prepay the principal amount of their loans, and the Bank is unable to lend those funds to other clients or invest the funds at the same or higher interest rates, the Bank's interest income will be reduced. A significant reduction in interest income would have a negative impact on the Bank's results of operations and financial condition.

The Company may be adversely affected by the soundness of other financial institutions. Financial services institutions are interrelated because of trading, clearing, counterparty, or other relationships. The Company has exposure to many different industries and counterparties, and routinely executes transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose the Company to credit risk in the event of a default by a counterparty or client. In addition, the Company's credit risk may be exacerbated when the collateral held by the Company cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to the Company. Any such losses could have a material adverse effect on the Company's financial condition and results of operations.

The Company is dependent upon retaining and recruiting key qualified personnel and the loss of one or more of these key individuals could curtail its growth and adversely affect its prospects. The Company is materially dependent upon the ability and experience of a number of its key management personnel who have substantial experience with Company operations, the financial services industry, and the markets in which the Company offers services. It is possible that the loss of the services of one or more of its key personnel would have an adverse effect on operations. Management believes that future results also will depend in part upon attracting and retaining highly skilled and qualified management as well as sales and marketing personnel. The failure to attract or retain, including as a result of an untimely death or illness, key personnel, or to find suitable replacements for them, could have a negative effect on our operating results. Competition for such personnel is intense, and management cannot be sure that the Company will be successful in attracting or retaining such personnel.

The Company's operations could be impacted if its third-party service providers experience difficulty. The Company depends on several relationships with third-party service providers, including core systems processing and web hosting. These providers are well-established vendors that provide these services to a significant number of financial institutions. If these third-party service providers experience difficulty, including a cybersecurity incident, or terminate their services and the Company is unable to replace them with other providers, its operations could be interrupted, which would adversely impact its business.

The Company's operations, including third-party and client interactions, are increasingly done via electronic means, and this has increased the risks related to cybersecurity threats. The Company is exposed to the risk of cyber-attacks in the normal course of business and incurs substantial cybersecurity protection costs. In general, cyber incidents can result from deliberate attacks or unintentional events. Management has observed an increased level of attention in the industry focused on cyber-attacks that include, but are not limited to, gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber-attacks may also be carried out in a manner that does not require gaining unauthorized access, such as by causing denial-of-service attacks on websites. Further, the rapid evolution and increased adoption of artificial intelligence technologies may further intensify our cybersecurity risks by making cyberattacks more difficult to detect, contain or mitigate. Cyber-attacks may be carried out directly against the Company, or against the Company's clients or service providers/vendors by third parties or insiders using techniques that range from highly sophisticated efforts to electronically circumvent network security or overwhelm websites to more traditional intelligence gathering and social engineering aimed at obtaining information necessary to gain access. While the Company, to its knowledge, has not incurred any material losses related to cyber-attacks, the Bank may incur substantial costs and suffer other negative consequences if the Bank, the Bank's clients, or one of the Bank's third-party service providers fall victim to successful cyber-attacks. Such negative consequences could include: remediation costs for stolen assets or information; system repairs; consumer protection costs; increased cybersecurity protection costs that may include organizational changes; deploying additional personnel and protection technologies, training employees, and engaging third-party experts and consultants; lost revenues resulting from unauthorized use of proprietary information or the failure to retain or attract clients following an attack; litigation and payment of damages; and reputational damage adversely affecting client or investor confidence.

The Company's information systems may experience an interruption that could adversely impact the Company's financial condition and results of operations. The Company relies heavily on communications and information systems to conduct its business. Any failure or interruption of these systems could result in failures or disruptions in client relationship management, general ledger, deposit, loan and other systems. While the Company has policies and procedures designed to prevent or limit the impact of the failure or interruption of information systems, there can be no assurance that any such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed. The occurrences of any failures or interruptions of the Company's information systems could damage the Company's reputation, result in a loss of client business, subject the Company to additional regulatory scrutiny, or expose the Company to civil litigation and possible financial liability, any of which could have a material adverse effect on the Company's financial condition and results of operations.

New lines of business or new products and services may subject the Company to additional risks. From time to time, the Company may develop and grow new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of the Company's system of internal control. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on the Company's business, results of operations, and financial condition. All service offerings, including current offerings and those that may be provided in the future, may become riskier due to changes in economic, competitive, and market conditions beyond the Company's control.

The Bank may experience goodwill impairment, which could reduce its earnings. Under current accounting standards, goodwill is not amortized but, instead, is subject to impairment tests on at least an annual basis or more frequently if an event occurs or circumstances change that reduce the fair value of a reporting unit below its carrying amount. A decline in our stock price or occurrence of a triggering event following any of our quarterly earnings releases and prior to the filing of the periodic report for that period could, under certain circumstances, cause us to perform a goodwill impairment test and result in an impairment charge being recorded for that period which was not reflected in such earnings release. In the event that we conclude that all or a portion of our goodwill may be impaired, a non-cash charge for the amount of such impairment would be recorded to earnings. Such a charge would have no impact on tangible capital.

The Bank performed its annual goodwill impairment test during the fourth quarter of 2024 as of September 30, 2024. The evaluation of the fair value of goodwill requires management judgment. If management's judgment was incorrect and goodwill impairment was later deemed to exist, the Bank would be required to write down its goodwill resulting in a charge to earnings, which could materially, adversely affect its results of operations.

REGULATORY AND LEGAL RISKS

The Bank's RPG products represent a significant legal, compliance, and regulatory risk, and if the Bank fails to comply with all statutory and regulatory requirements, it could have a material negative impact on earnings. Federal and state laws and regulations govern numerous matters relating to the offering of consumer loan products and consumer deposit. Failure to comply with disclosure requirements or with laws relating to the permissibility of interest rates and fees charged could have a material negative impact on earnings. In addition, failure to comply with applicable laws and regulations could also expose the Bank to civil money penalties and litigation risk, including shareholder actions. Various states and consumer groups have, from time to time, questioned the fairness of the products offered by RPG. Initiatives at the federal and state level, including by governmental agencies and consumer groups, could result in regulatory, governmental, or legislative action or litigation, which could have a material adverse effect on the Company's RPG operations. If the Company can no longer offer or must substantially alter its RPG products, it will have a material negative impact on earnings.

Use of third parties creates a third-party management risk. If RB&T's third-party service providers fail to comply with all the statutory and regulatory requirements for these products or if RB&T fails to properly monitor its third-party service providers offering these products, it could have a material negative impact on earnings. The Bank, including RPG, and its third-party service providers operate in a highly regulated environment and deliver products and services that are subject to strict legal and regulatory requirements. Failure by the Bank's third-party service providers or failure of the Bank to properly monitor the compliance of its third-party service providers with laws and regulations could result in fines and penalties that materially and adversely affect the Bank's earnings. Such penalties could also include the discontinuance of any or all third-party program manager products and services.

The Bank's "Overdraft Honor" program represents a significant business risk, and if the Bank terminated the program, it would materially impact the earnings of the Bank. There can be no assurance that Congress, the Bank's regulators, or others, will not impose additional limitations on this program or prohibit the Bank from offering the program. The Bank's "Overdraft Honor" program permits eligible customers to opt into the Bank's overdraft program and overdraft their checking accounts up to a limit that is calculated and assigned each day for the Bank's customary overdraft fee(s). Generally, to be eligible for the Overdraft Honor program, customers must qualify for one of the Bank's traditional checking products when the account is opened and have recurring deposit activity. During the first 30 days after an account is opened, a client may participate in the Overdraft Honor program with a small, fixed limit amount depending upon the account type. After the initial 30-day period a daily overdraft limit is calculated based upon deposits and other activity in the account. If an overdraft occurs, the Bank may pay the overdraft, at its discretion, up to the client's individual overdraft limit. Under regulatory guidelines, customers utilizing the Overdraft Honor program may remain in overdraft status for no more than 60 days before it must be closed and charged off. During 2024, the Bank recorded overdraft-related fee income, including daily overdraft fees included in interest income on loans, of $1.2 million. Substantially altering this program, or terminating it altogether, would have a material adverse impact to the Company's results of operations.

Loans originated through the Bank's Consumer Direct and Correspondent Lending channels subject the Bank to regulatory and legal risks that the Bank does not have through its historical origination and servicing channels. Loans serviced outside the Bank's traditional footprint also subject the Bank to various state-level servicing laws and regulations that are different than those within the

Bank's traditional footprint and may impact the Bank's ability to collect a deficiency and timely foreclose on a loan. Failure by the Bank to properly comply with these various state-level laws and regulations could subject the Bank to fines and penalties that materially and adversely affect the Bank's earnings. Such penalties could also include the discontinuance of the Consumer Direct Channel or Corresponding Lending operations. Failure to appropriately manage these additional risks could lead to regulatory and compliance risks, as well as create burdens that reduce profitability or cause operating losses from these origination channels.

The Company is significantly impacted by the regulatory, fiscal, and monetary policies of federal and state governments that could negatively impact the Company's liquidity position and earnings. These policies can materially affect the value of the Company's financial instruments and can also adversely affect the Company's clients and their ability to repay their outstanding loans. In addition, failure to comply with laws, regulations or policies, or adverse examination findings, could result in significant penalties, negatively impact operations, or result in other sanctions against the Company. The Board of Governors of the Federal Reserve System regulates the supply of money and credit in the U.S. Its policies determine, in large part, the Company's cost of funds for lending and investing and the return the Company earns on these loans and investments, all of which impact net interest margin. The Company and the Bank are heavily regulated at both the federal and state levels and are subject to various routine and non-routine examinations by federal and state regulators. This regulatory oversight is primarily intended to protect depositors, the DIF, and the banking system, not the shareholders of the Company. Changes in policies, regulations and statutes, or the interpretation thereof, could significantly impact the product offerings of Republic causing the Company to terminate or modify its product offerings in a manner that could materially adversely affect the earnings of the Company.

Federal and state laws and regulations govern numerous matters including changes in the ownership or control of banks and bank holding companies, maintenance of adequate capital and the financial condition of a financial institution, permissible types, amounts and terms of extensions of credit and investments, permissible non-banking activities, the level of reserves against deposits and restrictions on dividend payments. Various federal and state regulatory agencies possess cease and desist powers and other authority to prevent or remedy unsafe or unsound practices or violations of law by banks subject to their regulations. The FRB possesses similar powers with respect to bank holding companies. These, and other restrictions, can limit in varying degrees, the way Republic conducts its business.

Federal and state laws and regulations govern numerous matters relating to the offering of banking products. Failure to comply with disclosure requirements or with laws, including those relating to the permissibility of interest rates and fees charged, could have a material negative impact on earnings. In addition, failure to comply with applicable laws and regulations could also expose the Bank to civil money penalties and litigation risk, including shareholder actions. Initiatives of the current President and the current Congress, along with actions of the states, governmental agencies, and consumer groups, could result in regulatory, governmental, or legislative action or litigation, which could have a material adverse effect on the Company's operations.

Legislative and regulatory actions taken now or in the future may increase Republic's costs and impact its business, governance structure, financial condition, or results of operations. Enacted financial reform legislation has changed and will continue to change the bank regulatory framework. Ongoing uncertainty and adverse developments in the financial services industry and the domestic and international credit markets, and the effect of new legislation and regulatory actions in response to these conditions, may adversely affect Company operations by restricting business activities, including the Company's ability to originate or sell loans, modify loan terms, or foreclose on property securing loans. These measures are likely to increase the Company's costs of doing business and may have a significant adverse effect on the Company's lending activities, financial performance, and operating flexibility. In addition, these risks could affect the performance and value of the Company's loan and investment securities portfolios, which also would negatively affect financial performance.

Federal and state regulatory agencies frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Regulatory or legislative changes to laws applicable to the financial industry, if enacted or adopted, may impact the profitability of our business activities, require more oversight or change certain of our business practices, including the ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads and could expose Republic to additional costs, including increased compliance costs. These changes also may require Republic to invest significant management attention and resources to make any necessary changes to operations to comply and could have an adverse effect on its business, financial condition, and results of operations.

Republic's Management is required to evaluate the effectiveness of the Company's disclosure controls and internal control over financial reporting. If the Company is unable to maintain effective disclosure controls and internal control over financial reporting, investors may lose confidence in the accuracy of the Company's financial reports. As a public company, the Company is required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act requires that Management evaluate and determine the effectiveness of the Company's internal control over financial reporting. Additionally, the Company's independent registered public accounting firm is required to deliver an attestation report on the effectiveness of the Company's internal control over financial reporting.

In order to maintain and improve the effectiveness of the Company's disclosure controls and procedures and internal control over financial reporting, the Company has expended, and anticipates that it will continue to expend, significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls and systems do not perform as expected, the Company may experience further deficiencies in its controls.

The Company's current controls and any new controls that it develops may become inadequate because of changes in conditions in its business. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm the Company's results of operations, cause the Company to fail to meet its reporting obligations, and adversely affect the results of periodic management evaluations and the Company's independent registered public accounting firm's attestation reports required by the SEC. Ineffective internal control over financial reporting could diminish investor confidence, negatively affect the price of the Company's Class A common stock, and could result in the Company's delisting on the Nasdaq. See Item 9A. "Controls and Procedures" for further discussion.

The Company is required to use judgment in applying accounting policies and different estimates and assumptions in the application of these policies could result in a decrease in capital and/or other material changes to the reports of financial condition and results of operations. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, the fair value of certain financial instruments, particularly securities, and goodwill and purchase accounting. While the Company has identified those accounting policies that we consider critical and have procedures in place to facilitate the associated judgments, different assumptions in the application of these policies could have a material adverse effect on our financial condition and results of operations.

The Company may be subject to examinations by taxing authorities that could adversely affect the Company's financial condition and results of operations. Republic is subject to multiple taxing jurisdictions outside of those in which its branches are located. In the normal course of business, the Company may be subject to examinations from federal and state taxing authorities regarding the amount of taxes due in connection with investments it has made and the businesses in which the Company is engaged. Federal and state taxing authorities have continued to be aggressive in challenging tax positions taken by financial institutions. The challenges made by taxing authorities may result in adjustments to the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions. If any such challenges are made and are not resolved in the Company's favor, they could have an adverse effect on the Company's financial condition and results of operations.

As the parent company of the Bank, the Federal Reserve may require the Company to commit capital resources to support the Bank. The Federal Reserve requires the Company to act as a source of strength to the Bank and to commit capital and financial resources to support the Bank. This support may be required at times when the Company might otherwise determine not to provide it. In addition, if the Company commits to a federal bank regulator that it will maintain the capital of the Bank, whether in response to the Federal Reserve's invoking its source-of-strength authority or in response to other regulatory measures, that commitment will be assumed by a bankruptcy trustee and, as a result, the Bank will be entitled to priority payment in respect of that commitment, ahead of our other creditors. Thus, any borrowing that must be done by the Company in order to support the Bank may adversely impact the Company's cash flow, financial condition, results of operations, or prospects.

Risks Related to Acquisition Activity

The Company's ability to successfully complete acquisitions will affect its ability to grow and compete effectively in its market footprint. The Company has announced plans to pursue a policy of strategic growth through acquisitions to supplement organic growth. The Company's efforts to acquire other financial institutions and financial service companies or branches may not be successful. Numerous potential acquirers exist for many acquisition candidates, creating intense competition, which affects the purchase price for which the institution can be acquired. In many cases, the Company's competitors have significantly greater resources than the Company has, and greater flexibility to structure the consideration for the transaction. The Company may also not be the successful bidder in acquisition opportunities that it pursues due to the willingness or ability of other potential acquirers to propose a higher purchase price or more attractive terms and conditions than the Company is willing or able to propose. The Company intends to continue to pursue acquisition opportunities in its market footprint. The risks presented by the acquisition of other financial institutions could adversely affect the Bank's financial condition and results of operations.

Successful Company acquisitions present many risks that could adversely affect the Company's financial condition and results of operations. An institution that the Company acquires may have unknown asset quality issues or unknown or contingent liabilities that the Company did not discover or fully recognize in the due diligence process, thereby resulting in unanticipated losses. The acquisition of other institutions also typically requires the integration of different corporate cultures, loan and deposit products, pricing strategies, data processing systems and other technologies, accounting, internal audit and financial reporting systems, operating systems and internal controls, marketing programs and personnel of the acquired institution, to make the transaction economically advantageous. The integration process is complicated and time consuming and could divert the Company's attention from other business concerns and may be disruptive to its clients and the clients of the acquired institution. The Company's failure to successfully integrate an acquired institution could result in the loss of key clients and employees and prevent the Company from achieving expected synergies and cost savings. Acquisitions and failed acquisitions also result in professional fees and may result in creating goodwill that could become impaired, thereby requiring the Company to recognize further charges. The Company may finance acquisitions with borrowed funds, thereby increasing the Company's leverage and reducing liquidity, or with potentially dilutive issuances of equity securities.


Risks Related to the Company's Common Stock


The Company's common stock generally has a low average daily trading volume, which limits a shareholder's ability to quickly accumulate or quickly sell large numbers of shares of Republic's stock without causing wide price fluctuations. Republic's stock price can fluctuate widely in response to a variety of factors, as detailed in the next risk factor. A low average daily stock trading volume can lead to significant price swings even when a relatively small number of shares are being traded.

The market price for the Company's common stock may be volatile. The market price of the Company's common stock could fluctuate substantially in the future in response to several factors, including those discussed below. Some of the factors that may cause the price of the Company's common stock to fluctuate include, but are not limited to:

- Variations in the Company's and its competitors' operating results;
- Actual or anticipated quarterly or annual fluctuations in operating results, cash flows, and financial condition;
- Changes in earnings estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to the Bank or other financial institutions;
- Announcements by the Company or its competitors of mergers, acquisitions, and strategic partnerships;
- Additions or departure of key personnel;
- The announced exiting of or significant reductions in material lines of business within the Company;
- Changes or proposed changes in banking laws or regulations or enforcement of these laws and regulations;
- Events affecting other companies that the market deems comparable to the Company;
- Developments relating to regulatory examinations;
- Speculation in the press or investment community generally or relating to the Company's reputation or the financial services industry;
- Future issuances or re-sales of equity or equity-related securities, or the perception that they may occur;
- General conditions in the financial markets and real estate markets in particular, developments related to market conditions for the financial services industry;
- Domestic and international economic factors, including but not limited to international conflicts, government trade restrictions, sanctions, and tariffs, unrelated to the Company's performance;
- Developments related to litigation or threatened litigation;
- The presence or absence of short selling of the Company's common stock; and
- Future sales of the Company's common stock or debt securities.

In addition, the stock market, in general, has historically experienced extreme price and volume fluctuations. This is due, in part, to investors' shifting perceptions of the effect of changes and potential changes in the economy on various industry sectors. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their performance or prospects. These broad market fluctuations may adversely affect the market price of the Company's common stock, notwithstanding its actual or anticipated operating results, cash flows, and financial condition. The Company expects that the market price of its common stock will continue to fluctuate due to many factors, including prevailing interest rates, other economic conditions, operating performance, and investor perceptions of the outlook for the Company specifically and the banking industry in general. There can be no assurance about the level of the market price of the Company's common stock in the future or that investors will be able to resell their shares at times or at prices they find attractive.

The Company's insiders hold voting rights that give them significant control over matters requiring shareholder approval. The Company's Executive Chair/CEO and Vice Chair hold substantial voting authority over the Company's Class A Common Stock and Class B Common Stock. Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. This group generally votes together on matters presented to shareholders for approval. These actions may include, for example, the election of directors, the adoption of amendments to corporate documents, the approval of mergers and acquisitions, sales of assets, and the continuation of the Company as a registered company with obligations to file periodic reports and other filings with the SEC. Consequently, other shareholders' ability to influence Company actions through their vote may be limited and the non-insider shareholders may not have sufficient voting power to approve a change in control even if a significant premium is being offered for their shares. Majority shareholders may not vote their shares in accordance with minority shareholder interests.

The Company is classified as a "controlled company" for purposes of the Nasdaq Listing Rules and, as a result, it qualifies for certain exemptions from certain corporate governance requirements. Shareholders may not have the same protections afforded to shareholders of companies that are subject to such requirements. As of the date of this report, the Trager family controls a majority of the voting power of our outstanding common stock. As a result, the Company is a "controlled company" within the meaning of the corporate governance standards of the Nasdaq Listing Rules. Under the Nasdaq Listing Rules, a company of which more than 50% of the outstanding voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain stock exchange corporate governance requirements, including:

- the requirement that a majority of the board of directors consists of independent directors;
- the requirement that nominating matters be decided solely by independent directors; and
- the requirement that executive and officer compensation matters be decided solely by independent directors.

Accordingly, although the Company has not historically elected to reduce its corporate governance requirements, Company shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

The Company's ability to pay cash dividends is limited, and Republic may be unable to pay future dividends even if it desires to do so. Even though the Company's board of directors has approved the payment of cash dividends on Republic's common stock in recent years, there can be no assurance as to whether or when the Company may pay dividends on the Company's common stock in the future. Future dividends, if any, will be declared and paid at the discretion of Republic's board of directors and will depend on a number of factors. Republic's principal source of funds used to pay cash dividends on its common stock will be dividends that Republic receives from the Bank. The Bank's asset quality, earnings performance, liquidity, and capital requirements generally will be taken into account before the Bank board of directors declares or pays future dividends to Republic. The Republic board of directors will also consider Republic's liquidity and capital requirements when considering whether to declare and pay dividends on Republic's common stock, and, to the extent there is available cash on hand, Republic's board of directors could determine to declare and pay dividends without relying on dividend payments from the Bank.

Federal and state banking laws and regulations and state corporate laws restrict the amount of dividends the Company may declare and pay and that the Bank may declare and pay to Republic. Under Kentucky and federal banking regulations, the dividends the Bank can pay during any calendar year are generally limited to its profits for that year, plus its retained net profits for the two preceding years, less any required transfers to surplus or to fund the retirement of preferred stock or debt, absent approval of the respective state or federal banking regulators. FDIC regulations also require all insured depository institutions to remain in a safe and sound condition, as defined in regulations, as a condition of having FDIC deposit insurance.

An investment in the Company's common stock is not an insured deposit. The Company's common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in the Company's common stock is inherently risky for the reasons described in this section and elsewhere in this report and is subject to the same market forces that affect the price of common stock in any company. As a result, if an individual acquires the Company's common stock, the shareholder could lose some or all of that investment.

Item 1B. Unresolved Staff Comments.

None

Item 1C. Cybersecurity

<u>Risk management and strategy</u>
The Company employs a multi-layered approach in an effort to assess, identify and manage risks from cybersecurity threats:

1. **Risk Assessment:** On a regular basis, the Company conducts assessments to identify potential cybersecurity threats and vulnerabilities within its systems and networks. This includes evaluating the impact of potential breaches and the likelihood of occurrence.

2. **Security Measures:** The Company has implemented various security measures like firewalls, encryption, intrusion detections systems, and access controls to mitigate potential risks. Further, the Company also regularly updates software and security protocols to stay ahead of any emerging threats.

3. **Employee Training:** The Company provides associates with cybersecurity training and awareness programs. These initiatives are intended to help employees recognize and respond appropriately to potential threats like phishing attempts, or social engineering and account takeover. This includes conducting tabletop exercises, fostering preparedness and effective response within the Company.

4. **Incident Response Plan:** The Company has established an incident response plan in an effort to address and contain any breaches or cybersecurity incidents. This plan includes defining roles, responsibilities, and steps to recover from a potential attack.

5. **Regular Audits and Monitoring:** The Company conducts periodic audits and continuous monitoring of systems intended to detect any anomalies or potential security breaches. This involves using advanced tools to monitor network traffic and behavior for suspicious activities.

6. **Disclosure and Transparency:** The Company has implemented policies and procedures related to disclosing its cybersecurity risks and management strategies in its annual report, SEC filings, or other regulatory filings providing investors with an understanding of the potential impact on the Company's operations and financials.

This multi-layered approach has been integrated into the Company's overall risk management system and processes. Integrating cybersecurity risk management into the overall risk management system demonstrates the Company's commitment to addressing threats that could significantly impact its operations, financial stability, and reputation. This integration is intended to provide a holistic approach to risk management and helps in creating a more resilient organization against cybersecurity threats.

The Company, as an integral aspect of its regular operations and risk management processes, engages third-party entities and service organizations. The Company evaluates and selects these external partners through its due diligence process. This scrutiny is intended to provide alignment with the Company's standards for security, reliability, and compliance. Additionally, the Company engages third-party firms to augment the Company's cybersecurity defenses, leveraging external expertise to mitigate and prevent potential threats. Furthermore, the Company maintains ongoing oversight and monitoring of these third parties in an effort to mitigate potential risks and provide continued adherence to established protocols in order to foster an ecosystem of trusted collaborations within its operational framework.

During the periods covered by this report, there were no cybersecurity incidents that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition. For a discussion of whether and how any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition, see Item 1A. Risk Factors – "The Company's operations, including third-party and client interactions, are increasingly done via electronic means, and this has increased the risks related to cybersecurity threats," which are incorporated by reference into this Item 1C.

Governance

The Company's Board of Directors (the "Board") plays a pivotal role in overseeing risks arising from cybersecurity threats within the Company. The Board exercises oversight by adopting a Written Information Security Program, engaging in discussions, reviewing reports, and seeking updates on the Company's cybersecurity posture. The Board's Risk Committee oversees and monitors the Bank's enterprise risk management practices. The Risk Committee assists the Company's Board of Directors with monitoring the Company's information technology and cybersecurity plans and policies, in addition to compliance with information security and technology risk management requirements, including reporting related to the SEC's cybersecurity disclosure rules.

The Board is kept informed about cybersecurity issues through a structured and responsive communication process tailored to its needs. This involves updates provided by the Chief Information Security Officer ("CISO") or other members of management during Board and Risk Committee meetings. Additionally, management reports to the Board on significant cyber incidents, emerging threats, and the effectiveness of existing security measures. The communication framework is intended to keep the board informed about cybersecurity matters, allowing them to make informed decisions and provide strategic guidance to fortify the Company's defenses against potential threats.

The Company employs a software platform designed for tracking, monitoring, and managing cybersecurity threats across its systems and networks. The platform serves as a centralized hub that aggregates data from various sources, allowing the cybersecurity team, led by the CISO, to take action to mitigate risks. This technological tool serves as a key component in the Company's cybersecurity arsenal, enhancing its ability to monitor, analyze, and respond to evolving cyber threats.

In cases where cybersecurity threats are deemed significant or pose a potential risk to the Company's operations, they are escalated to members of management who oversee cybersecurity matters. Depending on the nature and criticality of the threat, it may be escalated to executives such as the CISO, Chief Information Officer, Chief Risk Officer, Chief Financial Officer, General Counsel, or other relevant senior management personnel. These leaders possess the expertise and authority to assess the situation's impact on the Company's operations, finances, and reputation. Further, these leaders have over 15 years of experience each in their respective fields of expertise. Upon receiving this information, they engage in deliberation and decision-making, collaborating with the cybersecurity team to formulate and execute an appropriate response plan, which may include elevating the matter to the Risk Committee, or the Board, if warranted. This hierarchical escalation process is intended to ensure that key decision-makers are properly informed, enabling appropriate actions to mitigate the identified cybersecurity risks.

Item 2. Properties.

The Company's executive offices are located at 601 West Market Street in Louisville, Kentucky. The Company also has principal support and operational functions located in three additional facilities in Louisville at 9600 Brownsboro Road, 661 South Hurstbourne Parkway and 200 South Seventh Street. As of December 31, 2024, Republic had 29 banking centers located in Kentucky, seven banking centers in Florida, three banking centers in Indiana, four banking centers in Tennessee, and four banking centers in Ohio.

The location of Republic's facilities, their respective approximate square footage, and their form of occupancy are as follows:

Bank Offices	Approximate Square Footage	Owned (O)/ Leased (L)
Kentucky Banking Centers:		
Louisville Metropolitan Area		
2801 Bardstown Road, Louisville	5,000	L (1)
601 West Market Street, Louisville	57,000	L (1)
661 South Hurstbourne Parkway, Louisville	21,000	L (1)
9600 Brownsboro Road, Louisville	19,000	L (1)
5250 Dixie Highway, Louisville	5,000	O/L (2)
10100 Brookridge Village Boulevard, Louisville	5,000	O/L (2)
9101 U.S. Highway 42, Prospect	3,000	O/L (2)
11330 Main Street, Middletown	6,000	O/L (2)
3902 Taylorsville Road, Louisville	4,000	O/L (2)
3811 Ruckriegel Parkway, Louisville	4,000	O/L (2)
5125 New Cut Road, Louisville	4,000	O/L (2)
4808 Outer Loop, Louisville	4,000	O/L (2)
438 Highway 44 East, Shepherdsville	4,000	O/L (2)
1420 Poplar Level Road, Louisville	3,000	O
4921 Brownsboro Road, Louisville	3,000	L
3950 Kresge Way, Suite 108, Louisville	<1,000	L
3726 Lexington Road, Louisville	4,000	L
1720 West Broadway, Suite 103, Louisville	3,000	L
Lexington		
3098 Helmsdale Place	5,000	O/L (2)
3608 Walden Drive	4,000	O/L (2)
2401 Harrodsburg Road	6,000	O
641 East Euclid Avenue	3,000	O
333 West Vine Street	4,000	L
Northern Kentucky		
535 Madison Avenue, Covington	4,000	L
25 Town Center Blvd., Suite 104, Crestview Hills	3,000	L
8513 U.S. Highway 42, Florence	4,000	L
119 Fairfield Ave Suite 110, Bellevue	3,000	L

(continued)

Bank Offices	Approximate Square Footage	Owned (O)/ Leased (L)
(continued)		
Georgetown, 430 Connector Road	5,000	O/L (2)
Shelbyville, 1614 Midland Trail	4,000	L (2)
Florida Banking Centers:		
12933 Walsingham Road, Largo	4,000	O
10577 State Road 54, New Port Richey	3,000	L
6300 4th Street N, St. Petersburg	10,000	O
6600 Central Avenue, St. Petersburg	9,000	O
7800 Seminole Blvd., Seminole	3,000	O
6906 E. Fowler Avenue, Temple Terrace	2,000	L
1300 North West Shore Blvd. Suite 150, Tampa	4,000	L
Southern Indiana Banking Centers:		
4571 Duffy Road, Floyds Knobs	4,000	O/L(2)
3141 Highway 62, Jeffersonville	4,000	O
3001 Charlestown Crossing Way, New Albany	2,000	L
Tennessee Banking Centers:		
113 Seaboard Lane, Franklin	2,000	L
3404 West End Ave, Nashville	2,000	L
128 Kedron Pkwy, Spring Hill	1,000	L
1141 Fortress Blvd, Murfreesboro	3,000	L
Ohio Banking Center:		
4030 Smith Road, Norwood	5,000	L
9110 West Chester Towne Center Dr., West Chester	1,000	L
8050 Hosbrook Road, Cincinnati	5,000	L
8100 Montgomery Road, Cincinnati	2,000	O
Missouri Loan Production Office:		
10024 Office Center Avenue Suite 150, Saint Louis	4,000	L
Support and Operations:		
200 South Seventh Street, Louisville, KY	80,000	L(1)

---

(1) *Locations are leased from partnerships in which the Company's Executive Chair and Chief Executive Officer, Steven E. Trager; its Vice Chair and President, A. Scott Trager; its Director, Andrew Trager-Kusman; or family members of Steven E. Trager, A. Scott Trager, and Andrew Trager-Kusman, have a financial interest. See additional discussion included under Part III Item 13 "Certain Relationships and Related Transactions, and Director Independence." For additional discussion regarding Republic's lease obligations, see Part II Item 8 "Financial Statements and Supplementary Data" Footnote 6 "Right-of-Use Assets and Operating Leases Liabilities."*

(2) *The banking centers at these locations are owned by Republic; however, the banking center is located on land that is leased through long-term agreements with third parties.*

Item 3. Legal Proceedings.

In the ordinary course of operations, Republic and the Bank are defendants in various legal proceedings. There is no proceeding, pending, or threatened litigation in which Republic and the Bank are a defendant, to the knowledge of management, in which an adverse decision could result in a material adverse change in the business or consolidated financial position of Republic or the Bank.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market and Dividend Information

Republic's Class A Common Stock is traded on the NASDAQ under the symbol "RBCAA." There is no established public trading market for the Company's Class B Common Stock, however, the Company's Class B Common Stock is fully convertible into the Company's publicly-traded Class A Common Stock on a one-for-one basis.

On February 28, 2025, the Company's Class A Common Stock was held by 1,097 shareholders of record and the Class B Common Stock was held by 88 shareholders of record. The Company intends to continue its historical practice of paying quarterly cash dividends; however, there is no assurance by the Board of Directors that such dividends will continue to be paid in the future. The payment of dividends in the future is dependent upon future income, financial position, capital requirements, the discretion and judgment of the Board of Directors, and numerous other considerations.

For additional discussion regarding regulatory restrictions on dividends, see Part II Item 8 "Financial Statements and Supplementary Data" Footnote 13 "Stockholders' Equity and Regulatory Capital Matters."

Republic has made available to its employees participating in its 401(k) Plan the opportunity, at the employee's sole discretion, to invest funds held in their accounts under the plan in shares of Class A Common Stock of Republic. Shares are purchased by the independent trustee administering the plan from time to time in the open market in the form of broker's transactions. As of December 31, 2024, the trustee held 230,966 shares of Class A Common Stock and 1,215 shares of Class B Common Stock on behalf of the plan.

Details of Republic's Class A Common Stock purchases during the fourth quarter of 2024 are included in the following table:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 - October 31	—	$ —	—	434,410
November 1 - November 30	—	—	—	434,410
December 1 - December 31	—	—	—	434,410
Total	—	$ —	—	434,410

During the year ended December 31, 2024, the Company did not repurchase any shares. In addition, in connection with employee stock awards, there were 169,691 shares withheld upon exercise of stock options and vesting of restricted stock awards to satisfy the withholding taxes and, for stock options, the exercise price.

On January 24, 2024, the Board of Directors of Republic Bancorp, Inc. increased the Company's existing authorization to purchase shares of its Class A Common Stock by 400,000 shares. The repurchase program will remain effective until the total number of shares authorized is repurchased or until Republic's Board of Directors terminates the program. As of December 31, 2024 the Company had 434,410 shares which could be repurchased under its current share repurchase programs.

During 2024, there were 4,472 shares of Class A Common Stock issued upon conversion of shares of Class B Common Stock by stockholders of Republic in accordance with the share-for-share conversion provision option of the Class B Common Stock. The exemption from registration of the newly issued Class A Common Stock relied upon was Section (3)(a)(9) of the Securities Act of 1933. There were no equity securities of the registrant sold without registration during the quarter covered by this report.

STOCK PERFORMANCE GRAPH

The following stock performance graph does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates the performance graph by reference therein.

The following stock performance graph sets forth the cumulative total shareholder return (assuming reinvestment of dividends) on Republic's Class A Common Stock as compared to the KBW NASDAQ Bank Index and the S&P 500 Index. The graph covers the period beginning December 31, 2019 and ending December 31, 2024. The calculation of cumulative total return assumes an initial investment of $100 in Republic's Class A Common Stock, the KBW NASDAQ Bank Index and the S&P 500 Index on December 31, 2019. The stock price performance shown on the graph below is not necessarily indicative of future stock price performance.

	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024
Republic Class A Common Stock (RBCAA)	$ 100.00	$ 79.82	$ 115.37	$ 95.83	$ 133.55	$ 173.98
S&P 500 Index	100.00	118.40	152.39	124.79	157.59	197.02
KBW NASDAQ Bank Index	100.00	89.69	124.06	97.52	96.65	132.60



Total Return Performance

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The consolidated financial statements include the accounts of Republic Bancorp, Inc. (the "Parent Company") and its wholly owned subsidiaries, Republic Bank & Trust Company and Republic Insurance Services, Inc. As used in this filing, the terms "Republic," the "Company," "we," "our," and "us" refer to Republic Bancorp, Inc., and, where the context requires, Republic Bancorp, Inc. and its subsidiaries. The term the "Bank" refers to the Company's subsidiary bank: Republic Bank & Trust Company. The term the "Captive" refers to the Company's insurance subsidiary: Republic Insurance Services, Inc. All significant intercompany balances and transactions are eliminated in consolidation.

Republic is a financial holding company headquartered in Louisville, Kentucky. The Bank is a Kentucky-based, state-chartered non-member financial institution that provides both traditional and non-traditional banking products through five reportable segments using a multitude of delivery channels. While the Bank operates primarily in its geographical market footprint where it has physical locations, its non-brick-and-mortar delivery channels allow it to reach clients across the U.S. During the last quarter of 2023, the Company dissolved its Captive, a Nevada-based, wholly owned insurance subsidiary of the Company. The Captive provided property and casualty insurance coverage to the Company and the Bank, as well as a group of third-party insurance captives.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Republic should be read in conjunction with Part II Item 8 "*Financial Statements and Supplementary Data*."

Forward-looking statements discuss matters that are not historical facts. As forward-looking statements discuss future events or conditions, the statements often include words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," "target," "can," "could," "may," "should," "will," "would," "potential," or similar expressions. Do not rely on forward-looking statements. Forward-looking statements detail management's expectations regarding the future and are not guarantees. Forward-looking statements are assumptions based on information known to management only as of the date the statements are made and management undertakes no obligation to update forward-looking statements, except as required by applicable law.

Broadly speaking, forward-looking statements include:

- the potential impact of inflation on Company operations;
- projections of revenue, income, expenses, losses, earnings per share, capital expenditures, dividends, capital structure, loan volume, loan growth, deposit growth, or other financial items;
- descriptions of plans or objectives for future operations, products, or services;
- descriptions and projections related to management strategies for loans, deposits, investments, and borrowings;
- forecasts of future economic performance; and
- descriptions of assumptions underlying or relating to any of the foregoing.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by the forward-looking statements. Actual results may differ materially from those expressed or implied as a result of certain risks and uncertainties, including, but not limited to the following:

- the impact of inflation on the Company's operations and credit losses;
- litigation liabilities, including related costs, expenses, settlements and judgments, or the outcome of matters before regulatory agencies, whether pending or commencing in the future;
- natural disasters impacting the Company's operations;
- changes in political and economic conditions;
- the magnitude and frequency of changes to the FFTR implemented by the FOMC of the FRB;
- long-term and short-term interest rate fluctuations and the overall steepness of the U.S. Treasury yield curve, as well as their impact on the Company's net interest income and Mortgage Banking operations;
- competitive product and pricing pressures in each of the Company's six reportable segments;
- equity and fixed income market fluctuations;
- client bankruptcies and loan defaults;

- recession;
- future acquisitions;
- integrations of acquired businesses;
- changes in technology;
- changes in applicable laws and regulations or the interpretation and enforcement thereof;
- changes in fiscal, monetary, regulatory, and tax policies;
- changes in accounting standards;
- monetary fluctuations;
- changes to the Company's overall internal control environment;
- the Company's ability to qualify for future R&D federal tax credits;
- the ability for Tax Providers to successfully market and realize the expected RA and RT volume anticipated by TRS;
- information security breaches or cybersecurity attacks involving either the Company or one of the Company's third-party service providers; and
- other risks and uncertainties reported from time to time in the Company's filings with the SEC, including Part 1 Item 1A "*Risk Factors.*"

Accounting Standards Updates

For disclosure regarding the impact to the Company's financial statements of ASUs, see Footnote 1 "Summary of Significant Accounting Policies" of Part II Item 8 "Financial Statements and Supplementary Data."

Critical Accounting Estimates

Republic's consolidated financial statements and accompanying footnotes have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported periods.

Management continually evaluates the Company's accounting policies and estimates that it uses to prepare the consolidated financial statements. In general, management's estimates and assumptions are based on historical experience, accounting and regulatory guidance, and information obtained from independent third-party professionals. Actual results may differ from those estimates made by management.

Critical accounting policies are those that management believes are the most important to the portrayal of the Company's financial condition and operating results and require management to make estimates that are difficult, subjective and complex. Most accounting policies are not considered by management to be critical accounting policies. Several factors are considered in determining whether or not a policy is critical in the preparation of the financial statements. These factors include, among other things, whether the estimates have a significant impact on the financial statements, the nature of the estimates, the ability to readily validate the estimates with other information including independent third parties or available pricing, sensitivity of the estimates to changes in economic conditions and whether alternative methods of accounting may be utilized under GAAP. Management has discussed each critical accounting policy and the methodology for the identification and determination of critical accounting policies with the Company's Audit Committee.

Republic believes its critical accounting policies and estimates relate to the ACLL and Provision.

As of December 31, 2024, the Bank maintained an ACLL for expected credit losses inherent in the Bank's loan portfolio, which includes overdrawn deposit accounts. Management evaluates the adequacy of the ACLL monthly and presents and discusses the ACLL with the Audit Committee and the Board of Directors quarterly.

The Company's CECL method is a "static-pool" method that analyzes historical closed pools of loans over their expected lives to attain a loss rate, which is then adjusted for current conditions and reasonable, supportable forecasts prior to being applied to the current balance of the analyzed pools. Due to its reasonably strong correlation to the Company's historical net loan losses, the Company has chosen to use the U.S. national unemployment rate as its primary forecasting tool. For its CRE loan pool, the Company employs a one-year forecast of general CRE values.

Management's evaluation of the appropriateness of the ACLL is often the most critical accounting estimate for a financial institution, as the ACLL requires significant reliance on the use of estimates and significant judgment as to the reliance on historical loss rates, consideration of quantitative and qualitative economic factors, and the reliance on a reasonable and supportable forecast.

Adjustments to the historical loss rate for current conditions include differences in underwriting standards, portfolio mix or term, delinquency level, as well as for changes in environmental conditions, such as changes in property values or other relevant factors. One-year forecast adjustments to the historical loss rate are based on the U.S. national unemployment rate and CRE values. Subsequent to the one-year forecasts, loss rates are assumed to immediately revert back to long-term historical averages.

The impact of utilizing the CECL approach to calculate the ACLL is significantly influenced by the composition, characteristics and quality of the Company's loan portfolio, as well as the prevailing economic conditions and forecasts utilized. Material changes to these and other relevant factors may result in greater volatility to the ACLL, and therefore, greater volatility to the Company's reported earnings.

See additional detail regarding the Company's adoption of ASC 326 and the CECL method under Footnote 4 "Loans and Allowance for Credit Losses" of Part II Item 8 "Financial Statements and Supplementary Data."

Management evaluated the reasonableness of its Core Bank ACLL by evaluating absorption and exhaustion rates that account for CECL life-of-loan considerations. The absorption rate considered a range of total Core Bank net loan losses to the Total Core Bank ACLL using the 2008 to 2013 "Great Recession" timeframe as a baseline. The exhaustion rate considered how many years of gross Core Bank loan charge-offs the end-of-year Core Bank ACLL could withstand based on a range of average annual net Core Bank loan losses, also using the 2008 to 2013 timeframe as a baseline. The years 2008 to 2013 represent a six-year period during which the U.S. unemployment rate rose above 8% and the Core Bank incurred a historically high period of loan losses relative to an average year of loan losses for the Core Bank. The timeframe of 2008 to 2013 is the most recent period in which the Core Bank incurred notable loan losses, and as such, Management believes is an appropriate baseline starting point in its overall absorption and exhaustion analyses.

Management considered the range of absorption rates and exhaustion rates calculated for the Core Bank as of December 31, 2024 and 2023 to be within acceptable ranges under current economic conditions. Based on management's evaluation, a Core Bank ACLL of $61 million, or 1.19% of total Core Bank loans, was an adequate estimate of expected losses within the loan portfolio as of December 31, 2024 and resulted in Core Banking Provision for its loans of a net charge of $3.8 million during 2024. This compares to an ACLL of $60 million as of December 31, 2023 and $52 million as of December 31, 2022 with Provisions of a net charge of $8.5 million for 2023 and net charge of $312,000 for 2022.

If the mix and amount of future charge-off percentages differ significantly from those assumptions used by management in making its determination, an adjustment to the Core Bank ACLL and the resulting effect on the income statement could be material.

The RPG ACLL as of December 31, 2024 primarily related to loans originated and held for investment through the RCS segment. RCS generally originates small-dollar, consumer credit products. For its healthcare receivable products, the Bank originates the loans, and in some instances, sells 100% of the balances and in other instances retains 100% of the balances. For its LOC products, the Bank originates these products, sells 90% or 95% of the balances within three business days of loan origination, and retains a 5% or 10% interest. RCS LOC products typically earn a higher yield but also have higher credit risk compared to loans originated through Core Banking operations, with a significant portion of RCS clients considered subprime or near-prime borrowers.

As of December 31, 2024, the ACLL to total loans estimated for each RCS product ranged from as low as 0.25% for its healthcare-receivables portfolios to as high as 70.63% for its line-of-credit portfolios. A lower reserve percentage was provided for RCS's healthcare receivables as of December 31, 2024, as such receivables have recourse back to the Company's third-party service providers in the transactions.

Management only evaluated the ACLL on its active RCS products that had incurred meaningful losses since their inception, which were its line-of-credit products. Due to the general short-term nature of these products, management utilized the current year net charge-offs for 2023 and 2024 along with the end-of-the-year ACLL to calculate each years' absorption rate and exhaustion rate. The absorption and exhaustion rates were both considered to be within acceptable ranges as of December 31, 2024 and 2023. Based on management's calculation, an ACLL of $21 million, or 16.30%, of total RCS loans was an adequate estimate of expected losses within the RCS portfolio as of December 31, 2024.

RPG's TRS segment offered its RA credit product during the first two months of 2024, 2023, and 2022, and its ERA credit product during the Decembers of 2024, 2023 and 2022 related to the subsequent first quarter tax filing seasons. An ACLL for losses on RAs and ERAs is estimated during the limited, short-term period the product is offered. RAs originated during the first two months of 2024, were repaid, on average, within 32 days of origination. Provisions for RA and ERA losses are estimated when advances are made and adjusted to actual net charge-offs as of June 30th of each year. The ACLL for ERAs as of December 31, 2024 was $9.8 million for $139 million of ERAs originated during December 2024. The ACLL as of December 31, 2023 was $3.9 million for $103 million of ERAs originated during December 2023. The ACLL as of December 31, 2022 was $3.8 million for $98 million of ERAs originated during December 2022.

As a result of the final performance of the December 2023 ERAs within TRS, the Company recorded a larger Allowance of $9.8 million for its ERAs during the fourth quarter of 2024 compared to $3.9 million during the fourth quarter of 2023. Approximately $2.3 million of the increase over the fourth quarter 2023 Allowance amount was due to increased volume, with the remaining difference predominately due to an increased loss estimate due to the Company's experience from the 2024 Tax Season.

Based on the 2024 Tax Season economics, during the fourth quarter of 2024 the Company revised its agreement with its largest third-party marketer-servicer for RAs and ERAs for the 2025 Tax Season. Under this revised agreement, the Company received a loss cap guarantee specific to ERAs for the 2025 Tax Season. As a result of this new loss cap guarantee, the Company does not anticipate recording any additional loss estimates for the December 2024 ERA originations through this marketer-servicer.

Related to the overall credit losses on RAs and ERAs, the Bank's ability to control losses is highly dependent upon its ability to predict the taxpayer's likelihood to receive the tax refund as claimed on the taxpayer's tax return. Each year, the Bank's RA and ERA approval model is based primarily on the prior-year's tax refund funding patterns. Because much of the loan volume occurs each year before that year's tax refund funding patterns can be analyzed and subsequent underwriting changes made, credit losses during a current year could be higher than management's predictions if tax refund funding patterns change materially between years.

In response to changes in the legal, regulatory, and competitive environment, management annually reviews and revises the RA and ERA product parameters. Further changes in RA and ERA product parameters do not ensure positive results and could have an overall material negative impact on the performance of the RA and ERA and therefore on the Company's financial condition and results of operations.

See additional discussion regarding the RA product under the sections titled:

- *Part I Item 1A "Risk Factors"*
- *Part II Item 8 "Financial Statements and Supplementary Data," Footnote 4 "Loans and Allowance for Credit Losses"*

RPG recorded a net charge of $50.6 million, $39.1 million, and $22.0 million to the Provision during 2024, 2023, and 2022, with the Provision for each year primarily due to net losses on RAs and growth in short-term, consumer loans originated through the RCS segment. If the number of future charge-offs on RAs and RCS loans differ significantly from assumptions used by management in making its determination, an adjustment to the RPG ACLL and the resulting effect on the income statement could be material.

OVERVIEW

Total Company net income was $101.4 million and Diluted EPS was $5.21 for 2024, compared to net income of $90.4 million and Diluted EPS of $4.62 for 2023. Table 1 below presents Republic's financial performance for the years ended December 31, 2024, 2023, and 2022:

Table 1 — Summary

Years Ended December 31, (dollars in thousands, except per share data)	2024	2023	2022	Percent Increase/(Decrease) 2024/2023	2023/2022
Income before income tax expense	$ 127,703	$ 113,213	$ 116,845	13 %	(3)%
Net income	101,371	90,374	91,106	12	(1)
Diluted EPS of Class A Common Stock	5.21	4.62	4.59	13	1
ROA	1.47 %	1.44 %	1.48 %	2	(3)
ROE	10.50	10.10	10.68	4	(5)

General highlights by reportable segment for the year ended December 31, 2024 consisted of the following:

Traditional Banking segment

- Net income increased $9.7 million, or 21%, from 2023.

- Net interest income increased $8.3 million, or 4%, compared to 2023.

- Provision was a net charge of $3.2 million for 2024 compared to a net charge of $8.7 million for 2023.

- Noninterest income decreased $422,000, or 1%, from 2023.

- Noninterest expense increased $1.2 million, or 1%, over 2023.

- Total Traditional Bank loans decreased $49 million, or 1%, during 2024.

- Total nonperforming loans to total loans for the Traditional Banking segment was 0.50% as of December 31, 2024 compared to 0.41% as of December 31, 2023.

- Delinquent loans to total loans for the Traditional Banking segment was 0.22% as of December 31, 2024 compared to 0.18% as of December 31, 2023.

- Total Traditional Bank deposits increased $209 million from December 31, 2023 to $4.6 billion as of December 31, 2024.

Warehouse Lending segment

- Net income increased $1.8 million, or 37%, over 2023.

- Net interest income increased $3.0 million, or 32%, over 2023.

- The Warehouse Provision was a net charge of $527,000 for 2024 compared to a net credit of $162,000 for 2023.

- Average committed Warehouse lines decreased to $938 million during 2024 from $1.0 billion during 2023.

- Average Warehouse line usage was 50% during 2024 compared to 42% during 2023.

Tax Refund Solutions segment

- Net income decreased $2.5 million, or 28%, from 2023.

- Net interest income increased $4.9 million, or 16%, over 2023.

- Total RA originations were $771 million during the first quarter of 2024 compared to $737 million for the first quarter of 2023.

- TRS originated $139 million of ERAs during the fourth quarter of 2024 related to the anticipated filing of tax returns for the upcoming first quarter 2025 tax filing season compared to $103 million during the fourth quarter of 2023 related to the anticipated filing of tax returns for the first quarter of 2024.

- The TRS Provision was $30.0 million for 2024, compared to $22.6 million for 2023.

- Noninterest income was $15.5 million for 2024 compared to $16.1 million for 2023.

- Net RT revenue decreased $392,000, or 2%, from 2023 to 2024.

- Noninterest expense was $11.6 million for 2024 compared to $12.0 million for 2023.

Republic Payment Solutions segment

- Net income decreased $3.1 million, or 27%, from 2023.

- Net interest income decreased $3.9 million, or 25%, from 2023.

- Noninterest income was $3.3 million for 2024 compared to $3.0 million for 2023.

- Noninterest expense was $4.1 million for 2024 and $3.7 million for 2023.

Republic Credit Solutions segment

- Net income increased $5.2 million, or 28%, over 2023.

- Net interest income increased $11.1 million, or 28%, over 2023.

- Overall, RCS recorded a net charge to the Provision of $20.6 million during 2024 compared to a net charge of $16.5 million for 2023.

- Noninterest income increased $1.9 million, or 15%, over 2023.

- Noninterest expense was $14.1 million for 2024 and $12.0 million for 2023.

- Total nonperforming loans to total loans for the RCS segment was 0.11% as of December 31, 2024 compared to 1.11% as of December 31, 2023.

- Delinquent loans to total loans for the RCS segment was 8.00% as of December 31, 2024 compared to 10.51% as of December 31, 2023.

RESULTS OF OPERATIONS

This section provides a comparative discussion of Republic's Results of Operations for the two-year period ended December 31, 2024, unless otherwise specified. Refer to Results of Operations on pages 50-61 of the Company's Annual Report on Form 10-K for the year ended December 31, 2023 (the "2023 Form 10-K") for a discussion of the 2023 versus 2022 results.

Net Interest Income

Banking operations are significantly dependent upon net interest income. Net interest income is the difference between interest income on interest-earning assets, such as loans and investment securities and the interest expense on interest-bearing liabilities used to fund those assets, such as interest-bearing deposits, securities sold under agreements to repurchase, and FHLB advances. Net interest income is impacted by both changes in the amount and composition of interest-earning assets and interest-bearing liabilities, as well as market interest rates.

See the section titled "Asset/Liability Management and Market Risk" in this section of the filing regarding the Bank's interest rate sensitivity.

A large amount of the Company's financial instruments track closely with, or are primarily indexed to, either the FFTR, Prime, or SOFR. These indices trended lower beginning in the first quarter of 2020 with the onset of the COVID pandemic, as the FOMC reduced the FFTR to approximately 25 basis points. During 2022 inflation rose to levels not seen in approximately 40 years. In response, the FOMC began executing a quantitative tightening program by reducing its balance sheet, selling certain types of bonds in the market, and beginning in March 2022 repeatedly increasing the FFTR until it reached its peak of 5.50% in July 2023.

While long-term interest rates initially rose in tandem with the increases to the FFTR through the middle part of 2022, they trended lower than short-term rates during the second half of 2022. Long-term rates generally maintained this lower level relative to short-term rates throughout 2023 and the first two quarters of 2024, which was generally negative for banks' net interest income and net interest margins during that time period.

The FOMC lowered the FFTR by 50 basis points on September 19, 2024, 25 basis points on November 8, 2024, and 25 more basis points on December 19, 2024 bringing the FFTR to 4.50% as of December 31, 2024. Management currently believes the 50-basis-point decrease to the FFTR in September 2024 was beneficial to the Company's net interest income and net interest margin in the near term. Management also believes that the two 25-basis-point decreases to the FFTR during the fourth quarter of 2024 were not beneficial to the Company's net interest income and net interest margin. In addition, Management believes that, based on the Company's current balance sheet structure, any future reductions to the FFTR will likely have a negative impact to the Company's net interest income and net interest margin. The amount of such impact to the Company's net interest income and net interest margin resulting from any future changes to the FFTR will be dependent upon many factors including, but not limited to, the magnitude of the continuing shift from noninterest-bearing deposits into interest-bearing deposits, the actual steepness and shape of the yield curve, future demand for the Company's financial products, the Company's ability to lower its deposit costs in conjunction with, and in line with the magnitude to, the decreases to the FFTR, as well as the Company's overall future liquidity needs.

Total Company net interest income was $312.2 million during 2024 and represented a $23.4 million increase over 2023. The Total Company net interest margin declined to 4.85% during 2024 compared to 4.91% for 2023.

The following were the most significant components affecting the Company's net interest income by reportable segment:

Traditional Banking segment

The Traditional Banking's net interest income increased $8.3 million, or 4%, for 2024 compared to 2023. The Traditional Banking's net interest margin was 3.55% for 2024, an decrease of 15 basis points from 2023.

The increase in the Traditional Bank's net interest income and decrease to the Traditional Bank's net interest margin during 2024 was primarily attributable to the following factors:

- Traditional Bank average loans grew from $4.3 billion with a weighted-average yield of 5.06% for 2023 to $4.6 billion with a weighted average yield of 5.56% for 2024. In general, the growth in average loan balances was primarily attributable to loan growth achieved during the last three months of 2023, as the spot balances for Traditional Bank loans decreased $49 million, or 1%, from December 31, 2023 to December 31, 2024.

- Average interest-earning cash, which is managed as a separate but complementary component of the Company's overall investment portfolio, was $473 million with a weighted-average yield of 5.26% during 2024 compared to $184 million with a weighted-average yield of 5.13% for 2023. During the first nine months of 2024, the Company maintained higher cash balances due to the inverted yield curve and the more attractive pricing for interest-earning cash as compared to longer-term securities. While the yield curve began to steepen during the fourth quarter of 2024, the Company continued to maintain higher cash balances during the quarter, in general, due to near-term funding requirements for tax loans related to the upcoming first quarter 2025 Tax Season.

- Average investments decreased to $647 million with a weighted-average yield of 3.10% during 2024 from $772 million with a weighted-average yield of 2.78 % for 2023. As noted in the paragraph above, the Company generally deployed its proceeds from maturing investments during 2024 into interest-earning cash for better yield and near-term liquidity needs.

    - The Traditional Bank's average cost of interest-bearing liabilities increased from 1.60% during 2023 to 2.45% for 2024. The following two bullets further segments this impact in the Traditional Bank's cost of interest-bearing liabilities.

        1. The weighted-average cost of total interest-bearing deposits increased from 1.73% during 2023 to 2.67% for 2024. In addition, average interest-bearing deposits increased $579 million from 2023 to 2024. Included within the growth in interest-bearing deposits was a $181 million increase in the average balances for higher-cost, short-term brokered deposits and third-party listing service deposits, which the Company utilized for excess liquidity purposes.

        2. The average balance of FHLB borrowings increased from $326 million for 2023 to $400 million for 2024. The weighted-average cost of these borrowings decreased from 4.68% in 2023 to 4.55% in 2024.

    - The Traditional Bank's average noninterest-bearing deposits decreased from $1.4 billion during 2023 to $1.2 billion for 2024, as the inverted yield curve and competition for deposits continued to make interest-bearing deposits a more attractive on-going alternative for consumer and business deposit accounts.

Management believes the Traditional Bank could experience a negative impact to its net interest income and net interest margin during 2025 if there are additional decreases to the FFTR. The amount of this negative impact, if any, will be dependent upon several factors including, but not limited to, the magnitude of the continuing shift from noninterest-bearing deposits into interest-bearing deposits, the actual steepness and shape of the yield curve, future demand for the Company's financial products, the Company's ability to lower its deposit costs in conjunction with, and in line with the magnitude to, the decreases to the FFTR, as well as the Company's overall future liquidity needs.

Warehouse

Net interest income within Warehouse rose $3.0 million, or 32%, from 2023 to 2024, driven primarily by an increase in the Warehouse net interest margin, which increased 27 basis points from 2.38% during 2023 to 2.65% during 2024. The improvement in Warehouse net interest margin occurred as its loan yields increased by 34 basis points from 2023 to 2024, while its internally assigned net FTP funding costs rose 4 basis points for the same periods. The expansion in Warehouse loan yield over its cost of funds was generally driven by an improvement in pricing with some clients resulting from their annual line of credit renewals.

Overall average outstanding Warehouse balances also increased from $397 million during 2023 to $470 million for 2024. Average committed Warehouse lines-of-credit decreased from $1.0 billion for 2023 to $938 million for 2024, while average usage rates for Warehouse lines were approximately 50% and 42% during 2024 and 2023.

Because consumer mortgage demand drives the usage of Warehouse lines of credit, overall line usage for the Warehouse segment has historically been sensitive to changes in interest rates on the long end of the yield curve. As a result, a decreasing interest rate environment for the long end of the yield curve could positively impact Warehouse demand if the long-term interest rate declines are substantial. Alternatively, if interest rates only decline substantially on the short end of the yield curve, Warehouse demand would not likely be materially impacted. In addition, if long-term rates were to increase in 2025, Warehouse demand would likely be negatively impacted.

Tax Refund Solutions segment

Net interest income within the TRS segment was up $4.9 million from 2023 to 2024. Loan-related interest and fees increased $5.7 million for the period and was generally driven by a 5% increase in tax season loan origination volume from period to period. In addition, loan fees included a $560,000 payment received during the second quarter of 2024 representing a Tax Provider yield enhancement for the RA program to help offset the Company's higher funding costs. This yield enhancement was new for the 2024 tax season. The increase in loan interest and fees was partially offset by an $882,000 increase to the segment's cost of funds net of its FTP credit for its deposit accounts.

During the fourth quarter of 2024, the Company revised its agreement with its largest third-party marketer-servicer for RAs and ERAs for the 2025 Tax Season. In addition to a new loss cap guarantee specific to ERAs for the 2025 Tax Season that was received under the revised agreement, the Company will also receive an increased fee specific to ERAs for the 2025 Tax Season and a reduced fee applicable to in-season RAs for the 2025 Tax Season. The Company estimates the revised contract will provide approximately $2.8 million of additional fee income for the 2025 Tax Season compared to the 2024 Tax Season. The Company earned approximately $1.4 million of this increased fee income during the fourth quarter of 2024.

See additional detail regarding the RA product under Footnote 4 "Loans and Allowance for Credit Losses" of Part I Item 1 "Financial Statements."

Republic Payment Solutions segment

Net interest income from the Company's prepaid card division decreased $3.9 million for 2024 compared to 2023. Overall, RPS earned a lower yield of 3.28% applied to the $361 million average of prepaid program balances for 2024 compared to a yield of 4.59% for the $356 million in average prepaid card balances for 2023. In addition to the lower yield earned its average deposits, the segment also incurred a $4.8 million charge to interest expense for a new revenue sharing arrangement for the program which began in January 2024.

Overall customer demand for the RPS segment has historically not been interest rate sensitive and therefore management does not believe a changing interest rate environment would impact origination volume for its prepaid card products. A decreasing interest rate environment, however, would likely negatively impact the Company's internal FTP credit more than it would impact the revenue share the Company pays for the product, decreasing the segment's net interest margin. The exact amount of impact for either scenario would depend on the final internal FTP credit assigned, as well as the overall volume of balances, as the revenue share payouts are also based on overall balances tiers.

Republic Credit Solutions segment

RCS's net interest income increased $11.1 million, or 28%, from 2023 to 2024. The increase was driven primarily by an increase in fee income from RCS's LOC II product.

RCS's LOC II loan fees, which are recorded as interest income on loans, increased $10.1 million during 2024 to $29.4 million, an 52% increase compared to the $19.3 million recorded during 2023. The growth in interest income on loans generally resulted from a $7.9 million, or 51%, increase in average loan balances from 2023 to 2024.

Overall customer demand for the RCS segment's products has historically not been interest rate sensitive and therefore management does not believe a changing interest rate environment would materially impact origination volume for its various consumer loan products. A decreasing interest rate environment likely would positively impact the Company's internal FTP cost allocated to this segment, which would increase the NIM for the segment. The exact amount of the impact would depend on the final internal FTP cost assigned, as well as the overall volume and mix of loans the segment generates.

Table 2 presents the average balance sheets for the years ended December 31, 2024, 2023, and 2022, along with the related calculations of tax-equivalent net interest income, net interest margin and net interest spread for the related periods.

Table 2 — Total Company Average Balance Sheets and Interest Rates

				Years Ended December 31,					
	2024			2023			2022		
(dollars in thousands)	**Average Balance**	**Interest**	**Average Rate**	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
ASSETS									
Interest-earning assets:									
Federal funds sold and other interest-earning deposits	$ **472,512**	$ **24,846**	**5.26 %**	$ 183,647	$ 9,418	5.13 %	$ 738,399	$ 11,370	1.54 %
Investment securities, including FHLB stock (a)	**647,409**	**20,076**	**3.10**	772,104	21,497	2.78	671,858	11,739	1.75
TRS Refund Advance loans (b)	**86,496**	**38,040**	**43.98**	73,255	32,572	44.46	28,085	14,481	51.56
RCS LOC products (b)	**44,164**	**48,148**	**109.02**	35,486	36,655	103.29	28,986	27,318	94.25
Other RPG loans (c) (f)	**120,584**	**9,351**	**7.75**	115,691	8,736	7.55	96,538	5,744	5.95
Outstanding Warehouse lines of credit (d) (f)	**470,028**	**36,822**	**7.83**	396,629	29,695	7.49	510,417	21,351	4.18
All other Core Bank loans (e) (f)	**4,601,400**	**255,703**	**5.56**	4,302,154	217,490	5.06	3,674,407	152,181	4.14
Total interest-earning assets	**6,442,593**	**432,986**	**6.72**	5,878,966	356,063	6.06	5,748,690	244,184	4.25
Allowance for credit losses	**(92,071)**			(82,230)			(67,951)		
Noninterest-earning assets:									
Noninterest-earning cash and cash equivalents	**139,775**			150,785			186,636		
Premises and equipment, net	**33,397**			33,544			33,892		
Bank owned life insurance	**105,560**			102,750			100,452		
Other assets (a)	**255,041**			212,228			167,251		
Total assets	$ **6,884,295**			$ 6,296,043			$ 6,168,970		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest-bearing liabilities:									
Transaction accounts	$ **1,783,723**	$ **22,293**	**1.25 %**	$ 1,500,975	$ 11,602	0.77 %	$ 1,696,809	$ 1,974	0.12 %
Money market accounts	**1,181,060**	**39,514**	**3.35**	874,332	21,150	2.42	779,457	2,000	0.26
Time deposits	**387,156**	**15,380**	**3.97**	298,313	8,681	2.91	240,701	2,636	1.10
Reciprocal money market and time deposits	**338,644**	**13,886**	**4.10**	203,993	7,532	3.69	55,042	147	0.27
Brokered deposits	**207,877**	**11,023**	**5.30**	47,078	2,516	5.34	—	—	—
Total interest-bearing deposits	**3,898,460**	**102,096**	**2.62**	2,924,691	51,481	1.76	2,772,009	6,757	0.24
SSUARs and other short-term borrowings	**101,680**	**546**	**0.54**	134,632	574	0.43	265,188	397	0.15
Federal Home Loan Bank advances and other long-term borrowings	**400,032**	**18,190**	**4.55**	325,678	15,230	4.68	21,233	339	1.60
Total interest-bearing liabilities	**4,400,172**	**120,832**	**2.75**	3,385,001	67,285	1.99	3,058,430	7,493	0.24
Noninterest-bearing liabilities and Stockholders' equity:									
Noninterest-bearing deposits	**1,374,457**			1,880,471			2,148,848		
Other liabilities	**144,461**			135,882			108,965		
Stockholders' equity	**965,205**			894,689			852,727		
Total liabilities and stockholders' equity	$ **6,884,295**			$ 6,296,043			$ 6,168,970		
Net interest income		$ **312,154**			$ 288,778			$ 236,691	
Net interest spread			**3.97 %**			4.07 %			4.01 %
Net interest margin			**4.85 %**			4.91 %			4.12 %

(a) For the purpose of this calculation, the fair market value adjustment on debt securities is included as a component of other assets.
(b) Interest income for RAs and RCS line-of-credit products is composed entirely of loan fees.
(c) Interest income includes loan fees of $1.2 million, $957,000, and $882,000 for 2024, 2023, and 2022.
(d) Interest income includes loan fees of $1.3 million, $1.0 million, and $1.7 million for 2024, 2023, and 2022.
(e) Interest income includes loan fees of $5.3 million, $5.7 million, and $4.8 million for 2024, 2023, and 2022.
(f) Average balances for loans include the principal balance of nonaccrual loans and loans held for sale and are inclusive of all loan premiums, discounts, fees, and costs.

Table 3 illustrates the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities impacted Republic's interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume), and (iii) net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

Table 3 — Total Company Volume/Rate Variance Analysis

(in thousands)	Year Ended December 31, 2024 Compared to Year Ended December 31, 2023			Year Ended December 31, 2023 Compared to Year Ended December 31, 2022		
	Total Net Change	Increase / (Decrease) Due to Volume	Rate	Total Net Change	Increase / (Decrease) Due to Volume	Rate
Interest income:						
Federal funds sold and other interest-earning deposits	$ 15,428	$ 15,183	$ 245	$ (1,952)	$ (13,395)	$ 11,443
Investment securities, including FHLB stock	(1,421)	(3,704)	2,283	9,758	1,961	7,797
TRS Refund Advance loans	5,468	5,827	(359)	18,091	20,337	(2,246)
RCS LOC products	11,493	9,369	2,124	9,337	6,538	2,799
Other RPG loans	615	375	240	2,992	1,270	1,722
Outstanding Warehouse lines of credit	7,127	5,699	1,428	8,344	(5,587)	13,931
All other Core Bank loans	38,213	15,747	22,466	65,309	28,502	36,807
Net change in interest income	76,923	48,496	28,427	111,879	39,626	72,253
Interest expense:						
Transaction accounts	10,691	2,501	8,190	9,627	(254)	9,881
Money market accounts	18,364	8,779	9,585	19,150	272	18,878
Time deposits	6,699	3,009	3,690	6,046	763	5,283
Reciprocal money market and time deposits	6,354	5,443	911	7,385	1,287	6,098
Brokered deposits	8,507	8,527	(20)	2,516	2,516	—
SSUARs and other short-term borrowings	(28)	(157)	129	177	(271)	448
Federal Home Loan Bank advances	2,960	3,391	(431)	14,891	13,125	1,766
Net change in interest expense	53,547	31,493	22,054	59,792	17,438	42,354
Net change in net interest income	$ 23,376	$ 17,003	$ 6,373	$ 52,087	$ 22,188	$ 29,899

Provision

Total Company Provision was a net charge of $54.4 million for 2024 compared to a net charge of $47.6 million for 2023.

The following were the most significant components comprising the Company's Provision by reportable segment:

Traditional Banking segment

The Traditional Banking Provision during 2024 was a net charge of $3.2 million compared to a net charge of $8.7 million for 2023. An analysis of the Provision for 2024 compared 2023 follows:

- For 2024, the Traditional Bank Provision primarily reflected the following:

  o The Traditional Bank recorded a net charge to the Provision of $747,000 during 2024 related to general formula reserves applied to Traditional Bank loans. While loan balances at the Traditional Bank decreased by $49 million during 2024, the segment continued to experience a change in loan mix, growing in categories with higher loan loss reserve requirements thus driving its higher Provision.

  o The Traditional Bank recorded a loan loss Provision of $1.9 million during 2024 primarily related to the charge-off of three linked, broker-related marine loans. The Company discontinued originating broker-related marine loans during the third quarter of 2024. As of December 31, 2024, the Bank had $4.6 million of broker-related marine loans remaining in its loan portfolio.

- For 2023, the Traditional Bank Provision primarily reflected the following:

  o The Traditional Bank incurred a net charge of $2.7 million during the first quarter of 2023 for the Day-1 Provision associated with the acquired CBank non-PCD loans.

  o The Traditional Bank recorded approximately $6.9 million in general formula reserves for $550 million of non CBank-related loan growth during 2023. Approximately $1.0 million of these general formula reserves was due to an increase in the Traditional Bank's qualitative factor reserves generally related to uncertain market conditions brought about by high inflation, government actions to combat inflation, and elevated vacancy rates for commercial office space.

  o Offsetting the above, the Traditional Bank recognized a $1.5 million credit to the Provision during 2023 driven by the release of COVID-related reserves. The release of these reserves coincided with the federal government's declaration of the official end to the COVID pandemic in May of 2023.

As a percentage of total Traditional Bank loans, the Traditional Banking ACLL was 1.31% as of December 31, 2024 compared to 1.28% as of December 31, 2023. The Company believes, based on information presently available, that it has adequately provided for Traditional Banking loan losses as of December 31, 2024.

Warehouse Lending segment

Warehouse recorded a net charge of $527,000 for 2024 compared to a net credit of $162,000 for 2023. Provision for both periods reflected changes in general reserves consistent with changes in outstanding period-end balances. Outstanding Warehouse period-end balances increased $211 million during 2024 compared to a decrease of $64 million during 2023.

As a percentage of total Warehouse outstanding balances, the Warehouse ACLL was 0.25% as of December 31, 2024, and December 31, 2023. The Company believes, based on information presently available, that it has adequately provided for Warehouse loan losses as of December 31, 2024.

Tax Refund Solutions segment

TRS recorded a net charge to the Provision of $30.0 million during 2024 compared to a net charge of $22.6 million for 2023. Substantially all TRS Provision in both periods was related to its RA product.

Included in the Provision for 2024, was a $9.8 million charge related to $139 million of ERAs originated during the fourth quarter of 2024 for tax returns anticipated to be filed during the first quarter of 2025. Included in the Provision for 2023, was a $3.9 million charge related to $103 million of ERAs originated during the fourth quarter of 2023 for tax returns anticipated to be filed during the first quarter of 2024. As a result of the final performance of the December 2023 ERAs within TRS, the Company recorded a larger Allowance for its early season tax loans of $9.8 million during the fourth quarter of 2024 compared to $3.9 million during the fourth quarter of 2023. Approximately $2.3 million of the increase over the fourth quarter 2023 Allowance amount was due to increased volume, with the remaining difference predominately due to an increased loss estimate due to the Company's experience from the 2024 Tax Season.

In addition to the Provision increase noted above for ERAs, net charge-offs and net Provision were significantly higher for TRS during 2024 compared to 2023 as payments received from the US Treasury during 2024 to pay off RAs and ERAs were lower than the payments received during 2023.

Based on the 2024 Tax Season economics, during the fourth quarter of 2024 the Company revised its agreement with its largest third-party marketer-servicer for RAs and ERAs for the 2025 Tax Season. Under this revised agreement, the Company received a loss cap guarantee specific to ERAs for the 2025 Tax Season. As a result of this new loss cap guarantee, the Company does not anticipate recording any additional loss estimates for the December 2024 ERA originations through this marketer-servicer.

See additional detail regarding the RA and ERA products under Footnote 4 "Loans and Allowance for Credit Losses" of Part II Item 8 "Financial Statements and Supplemental Data."

Republic Payment Solutions segment

There is no Allowance or Provision for RPS, as the segment offers Prepaid and Debit Solutions to consumers.

Republic Credit Solutions segment

As illustrated in Table 4 below, RCS recorded a net charge to the Provision of $20.6 million during 2024 compared to a net charge to the Provision of $16.5 million for 2023. The increase in the Provision was driven primarily by a $5.0 million increase in net charge-offs within the LOC II product, which resulted in a higher reserve percentage being applied to the outstanding balances, and a $2.0 increase in formula reserves applied to the LOC II product. The increase in Provision within the LOC II product was generally in line with the increase in average outstanding loan balances for the same periods.

While RCS loans generally return higher yields, they also present a greater credit risk than Traditional Banking loan products. As a percentage of total RCS loans, the RCS ACLL was 16.30% as of December 31, 2024 and 13.82% as of December 31, 2023. The Company believes, based on information presently available, that it has adequately provided for RCS loan losses as of December 31, 2024.

The following table presents RCS Provision by product:

Table 4 — RCS Provision by Product

(dollars in thousands)	Years Ended Dec. 31, 2024		2023		$ Change		% Change
Product:							
Lines of credit	$	20,644	$	16,486	$	4,158	25 %
Hospital receivables		(19)		43		(62)	(144)
Total	$	20,625	$	16,529	$	4,096	25 %

Noninterest Income

Table 5 — Analysis of Noninterest Income

Years Ended December 31, (dollars in thousands)	2024		2023		2022		Percent Increase/(Decrease) 2024/2023	2023/2022
Service charges on deposit accounts	$	**14,186**	$	13,855	$	13,426	**2 %**	3 %
Net refund transfer fees		**15,356**		15,748		17,080	**(2)**	(8)
Mortgage banking income		**5,438**		3,542		6,196	**54**	(43)
Interchange fee income		**12,967**		13,057		13,125	**(1)**	(1)
Program fees		**17,818**		15,582		16,172	**14**	(4)
Increase in cash surrender value of bank owned life insurance		**3,208**		2,719		2,526	**18**	8
Death benefits in excess of cash surrender value of life insurance		**—**		1,728		—	**(100)**	NM
Net losses on other real estate owned		**(206)**		(211)		(211)	**2**	—
Contract termination fee		**—**		—		5,000	**NM**	(100)
Legal settlement		**—**		—		13,000	**NM**	(100)
Other		**3,883**		5,437		3,496	**(29)**	56
Total noninterest income	$	**72,650**	$	71,457	$	89,810	**2 %**	(20)%

NM - Not meaningful

Total Company noninterest income increased $1.2 million from 2023.

The following were the most significant components comprising the total Company's noninterest income by reportable segment:

Traditional Banking segment

Traditional Banking's noninterest income decreased $422,000, or 1%, for 2024 compared to 2023 and was primarily driven by the following:

1) a $1.7 million payment received during the second quarter of 2023 related to a death benefit payment in excess of the cash surrender value for a BOLI policy;

2) a $576,000 decrease in swap fee income; and

3) a $394,000 decrease in fee income for one-way sales of off-balance sheet deposits through the Promontory network.

The $576,000 decrease in swap fee income during 2024 was substantially driven by the Company's pricing strategy during the year in response to the inverted yield curve. As a result, overall origination volume during 2024 across all Traditional Bank loan products was down meaningfully from 2023.

The $394,000 decrease in fee income related to one-way sales of off-balance sheet deposits through the Promontory network was driven by the Company's strategy to increase on-balance sheet liquidity throughout 2023 and 2024.

The decrease in noninterest income resulting from the above items was substantially offset by a $1.9 million increase in mortgage banking income, which resulted from a brief reduction in long-term interest rates during mid-2024 leading to an up-tick in consumer loan demand for 15- and 30-year fixed rate mortgage loans. Altogether, the Bank sold $253 million in secondary market loans and achieved an average cash-gain-as-a-percent-of-loans-sold of 1.22% during 2024 compared to secondary market loan sales of $78 million with comparable cash-gain-as-a-percent-of-loans-sold of 2.25% for 2023.

The Traditional Bank also earns a substantial majority of its fee income related to its overdraft service program from the per item fee it assesses its customers for each insufficient-funds check or electronic debit presented for payment. The total per item fees, net of refunds, included in service charges on deposits for 2024 and 2023 were $7.4 million and $7.2 million. The total daily overdraft charges, net of refunds, included in interest income for 2024 and 2023 were both $1.2 million.

Tax Refund Solutions segment

TRS's noninterest income decreased $553,000, or 3%, during 2024 compared in 2023, driven by a 2%, or $392,000, decrease net RT revenue. Net RT revenue for 2024 was negatively impacted by a year-to year decline in payment volume received from the US Treasury, as the number of RTs processed during the 2024 declined approximately 3% from 2023. In addition, net RT revenue was also negatively impacted as the volume mix during 2024 shifted toward Tax Providers with revenue sharing arrangements that were less favorable to Republic.

Republic Payment Solutions segment

RPS's noninterest income increased $287,000, or 10%, for 2024 compared to 2023. RPS program fees constituted the substantial majority of noninterest income at RPS. RPS program fees for RPS primarily represents a portion of the net interchange revenue earned for cardholder activity.

Republic Credit Solutions segment

RCS's noninterest income increased $1.9 million, or 15%, during 2024 compared to 2023, with program fees representing the substantial majority of RCS's noninterest income. The increase in program fees at RCS primarily reflected higher sales volume from RCS's LOC II and installment products. The total dollar volume of loans sold for these two products in 2024 was $846 million, which was a $171 million, or 25%, increase over their 2023 volume of loans sold. Program fees from the sale of RCS's loan products totaled $14.7 million during 2024, a 15% increase from 2023. Program fees from the sale of RCS's LOC II product totaled $5.9 million for 2024, compared to $4.7 million for 2023.

The following table presents program fees by RPG Segment:

Table 6 —Program Fees by RPG Segment

Years Ended December 31, (in thousands)	Years Ended Dec. 31,				$ Change		% Change
	2024		2023				
Segment:							
TRS	$	—	$	—	$	—	NA %
RPS		**3,121**		2,827		294	10
RCS		**14,697**		12,755		1,942	15
Total	$	**17,818**	$	15,582	$	2,236	14 %

The following table presents RCS program fees by product:

Table 7 — Program Fees by RCS Product

Years Ended December 31, (in thousands)	Years Ended Dec. 31,				$ Change		% Change
	2024		2023				
Product:							
Lines of credit	$	**10,307**	$	8,762	$	1,545	18 %
Hospital receivables		**189**		196		(7)	(4)
Installment loans*		**4,201**		3,797		404	11
Total	$	**14,697**	$	12,755	$	1,942	15 %

The Company has elected the fair value option for this product, with mark-to-market adjustments recorded as a component of Program Fees.

Noninterest Expense

Table 8 — Analysis of Noninterest Expense

Years Ended December 31, (dollars in thousands)	2024	2023	2022	Percent Increase/(Decrease) 2024/2023	2023/2022
Salaries and employee benefits	$ 118,650	$ 115,869	$ 111,240	2 %	4 %
Technology, equipment, and communication	30,690	29,107	28,954	5	1
Occupancy	13,856	13,967	13,014	(1)	7
Marketing and development	9,439	8,446	6,875	12	23
FDIC insurance expense	3,012	2,728	1,668	10	64
Interchange related expense	5,845	5,965	4,773	(2)	25
Legal and professional fees	3,489	3,204	4,024	9	(20)
Merger expense	41	2,160	—	(98)	—
Other	17,703	17,952	16,760	(1)	7
Total noninterest expense	$ 202,725	$ 199,398	$ 187,308	2 %	6 %

Total Company noninterest expense increased $3.3 million, or 2%, during 2024 compared to 2023.

The following were the most significant components comprising the increase in noninterest expense by reportable segment:

Traditional Banking segment

Traditional Bank noninterest expense increased $1.2 million from 2023 to 2024. The following primarily drove the change in noninterest expense:

- Noninterest expenses associated with the acquired CBank operations were $4.8 million across all categories for 2024 and $6.7 million for 2023. The figure for 2023 included $2.2 million for Day-1 merger related expenses.

- Legacy Salaries and Benefits expense increased a net $2.8 million, or 3%, to $97.6 million for 2024. The most notable changes within this category were as follows:

  o Direct legacy salaries increased a net $1.2 million, or 2%, due primarily to the cost of annual merit increases of approximately 4%, partially offset by a 27-count decrease in the number of FTEs from December 31, 2023 to December 31, 2024.

  o Estimated Legacy bonus expense increased $2.2 million from 2023 to 2024. The higher expense during 2024 was generally related to greater achievement of Company operating goals in 2024 versus 2023.

  o Legacy Employee benefits declined $605,000, or 4%, due primarily to a decrease in the number of FTEs and a decline in healthcare claims.

- Legacy Marketing expenses increased $423,000 primarily due to the additional cost of a new marketing campaign during the fourth quarter of 2024.

- Within the other category, provision for off-balance sheet exposures declined by $240,000 due to an overall decrease in these unfunded commitments for 2024, while 2023 had an increase in these commitments.

Republic Payment Solutions segment

Noninterest expense at the RPS segment increased $391,000, or 11%, during 2024 compared to 2023, primarily due to a $197,000 increase in salary and employee benefits resulting from an increase in staff.

Republic Credit Solutions segment

Noninterest expense at the RCS segment increased $2.1 million, or 18%, during 2024 compared to 2023. The most notable items driving this increase were in the LOC II product, including a $1.5 million increase in third-party servicing costs for growth in the product and a $848,000 increase in marketing and development expenses related to the Company's share of these expenses based on overall origination volume. Under the terms of the Company's contract with its LOC II marketer-servicer, Republic reimburses the marketer-servicer a certain dollar amount for marketing costs based on each new line of credit originated during the period.

Income Tax Expense

The Company's effective tax rate was approximately 20.6% in 2024 compared to 20.2% in 2023. The effective tax rate increased primarily due to the following:

- The Company's state tax expense, net of federal benefit, increased $1.1 million from $3.3 million in 2023 to $4.4 million in 2024. This change was driven primarily by an increase in the effective rate for state income taxes, which rose from 2.9% in 2023 to 3.5% in 2024. The increase in the effective rate resulted primarily from an unfavorable shift in the estimated apportionment of income to states with higher income tax rates during 2024 and was primarily attributable to the Company's Traditional Banking segment.

- The Company recognized $4.0 million in income tax benefits for low-income-housing investments and R&D credits during 2024 compared to $3.0 million in 2023. The low-income-housing investments were attributable to the Company's Traditional Banking segment, while the R&D credits were allocated among the Traditional Banking, TRS, and RCS segments.

- The Company recognized $363,000 in income tax benefits during 2023 for non-recurring death benefit revenue related to the Company's bank owned life insurance policies.

- The benefit of nontaxable income decreased from $1.6 million during 2023 to $1.3 million during 2024 primarily as a result of exiting the Captive, the Company's dissolved insurance subsidiary: Republic Insurance Services, Inc.

See additional detail regarding the Company's Income Tax Expense under Footnote 18 "Income Taxes" of Part II Item 8 "Financial Statements and Supplemental Data."

FINANCIAL CONDITION

Cash and Cash Equivalents

Cash and cash equivalents include cash, deposits with other financial institutions with original maturities less than 90 days, and federal funds sold. Republic had $432 million in cash and cash equivalents as of December 31, 2024 compared to $317 million as of December 31, 2023. Comparing average balances for 2024 and 2023, the Company had average interest-earning cash and cash equivalent balances of $473 million for 2024 compared to $184 million for 2023.

During the first nine months of 2024, the Company maintained higher cash balances due to the inverted yield curve and the more attractive pricing for interest-earning cash as compared to longer-term securities. While the yield curve began to steepen during the fourth quarter of 2024, the Company continued to maintain higher cash balances during the quarter, in general, due to near-term funding requirements for tax loans related to the 2025 Tax Season.

For cash held at the FRB, the Bank earns a yield on amounts more than required reserves. This cash earned a weighted-average yield of 5.26% during 2024 with a spot balance annualized yield of approximately 4.45% as of December 31, 2024. For cash held within the Bank's banking center and ATM networks, the Bank does not earn interest.

Investment Securities

Table 9 — Investment Securities Portfolio

December 31, (in thousands)	2024		2023		2022
Available-for-sale debt securities (fair value):					
U.S. Treasury securities and U.S. Government agencies	$	**389,086**	$	407,033	$	411,141
Private label mortgage-backed security		**1,550**		1,773		2,127
Mortgage-backed securities - residential		**168,233**		154,710		171,873
Collateralized mortgage obligations		**19,243**		21,659		21,368
Corporate bonds		**2,009**		2,020		10,001
Trust preferred security		**4,034**		4,118		3,855
Total available-for-sale debt securities		**584,155**		591,313		620,365
Held-to-maturity debt securities (amortized cost):					
U.S. Treasury securities and U.S. Government agencies		**—**		65,000		75,000
Mortgage backed securities - residential		**23**		25		27
Collateralized mortgage obligations		**5,756**		6,386		7,270
Corporate bonds		**4,999**		4,976		4,964
Obligations of state and political subdivisions		**—**		—		125
Total held-to-maturity debt securities		**10,778**		76,387		87,386
Equity securities with a readily determinable fair value (fair value):					
Freddie Mac preferred stock		**693**		174		111
Total equity securities with a readily determinable fair value		**693**		174		111
Total investment securities	$	**595,626**	$	667,874	$	707,862

AFS debt securities primarily consists of U.S. Treasury securities and U.S. Government agency obligations, including agency MBS and agency CMOs. The agency MBSs primarily consist of hybrid mortgage investment securities, as well as other adjustable rate mortgage investment securities, underwritten and guaranteed by the GNMA, the FHLMC and the FNMA. Agency CMOs held in the investment portfolio are substantially all floating rate securities that adjust monthly. The Bank uses a portion of the investment securities portfolio as collateral to Bank clients for SSUARs. The remaining eligible securities that are not pledged to secure client SSUARs may be pledged to the FHLB as collateral for the Bank's borrowing line.

Republic's investment portfolio decreased $72 million from December 31, 2023 to December 31, 2024. The decrease was driven by $346 million in calls and maturities of debt securities and $35 million in paydowns on mortgage-backed securities, which were partially offset by the purchase of $300 million in securities. The Company elected to generally maintain the excess cash it received from the decline in its investment portfolio in interest-earning cash due to its more attractive yield as compared to longer-term investment options.

Strategies for the investment securities portfolio are influenced by economic and market conditions, loan demand, deposit mix, and liquidity needs. Since early 2020, the Bank has utilized a general investing strategy of purchasing securities with shorter-term durations or maintaining a large amount cash at the Federal Reserve. The Bank utilized this general strategy due to liquidity reasons and as an interest rate risk management tool. The Company's overall strategy for 2025 and beyond will be dependent upon many factors including, but not limited to, the Company's overall current and projected liquidity positions, its customers' demand for its loans and deposit products, the Company's overall interest rate risk position, the steepness of the yield curve and the overall interest rate environment at the time, as well as the projected interest rate environment for the near term and the long term.

Table 10 — Available-for-Sale Debt Securities

December 31, 2024 (dollars in thousands)	Amortized Cost	Fair Value	Weighted Average Yield	Weighted Average Maturity in Years
U.S. Treasury securities and U.S. Government agencies:				
Due in one year or less	$ 155,668	$ 153,900	2.79 %	0.50
Due from one year to five years	239,941	235,186	1.82	2.36
Due from five years to 10 years	—	—	—	—
Total U.S. Treasury securities and U.S. Government agencies	395,609	389,086	2.20	1.63
Corporate bonds:				
Due in one year or less	—	—	—	—
Due from one year to five years	2,008	2,009	6.29	1.39
Due from five years to ten years	—	—	—	—
Total Corporate bonds	2,008	2,009	6.63	1.39
Trust preferred security, due beyond ten years	3,863	4,034	5.48	12.39
Private label mortgage backed security	121	1,550	7.96	8.63
Total mortgage backed securities - residential	180,765	168,233	3.14	11.20
Total collateralized mortgage obligations	20,127	19,243	4.75	17.50
Total available-for-sale debt securities	$ 602,493	$ 584,155	2.61 %	5.10

Table 11 — Held-to-Maturity Debt Securities

December 31, 2024 (dollars in thousands)	Amortized Cost	Fair Value	Weighted Average Yield	Weighted Average Maturity in Years
U.S. Treasury securities and U.S. Government agencies:				
Due from one year or less	$ —	$ —	— %	—
Due from one year to five years	—	—	—	—
Total U.S. Treasury securities and U.S. Government agencies	—	—	—	—
Corporate bonds:				
Due from one year or less	—	—		
Due from one year to five years	$ 4,999	$ 5,005	5.81	1.10
Due from five years to ten years	—	—	—	—
Total corporate bonds	4,999	5,005	5.81	1.10
Total mortgage backed securities - residential	23	24	5.48	9.77
Total collateralized mortgage obligations	5,756	5,706	5.89	15.16
Total held-to-maturity debt securities	$ 10,778	$ 10,735	5.85 %	8.63

See Footnote 2 "Investment Securities" of Part II Item 8 "Financial Statements and Supplementary Data" for further information regarding the Bank's investment securities.

Loan Portfolio

Table 12 — Loan Portfolio Composition

(dollars in thousands)	2024	2023	2022
Traditional Banking:			
Residential real estate:			
Owner-occupied	$ 1,032,459	$ 1,144,684	$ 911,427
Nonowner-occupied	318,096	345,965	321,358
Commercial real estate (1)	1,813,177	1,785,289	1,599,510
Construction & land development	244,121	217,338	153,875
Commercial & industrial	460,245	464,078	413,387
Lease financing receivables	93,304	88,591	10,505
Aircraft	226,179	250,051	179,785
Home equity	353,441	295,133	241,739
Consumer:			
Credit cards	16,464	16,654	15,473
Overdrafts	982	694	726
Automobile loans	1,156	2,664	6,731
Other consumer	9,555	7,428	626
Total Traditional Banking	4,569,179	4,618,569	3,855,142
Warehouse lines of credit*	550,760	339,723	403,560
Total Core Banking	5,119,939	4,958,292	4,258,702
Republic Processing Group*:			
Tax Refund Solutions:			
Refund Advances	138,614	103,115	97,505
Other TRS commercial & industrial loans	52,180	46,092	51,767
Republic Credit Solutions	128,733	132,362	107,828
Total Republic Processing Group	319,527	281,569	257,100
Total loans**	5,439,466	5,239,861	4,515,802
Allowance for credit losses	(91,978)	(82,130)	(70,413)
Total loans, net	$ 5,347,488	$ 5,157,731	$ 4,445,389

---

* Identifies loans to borrowers located primarily outside of the Bank's market footprint.
** Total loans are presented inclusive of premiums, discounts and net loan origination fees and costs.
(1) The approximate percentage of Nonowner-occupied CRE loans to total CRE loans was 64%, 63,%, and 61% for 2024, 2023, and 2022. The approximate percentage of Owner-occupied CRE loans to total CRE loans was 36%, 37%, and 39% for 2024, 2023, and 2022.

Gross loans increased by $200 million, or 4%, during 2024 to $5.4 billion as of December 31, 2024. The most significant components comprising the change in loans by reportable segment follow:

Traditional Banking segment

Period-end balances for Traditional Banking loans decreased $49 million, or 1%, from December 31, 2023 to December 31, 2024. Primarily driving this change, during the last half of March 2024, Management made the decision to sell $69 million of correspondent loans that were previously classified as held for investment. The sale of these loans was completed during the second quarter of 2024 with the final dollar amount of loans sold being $67 million.

In addition to the loan sale, management has generally implemented a stricter pricing strategy across all loan types due to the inverted yield curve and elevated funding costs in the market. This stricter pricing strategy has led to a general slowdown in overall origination volume across most product types. Management believes it will continue to maintain this stricter pricing strategy into 2025, as long as the yield curve remains inverted or generally flat and incremental funding costs remain elevated This stricter loan pricing strategy will likely cause new loan origination volume to remain muted while it remains in effect. In addition, loan payoffs and paydowns could outpace new originations leading to a decline in the Traditional Bank's loan balances during periods in the future.

Warehouse Lending segment

Outstanding Warehouse period-end balances increased $211 million from December 31, 2023 to December 31, 2024. Due to the volatility and seasonality of the mortgage market, it is difficult to project future outstanding balances of Warehouse lines of credit. The growth of the Bank's Warehouse Lending business greatly depends on the overall mortgage market and typically follows industry trends. Since its entrance into this business during 2011, the Bank has experienced volatility in the Warehouse portfolio consistent with overall demand for mortgage products. Weighted average quarterly usage rates on the Bank's Warehouse lines have ranged from a low of 31% during the first quarter of 2023 to a high of 71% during the fourth quarter of 2019. On an annual basis, weighted-average usage rates on the Bank's Warehouse lines have ranged from a low of 39% during 2022 to a high of 66% during 2020.

Tax Refund Solutions segment

Outstanding TRS loans increased $42 million from December 31, 2023 to December 31, 2024.   TRS loan balances as of December 31, 2023 included ERAs of $103 million originated during December 2023 and $46 million of Commercial-related loan balances to tax providers originated during the fourth quarter of 2023. These balances were substantially all paid down to $0, or alternatively, charged off during 2024.

TRS loan balances as of December 31, 2024 included ERAs of $139 million originated during December 2024 and $52 million of Commercial-related loan balances to tax providers originated during the fourth quarter of 2024. These balances are all expected to pay down to $0 during 2024, or alternatively, be charged off in line with the Company's charge-off policy.

The table below illustrates the Bank's fixed and variable rate loan maturities:

Table 13 — Selected Loan Distribution

December 31, 2024 (in thousands)		Total		One Year Or Less		Over One Through Five Years		Over Five Through 15 Years		Over 15 Years
Fixed rate loan maturities:										
Residential real estate:										
Owner-occupied	$	515,593	$	23,963	$	13,079	$	129,428	$	349,123
Nonowner-occupied		106,547		2,338		40,094		63,217		898
Commercial real estate		649,567		58,053		226,499		363,179		1,836
Construction & land development		75,464		28,779		42,532		1,108		3,045
Commercial & industrial		252,229		56,618		142,775		52,836		—
Lease financing receivables		93,304		7,910		74,303		11,091		—
Aircraft		225,507		—		44,540		46,494		134,473
Warehouse lines of credit		—		—		—		—		—
Home equity		1,063		179		852		32		—
Consumer		273,665		204,955		4,495		265		63,950
Total fixed rate loans	$	2,192,939	$	382,795	$	589,169	$	667,650	$	553,325
Variable rate loan maturities:										
Residential real estate:										
Owner-occupied	$	516,866	$	2	$	763	$	14,611	$	501,490
Nonowner-occupied		211,549		1,817		34,705		155,225		19,802
Commercial real estate		1,163,610		36,988		312,284		801,600		12,738
Construction & land development		168,657		13,831		23,352		124,892		6,582
Commercial & industrial		260,196		103,125		84,698		52,823		19,550
Lease financing receivables		—		—		—		—		—
Aircraft		672		672		—		—		—
Warehouse lines of credit		550,760		550,760		—		—		—
Home equity		352,378		17,172		67,020		268,186		—
Consumer		21,839		16,464		1,857		40		3,478
Total variable rate loans	$	3,246,527	$	740,831	$	524,679	$	1,417,377	$	563,640
Total:										
Residential real estate:										
Owner-occupied	$	1,032,459	$	23,965	$	13,842	$	144,039	$	850,613
Nonowner-occupied		318,096		4,155		74,799		218,442		20,700
Commercial real estate		1,813,177		95,041		538,783		1,164,779		14,574
Construction & land development		244,121		42,610		65,884		126,000		9,627
Commercial & industrial		512,425		159,743		227,473		105,659		19,550
Lease financing receivables		93,304		7,910		74,303		11,091		—
Aircraft		226,179		672		44,540		46,494		134,473
Warehouse lines of credit		550,760		550,760		—		—		—
Home equity		353,441		17,351		67,872		268,218		—
Consumer		295,504		221,419		6,352		305		67,428
Total loans	$	5,439,466	$	1,123,626	$	1,113,848	$	2,085,027	$	1,116,965
Loans at maturity interval to overall total loans		100 %		21 %		20 %		38 %		21 %

Allowance for Credit Losses

As of December 31, 2024, the Bank maintained an ACLL for expected credit losses inherent in the Bank's loan portfolio, which includes overdrawn deposit accounts. The Bank also maintained an ACLS and an ACLC for expected losses in its securities portfolio and its off-balance sheet credit exposures, respectively. Management evaluates the adequacy of the ACLL monthly, and the adequacy of the ACLS and ACLC quarterly. All ACLs are presented and discussed with the Audit Committee and the Board of Directors quarterly.

The Company's ACLL increased from $82 million as of December 31, 2023 to $92 million as of December 31, 2024. As a percent of total loans, the total Company's ACLL increased to 1.69% as of December 31, 2024 compared to 1.57% as of December 31, 2023. An analysis of the ACLL by reportable segment follows:

Traditional Banking segment

The Traditional Banking ACLL increased approximately $758,000 to $60 million as of December 31, 2024 driven primarily by general formula reserves applied to Traditional Bank loans. While loan balances at the Traditional Bank decreased in total during 2024, the segment experienced a change in loan mix growing in loan categories, such as construction and land development, with higher loan loss reserve requirements. Partially offsetting the change in loan mix, the Traditional Bank reclassed $69 million of correspondent mortgage loans from held for investment into held for sale.

Warehouse

The Warehouse ACLL remained at approximately $1 million, and the Warehouse ACLL to total Warehouse loans remained at 0.25% when comparing December 31, 2024 to December 31, 2023. As of December 31, 2024, the Warehouse ACLL was entirely qualitative in nature with no adjustments to the qualitative reserve percentage required for 2024.

Tax Refund Solutions

The TRS ACLL increased approximately $6 million from December 31, 2023 to $10 million as of December 31, 2024 driven by higher formula reserves applied to the $139 million of ERAs originated during the fourth quarter of 2024, in addition to the $36 million increase in ERA originations compared to the fourth quarter of 2023. The ACLL for TRS as of December 31, 2023 was substantially all attributable to the $103 million of ERAs originated during December 2023. The December 31, 2023 ERA balances were substantially all paid down to $0 during 2024, or alternatively, charged off during 2024.

The ACLL for TRS as of December 31, 2024 was substantially all attributable to the $139 million of ERAs originated during December 2024. These balances are expected to all be paid down to $0 during 2025, or alternatively, be charged off in line with the Company's charge-off policy.

Republic Credit Solutions segment

The RCS ACLL increased $3 million to $21 million as of December 31, 2024, with this increase driven by an increase in the RCS LOC II spot loan balances and a change in the RCS loan mix as the outstanding RCS LOC I and healthcare receivables spot loan balances decreased.

RCS maintained an ACLL for two distinct credit products offered as of December 31, 2024, including its line-of-credit products and its healthcare-receivables products. As of December 31, 2024, the ACLL to total loans estimated for each RCS product ranged from as low as 0.25% for its healthcare-receivables products to as high as 70.63% for its line-of-credit products. The lower reserve percentage of 0.25% was provided for RCS's healthcare receivables, as such receivables have recourse back to the third-party providers.

For additional discussion regarding Republic's methodology for determining the adequacy of the ACLL, see the section titled "Critical Accounting Policies and Estimates" in this section of the filing.

See additional detail regarding Republic Credit Solution's loan products under Item 1 "Business."

Table 14 — Summary of Loan and Lease Loss Experience

(dollars in thousands)	2024	2023	2022
ACLL at beginning of period	$ 82,130	$ 70,413	$ 64,577
CBank Fair Value Adjustment	—	216	—
Charge-offs:			
Traditional Banking:			
Residential real estate	(62)	(26)	(21)
Commercial real estate	—	—	(9)
Commercial & industrial	(27)	—	—
Lease financing receivables	(205)	(141)	—
Home equity	(64)	(2)	—
Consumer	(3,105)	(1,182)	(1,290)
Total Traditional Banking	(3,463)	(1,351)	(1,320)
Warehouse lines of credit	—	—	—
Total Core Banking	(3,463)	(1,351)	(1,320)
Republic Processing Group:			
Tax Refund Solutions:			
Refund Advances	(32,555)	(25,823)	(11,505)
Other TRS loans	(137)	(128)	(154)
Republic Credit Solutions	(19,239)	(13,912)	(11,390)
Total Republic Processing Group	(51,931)	(39,863)	(23,049)
Total charge-offs	(55,394)	(41,214)	(24,369)
Recoveries:			
Traditional Banking:			
Residential real estate	128	154	104
Commercial real estate	337	94	287
Commercial & industrial	4	123	271
Lease financing receivables	82	10	—
Home equity	40	3	121
Consumer	379	342	373
Total Traditional Banking	970	726	1,156
Warehouse lines of credit	—	—	—
Total Core Banking	970	726	1,156
Republic Processing Group:			
Tax Refund Solutions:			
Refund Advances	8,533	3,463	4,831
Other TRS commercial & industrial loans	47	31	665
Republic Credit Solutions	1,306	871	1,168
Total Republic Processing Group	9,886	4,365	6,664
Total recoveries	10,856	5,091	7,820
Net loan recoveries (charge-offs)	(44,538)	(36,123)	(16,549)
Provision - Core Bank Loans	3,778	8,536	349
Provision - RPG Loans	50,608	39,088	22,036
Total Provision for All Loans	54,386	47,624	22,385
ACLL at end of period	$ 91,978	$ 82,130	$ 70,413
Credit Quality Ratios - Total Company:			
ACLL to total loans	1.69 %	1.57 %	1.56
ACLL to nonperforming loans	404	398	432
Net loan charge-offs (recoveries) to average loans	0.84	0.73	0.38
Credit Quality Ratios - Core Banking:			
ACLL to total loans	1.19 %	1.21 %	1.21
ACLL to nonperforming loans	270	313	332
Net loan charge-offs (recoveries) to average loans	0.05	0.01	—

Table 15 — Net Loan Charge-offs (Recoveries) to Average Loans by Loan Category

	Net Loan Charge-Offs (Recoveries) to Average Loans		
	2024	2023	2022
Traditional Banking:			
Residential real estate:			
Owner-occupied	**(0.01)%**	(0.01)%	(0.01)%
Nonowner-occupied	**—**	—	—
Commercial real estate	**(0.02)**	(0.01)	(0.02)
Construction & land development	**—**	—	—
Commercial & industrial	**0.01**	(0.03)	(0.07)
Lease financing receivables	**0.14**	0.28	—
Aircraft	**—**	—	—
Home equity	**0.10**	—	(0.06)
Consumer:			
Credit cards	**1.01**	0.55	0.48
Overdrafts	**73.65**	84.39	104.04
Automobile loans	**(2.39)**	0.66	(0.14)
Other consumer	**20.25**	0.33	1.02
Total Traditional Banking	**0.05**	0.01	—
Warehouse lines of credit	**—**	—	—
Total Core Banking	**0.05**	0.01	—
Republic Processing Group:			
Tax Refund Solutions:			
Refund Advances*	**27.29**	29.56	26.78
Other TRS commercial & industrial loans	**0.55**	0.53	(3.18)
Republic Credit Solutions	**13.17**	10.52	10.73
Total Republic Processing Group	**17.49**	16.27	12.02
Total	**0.84 %**	0.73 %	0.38 %

* *Refund advances are originated during the first two months of each year, and beginning in December 2023, ERAs for the upcoming first quarter tax filing season are originated during the fourth quarter of the year. All RAs, including ERAs, are charged-off by June 30th of each year.*

The Company's net charge-offs to average total Company loans increased from 0.73% during 2023 to 0.84% during 2024, with net charge-offs increasing $8.4 million, or 23%, and average total Company loans increasing $399 million, or 8% over the same periods. The increase in net charge-offs was primarily driven by a $1.7 million increase in period-over-period net charge-offs within the Company's TRS operations, and a $4.9 million increase in period-over-period net charge-offs within the Company's RCS operations.

The Company's net charge-offs also included a $1.9 million increase in net charge-offs within the Traditional Bank. The increase in net charge-offs within the Traditional Bank was primarily driven by $1.9 million of charge-offs within the Traditional Bank's broker-related marine product. The net charge-offs within marine lending were isolated to three linked loans. As previously noted, the Company discontinued the origination of this product during the third quarter of 2024 and had $5 million broker-related marine loans outstanding as of December 31, 2024.

The following table sets forth management's allocation of the ACLL by loan class. The ACLL allocation is based on management's assessment of economic conditions, historical loss experience, forecasting for unemployment and vacancy rates, and various other life-of-loan and forecast considerations, as well as, qualitative factors. Additionally, management began including life-of-loan and forecast considerations into its ACLL allocation upon adoption of the CECL method on January 1, 2020. Since these factors and management's assumptions are subject to change, the allocation is not necessarily indicative of future loan portfolio performance or future ACLL allocation.

Table 16 — Management's Allocation of the Allowance for Credit Losses on Loans

(in thousands)	December 31, 2024			December 31, 2023			2022		
	ACLL	Percent of Loans to Total Loans*	Percent of ACLL to Total Loan Class	ACLL	Percent of Loans to Total Loans*	Percent of ACLL to Total Loan Class*	ACLL	Percent of Loans to Total Loans*	Percent of ACLL to Total Loan Class*
Traditional Banking:									
Residential real estate:									
Owner-occupied	$ 10,849	20 %	1.05 %	$ 10,337	22 %	0.90 %	$ 8,909	21 %	0.98 %
Nonowner-occupied	4,140	6	1.30	3,047	7	0.88	2,831	7	0.88
Commercial real estate	22,556	34	1.24	25,830	33	1.45	23,739	36	1.48
Construction & land development	8,227	4	3.37	6,060	4	2.79	4,123	3	2.68
Commercial & industrial	2,527	8	0.55	4,236	9	0.91	3,976	9	0.97
Lease financing receivables	1,117	2	1.20	1,061	2	1.20	110	—	1.05
Aircraft	565	4	0.25	625	5	0.25	449	4	0.25
Home equity	7,378	6	2.09	5,501	6	1.86	4,628	5	1.91
Consumer:									
Credit cards	1,379	—	8.38	1,074	—	6.45	996	—	6.44
Overdrafts	724	—	73.73	694	—	100.00	726	—	100.00
Automobile loans	11	—	0.95	32	—	1.20	87	—	1.29
Other consumer	283	—	2.96	501	—	6.74	135	—	21.57
Total Traditional Banking	59,756	84	1.31	58,998	88	1.28	50,709	85	1.32
Warehouse lines of credit	1,374	10	0.25	847	6	0.25	1,009	9	0.25
Total Core Banking	61,130	94	1.19	59,845	94	1.21	51,718	94	1.21
Republic Processing Group:									
Tax Refund Solutions:									
Refund Advances	9,793	3	7.06	3,929	2	3.81	3,797	2	4.00
Other TRS commercial & industrial loans	68	1	0.13	61	1	0.13	91	1	0.18
Republic Credit Solutions	20,987	2	16.30	18,295	3	13.82	14,807	3	13.73
Total Republic Processing Group	30,848	6	9.65	22,285	6	7.91	18,695	6	7.27
Total	$ 91,978	100 %	1.69 %	$ 82,130	100 %	1.57 %	$ 70,413	100 %	1.56 %

See Table 12 in this section of the filing for loan portfolio balances. Values of less than 50 basis points are rounded down to zero.

Management believes, based on information presently available, that it has adequately provided for loan and lease credit losses as of December 31, 2024.

For additional discussion regarding Republic's methodology for determining the adequacy of the ACLL, see the section titled "Critical Accounting Policies and Estimates" in this section of the filing.

Asset Quality

Classified and Special Mention Loans

The Bank applies credit quality indicators, or ratings, to individual loans based on internal Bank policies. Such internal policies are informed by regulatory standards. Loans rated "Loss," "Doubtful," "Substandard," and PCD-Substandard are considered "Classified." Loans rated "Special Mention," or PCD-Special Mention are considered Special Mention. The Bank's Classified and Special Mention loans increased approximately $10 million during 2024, driven primarily by a $4 million increase in residential real estate owner occupied loans, a $4 million increase in commercial real estate loans, and a $1 million increase in commercial and industrial loans.

See Footnote 4 "Loans and Allowance for Credit Losses" of Part II Item 8 "Financial Statements and Supplementary Data" for additional discussion regarding Classified and Special Mention loans.

Table 17 — Classified and Special Mention Loans

December 31, (in thousands)	2024	2023	2022
Loss	$ —	$ —	$ —
Doubtful	—	—	—
Substandard	27,350	20,253	17,010
PCD - Substandard	1,378	1,699	1,498
Total Classified Loans	28,728	21,952	18,508
Special Mention	53,924	51,447	69,246
PCD - Special Mention	359	447	718
Total Special Mention Loans	54,283	51,894	69,964
Total Classified and Special Mention Loans	$ 83,011	$ 73,846	$ 88,472

Nonperforming Loans

Nonperforming loans include loans on nonaccrual status and loans past due 90-days-or-more and still accruing. The nonperforming loan category as of December 31, 2022 included TDRs totaling approximately $2 million. The Company adopted ASU 2022-02 on January 1, 2023, which eliminated the TDR designation under GAAP.

Nonperforming loans to total loans increased to 0.42% at December 31, 2024 from 0.39% at December 31, 2023, as the total balance of nonperforming loans increased by $2 million, or 10%, while total loans increased $200 million, or 4%, during 2024.

The ACLL to total nonperforming loans increased to 404% as of December 31, 2024 from 398% as of December 31, 2023, as the total ACLL increased $10 million, while the balance of nonperforming loans increased by approximately $2 million, or 10%.

Table 18 — Nonperforming Loans and Nonperforming Assets Summary

(dollars in thousands)	2024	2023	2022
Loans on nonaccrual status*	$ 22,619	$ 19,150	$ 15,562
Loans past due 90-days-or-more and still on accrual**	141	1,468	756
Total nonperforming loans	22,760	20,618	16,318
Other real estate owned	1,160	1,370	1,581
Total nonperforming assets	$ 23,920	$ 21,988	$ 17,899
Credit Quality Ratios - Total Company:			
ACLL to total loans	1.69 %	1.57 %	1.56 %
Nonaccrual loans to total loans	0.42	0.37	0.34
ACLL to nonperforming loans	404	429	452
Nonperforming loans to total loans	0.42	0.39	0.36
Nonperforming assets to total loans (including OREO)	0.44	0.42	0.40
Nonperforming assets to total assets	0.35	0.33	0.31
Credit Quality Ratios - Core Bank:			
ACLL to total loans	1.19 %	1.21 %	1.21 %
Nonaccrual loans to total loans	0.44	0.39	0.37
ACLL to nonperforming loans	270	313	332
Nonperforming loans to total loans	0.44	0.39	0.37
Nonperforming assets to total loans (including OREO)	0.46	0.41	0.40
Nonperforming assets to total assets	0.39	0.35	0.32

---

* *Loans on nonaccrual status include collateral-dependent loans. See Footnote 4 "Loans and Allowance for Credit Losses" of Part II Item 8 "Financial Statements and Supplementary Data" for the components within the nonaccrual loans to total loans and ACLL to nonaccrual loans ratios, as well as additional discussion regarding nonaccrual loans and collateral-dependent loans.*

** *Loans past due 90-days-or-more and still accruing consist of smaller-balance consumer loans.*

Table 19 — Nonperforming Loan Composition

December 31, (in thousands)	2024 Balance	2024 Percent of Total Loan Class	2023 Balance	2023 Percent of Total Loan Class	2022 Balance	2022 Percent of Total Loan Class
Traditional Banking:						
Residential real estate:						
Owner-occupied	$ 17,331	1.68 %	$ 15,056	1.32 %	$ 13,388	1.47 %
Nonowner-occupied	81	0.03	64	0.02	117	0.04
Commercial real estate	1,223	0.07	850	0.05	1,001	0.06
Construction & land development	—	—	—	—	—	—
Commercial & industrial	860	0.19	1,221	0.26	—	—
Lease financing receivables	147	0.16	—	—	—	—
Aircraft	56	0.02	—	—	—	—
Home equity	2,359	0.67	1,948	0.66	815	0.34
Consumer:						
Credit cards	—	—	—	—	—	—
Overdrafts	—	—	—	—	—	—
Automobile loans	5	0.43	10	0.38	31	0.46
Other consumer	557	5.83	1	0.01	210	33.55
Total Traditional Banking	22,619	0.50	19,150	0.41	15,562	0.40
Warehouse lines of credit	—	—	—	—	—	—
Total Core Banking	22,619	0.44	19,150	0.39	15,562	0.37
Republic Processing Group:						
Tax Refund Solutions:						
Refund Advances	—	—	—	—	—	—
Other TRS commercial & industrial loans	—	—	—	—	—	—
Republic Credit Solutions	141	0.11	1,468	1.11	756	0.70
Total Republic Processing Group	141	0.04	1,468	0.52	756	0.29
Total nonperforming loans	$ 22,760	0.42	$ 20,618	0.39	$ 16,318	0.36

Table 20 — Stratification of Nonperforming Loans

December 31, 2024 (dollars in thousands)	Number of Nonperforming Loans and Recorded Investment							
	No.	Balance <= $100	No.	Balance > $100 & <= $500	No.	Balance > $500	No.	Total Balance
Traditional Banking:								
Residential real estate:								
Owner-occupied	140	$ 5,119	65	$ 10,247	2	$ 1,965	207	$ 17,331
Nonowner-occupied	3	81	—	—	—	—	3	81
Commercial real estate	—	—	3	699	1	524	4	1,223
Construction & land development	—	—	—	—	—	—	—	—
Commercial & industrial	4	182	2	678	—	—	6	860
Lease financing receivables	—	—	1	147	—	—	1	147
Aircraft	1	56	—	—	—	—	1	56
Home equity	37	1,288	7	1,071	—	—	44	2,359
Consumer:								
Credit cards	—	—	—	—	—	—	—	—
Overdrafts	—	—	—	—	—	—	—	—
Automobile loans	1	5	—	—	—	—	1	5
Other consumer	2	57	—	—	1	556	3	613
Total Traditional Banking	188	6,788	78	12,842	4	3,045	270	22,675
Warehouse lines of credit	—	—	—	—	—	—	—	—
Total Core Banking	188	6,788	78	12,842	4	3,045	270	22,675
Republic Processing Group:								
Tax Refund Solutions:								
Refund Advances	—	—	—	—	—	—	—	—
Other TRS commercial & industrial loans	—	—	—	—	—	—	—	—
Republic Credit Solutions	—	—	1	141	—	—	—	141
Total Republic Processing Group	—	—	1	141	—	—	—	141
Total	188	$ 6,788	79	$ 12,983	4	$ 3,045	270	$ 22,816

NM – Not meaningful. Loans from Republic Processing Group are generally small dollar homogenous consumer loans.

December 31, 2023 (dollars in thousands)	Number of Nonperforming Loans and Recorded Investment							
	No.	Balance <= $100	No.	Balance > $100 & <= $500	No.	Balance > $500	No.	Total Balance
Traditional Banking:								
Residential real estate:								
Owner-occupied	125	$ 4,569	45	$ 7,200	3	$ 3,287	173	$ 15,056
Nonowner-occupied	3	64	—	—	—	—	3	64
Commercial real estate	—	—	1	191	1	659	2	850
Construction & land development	—	—	—	—	—	—	—	—
Commercial & industrial	2	61	1	339	1	821	4	1,221
Lease financing receivables	—	—	—	—	—	—	—	—
Aircraft	—	—	—	—	—	—	—	—
Home equity	36	1,236	3	712	—	—	39	1,948
Consumer:								
Credit cards	—	—	—	—	—	—	—	—
Overdrafts	—	—	—	—	—	—	—	—
Automobile loans	3	10	—	—	—	—	3	10
Other consumer	1	1	—	—	—	—	1	1
Total Traditional Banking	170	5,941	50	8,442	5	4,767	225	19,150
Warehouse lines of credit	—	—	—	—	—	—	—	—
Total Core Banking	170	5,941	50	8,442	5	4,767	225	19,150
Republic Processing Group:								
Tax Refund Solutions:								
Refund Advances	—	—	—	—	—	—	—	—
Other TRS commercial & industrial loans	—	—	—	—	—	—	—	—
Republic Credit Solutions	NM	—	—	—	NM	1,468	NM	1,468
Total Republic Processing Group	NM	—	—	—		1,468	NM	1,468
Total	170	$ 5,941	50	$ 8,442	5	$ 6,235	225	$ 20,618

NM – Not meaningful. Loans from Republic Processing Group are generally small dollar homogenous consumer loans.

December 31, 2022 (dollars in thousands)	Number of Nonperforming Loans and Recorded Investment							
	No.	Balance <= $100	No.	Balance > $100 & <= $500	No.	Balance > $500	No.	Total Balance
Traditional Banking:								
Residential real estate:								
Owner occupied	134	$ 4,650	45	$ 7,353	1	$ 1,385	180	$ 13,388
Nonowner occupied	4	117	—	—	—	—	4	117
Commercial real estate	—	—	1	232	1	769	2	1,001
Construction & land development	—	—	—	—	—	—	—	—
Commercial & industrial	—	—	—	—	—	—	—	—
Lease financing receivables	—	—	—	—	—	—	—	—
Aircraft	—	—	—	—	—	—	—	—
Home equity	28	711	1	104	—	—	29	815
Consumer:								
Credit cards	—	—	—	—	—	—	—	—
Overdrafts	NM	—	—	—	—	—	NM	—
Automobile loans	6	31	—	—	—	—	6	31
Other consumer	—	—	1	210	—	—	1	210
Total Traditional Banking	172	5,509	48	7,899	2	2,154	222	15,562
Warehouse lines of credit	—	—	—	—	—	—	—	—
Total Core Banking	172	5,509	48	7,899	2	2,154	222	15,562
Republic Processing Group:								
Tax Refund Solutions:								
Refund Advances	—	—	—	—	—	—	—	—
Other TRS commercial & industrial loans	—	—	—	—	—	—	—	—
Republic Credit Solutions	NM	—	—	—	—	756	NM	756
Total Republic Processing Group	NM	—	—	—	—	756	NM	756
Total	172	$ 5,509	48	$ 7,899	2	$ 2,910	222	$ 16,318

NM – Not meaningful. Loans from Republic Processing Group are generally small dollar homogenous consumer loans.

Interest income that would have been recorded if nonaccrual loans were on a current basis in accordance with their original terms was $703,000, $912,000, and 1.0 million in 2024, 2023, and 2022.

Based on the Bank's review as of December 31, 2024, management believes that its reserves are adequate to absorb expected losses on all nonperforming credits.

Table 21 — Rollforward of Nonperforming Loans

Years Ended December 31, (in thousands)	2024	2023	2022
Nonperforming loans at the beginning of the period	**$ 20,618**	$ 16,318	$ 20,552
Loans added to nonperforming status during the period that remained nonperforming at the end of the period	**9,607**	9,503	7,076
Loans removed from nonperforming status during the period that were nonperforming at the beginning of the period *(see table below)*	**(4,443)**	(4,801)	(10,934)
Principal balance paydowns of loans nonperforming at both period ends	**(1,841)**	(1,116)	(1,084)
Net change in principal balance of other nonperforming loans*	**(1,181)**	714	708
Nonperforming loans at the end of the period	**$ 22,760**	$ 20,618	$ 16,318

**Includes relatively small consumer portfolios, e.g., RCS loans.*

Table 22 — Detail of Loans Removed from Nonperforming Status

Years Ended December 31, (in thousands)	2024	2023	2022
Loans charged off	**$ (13)**	$ —	$ —
Loans transferred to OREO	**(169)**	—	—
Loan payoffs and paydowns	**(1,911)**	(2,495)	(8,385)
Loans returned to accrual status	**(2,350)**	(2,306)	(2,549)
Total loans removed from nonperforming status during the period that were nonperforming at the beginning of the period	**$ (4,443)**	$ (4,801)	$ (10,934)

Delinquent Loans

The ratio of delinquent loans to total loans decreased to 0.38% as of December 31, 2024, from 0.42% as of December 31, 2023, driven by a $1.6 million decrease in delinquent loans along with a $200 million increase in total loans outstanding.

The ratio of Core Bank delinquent loans to total Core Bank loans increased to 0.20% as of December 31, 2024 from 0.16% as of December 31, 2023, driven by a $2.0 million increase in delinquent loans along with a $162 million increase in total Core Bank loans. With the exception of small-dollar consumer loans, all Traditional Bank loans past due 90-days-or-more as of December 31, 2024 and December 31, 2023 were on nonaccrual status.

Table 23 — Delinquent Loan Composition*

December 31, (dollars in thousands)	2024 Balance	2024 Percent of Total Loan Class	2023 Balance	2023 Percent of Total Loan Class	2022 Balance	2022 Percent of Total Loan Class
Traditional Banking:						
Residential real estate:						
Owner-occupied	$ 7,015	0.68 %	$ 5,803	0.51 %	$ 4,834	0.53 %
Nonowner-occupied	21	0.01	—	—	—	—
Commercial real estate	519	0.03	—	—	604	0.04
Construction & land development	—	—	—	—	—	—
Commercial & industrial	904	0.20	1,360	0.29	177	0.04
Lease financing receivables	75	0.08	18	0.02	—	—
Aircraft	—	—	—	—	—	—
Home equity	1,396	0.39	767	0.26	175	0.07
Consumer:						
Credit cards	28	0.17	35	0.21	55	0.36
Overdrafts	173	17.62	131	18.88	160	22.04
Automobile loans	11	0.95	2	0.08	11	0.16
Other consumer	43	0.45	60	0.81	44	7.03
Total Traditional Banking	10,185	0.22	8,176	0.18	6,060	0.16
Warehouse lines of credit	—	—	—	—	—	—
Total Core Banking	10,185	0.20	8,176	0.16	6,060	0.14
Republic Processing Group:						
Tax Refund Solutions:						
Refund Advances	—	—	—	—	—	—
Other TRS commercial & industrial loans	—	—	—	—	—	—
Republic Credit Solutions	10,304	8.00	13,916	10.51	9,200	8.53
Total Republic Processing Group	10,304	3.22	13,916	4.94	9,200	3.58
Total delinquent loans	$ 20,489	0.38	$ 22,092	0.42	$ 15,260	0.34

*Represents total loans 30-days-or-more past due. Delinquent status may be determined by either the number of days past due or number of payments past due.

Table 24 — Rollforward of Delinquent Loans

Years Ended December 31, (in thousands)	2024	2023	2022
Delinquent loans at the beginning of the period	$ 22,092	$ 15,260	$ 13,465
Loans that became delinquent during the period - Refund Advances*			
Loans added to delinquency status during the period and remained in delinquency status at the end of the period	6,421	6,625	5,507
Loans removed from delinquency status during the period that were in delinquency status at the beginning of the period *(see table below)*	(3,788)	(4,371)	(6,847)
Principal balance paydowns of loans delinquent at both period ends	(716)	(106)	(50)
Net change in principal balance of other delinquent loans*	(3,520)	4,684	3,185
Delinquent loans at the end of period	$ 20,489	$ 22,092	$ 15,260

Includes small consumer portfolios, e.g., RCS loans.

Table 25 — Detail of Loans Removed from Delinquent Status

Years Ended December 31, (in thousands)	2024	2023	2022
Loans charged off	$ (15)	$ (1)	$ (1)
Loans transferred to OREO	(169)	—	—
Loan payoffs and paydowns	(772)	(1,915)	(6,243)
Loans paid current	(2,832)	(2,455)	(603)
Total loans removed from delinquency status during the period that were in delinquency status at the beginning of the period	$ (3,788)	$ (4,371)	$ (6,847)

Collateral-Dependent Loans and Troubled Debt Restructurings

When management determines that a loan is collateral dependent and foreclosure is probable, expected credit losses are based on the fair value of the collateral at the reporting date, adjusted for selling costs, if appropriate. The Bank's policy is to charge-off all or that portion of its recorded investment in collateral-dependent loans upon a determination that it expects the full amount of contractual principal and interest will not be collected.

A loan modification is a situation where, due to a borrower's financial difficulties, the Bank grants a concession to the borrower that the Bank would not otherwise have considered. The majority of the Bank's loan modifications involve a restructuring of loan terms such as a temporary reduction in the payment amount to require only interest and escrow (if required), reducing the loan's interest rate, and/or extending the maturity date of the debt. Nonaccrual loans modified as loan modifications remain on nonaccrual status and continue to be reported as nonperforming loans. Accruing loans modified as loan modifications are evaluated for nonaccrual status based on a current evaluation of the borrower's financial condition and ability and willingness to service the modified debt.

There were $885,000 of collateral-dependent loan modifications made during 2024, and as of December 31, 2024 there were $30 million of collateral-dependent loans outstanding on the Company's balance sheet.

Other Real Estate Owned

Table 26 — Rollforward of Other Real Estate Owned Activity

Years Ended December 31, (in thousands)	2024	2023	2022
OREO at beginning of period	$ 1,370	$ 1,581	$ 1,792
Transfer from loans to OREO	169	—	—
Proceeds from sale*	(173)	—	—
Net gain on sale	4	—	—
Writedowns	(210)	(211)	(211)
OREO at end of period	$ 1,160	$ 1,370	$ 1,581

Inclusive of non-cash proceeds where the Bank financed the sale of the property.

The fair value of OREO represents the estimated value that management expects to receive when the property is sold, net of related costs to sell. These estimates are based on the most recently available real estate appraisals, with certain adjustments made based on the type of property, age of appraisal, current status of the property and other relevant factors to estimate the current value of the property.

Bank Owned Life Insurance

BOLI offers tax advantaged noninterest income to help the Bank offset employee benefits expenses. The Company carried $107 million and $104 million of BOLI on its consolidated balance sheet as of December 31, 2024 and 2023.

Table 27 — Rollforward of Bank Owned Life Insurance

Years ended December 31, (in thousands)	2024	2023	2022
BOLI at beginning of period	$ 103,916	$ 101,687	$ 99,161
BOLI acquired	—	—	—
Death benefits paid from cash surrender value	—	(490)	—
Increase in cash surrender value	3,208	2,719	2,526
BOLI at end of period	$ 107,124	$ 103,916	$ 101,687

Deposits

Table 28 — Deposit Composition

(in thousands)		2024		2023		2022
Core Bank:						
Demand	$	1,166,517	$	1,158,051	$	1,336,082
Money market accounts		1,295,024		1,007,356		707,272
Savings		238,596		263,238		323,015
Reciprocal money market		212,033		188,078		28,635
Individual retirement accounts (1)		34,543		33,793		38,640
Time deposits, $250 and over (1)		129,593		101,787		54,855
Other certificates of deposit (1)		239,643		225,614		129,324
Reciprocal time deposits (1)		80,016		90,857		7,405
Wholesale brokered deposits (1)		87,285		88,767		—
Total Core Bank interest-bearing deposits		3,483,250		3,157,541		2,625,228
Total Core Bank noninterest-bearing deposits		1,123,208		1,239,466		1,464,493
Total Core Bank deposits		4,606,458		4,397,007		4,089,721
Republic Processing Group:						
Wholesale brokered deposits (1)		199,964		199,960		—
Interest-bearing prepaid card deposits		296,921		—		—
Money market accounts		22,647		18,664		3,849
Total RPG interest-bearing deposits		519,532		218,624		3,849
Noninterest-bearing prepaid card deposits		2,842		318,769		328,655
Other noninterest-bearing deposits		81,714		118,763		115,620
Total RPG noninterest-bearing deposits		84,556		437,532		444,275
Total RPG deposits		604,088		656,156		448,124
Total deposits	$	5,210,546	$	5,053,163	$	4,537,845

(1)   *Represents time deposits.*

Total deposits increased $157 million from December 31, 2023 to $5.2 billion as of December 31, 2024. Total Core Bank deposits increased by $210 million, or 5%, from December 31, 2023. Within the Core Bank's deposits, interest-bearing deposits increased $326 million and noninterest-bearing deposits decreased $116 million.

The increase in Core Bank interest-bearing deposits was driven by $288 million of growth in money market deposits and, a $24 million increase in reciprocal money market deposits, and a $30 million increase in all time deposits. The growth in money market and reciprocal money market deposits was primarily in exception-priced accounts as well as those products marketed with standard higher offering rates.

During 2024, noninterest-bearing deposit balances continued their downward trend, while interest-bearing categories generally increased. This trend was generally the result of the attractive yields available on interest-bearing deposit accounts as compared to noninterest-bearing alternatives, which provide no yield to the depositor.

Management believes the Company is more likely to experience slower overall growth, and possibly, a continuing decline in its noninterest-bearing deposits over the foreseeable future.

RPG Deposits

As previously noted in the Company's 2023 Report on Form 10-K filed on March 14, 2024, RPS began sharing a significant portion of the interest revenue it earns on its prepaid card balances with its prepaid card marketer-servicers during the first quarter of 2024. This revenue share is being reported as interest expense on deposits. As a result, all prepaid card deposit balances subject to a revenue share arrangement will be reported as interest-bearing deposits on an on-going basis, as long as they remain subject to a revenue share arrangement. Conversely, for any periods reported prior to 2024, these deposits will remain noninterest-bearing as they were not subject to a revenue share arrangement during those periods.

Table 29 — Average Deposits

Years ended December 31, (dollars in thousands)	2024 Average Balance		Average Rate	2023 Average Balance		Average Rate	2022 Average Balance		Average Rate
Transaction accounts	$	1,783,723	1.25 %	$	1,500,975	0.77 %	$	1,696,809	0.12 %
Money market accounts		1,181,060	3.35		874,332	2.42		779,457	0.26
Time deposits		387,156	3.97		298,313	2.91		240,701	1.10
Reciprocal money market accounts		246,238	2.03		146,435	3.41		44,152	0.22
Reciprocal time deposits		92,406	4.49		57,558	4.42		10,890	0.48
Brokered deposits		207,877	5.30		47,078	5.34		—	—
Total average interest-bearing deposits		**3,898,460**	**2.62**		2,924,691	1.76		2,772,009	0.17
Total average noninterest-bearing deposits		**1,374,457**	**—**		1,880,471	—		2,148,848	—
Total average deposits	$	**5,272,917**	**1.94 %**	$	4,805,162	1.07 %	$	4,920,857	0.14 %

Table 30 — Maturity Schedule of Time Deposits in Excess of the FDIC Limit and Estimated Time Deposits that are Otherwise Uninsured as of December 31, 2024

Maturity (dollars in thousands)	Individual Instruments that Meet or Exceed the FDIC Insurance Limit		Estimated Otherwise Uninsured Time Deposits		Estimated Otherwise Insured Time Deposits	
Three months or less	$	7,464	$	1,714	$	5,750
Over three months through six months		60,835		37,335		23,500
Over six months through 12 months		39,220		20,470		18,750
Over 12 months		22,074		8,574		13,500
Total	$	**129,593**	$	**68,093**	$	**61,500**

The Bank held total estimated uninsured deposits of $1.9 billion as of December 31, 2024 and $1.8 billion as of December 31, 2023.

Securities Sold Under Agreements to Repurchase and Other Short-term Borrowings

SSUARs are collateralized by securities and are treated as financings; accordingly, the securities involved with the agreements are recorded as assets and are held by a safekeeping agent and the obligations to repurchase the securities are reflected as liabilities. All securities underlying the agreements are under the Bank's control.

SSUARs increased $6 million, or 6%, during 2024 to $103 million as of December 31, 2024. SSUARs generally represent large customer relationships deposited into the Bank that require security collateral above the $250,000 FDIC insurance limit of the Bank. Due to the size of the underlying relationships, large fluctuations in the underlying account balances from period to period are common.

Table 31 — Securities Sold Under Agreements to Repurchase

As of and for the Years Ended December 31, (dollars in thousands)	2024		2023		2022	
Outstanding balance at end of period	$	103,318	$	97,618	$	216,956
Weighted average interest rate at period end		0.53 %		0.50 %		0.41 %
Average outstanding balance during the period	$	101,680	$	134,632	$	265,188
Average interest rate during the period		0.54 %		0.43 %		0.15 %
Maximum outstanding at any month end	$	322,074	$	311,035	$	303,315

Federal Home Loan Bank Advances

The Bank's total FHLB advances were $395 million as of December 31, 2024 compared to $380 million as of December 31, 2023. There were $25 million of overnight borrowings as of December 31, 2024 compared to $110 million as of December 31, 2023. The Company has utilized FHLB advances over the past year to partially fund its noninterest-bearing deposit outflow and overall loan growth.

During the second quarter of 2024, the Bank elected to extend $100 million of FHLB borrowings during May and June through a third-party, fixed rate swap to take advantage of the inverted yield curve and lower its overall borrowing costs. As a result of this swap, the Bank was able to lock in an annualized cost of 4.42% for this $100 million over a five-year term.

As of December 31, 2024, the Company's $395 million of FHLB advances had a weighted-average maturity of 2.13 years and a weighted-average cost of 4.36%, both including the impact of the related swaps. Overall use of FHLB advances during a given year is dependent upon many factors including asset growth, deposit growth, current earnings, and expectations of future interest rates, among others.

Overall use of FHLB advances during a given year is dependent upon many factors including asset growth, deposit growth, current earnings, and expectations of future interest rates, among others.

Table 32 — Federal Home Loan Bank Advances

As of and for the Years Ended December 31, (dollars in thousands)		2024		2023		2022
Outstanding balance at end of period	$	395,000	$	380,000	$	95,000
Weighted average interest rate at period end		4.36 %		4.63 %		3.84 %
Average outstanding balance during the period	$	400,032	$	325,678	$	21,233
Average interest rate during the period		4.55 %		4.68 %		1.60 %
Maximum outstanding at any month end	$	1,030,000	$	525,000	$	95,000

Interest Rate Swaps

Interest rate swap derivatives are reported at fair value in other assets or other liabilities. The accounting for changes in the fair value of a derivative depends on whether it has been designated and qualifies for hedge accounting as part of a cash flow hedging relationship. For a derivative designated as a cash flow hedge, the effective portion of the derivative's unrealized gain or loss is recorded as a component of other comprehensive income ("OCI"). The amount included in AOCI would be reclassified to current earnings should the hedge no longer be considered effective. Derivatives not designated as hedges are economic derivatives with the gain or loss recognized in current period earnings.

Interest Rate Swaps Used as Cash Flow Hedges

The Bank entered into three interest rate swap agreements ("swaps") during the second quarter of 2024 related to FHLB advances tied to the 1-month SOFR. The counterparty for all three swaps met the Bank's credit standards and the Bank believes that the credit risk inherent in the swap contracts is not significant. As of August 8, 2024 the Bank designated the swaps to be effective for hedge accounting purposes. The Bank expects the hedges to remain fully effective during the remaining term of the swaps.

Non-hedge Interest Rate Swaps

The Bank also enters into interest rate swaps to facilitate client transactions and meet their financing needs. Upon entering into these instruments, the Bank enters into offsetting positions in order to minimize the Bank's interest rate risk. These swaps are derivatives, but are not designated as hedging instruments, and therefore changes in fair value are reported in current year earnings.

Interest rate swap contracts involve the risk of dealing with counterparties and their ability to meet contractual terms. When the fair value of a derivative instrument contract is positive, this generally indicates that the counterparty or client owes the Bank, and results in credit risk to the Bank. When the fair value of a derivative instrument contract is negative, the Bank owes the client or counterparty, and therefore, has no credit risk.

A summary of the Bank's interest rate swaps related to clients as of December 31, 2024 and 2023 is included in the following table:

Table 33 — Non-hedge Interest Rate Swaps

		2024		2023	
		Notional		Notional	
December 31, (in thousands)	Bank Position	Amount	Fair Value	Amount	Fair Value
Interest rate swaps with Bank clients - Other assets and accrued interest receivable	Pay variable/receive fixed	$ 103,707	$ 1,070	$ 120,442	$ 4,066
Interest rate swaps with Bank clients - Other liabilities and accrued interest payable	Pay variable/receive fixed	128,621	(5,518)	95,820	(4,867)
Interest rate swaps with Bank clients - Total	Pay variable/receive fixed	$ 232,328	$ (4,448)	$ 216,262	$ (801)
Offsetting interest rate swaps with institutional swap dealer - Other assets and accrued interest receivable	Pay fixed/receive variable	128,621	5,518	95,820	4,867
Offsetting interest rate swaps with institutional swap dealer - Other liabilities and accrued interest payable	Pay fixed/receive variable	103,707	(1,070)	120,442	(4,066)
Offsetting interest rate swaps with institutional swap dealer - Total	Pay fixed/receive variable	$ 232,328	$ 4,448	$ 216,262	$ 801
Total		$ 464,656	$ —	$ 432,524	$ —

See Footnote 8 "Interest Rate Swaps" of Part II Item 8 "Financial Statements and Supplementary Data" for further information regarding the Bank's interest rate swaps.

Liquidity

The Bank maintains sufficient liquidity to fund routine loan demand and routine deposit withdrawal activity. Liquidity is managed by maintaining sufficient liquid assets, primarily in the form of cash, cash equivalents, and unincumbered investment securities. Funding and cash flows can also be realized through deposit product promotions, the sale of AFS debt securities, principal paydowns on loans and mortgage-backed securities, and proceeds realized from loans held for sale.

Table 34 — Liquid Assets and Borrowing Capacity

The Company's liquid assets and borrowing capacity included the following:

December 31, (in thousands)	2024	2023	2022
Cash and cash equivalents	$ 432,151	$ 316,567	$ 313,689
Unencumbered debt securities	432,183	491,783	438,052
Total liquid assets	864,334	808,350	751,741
Available borrowing capacity with the FHLB	755,288	730,265	899,362
Available borrowing capacity with the Federal Reserve	45,880	—	—
Available borrowing capacity through unsecured credit lines	100,000	100,000	125,000
Total available borrowing capacity	901,168	830,265	1,024,362
Total liquid assets and available borrowing capacity	$ 1,765,502	$ 1,638,615	$ 1,776,103

The Company had a loan to deposit ratio (excluding wholesale brokered deposits) of 111% as of December 31, 2024 and 106% as of December 31, 2023. Republic's banking centers and its website, www.republicbank.com, provide access to retail deposit markets. These retail deposit products, if offered at attractive rates, have historically been a source of additional funding when needed. If the Bank were to lose a significant funding source, such as a few major depositors, or if any of its lines of credit were cancelled, or if the Bank cannot obtain brokered deposits, the Bank would be compelled to offer market leading deposit interest rates to meet its funding and liquidity needs.

The Bank implemented a general strategy during 2022 and most of the first quarter of 2023 to maintain a low beta for its client-related interest-bearing liabilities as part of its overall strategy to increase its net interest margin and net interest income. As a result of this strategy, the Bank experienced a decline in both personal and business deposit balances and SSUAR balances through the first quarter of 2023, as some clients moved their funds to more attractive offerings outside of the Bank.

In response to this deposit outflow, during the second quarter of 2023 the Bank began marketing certain deposit products, such as money market accounts and short-term certificates of deposit, with higher offering rates. In addition, the Company also made select rate exceptions for existing clients based on their overall banking relationship. This higher-rate strategy generally reversed the outflow of deposits during late May and June of 2023 and interest-bearing deposits began to grow, once again. These higher offering rates also raised the Traditional Bank's overall cost of funds meaningfully during 2023 and into 2024 and caused contraction to its net interest margin on a linked-quarter basis through the fourth quarter of 2023.

The Bank generally maintained this higher rate strategy throughout 2024, and as a result, Core Bank interest-bearing deposits grew $326 million during 2024. Management is unsure if these higher offering rates will allow the Bank to continue to grow its deposits into 2025. The Bank's overall deposit and SSUAR pricing strategies are subject to change depending upon several factors including, but not limited to, the Bank's current and projected overall liquidity positions, its clients' demand for its loans and deposit products, the Bank's overall interest rate risk position, the interest rate environment at the time, as well as the projected interest rate environment for the near term and the long term.

As of December 31, 2024, the Bank had approximately $1.1 billion in deposits from 215 large non-sweep deposit relationships, including reciprocal deposits, where the deposit amount exceeded $2 million for a depositor's taxpayer identification number. Total uninsured deposits for the Bank were $1.9 billion, or 37%, of total deposits as of December 31, 2024. The 20 largest non-sweep deposit relationships by taxpayer identification number represented approximately $352 million, or 7%, of the Bank's total deposit balances as of December 31, 2024. These accounts do not require collateral; therefore, cash from these accounts can generally be utilized to fund the loan portfolio. If any of these balances were moved from the Bank, the Bank would likely utilize overnight borrowing lines in the short-term to replace the balances. On a longer-term basis, the Bank would likely utilize wholesale-brokered deposits to replace withdrawn balances, or alternatively, higher-cost internet-sourced deposits. Based on past experience utilizing brokered deposits and internet-sourced deposits, the Bank believes it can quickly obtain these types of deposits if needed. The overall cost of gathering these types of deposits, however, could be substantially higher than the Traditional Bank deposits they replace, potentially decreasing the Bank's earnings.

The Bank's liquidity is impacted by its ability to sell certain investment securities, which is limited due to the level of investment securities that are needed to secure public deposits, securities sold under agreements to repurchase, FHLB borrowings, and for other purposes, as required by law. As of December 31, 2024 and December 31, 2023, these pledged investment securities had a fair value of $152 million and $100 million.

Capital

Table 35 — Capital

Information pertaining to the Company's capital balances and ratios follows:

As of and for the Years Ended December 31, (dollars in thousands, except per share data)	2024	2023	2022
Stockholders' equity	$ 992,029	$ 912,756	$ 856,613
Book value per share at December 31,	51.01	47.15	43.38
Tangible book value per share at December 31,*	48.47	44.55	42.11
Dividends declared per share - Class A Common Stock	1.628	1.496	1.364
Dividends declared per share - Class B Common Stock	1.480	1.360	1.240
Average stockholders' equity to average total assets	14.02 %	14.21 %	13.82 %
Total risk-based capital	16.98	16.10	17.92
Common equity tier 1 capital	15.73	14.85	16.70
Tier 1 risk-based capital	15.73	14.85	16.70
Tier 1 leverage capital	14.07	13.89	14.81
Dividend payout ratio	31	32	30
Dividend yield	2.33	3.66	3.33

*For additional detail, see Footnote 2 of "Selected Financial Data" in this section of the filing.

Total stockholders' equity increased from $913 million as of December 31, 2023 to $992 million as of December 31, 2024. The increase in stockholders' equity was primarily attributable to net income earned during 2024 reduced primarily by cash dividends declared.

See Part II, Item 5. "Unregistered Sales of Equity Securities and Use of Proceeds" for additional detail regarding stock repurchases and stock buyback programs.

Common Stock — The Class A Common shares are entitled to cash dividends equal to 110% of the cash dividend paid per share on Class B Common Stock. Class A Common shares have one vote per share and Class B Common shares have ten votes per share. Class B Common shares may be converted, at the option of the holder, to Class A Common shares on a share for share basis. The Class A Common shares are not convertible into any other class of Republic's capital stock.

Dividend Restrictions — The Parent Company's principal source of funds for dividend payments are dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid to the Parent Company by the Bank without prior approval of the respective states' banking regulators. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year's net profits, combined with the retained net profits of the preceding two years. As of January 1, 2025, the Bank could, without prior approval, declare dividends of approximately $95 million. Any payment of dividends in the future will depend, in large part, on the Company's earnings, capital requirements, financial condition, and other factors considered relevant by the Company's Board of Directors.

Regulatory Capital Requirements — The Company and the Bank are subject to capital regulations in accordance with Basel III, as administered by banking regulators. Regulatory agencies measure capital adequacy within a framework that makes capital requirements, in part, dependent on the individual risk profiles of financial institutions. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Republic's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Parent Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance sheet items, as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators regarding components, risk weightings, and other factors.

Banking regulators have categorized the Bank as well-capitalized. For prompt corrective action, the regulations in accordance with Basel III define "well capitalized" as a 10.0% Total Risk-Based Capital ratio, a 6.5% Common Equity Tier 1 Risk-Based Capital ratio, an 8.0% Tier 1 Risk-Based Capital ratio, and a 5.0% Tier 1 Leverage ratio. Additionally, in order to avoid limitations on capital distributions, including dividend payments and certain discretionary bonus payments to executive officers, the Company and Bank must hold a capital conservation buffer of 2.5% composed of Common Equity Tier 1 Risk-Based Capital above their minimum risk-based capital requirements.

Republic continues to exceed the regulatory requirements for Total Risk Based Capital, Common Equity Tier I Risk Based Capital, Tier I Risk Based Capital and Tier I Leverage Capital. Republic and the Bank intend to maintain a capital position that meets or exceeds the "well-capitalized" requirements as defined by the FRB and the FDIC, in addition to the Capital Conservation Buffer. Formal measurements of the capital ratios for Republic and the Bank are performed by the Company at each quarter end.

Contractual Obligations and Commitments

The Company or the Bank has required future payments under various contractual obligations and other commitments.

See the following footnotes within Part II Item 8 "Financial Statements and Supplementary Data" for additional detail regarding contractual obligations and other commitments of the Company or Bank:

- *Footnote 6 "Right-of-Use Assets and Operating Lease Liabilities"*

- *Footnote 9 "Deposits"*

- *Footnote 10 "Securities Sold Under Agreements to Repurchase"*

- *Footnote 12 "Off Balance Sheet Risks, Commitments, and Contingent Liabilities"*

- *Footnote 17 "Benefit Plans"*

In addition, the Bank maintains contractual obligations for its technological needs, including its enterprise risk management application, customer relationship management application, internet banking platform, and its core accounting application.

Asset/Liability Management and Market Risk

Asset/liability management is designed to ensure safety and soundness, maintain liquidity, meet regulatory capital standards, and achieve acceptable net interest income based on the Bank's risk tolerance. Interest rate risk is the exposure to adverse changes in net interest income as a result of market fluctuations in interest rates. The Bank, on an ongoing basis, monitors interest rate and liquidity risk in order to implement appropriate funding and balance sheet strategies. Management considers interest rate risk to be a significant risk to the Bank's overall earnings and balance sheet.

The interest sensitivity profile of the Bank at any point in time will be impacted by a number of factors. These factors include the mix of interest sensitive assets and liabilities, as well as their relative pricing schedules. It is also influenced by changes in market interest rates, deposit and loan balances, and other factors.

The Bank utilizes earnings simulation models as tools to measure interest rate sensitivity, including both a static and dynamic earnings simulation model. A static simulation model is based on current exposures and assumes a constant balance sheet. In contrast, a dynamic simulation model relies on detailed assumptions regarding changes in existing business lines, new business, and changes in management and customer behavior. While the Bank runs the static simulation model as one measure of interest rate risk, historically, the Bank has utilized its dynamic earnings simulation model as its primary interest rate risk tool to measure the potential changes in market interest rates and their subsequent effects on net interest income for a one-year time period. This dynamic model projects a "Base" case net interest income over the next 12 months and the effect on net interest income of instantaneous movements in interest rates between various basis point increments equally across all points on the yield curve. Many assumptions based on growth expectations and on the historical behavior of the Bank's deposit and loan rates and their related balances in relation to changes in interest rates are incorporated into this dynamic model. These assumptions are inherently uncertain and, as a result, the dynamic model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model's simulated results due to the timing, magnitude and frequency of interest rate changes, the timing and magnitude of changes in loan and deposit balances, as well as the changes in market conditions and the application and timing of various management strategies as compared to those projected in the various simulated models. Additionally, actual results could differ materially from the model if interest rates do not move equally across all points on the yield curve.

As of December 31, 2024, a dynamic simulation model was run for interest rate changes from "Down 400" basis points to "Up 400" basis points. The following table illustrates the Bank's projected percent change from its Base net interest income over the period beginning January 1, 2025 and ending December 31, 2025 based on instantaneous movements in interest rates from Down 400 to Up 400 basis points equally across all points on the yield curve. The Bank's dynamic earnings simulation model includes secondary market loan fees and excludes Traditional Bank loan fees.

Table 36 — Bank Interest Rate Sensitivity as of December 31, 2024 and 2023

	Change in Rates							
	-400 Basis Points	-300 Basis Points	-200 Basis Points	-100 Basis Points	+100 Basis Points	+200 Basis Points	+300 Basis Points	+400 Basis Points
% Change from base net interest income as of December 31, 2024	3.4 %	4.4 %	(0.2)%	0.2 %	1.5 %	3.1 %	4.4 %	6.0 %
% Change from base net interest income as of December 31, 2023	6.4 %	5.0 %	0.1 %	0.2 %	(1.0)%	(2.1)%	(3.1)%	(4.1)%

Notable changes for the Bank's interest rate sensitivity projections from December 31, 2023 to December 31, 2024 occurred in all the scenarios. In general, the period-to-period improvements in the up-rate scenarios were generally tied to the Company's average interest-earning cash and Warehouse Lending balances, which increased from December 2023 to December 2024. As a result, the Bank's earnings are more sensitive to fluctuations in short-term interest rates. Additionally, a reduction in the balances of short-term variable rate borrowings also contributed to the improvement. The benefit from the higher interest-earning cash balances was partially offset by lower projected interest income on loans as loan growth assumptions were lowered based on recent loan growth trends.

In the down rate scenarios, the Company's interest rate risk position notably deteriorated as the higher interest-earning cash and Warehouse Lending balances that benefited net interest income in the up-rate scenarios are projected to cause similar corresponding declines to net interest income in the down-rate rate scenarios. In addition, the Company's projected net interest income in down rate scenarios was also negatively impacted by revisions to the Bank's deposit beta assumptions, as the Bank was assumed to lower deposit costs in line with decreases in the Fed Funds Target Rate by the FOMC. As a result, many deposit products reached their rate "floor" sooner than in previous simulations, negatively impacting most down rate scenarios as assets begin to reprice more quickly than deposits. The lower net interest income is in the down rate scenarios is partially offset by assumed increases in mortgage banking income as rates fall and more borrowers gain incentive to refinance.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

See the section titled *"Asset/Liability Management and Market Risk"* included under Part II Item 7 *"Management's Discussion and Analysis of Financial Condition and Results of Operations."*

Item 8. Financial Statements and Supplementary Data.

The following are included in this section:



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and the Board of Directors of Republic Bancorp, Inc.
Louisville, Kentucky

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Republic Bancorp, Inc. (the "Company") as of December 31, 2023, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Crowe LLP

We served as the Company's auditor from 1996, through the filing of the 2023 Form 10-K, which was filed on March 14, 2024.

Louisville, Kentucky
March 14, 2024, except for Note 24, as to which the date is Mach 6, 2025

Report of Independent Registered Public Accounting Firm

Shareholders, Board of Directors, and Audit Committee
Republic Bancorp, Inc.
Louisville, Kentucky

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Republic Bancorp, Inc. (Company) as of December 31, 2024, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control—Integrated Framework: (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control—Integrated Framework: (2013)* issued by COSO.

Basis for Opinion

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definitions and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses on loans

The Company's allowance for credit losses on loans (ACLL) was $92 million as of December 31, 2024. As more fully described in Note 1 and Note 4 to the consolidated financial statements, the ACLL under Accounting Standards Codification 326 requires the measurement of expected lifetime credit losses on a collective or pooled basis when similar risk characteristics exist. For each of its loan pools, the Company uses a "static-pool" method, which analyzes historical closed pools of similar loans over their expected lives to attain a loss rate. For the core bank, adjustments are made to the historical loss rate for current conditions and reasonable and supportable forecasts. One-year forecast adjustments to the historical loss rate are based on the U.S. national unemployment rate and commercial real estate values. Subsequent to the one-year forecast, loss rates are assumed to immediately revert back to long-term historical averages.

We identified the ACLL as a critical audit matter. The principal considerations for that determination included the high degree of auditor judgment and subjectivity involved in significant inputs and assumptions to management's adjustments to the historical loss rates for current conditions, specifically as it relates to evaluating the concentrations of credit, past-due, nonperforming and classified loans, collateral values, and other environmental factors for loans in the Company's core bank segment (referred to in the procedures described below as "the adjustments"). Management's analysis of the adjustments requires a high degree of subjectivity and judgment. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management's related significant assumptions.

The primary audit procedures we performed to address this critical audit matter included the following:

- Obtained an understanding of the Company's process for estimating the allowance for credit losses on loans, including the adjustments

- Evaluated the design and tested the operating effectiveness of internal controls relating to the allowance for credit losses on loans, including:

  o The reasonableness of the significant inputs and assumptions used to develop the adjustments
  o The completeness and accuracy of the data inputs used to develop the adjustments
  o The accuracy of the calculation to estimate the adjustments

- Tested the completeness and accuracy of the data used in developing the adjustments

- Evaluated the reasonableness of management's significant inputs and assumptions used in developing the adjustments

- Inspected overall trends in credit quality by comparing the Company's year-over-year changes in adjustments to historical loss rates for current conditions at the core bank segment

/s/ Forvis Mazars, LLP

We have served as the Company's auditor since 2024.

Louisville, Kentucky
March 6, 2025

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, *(in thousands, except share data)*

		2024		2023
ASSETS				
Cash and cash equivalents	$	432,151	$	316,567
Available-for-sale debt securities, at fair value (amortized cost of $602,493 in 2024 and $618,525 in 2023, allowance for credit losses of $0 in 2024 and 2023)		584,155		591,313
Held-to-maturity debt securities (fair value of $10,735 in 2024 and $76,167 in 2023, allowance for credit losses of $0 in 2024 and $10 in 2023)		10,778		76,387
Equity securities with readily determinable fair value		693		174
Mortgage loans held for sale, at fair value		8,312		3,227
Consumer loans held for sale, at fair value		5,443		7,914
Consumer loans held for sale, at the lower of cost or fair value		18,632		16,094
Loans (loans carried at fair value of $0 in 2024 and $0 in 2023)		5,439,466		5,239,861
Allowance for credit losses		(91,978)		(82,130)
Loans, net		5,347,488		5,157,731
Federal Home Loan Bank stock, at cost		24,478		23,770
Premises and equipment, net		32,309		33,411
Right-of-use assets		36,182		34,691
Goodwill		40,516		40,516
Other real estate owned		1,160		1,370
Bank owned life insurance		107,125		103,916
Other assets and accrued interest receivable		197,245		187,810
TOTAL ASSETS	$	6,846,667	$	6,594,891
LIABILITIES				
Deposits:				
Noninterest-bearing	$	1,207,764	$	1,676,998
Interest-bearing		4,002,782		3,376,165
Total deposits		5,210,546		5,053,163
Securities sold under agreements to repurchase and other short-term borrowings		103,318		97,618
Operating lease liabilities		37,121		35,539
Federal Home Loan Bank advances		395,000		380,000
Other liabilities and accrued interest payable		108,653		115,815
Total liabilities		5,854,638		5,682,135
Commitments and contingent liabilities (Footnote 12)		—		—
STOCKHOLDERS' EQUITY				
Preferred stock, no par value		—		—
Class A Common Stock, no par value, 30,000,000 shares authorized, 17,297,878 shares (2024) and 17,203,355 shares (2023) issued and outstanding; Class B Common Stock, no par value, 5,000,000 shares authorized, 2,150,090 shares (2024) and 2,154,562 shares (2023) issued and outstanding		4,587		4,553
Additional paid in capital		148,053		142,124
Retained earnings		853,627		786,487
Accumulated other comprehensive (loss) income		(14,238)		(20,408)
Total stockholders' equity		992,029		912,756
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	6,846,667	$	6,594,891

See accompanying footnotes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, *(in thousands, except per share data)*

		2024		2023		2022
INTEREST INCOME:						
Loans, including fees	$	**388,064**	$	325,148	$	221,075
Taxable investment securities		**17,370**		19,260		11,384
Federal Home Loan Bank stock and other		**27,552**		11,655		11,725
Total interest income		**432,986**		356,063		244,184
INTEREST EXPENSE:						
Deposits		**102,096**		51,481		6,757
Securities sold under agreements to repurchase and other short-term borrowings		**546**		574		397
Federal Home Loan Bank advances		**18,190**		15,230		339
Total interest expense		**120,832**		67,285		7,493
NET INTEREST INCOME		**312,154**		288,778		236,691
Provision for expected credit loss expense for on-balance sheet exposures (loans and investment securities)		**54,376**		47,624		22,348
NET INTEREST INCOME AFTER PROVISION		**257,778**		241,154		214,343
NONINTEREST INCOME:						
Service charges on deposit accounts		**14,186**		13,855		13,426
Net refund transfer fees		**15,356**		15,748		17,080
Mortgage banking income		**5,438**		3,542		6,196
Interchange fee income		**12,967**		13,057		13,125
Program fees		**17,818**		15,582		16,172
Increase in cash surrender value of bank owned life insurance		**3,208**		2,719		2,526
Net losses on other real estate owned		**(206)**		(211)		(211)
Death benefits in excess of cash surrender value of life insurance		**—**		1,728		—
Contract termination fee				—		5,000
Legal settlement		**—**		—		13,000
Other		**3,883**		5,437		3,496
Total noninterest income		**72,650**		71,457		89,810
NONINTEREST EXPENSE:						
Salaries and employee benefits		**118,650**		115,869		111,240
Technology, equipment, and communication		**30,690**		29,107		28,954
Occupancy		**13,856**		13,967		13,014
Marketing and development		**9,439**		8,446		6,875
FDIC insurance expense		**3,012**		2,728		1,668
Interchange related expense		**5,845**		5,965		4,773
Legal and professional fees		**3,489**		3,204		4,024
Merger expense		**41**		2,160		—
Other		**17,703**		17,952		16,760
Total noninterest expense		**202,725**		199,398		187,308
INCOME BEFORE INCOME TAX EXPENSE		**127,703**		113,213		116,845
INCOME TAX EXPENSE		**26,332**		22,839		25,739
NET INCOME	$	**101,371**	$	90,374	$	91,106
BASIC EARNINGS PER SHARE:						
Class A Common Stock	$	**5.24**	$	4.64	$	4.60
Class B Common Stock		**4.76**		4.21		4.19
DILUTED EARNINGS PER SHARE:						
Class A Common Stock	$	**5.21**	$	4.62	$	4.59
Class B Common Stock		**4.74**		4.20		4.17

See accompanying footnotes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, *(in thousands)*

		2024		2023		2022
Net income	$	**101,371**	$	90,374	$	91,106
OTHER COMPREHENSIVE INCOME (LOSS)						
Change in fair value of derivatives		**(133)**		—		—
Reclassification amount for net derivative losses realized in income		**(514)**		—		—
Unrealized gain (loss) on AFS debt securities		**8,874**		15,426		(45,138)
Total other comprehensive income (loss) before income tax		**8,227**		15,426		(45,138)
Income tax benefit (expense) related to items of other comprehensive income		**(2,057)**		(3,855)		11,285
Total other comprehensive income (loss), net of tax		**6,170**		11,571		(33,853)
COMPREHENSIVE INCOME	$	**107,541**	$	101,945	$	57,253

See accompanying footnotes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED December 31, 2024, 2023, and 2022

	Common Stock						
(in thousands, except per share data)	Class A Shares Outstanding	Class B Shares Outstanding	Amount	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance, January 1, 2022	17,816	2,165	$ 4,702	$ 139,956	$ 688,522	$ 1,874	$ 835,054
Net income	—	—	—	—	91,106	—	91,106
Net change in accumulated other comprehensive income (loss)	—	—	—	—	—	(33,853)	(33,853)
Dividends declared on Common Stock:							
Class A Shares ($1.364 per share)	—	—	—	—	(24,122)	—	(24,122)
Class B Shares ($1.240 per share)	—	—	—	—	(2,679)	—	(2,679)
Stock options exercised, net of shares withheld	3	—	2	50	—	—	52
Conversion of Class B to Class A Common Shares	5	(5)	—	—	—	—	—
Repurchase of Class A Common Stock	(273)	—	(60)	(1,940)	(10,577)	—	(12,577)
Net change in notes receivable on Class A Common Stock	—	—	—	61	—	—	61
Deferred compensation - Class A Common Stock:							
Directors	6	—	—	503	—	—	503
Designated key employees	—	—	—	725	—	—	725
Employee stock purchase plan - Class A Common Stock	16	—	4	690	—	—	694
Stock-based awards - Class A Common Stock:							
Performance stock units, net of shares tendered back	—	—	—	152	—	—	152
Restricted stock, net of shares tendered back	12	—	—	937	—	—	937
Stock options	—	—	—	560	—	—	560
Balance, December 31, 2022	17,585	2,160	$ 4,648	$ 141,694	$ 742,250	$ (31,979)	$ 856,613
Net income	—	—	—	—	90,374	—	90,374
Net change in accumulated other comprehensive income (loss)	—	—	—	—	—	11,571	11,571
Dividends declared on Common Stock:							
Class A Shares ($1.496 per share)	—	—	—	—	(26,002)	—	(26,002)
Class B Shares ($1.360 per share)	—	—	—	—	(2,933)	—	(2,933)
Stock options exercised, net of shares withheld	1	—	1	340	(343)	—	(2)
Conversion of Class B to Class A Common Shares	5	(5)	—	—	—	—	—
Repurchase of Class A Common Stock	(456)	—	(100)	(3,319)	(16,860)	—	(20,279)
Net change in notes receivable on Class A Common Stock	—	—	—	49	—	—	49
Deferred compensation - Class A Common Stock:							
Directors	—	—	2	767	—	—	769
Designated key employees	7	—	—	671	—	—	671
Employee stock purchase plan - Class A Common Stock	16	—	3	735	—	—	738
Stock-based awards - Class A Common Stock:							
Performance stock units, net of shares tendered back	—	—	—	(281)	—	—	(281)
Restricted stock, net of shares tendered back	45	—	(1)	694	1	—	694
Stock options	—	—	—	774	—	—	774
Balance, December 31, 2023	17,203	2,155	$ 4,553	$ 142,124	$ 786,487	$ (20,408)	$ 912,756
Net income	**—**	**—**	**—**	**—**	**101,371**	**—**	**101,371**
Net change in accumulated other comprehensive income (loss)	**—**	**—**	**—**	**—**	**—**	**6,170**	**6,170**
Dividends declared on Common Stock:							
Class A Shares ($1.628 per share)	**—**	**—**	**—**	**—**	**(27,998)**	**—**	**(27,998)**
Class B Shares ($1.480 per share)	**—**	**—**	**—**	**—**	**(3,182)**	**—**	**(3,182)**
Stock options exercised, net of shares withheld	**67**	**—**	**33**	**1,901**	**(2,572)**	**—**	**(638)**
Conversion of Class B to Class A Common Shares	**5**	**(5)**	**—**	**—**	**—**	**—**	**—**
Net change in notes receivable on Class A Common Stock	**—**	**—**	**—**	**57**	**—**	**—**	**57**
Deferred compensation - Class A Common Stock:							
Directors	**6**	**—**	**1**	**712**	**1**	**—**	**714**
Designated key employees	**4**	**—**	**—**	**795**	**1**	**—**	**796**
Employee stock purchase plan - Class A Common Stock	**12**	**—**	**3**	**779**	**7**	**—**	**789**
Stock-based awards - Class A Common Stock:							
Performance stock units, net of shares tendered back	**—**	**—**	**—**	**145**	**—**	**—**	**145**
Restricted stock, net of shares tendered back	**1**	**—**	**(3)**	**782**	**(488)**	**—**	**291**
Stock options	**—**	**—**	**—**	**758**	**—**	**—**	**758**
Balance, December 31, 2024	**17,298**	**2,150**	**$ 4,587**	**$ 148,053**	**$ 853,627**	**$ (14,238)**	**$ 992,029**

See accompanying footnotes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, *(in thousands)*

	2024	2023	2022
OPERATING ACTIVITIES:			
Net income	$ 101,371	$ 90,374	$ 91,106
Adjustments to reconcile net income to net cash provided by operating activities:			
Net amortization on investment securities and low-income housing investments	5,717	4,947	4,798
Net accretion and amortization on loans and deposits	(2,978)	(3,576)	(3,760)
Unrealized and realized losses on equity securities with readily determinable fair value	(519)	(63)	263
Depreciation of premises and equipment	6,911	7,063	7,598
Amortization of mortgage servicing rights	1,727	1,881	2,264
Provision for on-balance sheet exposures	54,376	47,624	22,348
Provision for off-balance sheet exposures	150	90	198
Net gain on sale of mortgage loans held for sale	(3,875)	(2,053)	(4,942)
Origination of mortgage loans held for sale	(186,959)	(77,800)	(205,365)
Proceeds from sale of mortgage loans held for sale	186,174	77,928	238,398
Net gain on sale of consumer loans held for sale	(14,697)	(12,753)	(13,277)
Origination of consumer loans held for sale	(1,231,782)	(1,056,995)	(1,045,715)
Proceeds from sale of consumer loans held for sale	1,246,412	1,063,615	1,063,801
Net gain realized on sale of other real estate owned	(4)	—	—
Writedowns of other real estate owned	210	211	211
Deferred compensation expense - Class A Common Stock	1,510	1,440	1,228
Stock-based awards and ESPP expense - Class A Common Stock	1,311	1,298	1,753
Amortization of right-of-use assets	5,989	6,062	8,190
Repayment of operating lease liabilities	(5,898)	(6,023)	(8,223)
Increase in cash surrender value of bank owned life insurance	(3,208)	(2,719)	(2,526)
Gain from death benefits received in excess of cash surrender value of BOLI	—	(1,728)	—
Net change in other assets and liabilities:			
Accrued interest receivable	(1,681)	(4,875)	(3,695)
Accrued interest payable	1,080	3,834	80
Other assets	(12,952)	(24,763)	(3,863)
Other liabilities	614	(4,488)	3,919
Net cash provided by operating activities	148,999	108,531	154,789
INVESTING ACTIVITIES:			
Net cash proceeds paid in acquisition	—	(40,970)	—
Purchases of available-for-sale debt securities	(299,810)	(45,000)	(329,820)
Purchases of held-to-maturity debt securities	—	(25,000)	(75,000)
Proceeds from calls, maturities and paydowns of equity and available-for-sale debt securities	316,120	106,123	161,561
Proceeds from calls, maturities and paydowns of held-to-maturity debt securities	65,619	35,999	31,945
Net change in outstanding warehouse lines of credit	(211,037)	64,837	446,990
Purchase of correspondent loans, including premiums paid	—	(110,620)	(30)
Net change in other loans	(97,931)	(493,163)	(478,928)
Proceeds from sale of mortgage loans transferred to held for sale	67,176	—	—
Proceeds from redemption of Federal Home Loan Bank stock	—	—	1,165
Purchases of Federal Home Loan Bank stock	(708)	(14,624)	—
Proceeds from sale of other real estate owned	173	—	—
Proceeds of principal and earnings from bank-owned life insurance	—	2,218	—
Investments in low-income housing tax partnerships	(14,819)	10,145	(8,889)
Net purchases of premises and equipment	(5,809)	(6,896)	(3,503)
Net cash used in investing activities	(181,026)	(516,951)	(254,509)
FINANCING ACTIVITIES:			
Net change in deposits	157,383	293,640	(301,471)
Net change in securities sold under agreements to repurchase and other short-term borrowings	5,700	(119,338)	(74,011)
Payments of Federal Home Loan Bank advances	(815,000)	(733,000)	(25,000)
Proceeds from Federal Home Loan Bank advances	830,000	1,018,000	95,000
Repurchase of Class A Common Stock	—	(20,279)	(12,577)
Net proceeds from Class A Common Stock purchased through employee stock purchase plan	672	627	590
Net proceeds from option exercises and equity awards vested - Class A Common Stock	(638)	(2)	52
Cash dividends paid	(30,506)	(28,350)	(26,145)
Net cash (used in) provided by financing activities	147,611	411,298	(343,562)
NET CHANGE IN CASH AND CASH EQUIVALENTS	115,584	2,878	(443,282)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	316,567	313,689	756,971
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 432,151	$ 316,567	$ 313,689
SUPPLEMENTAL DISCLOSURES OF CASHFLOW INFORMATION:			
Cash paid during the period for:			
Interest	$ 119,752	$ 63,451	$ 7,413
Income taxes	27,488	21,487	21,637
SUPPLEMENTAL NONCASH DISCLOSURES:			
Mortgage servicing rights capitalized	$ 1,291	$ 522	$ 1,838
Transfers from loans to real estate acquired in settlement of loans	169	—	—
Net transfers from loans held for investment to loans held for sale	68,173		
New unfunded obligations in low-income-housing investments	11,000	30,300	29,115
Operating right-of-use assets recorded	7,480	3,736	6,382
Operating Lease Liabilities Recorded	7,480	3,753	6,360

See accompanying footnotes to consolidated financial statements.

FOOTNOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation — The consolidated financial statements include the accounts of Republic Bancorp, Inc. (the "Parent Company") and its wholly owned subsidiaries, Republic Bank & Trust Company and Republic Insurance Services, Inc. As used in this filing, the terms "Republic," the "Company," "we," "our," and "us" refer to Republic Bancorp, Inc., and, where the context requires, Republic Bancorp, Inc. and its subsidiaries. The term "Bank" refers to the Company's subsidiary bank: Republic Bank & Trust Company. The term "Captive" refers to the Company's dissolved insurance subsidiary: Republic Insurance Services, Inc. All significant intercompany balances and transactions are eliminated in consolidation.

Republic is a financial holding company headquartered in Louisville, Kentucky. The Bank is a Kentucky-based, state-chartered non-member financial institution that provides both traditional and non-traditional banking products through five reportable segments using a multitude of delivery channels. While the Bank operates primarily in its geographic market footprint where it has physical locations, its non-brick-and-mortar delivery channels allow it to reach clients across the U.S. During the fourth quarter of 2023, the Company dissolved its Captive, a Nevada-based, wholly owned insurance subsidiary of the Company. The Captive provided property and casualty insurance coverage to the Company and the Bank, as well as a group of unrelated third-party insurance captives.

As of December 31, 2024, the Company was divided into five reportable segments: Traditional Banking, Warehouse Lending, TRS, RPS, and RCS. Prior to the first quarter of 2024, Republic had reported mortgage banking as a separate reportable segment. Due to the quantitative and qualitative immateriality of this division, Management concluded its mortgage banking operations no longer constituted a separate reportable segment for SEC reporting purposes and now includes these results in the Traditional Banking segment. All prior period mortgage banking results of operations have been reclassified into the Traditional Banking segment.

The Company's Executive Chair and Chief Executive Officer serves as the Company's CODM. Income (loss) before income tax expense is the reportable measure of segment profit or loss that the CODM regularly reviews and uses to allocate resources and assess performance. *See additional discussion regarding segment information under Footnote 24 "Segment Information" in this section of the filing.*

<u>Core Bank</u>

Traditional Banking segment — The Traditional Banking segment provides traditional banking products primarily to customers in the Company's market footprint. As of December 31, 2024, Republic had 47 full-service banking centers with locations as follows:

- Kentucky — 29
  - Metropolitan Louisville — 19
  - Central Kentucky — 6
    - Georgetown — 1
    - Lexington — 5
  - Northern Kentucky (Metropolitan Cincinnati) — 4
    - Bellevue— 1
    - Covington — 1
    - Crestview Hills — 1
    - Florence — 1
- Indiana — 3
  - Southern Indiana (Metropolitan Louisville) — 3
    - Floyds Knobs — 1
    - Jeffersonville — 1
    - New Albany — 1
- Florida — 7
  - Metropolitan Tampa — 7
- Ohio — 4
  - Metropolitan Cincinnati — 4

- Tennessee — 4
  - Metropolitan Nashville — 4

Republic's headquarters are in Louisville, which is the largest city in Kentucky based on population.

Traditional Banking results of operations are primarily dependent upon net interest income, which represents the difference between the interest income and fees on interest-earning assets and the interest expense on interest-bearing liabilities. Principal interest-earning Traditional Banking assets represent investment securities and commercial and consumer loans primarily secured by real estate and/or personal property. Interest-bearing liabilities primarily consist of interest-bearing deposit accounts, securities sold under agreements to repurchase, as well as short-term and long-term borrowing sources. FHLB advances have traditionally been a significant borrowing source for the Bank.

Other sources of Traditional Banking income include service charges on deposit accounts, debit and credit card interchange fee income, title insurance commissions, and increases in the cash surrender value of BOLI.

Traditional Banking operating expenses consist primarily of: salaries and employee benefits; technology, equipment, and communication; occupancy; interchange related expense; marketing and development; FDIC insurance expense, and various other general and administrative costs. Traditional Banking results of operations are significantly impacted by general economic and competitive conditions, particularly changes in market interest rates, government laws and policies, and actions of regulatory agencies.

Warehouse Lending segment — The Core Bank provides short-term, revolving credit facilities to mortgage bankers across the United States through mortgage warehouse lines of credit. These credit facilities are primarily secured by single-family, first-lien residential real estate loans. The credit facility enables the mortgage banking clients to close single-family, first-lien residential real estate loans in their own name and temporarily fund their inventory of these closed loans until the loans are sold to investors approved by the Bank. Individual loans are expected to remain on the warehouse line for an average of 15 to 30 days. Advances for reverse mortgage loans and construction loans typically remain on the line longer than conventional mortgage loans. Interest income and loan fees are accrued for each individual advance during the time the advance remains on the warehouse line and collected when the loan is sold. The Core Bank receives the sale proceeds of each loan directly from the investor and applies the funds to pay off the warehouse advance and related accrued interest and fees. The remaining proceeds are credited to the mortgage-banking client.

Republic Processing Group

Tax Refund Solutions segment — Through the TRS segment, the Bank facilitates the receipt and payment of federal and state tax refund products and offers a credit product through third-party tax preparers located throughout the U.S., as well as tax-preparation software providers that offer Republic Bank ERAs, RAs, and RTs (collectively, the "Tax Providers"). The majority of all the business generated by the TRS business occurs during the first half of each year. During the second half of each year, TRS generates limited revenue and incurs costs preparing for the next year's tax season. During December 2024, TRS originated $139 million of ERAs related to tax returns that were anticipated to be filed during the 2025 Tax Season. During December 2023, TRS originated $103 million of ERAs related to tax returns that were anticipated to be filed during the 2024 Tax Season.

RTs are fee-based products whereby a tax refund is issued to the taxpayer after the Bank has received the refund from the federal or state government. There is no credit risk or borrowing cost associated with these products because they are only delivered to the taxpayer upon receipt of the tax refund directly from the governmental paying authority. Fees earned by the Company on RTs, net of revenue share, are reported as noninterest income under the line item "Net refund transfer fees."

The RA product is a loan made in conjunction with the filing of a taxpayer's federal tax return, which allows the taxpayer to borrow funds as an advance of a portion of their tax refund. The RA product had the following features during the 2024 and 2025 Tax Seasons:

- Offered only during the first two months of each year;
- The taxpayer was given the option to choose from multiple loan-amount tiers, subject to underwriting, up to a maximum advance amount of $6,500;
- No requirement that the taxpayer pays for another bank product, such as an RT;

- Multiple disbursement methods were available through most Tax Providers, including direct deposit, prepaid card, or check, based on the taxpayer-customer's election;
- Repayment of the RA to the Bank is deducted from the taxpayer's tax refund proceeds; and
- If an insufficient refund to repay the RA occurs:
  - there is no recourse to the taxpayer,
  - no negative credit reporting on the taxpayer, and
  - no collection efforts against the taxpayer.

Since its introduction in December of 2022, the ERA loan product has been structured similarly to the RA with the primary differences being the timing of when the ERAs are originated and the documentation available to underwrite the ERAs. The ERA is originated prior to the taxpayer receiving their fiscal year taxable income documentation, *e.g.*, W-2, and the filing of the taxpayer's final federal tax return. As such, the Company generally uses paystub information to underwrite the ERA. The repayment of the ERA is incumbent upon the taxpayer client returning to the Bank's Tax Provider for the filing of their final federal tax return in order for the tax refund to potentially be received by the Bank from the federal government to pay off the advance. The ERA product had the following features during the 2024 and 2025 Tax Seasons:

- Only offered during December and the up-coming January in connection with the upcoming first quarter tax business for each period;
- The taxpayer had the option to choose from multiple loan tiers, subject to underwriting, up to a maximum advance amount of $1,000;
- No requirement that the taxpayer pays for another bank product, such as an RT;
- Multiple disbursement methods available through most Tax Providers, including direct deposit or prepaid card, based on the taxpayer-customer's election;
- Repayment of the ERA to the Bank deducted from the taxpayer's tax refund proceeds; and
- If an insufficient refund to repay the ERA, including the failure to file a final federal tax return through a Republic Tax Provider:
  - no recourse to the taxpayer,
  - no negative credit reporting on the taxpayer, and
  - no collection efforts against the taxpayer.

The Company reports fees paid for the RAs, including ERAs, as interest income on loans. The number of days for delinquency eligibility is based on management's annual analysis of tax return processing times. RAs, including ERAs that were originated related to the first quarter 2023 tax filing season were repaid, on average, within 32 days after the taxpayer's tax return was submitted to the applicable taxing authority. RAs do not have a contractual due date, but as it did during 2023, the Company considered an RA delinquent during 2024 if it remained unpaid 35 days after the taxpayer's tax return was submitted to the applicable taxing authority.

Provisions on RAs are estimated when advances are made. Unpaid RAs, including ERAs, related to the first quarter tax filing season of a given year are considered delinquent as of June 30th of that year and charged-off. In addition, as of June 30, 2024, RAs that were subject to Tax Provider loan loss guarantees were charged off and immediately recorded as recoveries of previously charged-off loans with corresponding receivables recorded in other assets for the Tax Provider guarantees. Those corresponding receivables were settled during the third quarter of 2024. RAs collected during the second half of that year, not subject to loan loss guarantee arrangements, are recorded as recoveries of previously charged-off loans.

Settlement of Lawsuit Against Green Dot — On June 3, 2022, the Bank and Green Dot entered into the Settlement Agreement to fully resolve the Lawsuit that the Bank filed against Green Dot in the Delaware Court of Chancery on October 5, 2021.

As previously disclosed in the Company's prior SEC filings, the Lawsuit arose from Green Dot's inability to consummate the Sale Transaction contemplated in the TRS Purchase Agreement through which Green Dot would purchase all of the assets and operations of the Bank's Tax Refund Solutions business.

In accordance with the Settlement Agreement, on June 6, 2022, Green Dot paid $13 million to the Bank, which was in addition to a $5 million termination fee that Green Dot paid to the Bank during the first quarter of 2022 under the terms of the TRS Purchase Agreement. On June 6, 2022, the Bank and Green Dot filed a stipulation of dismissal of the Lawsuit with the Delaware Court of Chancery, which was effective to dismiss the Lawsuit when filed.

Republic Payment Solutions segment - The RPS Division offers a range of payments-related products and services to consumers through third party service providers. The Bank offers both issuing solutions and money movement capabilities.

Issuing Solutions:

The RPS segment offers prepaid and debit solutions primarily marketed to consumers through third-party marketer-servicers.

Prepaid solutions include the issuing of payroll and general purpose reloadable ("GPR") cards. Characteristics of these cards include the following:

- Similar to a traditional debit card with features including traditional point of sale purchasing, ATM withdrawals and direct deposit;
- Funds associated with these products typically held in pooled accounts at the Bank with the Bank maintaining records of individual balances within these pooled accounts; and
- Payroll cards facilitate the loading of an employer's payroll onto a card via direct deposit with GPR cards generally distributed through retail locations and reloadable through participating retail load networks.

Debit solutions include the issuing of demand deposit accounts, savings accounts and/or debit cards. In addition to offering traditional point of sale purchasing, ATM withdrawals, and direct deposit options, these accounts may include overdraft protection.

Money Movement:

The Bank participates in traditional money movement solutions including ACH transactions, wire transfer, check processing, and the Mastercard RPPS. These capabilities are complementary to issuing within RPS, as well as, generally facilitating the movement of money for the TRS and RCS Divisions.

The Company reports its share of client-related charges and fees for RPS programs under RPS program fees, while the Company's portion of interchange revenue generated by prepaid card transactions is reported as noninterest income under "Interchange fee income." In addition, the Company began sharing interest income revenue with its largest prepaid marketer-servicer during 2024. The interest shared under this arrangement is reported as interest expense on deposits.

Republic Credit Solutions segment — Through the RCS segment, the Bank offers consumer credit products. In general, the credit products are unsecured, small dollar consumer loans that are dependent on various factors. RCS loans typically earn a higher yield but also have higher credit risk compared to loans originated through the Traditional Banking segment, with a significant portion of RCS clients considered subprime or near-prime borrowers. The Bank uses third-party service providers for certain services such as marketing and loan servicing of RCS loans. Additional information regarding consumer loan products offered through RCS follows:

- RCS line-of-credit products – Using separate third-party service providers, the Bank originates two line-of-credit products to generally subprime borrowers in multiple states.

  3) Elastic Marketing, LLC and Elevate Decision Sciences, LLC are third-party service providers for the LOC I product and are subject to the Bank's oversight and supervision. Together, these companies provide the Bank with certain marketing, servicing, technology, and support services, while a separate third party provides customer support, servicing, and other services on the Bank's behalf. The Bank is the lender for this product and is marketed as such. Furthermore, the Bank controls the loan terms and underwriting guidelines, and the Bank exercises consumer compliance oversight of the product.

  The Bank sells participation interests in this product. These participation interests are a 90% interest in advances made to borrowers under the borrower's line-of-credit account, and the participation interests are generally sold three business days following the Bank's funding of the associated advances. Although the Bank retains a 10% participation interest in each advance, it maintains 100% ownership of the underlying LOC I account with each borrower. Loan balances held for sale through this program are carried at the lower of cost or fair value.

4) Similar to its LOC I product, the Bank provides oversight and supervision to a third party for its LOC II product. In return, this third party provides the Bank with marketing services and loan servicing for the LOC II product. The Bank is the lender for this product and is marketed as such. Furthermore, the Bank controls the loan terms and underwriting guidelines, and the Bank exercises consumer compliance oversight of this product.

The Bank sells 95% participation interests in the LOC II product. These participation interests are generally sold three business days following the Bank's funding of the associated advances. Although the Bank retains a 5% participation interest in each advance, it maintains 100% ownership of the underlying LOC II account with each borrower. Loan balances held for sale through this program are carried at the lower of cost or fair value.

- RCS installment loan product – Through RCS, the Bank offers installment loans with terms ranging from 12 to 60 months to borrowers in multiple states. The same third-party service provider for RCS's LOC II is the third-party provider for the installment loans. This third-party provider is subject to the Bank's oversight and supervision and provides the Bank with marketing services and loan servicing for these RCS installment loans. The Bank is the lender for these RCS installment loans and is marketed as such. Furthermore, the Bank controls the loan terms and underwriting guidelines, and the Bank exercises consumer compliance oversight of this RCS installment loan product. Currently, all loan balances originated under this RCS installment loan program are carried as "held for sale" on the Bank's balance sheet, with the intention to sell these loans to a third-party, who is an affiliate of the Bank's third-party service provider, generally within sixteen days following the Bank's origination of the loans. Loans originated under this RCS installment loan program are carried at fair value under a fair-value option, with the portfolio marked to market monthly.

- RCS healthcare receivables products – The Bank originates healthcare-receivables products across the U.S. through three different third-party service providers.

  o For two of the programs, the Bank retains 100% of the receivables, with recourse in the event of default.

  o For the remaining program, in some instances the Bank retains 100% of the receivables originated, with recourse in the event of default, and in other instances, the Bank sells 100% of the receivables generally within one month of origination. Loan balances held for sale through this program are carried at the lower of cost or fair value.

For the RCS line of credit and healthcare receivable products, the Company reports interest income and loan origination fees earned on RCS loans under "Loans, including fees," while any net gains or losses on sale and mark-to-market adjustments of RCS loans are reported as noninterest income under "RCS Program fees." The Company has elected fair value accounting for its RCS installment loan product that it sells after an initial holding period. As a result, interest income on loans, loan origination fees, net gains or losses on sale, and mark-to-market adjustments for the RCS installment product are reported as noninterest income under "RCS Program fees."

Use of Estimates — To prepare financial statements in conformity with GAAP, management makes estimates and assumptions based on available information. These estimates affect the amounts reported in the financial statements and the disclosures provided. Actual amounts could differ from these estimates. The resulting change in estimates could be material to the financial statements.

Concentration of Credit Risk — With limited exception, the Company's Traditional Banking business activity is with clients located in Kentucky, Indiana, Florida, and Tennessee. The Company's Traditional Banking exposure to credit risk is significantly affected by changes in the economy in these specific areas.

The Bank's warehouse lines of credit are secured by single family, first-lien residential real estate loans originated by the Bank's mortgage clients across the United States. As of December 31, 2024, 25% of collateral securing warehouse lines was located in California.

Earnings Concentration — For 2024, 2023 and 2022, approximately 34%, 32% and 31% of total Company net revenues (net interest income plus noninterest income) were derived from the RPG operations. Within RPG, the TRS segment accounted for 13%, 13% and 16%, the RPS segment accounted for 4%, 5% and 2%, while the RCS segment accounting for 17%, 14% and 13% of total Company net revenues.

For 2024, 2023, and 2022, approximately 3%, 3% and 4% of total Company net revenues (net interest income plus noninterest income) were derived from the Company's Warehouse segment.

Cash Flows — Cash and cash equivalents include cash, deposits with other financial institutions with original maturities less than 90 days and federal funds sold. Net cash flows are reported for client loan and deposit transactions, interest-bearing deposits in other financial institutions, repurchase agreements and income taxes.

Interest-Bearing Deposits in Other Financial Institutions — Interest-bearing deposits in other financial institutions mature within one year and are carried at cost.

Debt Securities — Debt securities are classified as AFS when they might be sold before maturity. AFS debt securities are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax. Debt securities are classified as HTM and carried at amortized cost less any applicable ACLS when management has the positive intent and ability to hold them to maturity.

Interest income includes amortization of purchase premiums and accretion of discounts. Premiums and discounts on securities are generally amortized on the level-yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Premiums on callable securities are amortized to the earliest call date. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

A debt security is placed on nonaccrual status at the time any principal or interest payments become more than 90 days delinquent. Interest accrued but not received for a security placed on nonaccrual is reversed against interest income.

Equity Securities — Equity securities are carried at fair value, with changes in fair value reported in net income. Equity securities without a readily determinable fair values are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment.

Allowance for Credit Losses on Available-for-Sale Securities — For the Company's AFS corporate bond, the Company uses third-party PD and LGD data to estimate an ACLS, which is limited by the amount that the bond's fair value is less than its amortized cost basis.

For all other AFS debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For other AFS debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an ACLS is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an ACLS is recognized in other comprehensive income.

Changes in ACLS are recorded as a charge or credit to the Provision. Losses are charged against the ACLS when management believes the lack of collectability of an AFS debt security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Accrued interest on AFS debt securities totaled $3 million and $2 million as of December 31, 2024 and 2023 and is excluded from the ACLS. Accrued interest on AFS debt securities is presented as a component of other assets on the Company's balance sheet.

Allowance for Credit Losses on Held-to-Maturity Securities — The Company measures expected credit losses on HTM debt securities on a collective basis by major security type. Accrued interest receivable on HTM debt securities totaled $60,000 and $384,000 as of December 31, 2024 and 2023 and is excluded from the ACLS. Accrued interest on HTM debt securities is presented as a component of other assets on the Company's balance sheet.

The estimate of ACLS on HTM debt securities considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts.

The Company classifies its HTM portfolio into the following major security types: MBS, corporate bonds, and municipal bonds. MBS securities include CMOs. Nearly all of the MBS portfolio is issued by U.S. government entities or government sponsored entities. These securities are highly rated by major rating agencies and have a long history of no credit losses. The MBS portfolio also carries ratings no lower than investment grade. The Company uses PD and LGD estimates provided by a third-party to estimate an ACLS for its corporate and municipal bond portfolios. These PD and LGD estimates are updated at least quarterly by the Company, with these estimates incorporating the most recent market expectations and forecasted information.

Loans Held for Sale - In the ordinary course of business, the Bank originates for sale mortgage loans and consumer loans. Mortgage loans originated for sale are primarily originated and sold into the secondary market through the Bank's Traditional Banking segment, while consumer loans originated for sale are originated and sold through the RCS segment.

Mortgage Banking Activities — Mortgage loans originated and intended for sale in the secondary market are carried at fair value, as determined by outstanding commitments from investors. Net gains on mortgage loans held for sale are recorded as a component of Mortgage Banking income and represent the difference between the selling price and the carrying value of the loans sold. Substantially all of the gains or losses on the sale of loans are reported in earnings when the interest rates on loans are locked.

Commitments to fund mortgage loans ("interest rate lock commitments") to be sold into the secondary market and non-exchange traded mandatory forward sales contracts ("forward contracts") for the future delivery of these mortgage loans or the purchase of TBA securities are accounted for as free-standing derivatives. Fair values of these mortgage derivatives are estimated based on changes in mortgage interest rates from the date the Bank enters into the derivative. Generally, the Bank enters into forward contracts for the future delivery of mortgage loans or the purchase of TBA securities when interest rate lock commitments are entered into, in order to hedge the change in interest rates resulting from its commitments to fund the loans. Changes in the fair values of these mortgage derivatives are included in net gains on sales of loans, which is a component of Mortgage Banking income on the income statement.

Mortgage loans held for sale are generally sold with the MSRs retained. When mortgage loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect recorded as a component of Mortgage Banking income. Fair value is based on market prices for comparable mortgage servicing contracts, when available or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. All classes of servicing assets are subsequently measured using the amortization method, which requires servicing rights to be amortized into Mortgage Banking income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Amortization of MSRs are initially set at seven years and subsequently adjusted on a quarterly basis based on the weighted average remaining life of the underlying loans.

MSRs are evaluated for impairment quarterly based upon the fair value of the MSRs as compared to carrying amount. Impairment is determined by stratifying MSRs into groupings based on predominant risk characteristics, such as interest rate, loan type, loan terms and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If the Bank later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the valuation allowance is recorded as an increase to income. Changes in valuation allowances are reported within Mortgage Banking income on the income statement. The fair value of the MSR portfolios is subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates.

A primary factor influencing the fair value is the estimated life of the underlying serviced loans. The estimated life of the serviced loans is significantly influenced by market interest rates. During a period of declining interest rates, the fair value of the MSRs generally will decline due to higher expected prepayments within the portfolio. Alternatively, during a period of rising interest rates the fair value of MSRs generally will increase, as prepayments on the underlying loans would be expected to decline.

See Footnote 15 "Mortgage Banking Activities" in this section of the filing for management's determination of MSR impairment.

Loan servicing income is reported on the income statement as a component of Mortgage Banking income. Loan servicing income is recorded as loan payments are collected and includes servicing fees from investors and certain charges collected from borrowers. The fees are based on a contractual percentage of the outstanding principal, or a fixed amount per loan and are recorded as income when earned. Loan servicing income totaled $3.3 million, $3.4 million and $3.5 million for the years ended December 31, 2024, 2023, and 2022. Late fees and ancillary fees related to loan servicing are considered nominal.

Consumer Loans Held for Sale, at Fair Value — The Bank offers RCS installment loans with terms ranging from 12 to 60 months to borrowers in multiple states. Balances originated under this RCS installment loan program are carried as "held for sale" on the Bank's balance sheet, with the intent to sell generally within sixteen days following the Bank's origination of the loans. Loans originated under this RCS installment loan program are carried at fair value under a fair-value option, with the portfolio marked to market monthly.

Consumer Loans Held for Sale, at Lower of Cost or Fair Value — RCS originates for sale 90% or 95% of the balances from its line-of-credit products and a portion of its healthcare receivables product. Ordinary gains or losses on the sale of these RCS products are reported as a component of "Program fees."

Loans — The Bank's financing receivables consist primarily of loans and lease financing receivables (together referred to as "loans"). Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at amortized cost net of the ACLL. Amortized cost is the principal balance outstanding, net of premiums and discounts, and deferred loan fees and costs. Accrued interest on loans, which is excluded from the ACLL, totaled $17 million and $16 million as of December 31, 2024 and 2023 and was reported as a component of other assets on the Company's balance sheet.

Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method. Premiums on loans held for investment are amortized into interest income on the level-yield method over the expected life of the loan.

Lease financing receivables, which are generally direct financing leases, are reported at their principal balance outstanding, including any lease residual amount, net of any unearned income, deferred loan fees and costs, and applicable ACLL. Leasing income is recognized on a basis that achieves a constant periodic rate of return on the outstanding lease financing balances over the lease terms.

Interest income on mortgage and commercial loans is typically discontinued at the time the loan is 80 days delinquent unless the loan is well secured and in process of collection. Past due status is based on the contractual terms of the loan, which may define past due status by the number of days or the number of payments past due. In most cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Nonaccrual loans and loans past due 80 days still on accrual include smaller balance, homogeneous loans that are evaluated collectively or individually for loss.

Interest accrued but not received for all classes of loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured, typically a minimum of six consecutive months of performance. Consumer and credit card loans are not placed on nonaccrual status but are reviewed periodically and charged-off when the loan is deemed uncollectible, generally no more than 120 days.

Purchased Credit Deteriorated Loans — The Company has purchased loans, some of which have experienced more than insignificant credit deterioration since origination. The Company will generally classify a loan acquired in a business acquisition as PCD if it meets any of the following criteria:

- Non-accretable discount assigned by the Bank;
- Classified by either the acquired bank or the Bank as Special Mention or Substandard;
- Nonaccrual status when purchased;
- Past due 30 days or more when purchased;
- Loans that have been at least one time over 30 days past due;
- Past maturity date when purchased;
- Select loans that are cross collateralized with any loans identified above;

PCD loans are recorded at the amount paid. An ACLL is determined using the same methodology as other loans held for investment. The initial ACLL determined on a collective basis is allocated to individual loans. The sum of the loan's purchase price and ACLL becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized into interest income over the life of the loan. Subsequent changes to the ACLL are recorded through the Provision.

Allowance for Credit Losses on Loans — The ACLL is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged-off against the ACLL when management believes the lack of collectability of a loan balance is confirmed. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off.

The ACLL is measured on a collective or pooled basis when similar risk characteristics exist. The first table of Footnote 4 illustrates the Company's loan portfolio by ACLL risk pool. This pooling method is primarily based on the pool's collateral type or the pool's purpose and generally follows the Bank's loan segmentation for regulatory reporting. For each of its loan pools, the Company uses a "static-pool" method, which analyzes historical closed pools of similar loans over their expected lives to attain a loss rate. This loss rate is then adjusted for current conditions and reasonable and supportable forecasts prior to being applied to the current balance of the analyzed pools. For the Core Bank, adjustments to the historical loss rate for current conditions include changes in borrowers financial condition, prepayment and maturities, nature, volume and seasoning of the portfolio, concentrations of credit, past-due, nonperforming and classified loans and leases, collateral values, lending policies, credit review system, experience of lending management and staff, and other environmental factors, such as international, national, regional, and local economic and business conditions. For its CRE loan pool, the Company uses a one-year forecast of general CRE values. Subsequent to one-year forecasts, loss rates are assumed to immediately revert back to long-term historical averages. For RPG, adjustments to the historical loss rate for current conditions include changes in nature, volume, and seasoning of the portfolio.

Loans that do not share risk characteristics, including loans with a risk rating of Special Mention or worse, are evaluated on an individual basis, with the Company choosing to individually evaluate all loan modifications. Loans evaluated individually are not included in the pooled evaluation but are instead evaluated under a discounted cash flow or collateral-dependent method. A collateral dependent method is used when foreclosure is probable, with expected credit losses based on the fair value of the collateral at the reporting date, adjusted for selling costs if appropriate.

Determining Expected Loan Lives: Expected credit losses are estimated over the contractual loan term, adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals, or modifications.

See Footnote 4 "Loans and Allowance for Credit Losses" in this section of the filing for additional discussion regarding the Company's ACLL.

Loan Modifications — A loan modification is a situation where, due to a borrower's financial difficulties, the Bank grants a concession to the borrower that the Bank would not otherwise have considered. The Company measures the ACLL for loan modifications individually using the collateral method.

Transfers of Financial Assets — Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Other Real Estate Owned — Assets acquired through loan foreclosures are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. Physical possession of residential real estate property collateralizing a consumer mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. The Bank's selling costs for OREO typically range from 10- 13% of each property's fair value, depending on property class. Fair value is commonly based on recent real estate appraisals or broker price opinions. Operating costs after acquisition are expensed.

Appraisals for both collateral-dependent loans and OREO are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by the Bank. Appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Once the appraisal is received, a member of the Bank's CCAD reviews the assumptions and approaches utilized in the appraisal, as well as the overall resulting fair value in comparison with independent data sources, such as recent market data or industry-wide statistics. On at least an annual basis, the Bank performs a back test of collateral appraisals by comparing actual selling prices on recent collateral sales to the most recent appraisal of such collateral. Back tests are performed for each collateral class, e.g., residential real estate or commercial real estate, and may lead to additional adjustments to the value of unliquidated collateral of similar class.

Premises and Equipment, Net — Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the related assets on the straight-line method. Estimated lives typically range from 25 to 39 years for buildings and improvements, three to ten years for furniture, fixtures and equipment and three to five years for leasehold improvements.

Right of Use Assets and Operating Lease Liabilities — Leases are classified as operating or finance leases at the least commencement date. The Company has no finance leases. For its long-term operating leases, the Company records on its balance sheet operating lease liabilities equal to the present value of the required minimum lease payments plus any amounts probable of being owed under a residual value guarantee.

Offsetting these operating lease liabilities, the Company records right-of-use assets for the underlying leased property. Operating lease expense consists of a single lease cost allocated over the remaining least term on a straight-line basis, variable lease expense, and any impairment of the right-of-use asset. The Company's variable lease expense includes rent escalators that are based on market conditions and include items such as common area maintenance, utilities, parking, property taxes, insurance and other costs associated with the lease.

Regarding lease terms, the Company's assumes the remaining lease term includes the fixed noncancelable term, plus all periods for which failure to renew the lease imposes a penalty on the Company, plus all periods for which the Company is reasonably certain to exercise a lease renewal option, plus all periods for which the Company is reasonably certain not to exercise a lease termination option. In determining whether it is reasonably certain to exercise a lease renewal or termination option, the Company considers its overall strategic plan and all economic and environmental circumstances connected to the leased property.

To discount its operating lease payments and guarantees, the Company employs the interest rate curve published by the FHLB of Cincinnati for the FHLB's collateralized term borrowings, matching expected lease term to borrowing term.

The Company does not place short-term leases on its balance sheet. Short-term leases have a lease term of 12 months or less and do not include a purchase option that the Company is reasonably certain to exercise.

Federal Home Loan Bank Stock — The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security and annually evaluated for impairment. Because this stock is viewed as a long-term investment, impairment is based on ultimate recovery of par value. Both cash and stock dividends are recorded as interest income.

Bank Owned Life Insurance — The Bank maintains BOLI policies on certain employees. BOLI is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. The Bank recognizes tax-free income from the periodic increases in cash surrender value of these policies and from death benefits in noninterest income. Credit ratings for the Bank's BOLI carriers are reviewed at least annually.

Goodwill and Other Intangible Assets — Goodwill resulting from business acquisitions represents the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase combination and determined to have an indefinite useful life are not amortized but tested annually or more frequently if events and circumstances exist that indicate that a goodwill impairment test should be performed.

The Company has selected September 30th as the date to perform its annual goodwill impairment test. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on the Bank's balance sheet.

All goodwill is attributable to the Company's Traditional Banking segment and is not expected to be deductible for tax purposes. Based on its assessment, the Company believes its goodwill of $41 million as of December 31, 2024 and 2023 was not impaired and is properly recorded in the consolidated financial statements.

Off Balance Sheet Financial Instruments — Financial instruments include off-balance sheet credit instruments, such as commitments to fund loans and standby letters of credit. The face amount for these items represents the exposure to loss, before considering client collateral or ability to repay. Such financial instruments are recorded upon funding. Instruments such as standby letters of credit are considered financial guarantees and are recorded at fair value.

Allowance for Credit Losses on Off-Balance Sheet Credit Exposures — The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit unless that obligation is unconditionally cancellable by the Company. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life. The likelihood that funding will occur is based on the historical usage rate of such commitments.

For a listing of off-balance sheet credit exposures the Company generally considers for an ACLC, see Footnote 12 "Off Balance Sheet Risks, Commitments And Contingent Liabilities" in this section of the filing.

The ACLC is recorded as a component of other liabilities on the Company's balance sheet. Any provision for the ACLC is recorded on the Company's income statement as a component of other noninterest expense.

Derivatives —Derivatives are reported at fair value in other assets or other liabilities. The Company's derivatives include interest rate swap agreements. For asset/liability management purposes, the Bank uses interest rate swap agreements to hedge the exposure or to modify the interest rate characteristic of certain immediately repricing liabilities.

The accounting for changes in the fair value of a derivative depends on whether it has been designated and qualifies as part of a hedging relationship. For a derivative designated as a cash flow hedge, the effective portion of the derivative's unrealized gain or loss is recorded as a component of other comprehensive income (loss). For derivatives not designated as hedges, the gain or loss is recognized in current period earnings.

Net cash settlements on interest rate swaps are recorded in interest expense and cash flows related to the swaps are classified in the cash flow statement the same as the interest expense and cash flows from the liabilities being hedged. The Bank formally documents the relationship between derivatives and hedged items, as well as the risk-management objective and the strategy for undertaking hedge transactions at the inception of the hedging relationship. This documentation includes linking cash flow hedges to specific assets and liabilities on the balance sheet. The Bank also formally assesses, both at the hedge's inception and on an ongoing basis, whether a swap is highly effective in offsetting changes in cash flows of the hedged items. The Bank discontinues hedge accounting when it determines that the derivative is no longer effective in offsetting changes in cash flows of the hedged item, the derivative is settled or terminates, or treatment of the derivative as a hedge is no longer appropriate or intended.

When hedge accounting is discontinued, subsequent changes in fair value of the derivative are recorded as noninterest income. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transactions are still expected to occur, gains or losses that were accumulated in other comprehensive income are amortized into earnings over the same periods that the hedged transactions will affect earnings.

The Bank enters into interest rate swaps to facilitate client transactions and meet their financing needs. Upon entering into these instruments to meet client needs, the Bank enters into offsetting positions with dealer counterparties in order to minimize the Bank's interest rate risk. These swaps are derivatives but are not designated as hedging instruments; therefore, changes in fair value are reported in current year earnings.

Interest rate swap contracts involve the risk of dealing with counterparties and their ability to meet contractual terms. When the fair value of a derivative instrument contract is positive, this generally indicates that the counterparty or client owes the Bank and results in credit risk to the Bank. When the fair value of a derivative instrument contract is negative, the Bank owes the client or counterparty and does not have credit risk.

Stock Based Compensation — For stock options and restricted stock awards issued to employees, compensation cost is recognized based on the fair value of these awards at the date of grant. The Company utilizes a Black-Scholes model to estimate the fair value of stock options, while the market price of the Company's common stock at the date of grant is used for restricted stock awards. Compensation expense is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. Forfeitures of stock-based awards are accounted for when incurred in lieu of using forfeiture estimates.

Income Taxes — Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. DTAs and DTLs are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces DTAs to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more-likely-than-not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more-likely-than-not" test, no tax benefit is recorded.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Retirement Plans — 401(k) plan expense is recorded as a component of salaries and employee benefits and represents the amount of Company matching contributions. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.

Earnings Per Common Share — Basic earnings per share is based on net income (in the case of Class B Common Stock, less the dividend preference on Class A Common Stock), divided by the weighted average number of shares outstanding during the period. Diluted earnings per share include the dilutive effect of additional potential Class A common shares issuable under stock options. All outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends are considered participating securities for this calculation. Earnings and dividends per share are restated for all stock dividends through the date of issuance of the financial statements.

Comprehensive Income — Comprehensive income consists of net income and OCI. OCI includes, net of tax, unrealized gains and losses on available-for-sale debt securities and unrealized gains and losses on cash flow hedges, which are also recognized as separate components of equity.

Loss Contingencies — Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable, and an amount or range of loss can be reasonably estimated. Management does not believe there are any outstanding matters that would have a material effect on the financial statements.

Restrictions on Cash and Cash Equivalents — Republic has historically been required by the FRB to maintain average reserve balances. Effective March 15, 2020, the FRB reduced the Bank's reserve requirement ratio to zero percent, therefore, cash and due from banks on the consolidated balance sheet included no required reserve balances as of December 31, 2024 and 2023. For the Bank's Non-hedge Interest Rate Swaps, the Bank and its counterparties are required to pledge securities or cash as collateral when either party is in a net loss position exceeding $250,000 with the other party.

Dividend Restrictions — Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to Republic or by Republic to shareholders.

Fair Value of Financial Instruments — Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Footnote 14 "*Fair Value*" in this section of the filing. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Revenue from Contracts with Customers - The Company's services that fall within the scope of ASC 606, *Revenue from Contracts with Customers*, are presented within noninterest income and are recognized as revenue as the Company satisfies its obligation to its client. The Company expenses as-incurred incremental costs of obtaining a contract when the amortization period of those costs would be less than one year.

Segment Information — Reportable segments represent parts of the Company evaluated by management with separate financial information. Republic's internal information is primarily reported and evaluated in five reportable segments – Traditional Banking, Warehouse, TRS, RPS, and RCS.

Reclassifications — Certain amounts presented in prior periods have been reclassified to conform to the current period presentation. These reclassifications had no impact on previously reported prior periods' net income or shareholders' equity.

Recently Adopted Accounting Standards

The following ASUs were adopted by the Company during the year ended December 31, 2024:

ASU. No.	Topic	Nature of Update	Date Adopted	Method of Adoption	Financial Statement Impact
2022-03	Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions	This ASU clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value.	January 1, 2024	Prospectively	Immaterial
2023-01	Leases (Topic 842): Common Control Arrangements	This ASU requires entities to determine whether a related party arrangement between entities under common control is a lease. If the arrangement is determined to be a lease, an entity must classify and account for the lease on the same basis as an arrangement with a related party (on the basis of legally enforceable terms and conditions).	January 1, 2024	Prospectively	Immaterial
2023-02	Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method (a consensus of the Emerging Issues Task Force)	This ASU allows reporting entities to elect to account for qualifying tax equity investments using the proportional amortization method, regardless of the program giving rise to the related income tax credits.	January 1, 2024	Prospectively	Immaterial
2023-07	Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures	The amendments in the ASU are intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses.	October 1, 2024	Retrospectively	The Company updated its segment related disclosures upon adoption.

Accounting Standards Updates

The following not-yet-effective ASUs were issued since the Company's most recently filed Form 10-K and are considered relevant to the Company's financial statements. Generally, if an issued-but-not-yet-effective ASU with an expected immaterial impact to the Company has been disclosed in prior Company filings, that ASU will not be subsequently redisclosed.

ASU. No.	Topic	Nature of Update	Date Adoption Required	Adoption Method	Expected Financial Impact
2023-09	Income Taxes (Topic 740): Improvements to Income Tax Disclosures	Among other things, these amendments require that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and income tax paid information and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income [or loss] by the applicable statutory income tax rate).	January 1, 2025	Prospectively	The Company will update its income tax disclosures upon adoption.
2024-02	Codification Improvements—Amendments to Remove References to the Concepts Statements	This ASU contains amendments to the Codification that remove references to various Concepts Statements. In most instances the references are extraneous and not required to understand or apply the guidance. In other instances the references were used in prior Statements to provide guidance in certain topical areas.	January 1, 2025	Prospectively	Immaterial
2024-03	Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses	This ASU requires public companies to disclose, in the notes to financial statements, specified information about certain costs and expenses at each interim and annual reporting period.	October 1, 2026	Retrospectively	The Company is currently analyzing the impact of this ASU on its financial statements.
2025-01	Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date	This ASU amends the effective date of ASU No. 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.	October 1, 2026	Retrospectively	The Company is currently analyzing the impact of this ASU on its financial statements.

2. INVESTMENT SECURITIES

Available-for-Sale Debt Securities

The following tables summarize the amortized cost, fair value, and ACLS of AFS debt securities and the corresponding amounts of related gross unrealized gains and losses recognized in AOCI:

December 31, 2024 (in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
U.S. Treasury securities and U.S. Government agencies	$ 395,609	$ 4	$ (6,527)	$ —	$ 389,086
Private label mortgage-backed security	121	1,429	—	—	1,550
Mortgage-backed securities - residential	180,765	193	(12,725)	—	168,233
Collateralized mortgage obligations	20,127	27	(911)	—	19,243
Corporate bonds	2,008	1	—	—	2,009
Trust preferred security	3,863	171	—	—	4,034
Total available-for-sale debt securities	$ 602,493	$ 1,825	$ (20,163)	$ —	$ 584,155

December 31, 2023 (in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
U.S. Treasury securities and U.S. Government agencies	$ 421,576	$ —	$ (14,543)	$ —	$ 407,033
Private label mortgage-backed security	443	1,330	—	—	1,773
Mortgage-backed securities - residential	167,996	176	(13,462)	—	154,710
Collateralized mortgage obligations	22,698	36	(1,075)	—	21,659
Corporate bonds	2,012	8	—	—	2,020
Trust preferred security	3,800	318	—	—	4,118
Total available-for-sale debt securities	$ 618,525	$ 1,868	$ (29,080)	$ —	$ 591,313

Held-to-Maturity Debt Securities

The following tables summarize the amortized cost, fair value, and ACLS of HTM debt securities and the corresponding amounts of related gross unrecognized gains and losses:

December 31, 2024 (in thousands)	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value	Allowance for Credit Losses
U.S. Treasury securities and U.S. Government agencies	$ —	$ —	$ —	$ —	$ —
Mortgage-backed securities - residential	23	1	—	24	—
Collateralized mortgage obligations	5,756	36	(86)	5,706	—
Corporate bonds	4,999	6	—	5,005	—
Obligations of state and political subdivisions	—	—	—	—	—
Total held-to-maturity debt securities	$ 10,778	$ 43	$ (86)	$ 10,735	$ —

December 31, 2023 (in thousands)	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value	Allowance for Credit Losses
U.S. Treasury securities and U.S. Government agencies	$ 65,000	$ —	$ (163)	$ 64,837	$ —
Mortgage-backed securities - residential	25	—	—	25	—
Collateralized mortgage obligations	6,386	48	(121)	6,313	—
Corporate bonds	4,986	6	—	4,992	(10)
Obligations of state and political subdivisions	—	—	—	—	—
Total held-to-maturity debt securities	$ 76,397	$ 54	$ (284)	$ 76,167	$ (10)

Sales and Calls of Available-for-Sale Debt Securities

During 2024, 2023, and 2022 there were no material sales of AFS debt securities. The Company had AFS debt securities called during 2024, with an amortized cost of $281 million. The Company had AFS debt securities called during 2023, with an amortized cost of $65 million. The Company had no AFS debt securities called during 2022.

Debt Securities by Contractual Maturity

The following table presents the amortized cost and fair value of debt securities by contractual maturity as of December 31, 2024. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or early termination penalties. Securities not due at a single maturity date are detailed separately.

December 31, 2024 (in thousands)	Available-for-Sale Debt Securities		Held-to-Maturity Debt Securities	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 155,668	$ 153,900	$ —	$ —
Due from one year to five years	241,949	237,195	4,999	5,005
Due from five years to ten years	—	—	—	—
Due beyond ten years	3,863	4,034	—	—
Private label mortgage-backed security	121	1,550	—	—
Mortgage-backed securities - residential	180,765	168,233	23	24
Collateralized mortgage obligations	20,127	19,243	5,756	5,706
Total debt securities	$ 602,493	$ 584,155	$ 10,778	$ 10,735

Unrealized-Loss Analysis on Debt Securities

The following tables summarize AFS debt securities in an unrealized loss position for which an ACLS had not been recorded as of December 31, 2024 and 2023, aggregated by investment category and length of time in a continuous unrealized loss position:

December 31, 2024 (in thousands)	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-sale debt securities:						
U.S. Treasury securities and U.S. Government agencies	$ 145,048	$ (212)	$ 209,033	$ (6,315)	$ 354,081	$ (6,527)
Mortgage-backed securities - residential	52,347	(874)	104,453	(11,851)	156,800	(12,725)
Collateralized mortgage obligations	700	(8)	15,951	(903)	16,651	(911)
Trust preferred security	—	—	—	—	—	—
Total available-for-sale debt securities	$ 198,095	$ (1,094)	$ 329,437	$ (19,069)	$ 527,532	$ (20,163)

December 31, 2023 (in thousands)	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-sale debt securities:						
U.S. Treasury securities and U.S. Government agencies	$ 26,707	$ (84)	$ 380,326	$ (14,459)	$ 407,033	$ (14,543)
Mortgage-backed securities - residential	1,911	(23)	136,180	(13,439)	138,091	(13,462)
Collateralized mortgage obligations	1,668	(52)	17,239	(1,023)	18,907	(1,075)
Trust preferred security	—	—	—	—	—	—
Total available-for-sale debt securities	$ 30,286	$ (159)	$ 533,745	$ (28,921)	$ 564,031	$ (29,080)

As of December 31, 2024, the Bank's portfolio consisted of 182 securities, 114 of which were in an unrealized loss position.

As of December 31, 2023, the Bank's portfolio consisted of 191 securities, 144 of which were in an unrealized loss position.

As of December 31, 2024 and 2023, there were no holdings of debt securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of stockholders' equity.

Mortgage-Backed Securities and Collateralized Mortgage Obligations

As of December 31, 2024, with the exception of the $1.6 million private label mortgage-backed security, all other mortgage-backed securities and CMOs held by the Bank were issued by U.S. government-sponsored entities and agencies, primarily the FHLMC and FNMA. As of December 31, 2024 and 2023, there were gross unrealized losses of $13.6 million and $14.5 million related to AFS mortgage-backed securities and CMOs. Because these unrealized losses are attributable to changes in interest rates and illiquidity, and not credit quality, and because the Bank does not have the intent to sell these securities, and it is likely that it will not be required to sell the securities before their anticipated recovery, management does not consider these securities to have credit losses.

Trust Preferred Security

The Parent Company owns a floating rate trust preferred security with a $5 million par value. The coupon on this security is based on the 3-month Term SOFR rate plus 159 basis points. The Company performs an ongoing analysis of the credit risk of the underlying borrower in relation to its TRUP.

Private Label Mortgage-Backed Security

The Bank owns one private label mortgage-backed security with a total carrying value of $1.6 million as of December 31, 2024. This security is mostly backed by "Alternative A" first-lien mortgage loans, but also has an insurance "wrap" or guarantee as an added layer of protection to the security holder. This asset is illiquid, and as such, the Bank determined it to be a Level 3 security in accordance with ASC Topic 820, *Fair Value Measurement.* Based on this determination, the Bank utilized an income valuation model ("present value model") approach, in determining the fair value of the security. This approach is beneficial for positions that are not traded in active markets or are subject to transfer restrictions, and/or where valuations are adjusted to reflect illiquidity and/or non-transferability. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used. Management's best estimate consists of both internal and external support for this investment.

See additional discussion regarding the Bank's private label mortgage-backed security in this section of the filing under Footnote 14 "Fair Value."

The following table presents a rollforward of the Bank's private label mortgage-backed security credit losses recognized in earnings:

Years Ended December 31, (in thousands)	2024		2023		2022	
Balance, beginning of period	$	1,462	$	1,462	$	1,462
Recovery of losses previously recorded		—		—		—
Balance, end of period	$	1,462	$	1,462	$	1,462

Further deterioration in economic conditions could cause the Bank to record an additional impairment charge related to credit losses.

Rollforward of the Allowance for Credit Losses on Debt Securities

The tables below present a rollforward for 2024 and 2023 of the ACLS on AFS and HTM debt securities:

				ACLS Roll-forward Years Ended December 31,						
			2024					2023		
(in thousands)	**Beginning Balance**	**Provision**	**Charge-offs**	**Recoveries**	**Ending Balance**	Beginning Balance	Provision	Charge-offs	Recoveries	Ending Balance
Available-for-Sale Securities:										
Corporate Bonds	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Held-to-Maturity Securities:										
Corporate Bonds	10	(10)	—	—	—	10	—	—	—	10
Total	$ 10	$ (10)	$ —	$ —	$ —	$ 10	$ —	$ —	$ —	$ 10

The Company decreased the ACLS on its HTM corporate bonds during 2024 based on improved PD and LGD estimates on these bonds. PD and LGD estimates for these bonds were elevated during 2020 due to pandemic-driven economic concerns.

There were no HTM debt securities in nonaccrual status or past due 90 days or more as of December 31, 2024 and 2023. All of the Company's HTM corporate bonds were rated investment grade as of December 31, 2024 and 2023.

There were no HTM debt securities considered collateral dependent as of December 31, 2024 and 2023.

Pledged Debt Securities

Debt securities pledged to secure public deposits, securities sold under agreements to repurchase, and securities held for other purposes, as required or permitted by law are as follows:

Years Ended December 31, (in thousands)	2024	2023
Amortized cost	$ 205,160	$ 106,169
Fair value	199,607	99,530
Carrying amount	199,607	99,530

Equity Securities

There were no material sales of equity securities in 2024 or 2023. During 2022, the Company sold an equity security for $2.2 million and realized a loss of $55,000. The following tables present the carrying value, gross unrealized gains and losses, and fair value of equity securities with readily determinable fair values:

December 31, 2024 (in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Freddie Mac preferred stock	$ —	$ 693	$ —	$ 693
Total equity securities with readily determinable fair values	$ —	$ 693	$ —	$ 693

December 31, 2023 (in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Freddie Mac preferred stock	$ —	$ 174	$ —	$ 174
Total equity securities with readily determinable fair values	$ —	$ 174	$ —	$ 174

For equity securities with readily determinable fair values, the gross realized and unrealized gains and losses recognized in the Company's consolidated statements of income were as follows:

| | Gains (Losses) Recognized on Equity Securities | | | | | |
| | Year Ended December 31, 2024 | | | Year Ended December 31, 2023 | | |
Years Ended December 31, (in thousands)	Realized	Unrealized	Total	Realized	Unrealized	Total
Freddie Mac preferred stock	$ —	$ 519	$ 519	$ —	$ 63	$ 63
Total equity securities with readily determinable fair value	$ —	$ 519	$ 519	$ —	$ 63	$ 63

3.   LOANS HELD FOR SALE

In the ordinary course of business, the Bank originates for sale mortgage loans and consumer loans. Mortgage loans originated for sale are primarily originated and sold into the secondary market through the Bank's Traditional Banking segment, while consumer loans originated for sale are originated and sold through the RCS segment.

Mortgage Loans Held for Sale, at Fair Value

See additional detail regarding mortgage loans originated for sale, at fair value under Footnote 15 "Mortgage Banking Activities" of this section of the filing.

Consumer Loans Held for Sale, at Fair Value

The Bank offers RCS installment loans with terms ranging from 12 to 60 months to borrowers in multiple states. Balances originated under this RCS installment loan program are carried as "held for sale" on the Bank's balance sheet, with the intent to sell generally within sixteen days following the Bank's origination of the loans. Loans originated under this RCS installment loan program are carried at fair value under a fair-value option, with the portfolio marked to market monthly.

Activity for consumer loans held for sale and carried at fair value was as follows:

Years Ended December 31, (in thousands)	2024	2023	2022
Balance, beginning of period	$ 7,914	$ 4,706	$ 19,747
Origination of consumer loans held for sale	151,608	130,185	311,704
Proceeds from the sale of consumer loans held for sale	(158,280)	(130,772)	(333,438)
Net gain on sale of consumer loans held for sale	4,201	3,795	6,693
Balance, end of period	$ 5,443	$ 7,914	$ 4,706

Consumer Loans Held for Sale, at Lower of Cost or Fair Value

RCS originates for sale 90% or 95% of the balances from its line-of-credit products and 100% for some of its healthcare receivables products. Ordinary gains or losses on the sale of these RCS products are reported as a component of "Program fees."

Activity for consumer loans held for sale and carried at the lower of cost or market value was as follows:

Years Ended December 31, (in thousands)	2024	2023	2022
Balance, beginning of period	$ 16,094	$ 13,169	$ 2,937
Origination of consumer loans held for sale	1,080,174	926,810	734,011
Proceeds from the sale of consumer loans held for sale	(1,088,132)	(932,843)	(730,363)
Net gain on sale of consumer loans held for sale	10,496	8,958	6,584
Balance, end of period	$ 18,632	$ 16,094	$ 13,169

4. LOANS AND ALLOWANCE FOR CREDIT LOSSES

The composition of the loan portfolio follows:

December 31, (in thousands)		2024		2023
Traditional Banking:				
Residential real estate:				
Owner-occupied	$	1,032,459	$	1,144,684
Nonowner-occupied		318,096		345,965
Commercial real estate (1)		1,813,177		1,785,289
Construction & land development		244,121		217,338
Commercial & industrial		460,245		464,078
Lease financing receivables		93,304		88,591
Aircraft		226,179		250,051
Home equity		353,441		295,133
Consumer:				
Credit cards		16,464		16,654
Overdrafts		982		694
Automobile loans		1,156		2,664
Other consumer		9,555		7,428
Total Traditional Banking		4,569,179		4,618,569
Warehouse lines of credit*		550,760		339,723
Total Core Banking		5,119,939		4,958,292
Republic Processing Group*:				
Tax Refund Solutions:				
Refund Advances		138,614		103,115
Other TRS commercial & industrial loans		52,180		46,092
Republic Credit Solutions		128,733		132,362
Total Republic Processing Group		319,527		281,569
Total loans**		5,439,466		5,239,861
Allowance for credit losses		(91,978)		(82,130)
Total loans, net	$	5,347,488	$	5,157,731

---

*Identifies loans to borrowers located primarily outside of the Bank's market footprint.
**Total loans are presented inclusive of premiums, discounts and net loan origination fees and costs. See table directly below for expanded detail.
(1) The approximate percentage of Nonowner-occupied CRE loans to total CRE loans was 64%, 63,%, and 61% for 2024, 2023, and 2022. The approximate percentage of Owner-occupied CRE loans to total CRE loans was 36%, 37%, and 39% for 2024, 2023, and 2022.

The following table reconciles the contractually receivable and carrying amounts of loans as of December 31, 2024 and 2023:

December 31, (in thousands)		2024		2023
Contractually receivable	$	5,445,531	$	5,246,621
Unearned income		(2,932)		(2,556)
Unamortized premiums		184		1,060
Unaccreted discounts		(1,619)		(2,533)
Other net unamortized deferred origination (fees) and costs		(1,698)		(2,731)
Carrying value of loans	$	5,439,466	$	5,239,861

Credit Quality Indicators

Bank procedures for assessing and maintaining credit gradings are the same whether a new or renewed loan is being underwritten, or whether an existing loan is being re-evaluated for potential credit quality concerns. The latter usually occurs upon receipt of updated financial information, or other pertinent data, which triggers a review in the loan grade. Specific Bank procedures follow:

- For new and renewed C&I, CRE, and C&D loans, the Bank's CCAD scores and assigns the credit quality grade to the loan.

- Commercial loan officers are responsible for monitoring their respective loan portfolios and reporting any adverse material changes to senior management. When circumstances warrant a review and possible change in the credit quality grade, loan officers are required to notify the Bank's CCAD or Special Asset division (under certain deteriorating circumstances).

- The Special Asset area of the Bank monitors throughout each month the status of all past due loans and classified loans with the respective commercial officers. These meetings are designed to give loan officers an opportunity to identify other existing loans that should be downgraded as well.

- Monthly, members of Executive Management along with managers of Commercial Lending, CCAD, Accounting, Special Assets, and Retail Collections attend a Special Asset Committee meeting. The SAC reviews all loans for the Bank graded Special Mention or worse or loans potentially subject to downgrade into these classifications and discusses the relative trends and current status of these assets. In addition, the SAC reviews all classified and potentially classified residential real estate and home equity loans. SAC also reviews the actions taken by management regarding credit-quality grades, foreclosure mitigation, loan extensions, deferrals, or forbearance, loan modifications, and collateral repossessions. Based on the information reviewed in this meeting, the SAC approves all specific loan loss allocations to be recognized by the Bank within the ACLL analysis.

- All new and renewed warehouse lines of credit are approved by the Executive Loan Committee. The credit area of the Warehouse Lending division initially recommends the credit quality grade for warehouse facilities to ELC, of which ELC may approve or amend. The Bank's internal loan review department is the final authority on a loan's grade and reviews all approved loan grades, which they may approve or amend based on their independent review. Monthly, the CLO reviews warehouse lending activity including data associated with the underlying collateral to the warehouse facilities, i.e., the mortgage loans associated with the balances drawn. Key performance indicators monitored include average days outstanding for each draw, average FICO credit report score for the underlying collateral, average LTV for the underlying collateral and other factors deemed relevant.

On at least an annual basis, the Bank's internal loan review department analyzes all individual loans with outstanding balances greater than $1 million that are internally classified as "Special Mention," "Substandard," "Doubtful," or "Loss." In addition, on an annual basis, the Bank analyzes a sample of "Pass" rated loans.

The Bank categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, public information, and current economic trends. The Bank also considers the fair value of the underlying collateral and the strength and willingness of the guarantor(s). The Bank analyzes loans individually, and based on this analysis, establishes a credit risk rating. The Bank uses the following definitions for risk ratings:

Risk Grade 1 — Excellent (Pass): Loans fully secured by liquid collateral, such as certificates of deposit, reputable bank letters of credit, or other cash equivalents; loans fully secured by publicly traded marketable securities where there is no impediment to liquidation; or loans to any publicly held company with a current long-term debt rating of A or better.

Risk Grade 2 — Good (Pass): Loans to businesses that have strong financial statements containing an unqualified opinion from a Certified Public Accounting firm and at least three consecutive years of profits; loans supported by unaudited financial statements containing strong balance sheets, five consecutive years of profits, a five-year satisfactory relationship with the Bank, and key balance sheet and income statement trends that are either stable or positive; loans that are guaranteed or otherwise backed by the full faith and credit of the U.S. government or an agency thereof, such as the Small Business Administration; or loans to publicly held companies with current long-term debt ratings of Baa or better.

Risk Grade 3 — Satisfactory (Pass): Loans supported by financial statements (audited or unaudited) that indicate average or slightly below average risk and having some deficiency or vulnerability to changing economic conditions; loans with some weakness but offsetting features of other support are readily available; loans that are meeting the terms of repayment, but which may be susceptible to deterioration if adverse factors are encountered.

Risk Grade 4 — Satisfactory/Monitored (Pass): Loans in this category are considered to be acceptable credit quality but contain greater credit risk than Satisfactory loans due to weak balance sheets, marginal earnings or cash flow, or other uncertainties. These loans warrant a higher-than-average level of monitoring to ensure that weaknesses do not advance. The level of risk in a Satisfactory/Monitored loan is within acceptable underwriting guidelines so long as the loan is given the proper level of management supervision. All revolving lines of credit will be placed in this category if a borrowing base is to be implemented as a condition of approval for the loan. Lastly, a start-up business venture will receive this rating due to the lack of any historical financial data.

Risk Grade 5 — Special Mention: Loans that possess some credit deficiency or potential weakness that deserves close attention. Such loans pose an unwarranted financial risk that, if not corrected, could weaken the loan by adversely impacting the future repayment ability of the borrower. The key distinctions of a Special Mention classification are that (1) it is indicative of an unwarranted level of risk and (2) credit weaknesses are considered potential and are not defined impairments to the primary source of repayment.

Purchased with Credit Deterioration Loans — Group 1: To the extent that a PCD loan's performance does not reflect an increased risk of loss of contractual principal beyond the ACLL established as part of its initial day-one evaluation, such loan would be classified in the PCD-1 category, whose credit risk is considered by management equivalent to a non-PCD "Special Mention" loan within the Bank's credit rating matrix.

Purchased with Credit Deterioration Loans — Substandard: If during the Bank's periodic evaluations of its PCD loan portfolio, management deems a PCD-1 loan to have an increased risk of loss of contractual principal beyond the ACLL established as part of its initial day-one evaluation, such loan would be classified PCD-Sub within the Bank's credit risk matrix. Management deems the risk of default and overall credit risk of a PCD-Sub loan to be greater than a PCD-1 loan and more analogous to a non-PCD "Substandard" loan within the Bank's credit rating matrix.

Risk Grade 6 — Substandard: One or more of the following characteristics may be exhibited in loans classified as Substandard:

- Loans that possess a defined credit weakness. The likelihood that a loan will be paid from the primary source of repayment is uncertain. Financial deterioration is under way and very close attention is warranted to ensure that the loan is collected without loss.
- Loans are inadequately protected by the current net worth and paying capacity of the obligor.
- The primary source of repayment is gone, and the Bank is forced to rely on a secondary source of repayment, such as collateral liquidation or guarantees.
- Loans have a distinct possibility that the Bank will sustain some loss if deficiencies are not corrected.
- Unusual courses of action are needed to maintain a high probability of repayment.
- The borrower is not generating enough cash flow to repay loan principal; however, it continues to make interest payments.
- The Bank is forced into a subordinated or unsecured position due to flaws in documentation.
- The Bank is seriously contemplating foreclosure or legal action due to the apparent deterioration in the loan.
- There is significant deterioration in market conditions to which the borrower is highly vulnerable.

Risk Grade 7 — Doubtful: One or more of the following characteristics may be present in loans classified as Doubtful:

- Loans have all of the weaknesses of those classified as Substandard. However, based on existing conditions, these weaknesses make full collection of principal highly improbable.
- The primary source of repayment is gone, and there is considerable doubt as to the quality of the secondary source of repayment.

- The possibility of loss is high but because of certain important pending factors, which may strengthen the loan, loss classification is deferred until the exact status of repayment is known.

Risk Grade 8 — Loss: Loans are considered uncollectible and of such little value that continuing to carry them as assets is not feasible. Loans will be classified "Loss" when it is neither practical nor desirable to defer writing off or reserving all or a portion of a basically worthless asset, even though partial recovery may be possible at some time in the future.

For all real estate and consumer loans, including small-dollar RPG loans, which do not meet the scope above, the Bank uses a grading system based on delinquency and nonaccrual status. Loans that are 80 days or more past due or on nonaccrual are graded Substandard. Occasionally, a real estate loan below scope may be graded as "Special Mention" or "Substandard" if the loan is cross collateralized with a classified C&I or CRE loan.

Purchased loans are accounted for as any other Bank-originated loan, potentially becoming nonaccrual, as well as being risk rated under the Bank's standard practices and procedures. In addition, these loans are considered in the determination of the ACLL once day-one fair values are final.

Management separately monitors PCD loans and no less than quarterly reviews them against the factors and assumptions used in determining day-one fair values. In addition to its quarterly evaluation, a PCD loan is typically reviewed when it is modified or extended, or when information becomes available to the Bank that provides additional insight regarding the loan's performance, the status of the borrower, or the quality or value of the underlying collateral.

If a loan modification is performed on a PCD loan, the loan is transferred out of the PCD population. The loan may require an additional Provision if its restructured cash flows are less than management's initial day-one expectations. PCD loans for which the Bank simply chooses to extend the maturity date are generally not considered loan modifications and remain in the PCD population.

The following tables include loans by segment, risk category, and, for non-revolving loans, origination year. Loan segments and risk categories as of December 31, 2024 remain unchanged from those defined in the Company's Annual Report on Form 10-K for the year ended December 31, 2023. Regarding origination year, loan extensions and renewals are generally considered originated in the year extended or renewed unless the loan is classified as a loan modification. Loan extensions and renewals classified as loan modifications generally receive no change in origination date upon extension or renewal.

(in thousands) As of December 31, 2024	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
	2024	2023	2022	2021	2020	Prior			
Residential real estate owner-occupied:									
Risk Rating									
Pass or not rated	$ 79,874	$ 236,681	$ 181,703	$ 157,834	$ 150,449	$ 191,013	$ —	$ 8,840	$ 1,006,394
Special Mention	—	—	—	—	83	4,343	—	—	4,426
Substandard	875	1,052	2,566	2,806	4,099	10,241	—	—	21,639
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 80,749	$ 237,733	$ 184,269	$ 160,640	$ 154,631	$ 205,597	$ —	$ 8,840	$ 1,032,459
YTD Gross Charge-offs	$ —	$ 10	$ 39	$ 13	$ —	$ —	$ —	$ —	$ 62
Residential real estate nonowner-occupied:									
Risk Rating									
Pass or not rated	$ 15,147	$ 53,718	$ 58,776	$ 69,355	$ 57,310	$ 59,130	$ —	$ 2,431	$ 315,867
Special Mention	—	—	1,795	—	—	20	—	—	1,815
Substandard	—	—	—	—	—	414	—	—	414
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 15,147	$ 53,718	$ 60,571	$ 69,355	$ 57,310	$ 59,564	$ —	$ 2,431	$ 318,096
YTD Gross Charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial real estate:									
Risk Rating									
Pass or not rated	$ 108,927	$ 216,397	$ 331,544	$ 270,291	$ 297,479	$ 310,482	$ 37,894	$ 199,101	$ 1,772,115
Special Mention	1,177	—	5,324	4,832	4,716	23,489	317	—	39,855
Substandard	—	—	—	—	785	422	—	—	1,207
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 110,104	$ 216,397	$ 336,868	$ 275,123	$ 302,980	$ 334,393	$ 38,211	$ 199,101	$ 1,813,177
YTD Gross Charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Construction and land development:									
Risk Rating									
Pass or not rated	$ 52,732	$ 105,616	$ 63,117	$ 15,741	$ 1,689	$ 3,740	$ 1,161	$ —	$ 243,796
Special Mention	—	325	—	—	—	—	—	—	325
Substandard	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 52,732	$ 105,941	$ 63,117	$ 15,741	$ 1,689	$ 3,740	$ 1,161	$ —	$ 244,121
YTD Gross Charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial and industrial:									
Risk Rating									
Pass or not rated	$ 82,096	$ 77,333	$ 63,187	$ 48,621	$ 25,608	$ 25,286	$ 125,002	$ 4,722	$ 451,855
Special Mention	1,225	34	359	2,126	922	2,022	843	—	7,531
Substandard	—	81	73	2	—	333	26	344	859
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 83,321	$ 77,448	$ 63,619	$ 50,749	$ 26,530	$ 27,641	$ 125,871	$ 5,066	$ 460,245
YTD Gross Charge-offs	$ —	$ —	$ 27	$ —	$ —	$ —	$ —	$ —	$ 27
Lease financing receivables:									
Risk Rating									
Pass or not rated	$ 34,335	$ 34,370	$ 15,427	$ 5,759	$ 2,226	$ 451	$ —	$ —	$ 92,568
Special Mention	—	23	46	41	73	48	—	—	231
Substandard	—	115	360	30	—	—	—	—	505
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 34,335	$ 34,508	$ 15,833	$ 5,830	$ 2,299	$ 499	$ —	$ —	$ 93,304
YTD Gross Charge-offs	$ —	$ 45	$ 124	$ —	$ 4	$ 32	$ —	$ —	$ 205
Aircraft:									
Risk Rating									
Pass or not rated	$ 36,972	$ 71,706	$ 40,778	$ 35,652	$ 23,933	$ 16,380	$ —	$ —	$ 225,421
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	312	—	446	—	—	758
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 36,972	$ 71,706	$ 40,778	$ 35,964	$ 23,933	$ 16,826	$ —	$ —	$ 226,179
YTD Gross Charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Home equity:									
Risk Rating									
Pass or not rated	$ —	$ —	$ —	$ —	$ —	$ —	$ 350,828	$ —	$ 350,828
Special Mention	—	—	—	—	—	—	100	—	100
Substandard	—	—	—	—	—	—	2,513	—	2,513
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ —	$ —	$ —	$ —	$ —	$ —	$ 353,441	$ —	$ 353,441
YTD Gross Charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ 64	$ —	$ 64

(in thousands) As of December 31, 2024	Term Loans Amortized Cost Basis by Origination Year (Continued)						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
	2024	2023	2022	2021	2020	Prior			
Consumer:									
Risk Rating									
Pass or not rated	$ 5,156	$ 2,403	$ 240	$ 94	$ 19	$ 1,256	$ 18,426	$ —	$ 27,594
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	556	—	—	—	—	7	—	—	563
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 5,712	$ 2,403	$ 240	$ 94	$ 19	$ 1,263	$ 18,426	$ —	$ 28,157
YTD Gross Charge-offs	$ 828	$ 1,170	$ 2	$ 1	$ —	$ 1	$ 1,103	$ —	$ 3,105
Warehouse:									
Risk Rating									
Pass or not rated	$ —	$ —	$ —	$ —	$ —	$ —	$ 550,760	$ —	$ 550,760
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ —	$ —	$ —	$ —	$ —	$ —	$ 550,760	$ —	$ 550,760
YTD Gross Charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
TRS:									
Risk Rating									
Pass or not rated	$ 190,794	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 190,794
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 190,794	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 190,794
YTD Gross Charge-offs	$ 23,534	$ 9,158	$ —	$ —	$ —	$ —	$ —	$ —	$ 32,692
RCS:									
Risk Rating									
Pass or not rated	$ 8,625	$ 9,954	$ 3,000	$ 295	$ 247	$ 47,383	$ 58,959	$ —	$ 128,463
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	270	—	270
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 8,625	$ 9,954	$ 3,000	$ 295	$ 247	$ 47,383	$ 59,229	$ —	$ 128,733
YTD Gross Charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ 19,239	$ —	$ 19,239
Grand Total:									
Risk Rating									
Pass or not rated	$ 614,658	$ 808,178	$ 757,772	$ 603,642	$ 558,960	$ 655,121	$ 1,143,030	$ 215,094	$ 5,356,455
Special Mention	2,402	382	7,524	6,999	5,794	29,922	1,260	—	54,283
Substandard	1,431	1,248	2,999	3,150	4,884	11,863	2,809	344	28,728
Doubtful	—	—	—	—	—	—	—	—	—
Grand Total	$ 618,491	$ 809,808	$ 768,295	$ 613,791	$ 569,638	$ 696,906	$ 1,147,099	$ 215,438	$ 5,439,466
YTD Gross Charge-offs	$ 24,362	$ 10,383	$ 192	$ 14	$ 4	$ 33	$ 20,406	$ —	$ 55,394

(in thousands) As of December 31, 2023	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
	2023	2022	2021	2020	2019	Prior			
Residential real estate owner-occupied:									
Risk Rating									
Pass or not rated	$ 346,195	$ 200,715	$ 175,030	$ 167,493	$ 59,982	$ 170,402	$ —	$ 2,474	$ 1,122,291
Special Mention	41	—	—	—	—	6,309	—	—	6,350
Substandard	—	2,526	1,885	1,226	1,040	9,366	—	—	16,043
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 346,236	$ 203,241	$ 176,915	$ 168,719	$ 61,022	$ 186,077	$ —	$ 2,474	$ 1,144,684
YTD Gross Charge-offs	$ —	$ 10	$ 16	$ —	$ —	$ —	$ —	$ —	$ 26
Residential real estate nonowner-occupied:									
Risk Rating									
Pass or not rated	$ 63,405	$ 69,827	$ 82,814	$ 47,395	$ 28,416	$ 44,280	$ —	$ 7,597	$ 343,734
Special Mention	170	1,971	—	—	—	26	—	—	2,167
Substandard	—	—	16	—	—	48	—	—	64
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 63,575	$ 71,798	$ 82,830	$ 47,395	$ 28,416	$ 44,354	$ —	$ 7,597	$ 345,965
YTD Gross Charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial real estate:									
Risk Rating									
Pass or not rated	$ 342,658	$ 439,643	$ 351,600	$ 174,093	$ 84,457	$ 179,849	$ 32,491	$ 143,670	$ 1,748,461
Special Mention	23,852	1,020	374	—	3,668	5,330	1,716	—	35,960
Substandard	—	—	—	—	—	868	—	—	868
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 366,510	$ 440,663	$ 351,974	$ 174,093	$ 88,125	$ 186,047	$ 34,207	$ 143,670	$ 1,785,289
YTD Gross Charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Construction and land development:									
Risk Rating									
Pass or not rated	$ 107,827	$ 89,106	$ 16,936	$ 297	$ 125	$ 125	$ 225	$ 2,697	$ 217,338
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 107,827	$ 89,106	$ 16,936	$ 297	$ 125	$ 125	$ 225	$ 2,697	$ 217,338
YTD Gross Charge-offs	—	—	—	—	—	—	—	—	—

(in thousands) As of December 31, 2023	Term Loans Amortized Cost Basis by Origination Year (Continued)						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
	2023	2022	2021	2020	2019	Prior			
Commercial and industrial:									
Risk Rating									
Pass or not rated	$ 140,753	$ 87,497	$ 70,149	$ 13,150	$ 10,175	$ 10,782	$ 120,069	$ 3,968	$ 456,543
Special Mention	349	423	3,473	—	—	1,476	542	—	6,263
Substandard	49	36	3	—	339	—	25	820	1,272
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 141,151	$ 87,956	$ 73,625	$ 13,150	$ 10,514	$ 12,258	$ 120,636	$ 4,788	$ 464,078
YTD Gross Charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Lease financing receivables:									
Risk Rating									
Pass or not rated	$ 45,824	$ 23,956	$ 10,265	$ 4,571	$ 2,344	$ 545	$ —	$ —	$ 87,505
Special Mention	429	30	162	183	27	88	—	—	919
Substandard	—	102	—	—	—	65	—	—	167
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 46,253	$ 24,088	$ 10,427	$ 4,754	$ 2,371	$ 698	$ —	$ —	$ 88,591
YTD Gross Charge-offs	$ 20	$ 113	$ —	$ —	$ —	$ 8	$ —	$ —	$ 141
Aircraft:									
Risk Rating									
Pass or not rated	$ 97,761	$ 55,896	$ 44,721	$ 30,628	$ 14,195	$ 6,850	$ —	$ —	$ 250,051
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 97,761	$ 55,896	$ 44,721	$ 30,628	$ 14,195	$ 6,850	$ —	$ —	$ 250,051
YTD Gross Charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Home equity:									
Risk Rating									
Pass or not rated	$ —	$ —	$ —	$ —	$ —	$ —	$ 292,890	$ —	$ 292,890
Special Mention	—	—	—	—	—	—	235	—	235
Substandard	—	—	—	—	—	—	2,008	—	2,008
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ —	$ —	$ —	$ —	$ —	$ —	$ 295,133	$ —	$ 295,133
YTD Gross Charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ 2	$ —	$ 2
Consumer:									
Risk Rating									
Pass or not rated	$ 3,947	$ 1,194	$ 181	$ 74	$ 1,186	$ 2,234	$ 18,611	$ —	$ 27,427
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	1	12	—	—	13
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 3,947	$ 1,194	$ 181	$ 74	$ 1,187	$ 2,246	$ 18,611	$ —	$ 27,440
YTD Gross Charge-offs	$ 9	$ 11	$ 8	$ —	$ —	$ 7	$ 1,147	$ —	$ 1,182
Warehouse:									
Risk Rating									
Pass or not rated	$ —	$ —	$ —	$ —	$ —	$ —	$ 339,723	$ —	$ 339,723
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ —	$ —	$ —	$ —	$ —	$ —	$ 339,723	$ —	$ 339,723
YTD Gross Charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
TRS:									
Risk Rating									
Pass or not rated (1)	$ 149,207	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 149,207
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—
Total (1)	$ 149,207	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 149,207
YTD Gross Charge-offs (1)	$ 20,418	$ 5,533	$ —	$ —	$ —	$ —	$ —	$ —	$ 25,951
RCS:									
Risk Rating									
Pass or not rated	$ 30,607	$ 7,203	$ 579	$ 454	$ 996	$ 36,372	$ 54,634	$ —	$ 130,845
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	1,517	—	1,517
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 30,607	$ 7,203	$ 579	$ 454	$ 996	$ 36,372	$ 56,151	$ —	$ 132,362
YTD Gross Charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ 13,912	$ —	$ 13,912
Grand Total:									
Risk Rating									
Pass or not rated	$ 1,328,184	$ 975,037	$ 752,275	$ 438,155	$ 201,876	$ 451,439	$ 858,643	$ 160,406	$ 5,166,015
Special Mention	24,841	3,444	4,009	183	3,695	13,229	2,493	—	51,894
Substandard	49	2,664	1,904	1,226	1,380	10,359	3,550	820	21,952
Doubtful	—	—	—	—	—	—	—	—	—
Grand Total	$ 1,353,074	$ 981,145	$ 758,188	$ 439,564	$ 206,951	$ 475,027	$ 864,686	$ 161,226	$ 5,239,861
YTD Gross Charge-offs	$ 20,447	$ 5,667	$ 24	$ —	$ —	$ 15	$ 15,061	$ —	$ 41,214

(1) Loans and YTD Gross Charge-offs have been revised for an immaterial correction into Term Loan categories from a Revolving Loan category as previously reported in the 2023 Annual Report on Form 10-K.

Both the Traditional Banking segment and the RCS segment of the Company have certain classes of loans that are considered to be "subprime" strictly due to the credit score of the borrower at the time of origination.

Traditional Bank loans considered subprime totaled approximately $51 million and $58 million as of December 31, 2024 and 2023. Approximately $34 million and $37 million of the outstanding Traditional Bank subprime loan portfolio as of December 31, 2024 and 2023 were originated for CRA purposes. Management does not consider these loans to possess significantly higher credit risk due to other underwriting qualifications.

The RCS segment originates two short-term line-of-credit products, with the second product introduced in January 2021. The Bank sells 90% or 95% of the balances maintained through these products within three business days of loan origination and retains a 5% or 10% interest. These products are unsecured and made to borrowers with subprime or near prime credit scores. The aggregate outstanding balance held-for-investment for these products totaled $41 million and $36 million as of December 31, 2024 and 2023.

Allowance for Credit Losses

The following tables present the activity in the ACLL by portfolio class for the years ended December 31, 2024, 2023, and 2022:

ACLL Roll-forward
Years Ended December 31,

(in thousands)	2024 Beginning Balance	Provision	Charge-offs	Recoveries	Ending Balance	2023 Beginning Balance	CBank Adjustment*	Provision	Charge-offs	Recoveries	Ending Balance
Traditional Banking:											
Residential real estate:											
Owner-occupied	$ 10,337	$ 450	$ (62)	$ 124	$ 10,849	$ 8,909	$ —	$ 1,303	$ (26)	$ 151	$ 10,337
Nonowner-occupied	3,047	1,089	—	4	4,140	2,831	—	213	—	3	3,047
Commercial real estate	25,830	(3,611)	—	337	22,556	23,739	—	1,997	—	94	25,830
Construction & land development	6,060	2,167	—	—	8,227	4,123	—	1,937	—	—	6,060
Commercial & industrial	4,236	(1,686)	(27)	4	2,527	3,976	—	137	—	123	4,236
Lease financing receivables	1,061	179	(205)	82	1,117	110	216	866	(141)	10	1,061
Aircraft	625	(60)	—	—	565	449	—	176	—	—	625
Home equity	5,501	1,901	(64)	40	7,378	4,628	—	872	(2)	3	5,501
Consumer:											
Credit cards	1,074	489	(256)	72	1,379	996	—	176	(162)	64	1,074
Overdrafts	694	647	(847)	230	724	726	—	667	(896)	197	694
Automobile loans	32	(46)	—	25	11	87	—	(32)	(37)	14	32
Other consumer	501	1,732	(2,002)	52	283	135	—	386	(87)	67	501
Total Traditional Banking	58,998	3,251	(3,463)	970	59,756	50,709	216	8,698	(1,351)	726	58,998
Warehouse lines of credit	847	527	—	—	1,374	1,009	—	(162)	—	—	847
Total Core Banking	59,845	3,778	(3,463)	970	61,130	51,718	216	8,536	(1,351)	726	59,845
Republic Processing Group:											
Tax Refund Solutions:											
Refund Advances	3,929	29,886	(32,555)	8,533	9,793	3,797	—	22,492	(25,823)	3,463	3,929
Other TRS commercial & industrial loans	61	97	(137)	47	68	91	—	67	(128)	31	61
Republic Credit Solutions	18,295	20,625	(19,239)	1,306	20,987	14,807	—	16,529	(13,912)	871	18,295
Total Republic Processing Group	22,285	50,608	(51,931)	9,886	30,848	18,695	—	39,088	(39,863)	4,365	22,285
Total	$ 82,130	$ 54,386	$ (55,394)	$ 10,856	$ 91,978	$ 70,413	$ 216	$ 47,624	$ (41,214)	$ 5,091	$ 82,130

* The net fair value adjustment to ACLL includes an estimate of lifetime credit losses for Purchased Credit Deteriorated loans.

121

	ACLL Roll-forward Year Ended December 31, 2022				
(in thousands)	Beginning Balance	Provision for Credit Loss	Charge-offs	Recoveries	Ending Balance
Traditional Banking:					
Residential real estate:					
Owner-occupied	$ 8,647	$ 181	$ (21)	$ 102	$ 8,909
Nonowner-occupied	2,700	129	—	2	2,831
Commercial real estate	23,769	(308)	(9)	287	23,739
Construction & land development	4,128	(5)	—	—	4,123
Commercial & industrial	3,487	218	—	271	3,976
Lease financing receivables	91	19	—	—	110
Aircraft	357	92	—	—	449
Home equity	4,111	396	—	121	4,628
Consumer:					
Credit cards	934	140	(155)	77	996
Overdrafts	683	866	(1,038)	215	726
Automobile loans	186	(111)	(3)	15	87
Other consumer	314	(151)	(94)	66	135
Total Traditional Banking	49,407	1,466	(1,320)	1,156	50,709
Warehouse lines of credit	2,126	(1,117)	—	—	1,009
Total Core Banking	51,533	349	(1,320)	1,156	51,718
Republic Processing Group:					
Tax Refund Solutions:					
Refund Advances	—	10,471	(11,505)	4,831	3,797
Other TRS commercial & industrial loans	96	(516)	(154)	665	91
Republic Credit Solutions	12,948	12,081	(11,390)	1,168	14,807
Total Republic Processing Group	13,044	22,036	(23,049)	6,664	18,695
Total	$ 64,577	$ 22,385	$ (24,369)	$ 7,820	$ 70,413

The cumulative loss rate used as the basis for the estimate of the Company's ACLL as of December 31, 2024 was primarily based on a static pool analysis of each of the Company's loan pools using the Company's loss experience from 2013 through 2023, supplemented by qualitative factor adjustments for current and forecasted conditions. The Company employs one-year forecasts of unemployment and CRE values within its ACLL model, with reversion to long-term averages following the forecasted period. The Company's ACLL includes estimated losses based on an individual evaluation of loans which are either collateral dependent or which do not share risk characteristics with pooled loans, e.g., Loan Modifications.

Nonperforming Loans and Nonperforming Assets

Detail of nonperforming loans and nonperforming assets and select credit quality ratios follows:

December 31, (in thousands)	2024	2023
Loans on nonaccrual status*	$ 22,619	$ 19,150
Loans past due 90-days-or-more and still on accrual**	141	1,468
Total nonperforming loans	22,760	20,618
Other real estate owned	1,160	1,370
Total nonperforming assets	$ 23,920	$ 21,988
Credit Quality Ratios - Total Company:		
Nonperforming loans to total loans	0.42 %	0.39 %
Nonperforming assets to total loans (including OREO)	0.44	0.42
Nonperforming assets to total assets	0.35	0.33
Credit Quality Ratios - Core Bank:		
Nonperforming loans to total loans	0.44 %	0.39 %
Nonperforming assets to total loans (including OREO)	0.46	0.41
Nonperforming assets to total assets	0.39	0.35

*Loans on nonaccrual status include collateral-dependent loans.
**Loans past due 90-days-or-more and still accruing consist of smaller balance consumer loans.

The following table presents the recorded investment in nonaccrual loans and loans past due 90-days-or-more and still on accrual by class of loans:

December 31, (in thousands)	Nonaccrual		Past Due 90-Days-or-More and Still Accruing Interest*	
	2024	2023	2024	2023
Traditional Banking:				
Residential real estate:				
Owner-occupied	$ 17,331	$ 15,056	$ —	$ —
Nonowner-occupied	81	64	—	—
Commercial real estate	1,223	850	—	—
Construction & land development	—	—	—	—
Commercial & industrial	860	1,221	—	—
Lease financing receivables	147	—	—	—
Aircraft	56	—	—	
Home equity	2,359	1,948	—	—
Consumer:				
Credit cards	—	—	—	—
Overdrafts	—	—	—	—
Automobile loans	5	10	—	—
Other consumer	557	1	—	—
Total Traditional Banking	22,619	19,150	—	—
Warehouse lines of credit	—	—	—	—
Total Core Banking	22,619	19,150	—	—
Republic Processing Group:				
Tax Refund Solutions:				
Refund Advances	—	—	—	—
Other TRS commercial & industrial loans	—	—	—	—
Republic Credit Solutions	—	—	141	1,468
Total Republic Processing Group	—	—	141	1,468
Total	$ 22,619	$ 19,150	$ 141	$ 1,468

* Loans past due 90-days-or-more and still accruing consist of smaller balance consumer loans.

(in thousands)	As of December 31, 2024 Nonaccrual Loans with ACLL	As of December 31, 2024 Nonaccrual Loans without ACLL	As of December 31, 2024 Total Nonaccrual Loans	Year Ended December 31, 2024 Interest Income Recognized on Nonaccrual Loans*
Residential real estate:				
Owner-occupied	**$ 688**	**$ 16,643**	**$ 17,331**	**$ 1,207**
Nonowner-occupied	**25**	**56**	**81**	**15**
Commercial real estate	**704**	**519**	**1,223**	**152**
Construction & land development	**—**	**—**	**—**	**—**
Commercial & industrial	**726**	**134**	**860**	**30**
Lease financing receivables	**—**	**147**	**147**	**—**
Aircraft	**—**	**56**	**56**	**—**
Home equity	**—**	**2,359**	**2,359**	**327**
Consumer	**562**	**—**	**562**	**132**
Total	**$ 2,705**	**$ 19,914**	**$ 22,619**	**$ 1,863**

** Includes interest income for loans on nonaccrual loans as of the beginning of the period that were paid off during the period.*

(in thousands)	As of December 31, 2023 Nonaccrual Loans with ACLL	As of December 31, 2023 Nonaccrual Loans without ACLL	As of December 31, 2023 Total Nonaccrual Loans	Year Ended December 31, 2023 Interest Income Recognized on Nonaccrual Loans*
Residential real estate:				
Owner-occupied	$ 376	$ 14,680	$ 15,056	$ 954
Nonowner-occupied	20	44	64	15
Commercial real estate	850	—	850	191
Construction & land development	—	—	—	—
Commercial & industrial	1,221	—	1,221	26
Lease financing receivables	—	—	—	—
Aircraft	—	—	—	—
Home equity	—	1,948	1,948	184
Consumer	8	3	11	6
Total	$ 2,475	$ 16,675	$ 19,150	$ 1,376

** Includes interest income for loans on nonaccrual as of the beginning of the period that were paid off during the period.*

Nonaccrual loans and loans past due 90-days-or-more and still on accrual both include smaller balance, primarily retail, homogeneous loans. Nonaccrual loans are typically returned to accrual status when all the principal and interest amounts contractually due are brought current and held current for six consecutive months and future contractual payments are reasonably assured. Loan Modifications on nonaccrual status are reviewed for return to accrual status on an individual basis, with additional consideration given to performance under the modified terms.

Delinquent Loans

The following tables present the aging of the recorded investment in loans by class of loans:

December 31, 2024 (dollars in thousands)	30 - 59 Days Delinquent	60 - 89 Days Delinquent	90 or More Days Delinquent*	Total Delinquent**	Total Current	Total
Traditional Banking:						
Residential real estate:						
Owner-occupied	$ 2,320	$ 2,292	$ 2,403	$ 7,015	$ 1,025,444	$ 1,032,459
Nonowner-occupied	—	—	21	21	318,075	318,096
Commercial real estate	—	275	244	519	1,812,658	1,813,177
Construction & land development	—	—	—	—	244,121	244,121
Commercial & industrial	104	15	785	904	459,341	460,245
Lease financing receivables	8	14	53	75	93,229	93,304
Aircraft	—	—	—	—	226,179	226,179
Home equity	714	204	478	1,396	352,045	353,441
Consumer:						
Credit cards	25	3	—	28	16,436	16,464
Overdrafts	163	10	—	173	809	982
Automobile loans	11	—	—	11	1,145	1,156
Other consumer	41	1	1	43	9,512	9,555
Total Traditional Banking	3,386	2,814	3,985	10,185	4,558,994	4,569,179
Warehouse lines of credit	—	—	—	—	550,760	550,760
Total Core Banking	3,386	2,814	3,985	10,185	5,109,754	5,119,939
Republic Processing Group:						
Tax Refund Solutions:						
Refund Advances	—	—	—	—	138,614	138,614
Other TRS commercial & industrial loans	—	—	—	—	52,180	52,180
Republic Credit Solutions	7,915	2,248	141	10,304	118,429	128,733
Total Republic Processing Group	7,915	2,248	141	10,304	309,223	319,527
Total	$ 11,301	$ 5,062	$ 4,126	$ 20,489	$ 5,418,977	$ 5,439,466
Delinquency ratio*	0.21 %	0.09 %	0.08 %	0.38 %		

All loans past due 90-days-or-more, excluding small balance consumer loans, were on nonaccrual status.
**Delinquent status may be determined by either the number of days past due or number of payments past due.
***Represents total loans 30-days-or-more past due by aging category divided by total loans.

December 31, 2023 (dollars in thousands)	30 - 59 Days Delinquent	60 - 89 Days Delinquent	90 or More Days Delinquent*	Total Delinquent**	Total Current	Total
Traditional Banking:						
Residential real estate:						
Owner-occupied	$ 3,396	$ 769	$ 1,638	$ 5,803	$ 1,138,881	$ 1,144,684
Nonowner-occupied	—	—	—	—	345,965	345,965
Commercial real estate	—	—	—	—	1,785,289	1,785,289
Construction & land development	—	—	—	—	217,338	217,338
Commercial & industrial	140	36	1,184	1,360	462,718	464,078
Lease financing receivables	18	—	—	18	88,573	88,591
Aircraft	—	—	—	—	250,051	250,051
Home equity	417	96	254	767	294,366	295,133
Consumer:						
Credit cards	31	4	—	35	16,619	16,654
Overdrafts	129	1	1	131	563	694
Automobile loans	—	—	2	2	2,662	2,664
Other consumer	53	7	—	60	7,368	7,428
Total Traditional Banking	4,184	913	3,079	8,176	4,610,393	4,618,569
Warehouse lines of credit	—	—	—	—	339,723	339,723
Total Core Banking	4,184	913	3,079	8,176	4,950,116	4,958,292
Republic Processing Group:						
Tax Refund Solutions:						
Refund Advances	—	—	—	—	103,115	103,115
Other TRS commercial & industrial loans	—	—	—	—	46,092	46,092
Republic Credit Solutions	9,387	3,061	1,468	13,916	118,446	132,362
Total Republic Processing Group	9,387	3,061	1,468	13,916	267,653	281,569
Total	$ 13,571	$ 3,974	$ 4,547	$ 22,092	$ 5,217,769	$ 5,239,861
Delinquency ratio***	0.25 %	0.08 %	0.09 %	0.42 %		

*All loans past due 90 days-or-more, excluding small-dollar consumer loans, were on nonaccrual status.
**Delinquent status may be determined by either the number of days past due or number of payments past due.
***Represents total loans 30-days-or-more past due divided by total loans.

Collateral-Dependent Loans

The following table presents the amortized cost basis of collateral-dependent loans by class of loans as of December 31, 2024, 2023, and 2022:

(in thousands)	December 31, 2024 Secured by Real Estate	December 31, 2024 Secured by Personal Property	December 31, 2023 Secured by Real Estate	December 31, 2023 Secured by Personal Property	December 31, 2022 Secured by Real Estate	December 31, 2022 Secured by Personal Property
Traditional Banking:						
Residential real estate:						
Owner-occupied	$ 23,116	$ —	$ 18,602	$ —	$ 18,057	$ —
Nonowner-occupied	414	—	64	—	150	—
Commercial real estate	1,210	—	870	—	1,041	—
Construction & land development	—	—	—	—	—	—
Commercial & industrial	859	—	1,273	—	—	—
Lease financing receivables	—	504	—	108	—	—
Aircraft	—	758	—	—	—	210
Home equity	2,513	—	2,008	—	967	—
Consumer	—	563	—	13	—	26
Total Traditional Banking	$ 28,112	$ 1,825	$ 22,817	$ 121	$ 20,215	$ 236

Collateral-dependent loans are generally secured by real estate or personal property. If there is insufficient collateral value to secure the Company's recorded investment in these loans, they are charged down to collateral value less estimated selling costs, when selling costs are applicable. Selling costs range from 10% to 13%, with those percentages based on annual studies performed by the Company.

Loan and Lease Modification Disclosures Pursuant to ASU 2022-02

The following table shows the amortized cost of loans and leases as of December 31, 2024 that were both experiencing financial difficulty and modified during the twelve months ended December 31, 2024, segregated by portfolio segment and type of modification. The following tables shows the amortized cost of loans and leases modified by type. The following tables show the amortized cost of loans and leases modified by type. The average deferral period was three months, the average extension was eight months, the rate reduction and extension combination were an one percent rate reduction with a twelve year extension, as of December 31 , 2024.

| | | | | Amortized Cost Basis of Modified Financing Receivables | | | | | |
| | | | | Years Ended December 31, 2024 | | | | | |
(dollars in thousands)	Loans (#)	Rate Reduction ($)	Loans (#)	Term Extension ($)	Loans (#)	Principal Deferral ($)	Loans	Combination-Term Extension and Rate Reduction
Residential real estate:								
Owner-occupied	—	$ —	—	$ —	1	$ 10	1	$ 150
Nonowner-occupied	—	—	1	263	—	—	—	—
Commercial & industrial	—	—	1	48	2	24	—	—
Aircraft	—	—	—	—	1	390	—	—
Republic Processing Group	—	—	—	—	487	129	—	—
Total Loan Modifications	—	$ —	2	$ 311	491	$ 553	1	$ 150

| | | | | Amortized Cost Basis of Modified Financing Receivables | | | | | |
| | | | | Years Ended December 31, 2023 | | | | | |
(dollars in thousands)	Loans (#)	Rate Reduction ($)	Loans (#)	Term Extension ($)	Loans (#)	Principal Deferral ($)	Loans	Combination-Term Extension and Rate Reduction
Residential real estate:								
Owner-occupied	—	$ —	1	$ 158	14	$ 975	—	$ —
Home equity	—	—	—	—	9	709	—	—
Republic Processing Group	—	—	—	—	199	48	—	—
Total Loan Modifications	—	$ —	1	$ 158	222	$ 1,732	—	$ —

The following tables show the amortized cost of loans and leases as of December 31, 2024 and December 31, 2023 that were both experiencing financial difficulty and modified during the twelve months ended December 31, 2024 and December 31, 2023, segregated by type of modification. The following tables shows the amortized cost of loans and leases modified by type.

	Total Loan Modification by Type			
	Years Ended December 31, 2024			
	Accruing		Nonaccruing	
(dollars in thousands)	Loans (#)	Recorded investment ($)	Loans (#)	Recorded investment ($)
Term extension	1	$ 48	1	$ 263
Principal deferral	491	$ 553	—	$ —
Combination- term extension and rate reduction	—	$ —	1	$ 150
Total Loan Modifications	492	$ 601	2	$ 413

	Total Loan Modification by Type			
	Years Ended December 31, 2023			
	Accruing		Nonaccruing	
(dollars in thousands)	Loans (#)	Recorded investment ($)	Loans (#)	Recorded investment ($)
Term extension	—	$ —	1	$ 158
Principal deferral	199	$ 48	23	$ 1,684
Total Loan Modifications	199	$ 48	24	$ 1,842

The following tables show the percentage of the amortized cost of loans and leases that were modified to borrowers in financial distress as compared to the amortized cost of each segment of financing receivable.

			Accruing Loan Modifications Years Ended December 31, 2024		
(dollars in thousands)	Loans		Amortized Cost Basis	% of Total of Financing Receivable	
Residential real estate:					
Owner occupied	1	$	10	0.00 %	
Nonowner occupied	—		—	—	
Commercial & industrial	3		72	0.02	
Aircraft	1		390	—	
Republic Processing Group	487		129	0.04	
Total Accruing Loan Modifications	492	$	601	NM %	

			Nonaccruing Loan Modifications Years Ended December 31, 2024		
(dollars in thousands)	Loans		Amortized Cost Basis	% of Total of Financing Receivable	
Residential real estate:					
Owner-occupied	1	$	150	0.01 %	
Nonowner occupied	1		263	0.08	
Commercial & industrial	—		—	—	
Aircraft	—		—	—	
Home equity	—		—	—	
Republic Processing Group	—		—	—	
Total Nonaccruing Loan Modifications	2	$	413	0.01 %	

			Years Ended December 31, 2023		
(dollars in thousands)	Loans		Amortized Cost Basis	% of Total of Financing Receivable	
Residential real estate:					
Owner occupied	—	$	—	— %	
Nonowner occupied	—		—	—	
Commercial & industrial	—		—	—	
Aircraft	—		—	—	
Republic Processing Group	199	$	48	0.02	
Total Accruing Loan Modifications	199	$	48	NM %	

			Years Ended December 31, 2023		
(dollars in thousands)	Loans		Amortized Cost Basis	% of Total of Financing Receivable	
Residential real estate:					
Owner-occupied	15	$	1,133	0.10 %	
Nonowner occupied	—		—	—	
Commercial & industrial	—		—	—	
Aircraft	—		—	—	
Home equity	9		709	0.24	
Republic Processing Group	—	$	—	—	
Total Nonaccruing Loan Modifications	24	$	1,842	0.04 %	

There were no commitments to lend additional amounts to the borrowers included in the previous table.

The Company closely monitors the performance of loans and leases that have been modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table shows the performance of such loans and leases that have been modified during the twelve months ended December 31, 2024.

| (in thousands) | Accruing Loan Modifications At December 31, 2024 | | |
	Current	30-89 Days Past Due	90+ Days Past Due
Residential real estate:			
Owner occupied	$ 10	$ —	$ —
Nonowner occupied	—	—	—
Commercial & industrial	72	—	—
Aircraft	390	—	—
Republic Processing Group	129	—	—
Total accruing loan modifications to borrowers experiencing financial difficulty in which modifications were made in the twelve months ended December 31, 2024	$ 601	$ —	$ —

| (in thousands) | Nonaccruing Loan Modifications At December 31, 2024 | | |
	Current	30-89 Days Past Due	90+ Days Past Due
Residential real estate:			
Owner-occupied	$ 150	$ —	$ —
Nonowner occupied	—	—	263
Home equity	—	—	—
Total nonaccruing loan modifications to borrowers experiencing financial difficulty in which modifications were made in the twelve months ended December 31, 2024	$ 150	$ —	$ 263

| (in thousands) | Accruing Loan Modifications At December 31, 2023 | | |
	Current	30-89 Days Past Due	90+ Days Past Due
Residential real estate:			
Owner occupied	$ —	$ —	$ —
Nonowner occupied	—	—	—
Commercial & industrial	—	—	—
Aircraft	—	—	—
Republic Processing Group	48	—	—
Total accruing loan modifications to borrowers experiencing financial difficulty in which modifications were made in the twelve months ended December 31, 2023	$ 48	$ —	$ —

| (in thousands) | Nonaccruing Loan Modifications At December 31, 2023 | | |
	Current	30-89 Days Past Due	90+ Days Past Due
Residential real estate:			
Owner-occupied	$ 856	$ —	277
Nonowner occupied	—	—	—
Home equity	650	34	25
Total nonaccruing loan modifications to borrowers experiencing financial difficulty in which modifications were made in the twelve months ended December 31, 2023	$ 1,506	$ 34	$ 302

There were no modified loans and leases that had a payment default during the twelve months ended December 31, 2024 and were modified in the twelve months prior to that default to borrowers experiencing financial difficulty.

Upon the Company's determination that a modified loan or lease has subsequently been deemed uncollectible, the loan or lease is written off. Therefore, the amortized cost of the loan is reduced by the uncollectible amount and the allowance for loan and lease losses is adjusted by the same amount.

Foreclosures

The following table presents the carrying amount of foreclosed properties held as of December 31, 2024 and 2023 as a result of the Bank obtaining physical possession of such properties:

December 31, (in thousands)	2024		2023	
Commercial real estate	$	1,160	$	1,370
Total other real estate owned	$	1,160	$	1,370

The following table presents the recorded investment in consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceedings were in process according to local requirements of the applicable jurisdiction as of December 31, 2024 and 2023:

December 31, (in thousands)	2024		2023	
Recorded investment in consumer residential real estate mortgage loans in the process of foreclosure	$	1,562	$	1,556

Refund Advances

The Company's TRS segment offered (i) for the 2025 Tax Season, its ERA product during December 2024, (ii) for the 2024 Tax Season, its RA product during the first two months of 2024, and its ERA product during December 2023 and the first two weeks of 2024 and (iii) for the 2023 Tax Season, its RA product during the first two months of 2023, and its ERA product during December 2022 and the first two weeks of 2023. Each year, all unpaid RAs, including ERAs, are charged off by June 30th, and each quarter thereafter, any credits to the Provision for RAs, including ERAs, match the recovery of previously charged-off accounts.

Information regarding RA follows:

			Years Ended December 31,			
(dollars in thousands)		2024		2023		2022
Refund Advances, including ERAs outstanding at December 31, originated	$	909,705	$	840,162	$	408,712
Net charge to the Provision for RAs, including ERAs outstanding at December 31		29,886		22,492		10,471
Provision as a percentage of Ras originated , including ERAs outstanding at December 31		3.29 %		2.68 %		2.56 %
Refund Advances net charge-offs (recoveries)	$	24,022	$	22,360	$	6,674
Refund Advances net charge-offs (recoveries) to total Refund Advances originated		2.64 %		2.66 %		1.63 %

Information regarding ERAs follows:

			Years Ended December 31,			
(dollars in thousands)		2024		2023		2022
Early Season Refund Advances outstanding	$	138,614	$	103,115	$	97,505
Net charge to the Provision for outstanding Early Season Refund Advances		9,793		3,931		3,797
Provision to total Early Season Refund Advances outstanding		7.06 %		3.81 %		3.89 %

5. PREMISES AND EQUIPMENT

A summary of the cost and accumulated depreciation of premises and equipment follows:

December 31, (in thousands)	2024	2023
Land	$ 4,578	$ 4,578
Buildings and improvements	33,222	33,606
Furniture, fixtures and equipment	55,943	55,023
Leasehold improvements	25,824	24,893
Construction in progress	81	34
Total premises and equipment	119,648	118,134
Less: Accumulated depreciation and amortization	87,339	84,723
Premises and equipment, net	$ 32,309	$ 33,411

Depreciation expense related to premises and equipment follows:

Years Ended December 31, (in thousands)	2024	2023	2022
Depreciation expense	$ 6,911	$ 7,063	$ 7,598

6. RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES

The Company records as operating lease liabilities the present value of its required minimum lease payments plus any amounts probable of being owed under a residual value guarantee. Offsetting these operating lease liabilities, the Company records right-of-use assets for the underlying leased property.

As of December 31, 2024, the Company was under 51 separate and distinct operating lease contracts to lease the land and/or buildings for 37 of its offices, with 12 such operating leases contracted with a related party of the Company. As of December 31, 2024, payments on 26 of the Company's operating leases were considered variable because such payments were adjustable based on periodic changes in the Consumer Price Index.

The Company recorded five third-party lease renewals during 2024 with a total right-of-use asset value of $2.2 million and recorded one existing related-party lease renewals during 2024 with a total right-of-use asset value of $5.3 million.

The Company recorded three third-party lease renewals, and recorded five new third-party leases during 2023, with a related total right-of-use asset value of $3.7 million connected to this 2023 activity.

The following table presents information concerning the Company's operating lease expense recorded as a noninterest expense within the category "Occupancy and equipment, net" for years ended December 31, 2024, 2023, and 2022:

Years Ended December 31, (in thousands)	2024	2023	2022
Operating lease expense:			
Related Party:			
Variable lease expense	$ 4,611	$ 4,688	$ 4,831
Fixed lease expense	191	233	207
Third-Party:			
Variable lease expense	1,601	1,464	1,001
Fixed lease expense	1,538	1,566	1,526
Total operating lease expense	$ 7,941	$ 7,951	$ 7,565
Other information concerning operating leases:			
Cash paid for amounts included in the measurement of operating lease liabilities	$ 6,943	$ 6,901	$ 6,847
Cash paid for variable rent payments not included in measurement of operating lease liabilities	603	603	603

The following table presents the weighted average remaining term and weighted average discount rate for the Company's non-short-term operating leases as of December 31, 2024 and 2023:

December 31, (dollars in thousands)	2024	2023
Weighted average remaining term in years	7.32	7.61
Weighted average discount rate	3.08 %	2.30 %

The following table presents a maturity schedule of the Company's operating lease liabilities based on undiscounted cash flows, and a reconciliation of those undiscounted cash flows to the operating lease liabilities recognized on the Company's balance sheet as of December 31, 2024:

Year (in thousands)	Related Party	Third-Party	Total
2025	$ 4,130	$ 2,777	$ 6,907
2026	4,216	2,464	6,680
2027	4,271	2,149	6,420
2028	4,149	1,447	5,596
2029	3,841	955	4,796
Thereafter	8,549	3,226	11,775
Total undiscounted cash flows	$ 29,156	$ 13,018	$ 42,174
Discount applied to cash flows	(3,577)	(1,476)	(5,053)
Total discounted cash flows reported as operating lease liabilities	$ 25,579	$ 11,542	$ 37,121

7. GOODWILL AND CORE DEPOSIT INTANGIBLE ASSETS

A progression of the balance for goodwill follows:

Years Ended December 31, (in thousands)	2024	2023	2022
Beginning of period	$ 40,516	$ 16,300	$ 16,300
Acquired goodwill	—	24,216	—
Impairment	—	—	—
End of period	$ 40,516	$ 40,516	$ 16,300

The goodwill balance relates entirely to the Company's Traditional Banking segment and Core Banking operations.

Impairment exists when a reporting unit's carrying value of goodwill exceeds its fair value. As of December 31, 2024 and 2023, the Company's Core Banking reporting unit had positive equity and the Company elected to perform a qualitative assessment to determine if it was more-likely-than-not that the fair value of the reporting unit exceeded its carrying value, including goodwill. The qualitative assessment indicated that it was not more-likely-than-not that the carrying value of the reporting unit exceeded its fair value.

The Company recorded a $3 million CDI asset in association with its March 15, 2023 CBank acquisition. The gross carrying amount and accumulated amortization of CDI asset follow:

(dollars in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
December 31, 2024			
CDI	$ 2,844	$ (887)	$ 1,957
December 31, 2023			
CDI	$ 2,844	$ (405)	$ 2,439

Changes in the net carrying amount of CDI asset follow:

Years Ended December 31, (in thousands)		2024		2023
Beginning of period	$	2,439	$	—
Added from acquisition		—		2,844
Amortized to expense		(482)		(405)
End of period	$	**1,957**	$	2,439

For the years ending December 31, 2024, 2023, and 2022, aggregate CDI amortization expense follows:

Years Ended December 31, (in thousands)		2024		2023		2022
Core deposit amortization expense	$	**482**	$	405	$	—

Future CDI amortization expense is estimated as follows:

Years (dollars in thousands)		CDI
2025	$	422
2026		371
2027		320
2028		269
2029		217
2030		166
2031		115
2032		77
Total future amortization expense	$	1,957

8.   INTEREST RATE SWAPS

Interest rate swap derivatives are reported at fair value in other assets or other liabilities. The accounting for changes in the fair value of a derivative depends on whether it has been designated and qualifies for hedge accounting as part of a cash flow hedging relationship. For a derivative designated as a cash flow hedge, the effective portion of the derivative's unrealized gain or loss is recorded as a component of other comprehensive income ("OCI"). The amount included in AOCI would be reclassified to current earnings should the hedge no longer be considered effective. Derivatives not designated as hedges are economic derivatives with the gain or loss recognized in current period earnings.

Interest Rate Swaps Used as Cash Flow Hedges

The Bank entered into three interest rate swap agreements ("swaps") during the second quarter of 2024 related to FHLB advances tied to the 1-month SOFR. The counterparty for all three swaps met the Bank's credit standards and the Bank believes that the credit risk inherent in the swap contracts is not significant. As of August 8, 2024 the Bank designated the swaps to be effective for hedge accounting purposes. The Bank expects the hedges to remain fully effective during the remaining term of the swaps.

The following tables reflect information about swaps designated as cash flow hedges as of December 31, 2024 and 2023:

| | | December 31, 2024 | | December 31, 2023 | |
| | | Notional | | Notional | |
(dollars in thousands)	Bank Position	Amount	Fair Value	Amount	Fair Value
Interest rate swaps on FHLB advances - Other liabilities and accrued interest payable	Pay fixed/receive variable	$ 100,000	$ (647)	$ —	$ —
Total		$ 100,000	$ (647)	$ —	$ —

							December 31, 2024		December 31, 2023	
								Unrealized		Unrealized
	Notional	Pay	Receive			Assets /	Gain (Loss)	Assets /	Gain (Loss)
December 31, (in thousands)	Amount	Rate	Rate	Term	Bank Position	(Liabilities)	in AOCI	(Liabilities)	in AOCI
Interest rate swaps on FHLB advances - Other liabilities and accrued interest payable	$ 100,000	4.14 %	1M SOFR	5/2024 - 6/2029	Pay fixed/receive variable	$ 100,000	$ (647)	$ —	$ —
Total	$ 100,000					$ 100,000	$ (647)	$ —	$ —

The following table reflects the total interest expense recorded on these swap transactions in the consolidated statements of income for the years ended December 31, 2024, 2023 and 2022:

Years Ended December 31, (in thousands)	2024	2023	2022
Interest rate swaps on FHLB advances	$ (514)	$ —	$ —
Total interest (benefit) expense on swap transactions	$ (514)	$ —	$ —

The following table presents the net gains (losses) recorded in OCI and the consolidated statements of income relating to the swaps designated as cash flow hedges for the years ended December 31, 2024, 2023 and 2022:

Years Ended December 31, (in thousands)	2024	2023	2022
Gains (losses) recognized in OCI on derivative (effective portion)	$ (133)	$ —	$ —
Gains (losses) reclassified from OCI on derivative (effective portion)	(514)	—	—
Gains (losses) recognized in income on derivative (ineffective portion)	—	—	—

Non-hedge Interest Rate Swaps

The Bank also enters into interest rate swaps to facilitate client transactions and meet their financing needs. Upon entering into these instruments, the Bank enters into offsetting positions in order to minimize the Bank's interest rate risk. These swaps are derivatives, but are not designated as hedging instruments, and therefore changes in fair value are reported in current year earnings.

Interest rate swap contracts involve the risk of dealing with counterparties and their ability to meet contractual terms. When the fair value of a derivative instrument contract is positive, this generally indicates that the counterparty or client owes the Bank, and results in credit risk to the Bank. When the fair value of a derivative instrument contract is negative, the Bank owes the client or counterparty, and therefore, has no credit risk.

A summary of the Bank's interest rate swaps related to clients as of December 31, 2024 and 2023 is included in the following table:

| | | 2024 | | 2023 | |
| | | Notional | | Notional | |
December 31, (in thousands)	Bank Position	Amount	Fair Value	Amount	Fair Value
Interest rate swaps with Bank clients - Other assets and accrued interest receivable	Pay variable/receive fixed	$ 103,707	$ 1,070	$ 120,442	$ 4,066
Interest rate swaps with Bank clients - Other liabilities and accrued interest payable	Pay variable/receive fixed	128,621	(5,518)	95,820	(4,867)
Interest rate swaps with Bank clients - Total	Pay variable/receive fixed	$ 232,328	$ (4,448)	$ 216,262	$ (801)
Offsetting interest rate swaps with institutional swap dealer - Other assets and accrued interest receivable	Pay fixed/receive variable	128,621	5,518	95,820	4,867
Offsetting interest rate swaps with institutional swap dealer - Other liabilities and accrued interest payable	Pay fixed/receive variable	103,707	(1,070)	120,442	(4,066)
Offsetting interest rate swaps with institutional swap dealer - Total	Pay fixed/receive variable	$ 232,328	$ 4,448	$ 216,262	$ 801
Total		**$ 464,656**	**$ —**	**$ 432,524**	**$ —**

The Bank and its counterparties are required to pledge securities or cash as collateral when either party is in a net loss position exceeding $250,000 with the other party. As of December 31, 2024 and 2023, the Bank's counterparties had cash of $4.2 million and $1.9 million pledged to the Bank, which were included in Interest-bearing deposits on the Company's Balance Sheet. Conversely, the Bank had $0 and $1.0 million pledged to its counterparties as of December 31, 2024 and 2023, which were included in Cash and cash equivalents on the Company's Balance Sheet.

9.   DEPOSITS

The composition of the deposit portfolio follows:

December 31, (in thousands)	2024	2023
Core Bank:		
Demand	$ 1,166,517	$ 1,158,051
Money market accounts	1,295,024	1,007,356
Savings	238,596	263,238
Reciprocal money market	212,033	188,078
Individual retirement accounts (1)	34,543	33,793
Time deposits, $250 and over (1)	129,593	101,787
Other certificates of deposit (1)	239,643	225,614
Reciprocal time deposits (1)	80,016	90,857
Wholesale brokered deposits (1)	87,285	88,767
Total Core Bank interest-bearing deposits	3,483,250	3,157,541
Total Core Bank noninterest-bearing deposits	1,123,208	1,239,466
Total Core Bank deposits	4,606,458	4,397,007
Republic Processing Group:		
Wholesale brokered deposits (1)	199,964	199,960
Interest-bearing prepaid card deposits	296,921	—
Money market accounts	22,647	18,664
Total RPG interest-bearing deposits	519,532	218,624
Noninterest-bearing prepaid card deposits	2,842	318,769
Other noninterest-bearing deposits	81,714	118,763
Total RPG noninterest-bearing deposits	84,556	437,532
Total RPG deposits	604,088	656,156
Total deposits	$ 5,210,546	$ 5,053,163

_____

(1)   _Represents time deposits._

As of December 31, 2024, the scheduled maturities and weighted average rate of all time deposits, including brokered and reciprocal certificates of deposit, were as follows:

Years (dollars in thousands)	Principal	Weighted Average Rate
2025	$ 624,381	4.20 %
2026	94,307	5.04
2027	11,062	2.28
2028	17,745	3.96
2029	23,549	3.87
Thereafter	—	—
Total	$ 771,044	4.26

10.   SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase consist of short-term excess funds from correspondent banks, repurchase agreements and overnight liabilities to deposit clients arising from the Bank's treasury management program. While comparable to deposits in their transactional nature, these overnight liabilities to clients are in the form of repurchase agreements. Repurchase agreements collateralized by securities are treated as financings; accordingly, the securities involved with the agreements are recorded as assets and are held by a safekeeping agent and the obligations to repurchase the securities are reflected as liabilities. Should the fair value of currently pledged securities fall below the associated repurchase agreements, the Bank would be required to pledge additional securities. To mitigate the risk of under collateralization, the Bank typically pledges at least two percent more in securities than the associated repurchase agreements. All such securities are under the Bank's control.

As of December 31, 2024 and 2023, all securities sold under agreements to repurchase had overnight maturities. Additional information regarding securities sold under agreements to repurchase and other short-term borrowings follows:

December 31, (dollars in thousands)		2024		2023
Outstanding balance at end of period	$	103,318	$	97,618
Weighted average interest rate at end of period		0.53 %		0.50 %
Fair value of securities pledged:				
U.S. Treasury securities and U.S. Government agencies	$	151,972	$	99,530
Total securities pledged	$	151,972	$	99,530

Additional information regarding securities sold under agreements to repurchase for the years ended December 31, 2024, 2023, and 2022 follows:

Years Ended December 31, (in thousands)		2024		2023		2022
Average outstanding balance during the period	$	101,680	$	134,632	$	265,188
Weighted average interest rate during the period		0.54 %		0.43 %		0.15 %
Maximum outstanding at any month end during the period	$	322,074	$	311,035	$	303,315

11.   FEDERAL HOME LOAN BANK ADVANCES

As of December 31, 2024 and 2023, FHLB advances were as follows:

December 31, (in thousands)		2024		2023
Overnight advances	$	25,000	$	110,000
Fixed interest rate advances		370,000		270,000
Total FHLB advances	$	395,000	$	380,000

Each FHLB advance is payable at its maturity date, with a prepayment penalty for fixed rate advances that are paid off earlier than maturity.

FHLB advances are collateralized by a blanket pledge of eligible real estate loans. As of December 31, 2024 and 2023, Republic had available borrowing capacity of $755 million and $730 million, respectively, from the FHLB. In addition to its borrowing capacity with the FHLB, Republic also had unsecured lines of credit totaling $100 million, available through various other financial institutions as of December 31, 2024 and 2023.

Aggregate future principal payments on FHLB advances based on contractual maturity and the weighted average cost of such advances, are detailed below:

Year (dollars in thousands)	Principal	Weighted Average Rate
2025	$ 125,000	4.55 %
2026	30,000	4.82
2027	80,000	4.01
2028	160,000	4.39
Total	$ 395,000	4.40 %

As more fully disclosed in *Footnote 8 "Interest Rate Swaps"* in this section of the filing, the Bank elected to extend $100 million of FHLB borrowings during May and June of 2024 through a third-party, fixed rate swap to take advantage of the inverted yield curve and lower its overall borrowing costs. As a result of this swap, the Bank was able to lock in an annualized cost of 4.42% for this $100 million over a five-year term. The total weighted average cost of all advances, including the impact of any corresponding swaps, is 4.36%.

Information regarding overnight FHLB advances follows:

December 31, (dollars in thousands)	2024	2023
Outstanding balance at end of period	$ 25,000	$ 110,000
Weighted average interest rate at end of period	4.45 %	5.38 %

Years Ended December 31, (dollars in thousands)	2024	2023	2022
Average outstanding balance during the period	$ 71,981	$ 197,185	$ 4,630
Weighted average interest rate during the period	5.47 %	5.06 %	0.53 %
Maximum outstanding at any month end during the period	$ 760,000	$ 485,000	$ 75,000

The following table illustrates real estate loans pledged to collateralize advances and letters of credit with the FHLB:

December 31, (in thousands)	2024	2023
First-lien, single family residential real estate	$ 1,177,113	$ 1,345,752
Home equity lines of credit	312,168	266,389
Multi-family commercial real estate	94,334	133,565
Commercial real estate	330,911	—

12. OFF BALANCE SHEET RISKS, COMMITMENTS AND CONTINGENT LIABILITIES

Commitments to Extend Credit

The Company, in the normal course of business, is party to financial instruments with off balance sheet risk. These financial instruments primarily include commitments to extend credit and standby letters of credit. The contract or notional amounts of these instruments reflect the potential future obligations of the Company pursuant to those financial instruments. Creditworthiness for all instruments is evaluated on a case-by-case basis in accordance with the Company's credit policies. Collateral from the client may be required based on the Company's credit evaluation of the client and may include business assets of commercial clients, as well as personal property and real estate of individual clients or guarantors.

The Company also extends binding commitments to clients and prospective clients. Such commitments assure a borrower of financing for a specified period of time at a specified rate. The risk to the Company under such loan commitments is limited by the terms of the contracts. For example, the Company may not be obligated to advance funds if the client's financial condition deteriorates or if the client fails to meet specific covenants.

An approved but unfunded loan commitment represents a potential credit risk and a liquidity risk, since the Company's client(s) may demand immediate cash that would require funding. In addition, unfunded loan commitments represent interest rate risk as market interest rates may rise above the rate committed to the Company's client. Since a portion of these loan commitments normally expire unused, the total amount of outstanding commitments at any point in time may not require future funding.

The following table presents the Company's commitments, exclusive of Mortgage Banking loan commitments for each year ended:

December 31, (in thousands)	2024	2023
Unused warehouse lines of credit	$ 404,240	$ 623,277
Unused home equity lines of credit	478,040	446,006
Unused loan commitments - other	1,093,990	1,159,284
Standby letters of credit	11,282	11,012
Total commitments	**$ 1,987,552**	**$ 2,239,579**

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a client to a third party. The terms and risk of loss involved in issuing standby letters of credit are similar to those involved in issuing loan commitments and extending credit. In addition to credit risk, the Company also has liquidity risk associated with standby letters of credit because funding for these obligations could be required immediately. The Company does not deem this risk to be material.

The following tables present a rollforward of the ACLC for years ended December 31, 2024 and 2023:

	ACLC Roll-forward Years Ended December 31,									
	2024					2023				
(in thousands)	Beginning Balance	Provision	Charge-offs	Recoveries	Ending Balance	Beginning Balance	Provision	Charge-offs	Recoveries	Ending Balance
Loan Commitments										
Unused warehouse lines of credit	$ 116	$ (37)	$ —	$ —	$ 79	$ 190	$ (74)	$ —	$ —	$ 116
Unused home equity lines of credit	55	128	—	—	183	332	(277)	—	—	55
Unused construction lines of credit	820	(143)	—	—	677	384	436	—	—	820
Unused RCS lines of credit	—	300	—	—	300	—	—	—	—	—
Unused loan commitments - other	349	(98)	—	—	251	344	5	—	—	349
Total	$ 1,340	$ 150	$ —	$ —	$ 1,490	$ 1,250	$ 90	$ —	$ —	$ 1,340

The Company increased its ACLC $150,000 during 2024 driven by an increase in provision of $300,000 for an increase in unused RCS lines of credit partially offset by the ACLC at the Core Bank decreasing $150,000 primarily due to a year over year decrease in unused commitments.

13. STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL MATTERS

Common Stock — The Company's Class A Common shares are entitled to cash dividends equal to 110% of the cash dividend paid per share on Class B Common Stock. Class A Common shares have one vote per share and Class B Common shares have ten votes per share. Class B Common shares may be converted, at the option of the holder, to Class A Common shares on a share-for-share basis. The Class A Common shares are not convertible into any other class of Republic's capital stock.

Dividend Restrictions — The Parent Company's principal source of funds for dividend payments are dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid to the Parent Company by the Bank without prior approval of the respective states' banking regulators. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year's net profits, combined with the retained net profits of the preceding two years. As of January 1, 2025, the Bank could, without prior approval, declare dividends of approximately $95 million. Any payment of dividends in the future will depend, in large part, on the Company's earnings, capital requirements, financial condition, and other factors considered relevant by the Company's Board of Directors.

Regulatory Capital Requirements — The Parent Company and the Bank are subject to various regulatory capital requirements administered by banking regulators. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Republic's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Parent Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items, as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. As of December 31, 2024 and 2023, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

For prompt corrective action, the regulations in accordance with Basel III define "well capitalized" as a 10.0% Total Risk-Based Capital ratio, a 6.5% Common Equity Tier 1 Risk-Based Capital ratio, an 8.0% Tier 1 Risk-Based Capital ratio, and a 5.0% Tier 1 Leverage ratio. Additionally, in order to avoid limitations on capital distributions, including dividend payments and certain discretionary bonus payments to executive officers, the Company and Bank must hold a capital conservation buffer of 2.5% composed of Common Equity Tier 1 Risk-Based Capital above their minimum risk-based capital requirements.

(dollars in thousands)	Actual Amount	Ratio	Minimum Requirement for Capital Adequacy Purposes Amount	Ratio	Minimum Requirement to be Well Capitalized Under Prompt Corrective Action Provisions Amount	Ratio
As of December 31, 2024						
Total capital to risk-weighted assets						
Republic Bancorp, Inc.	$ 1,042,149	16.98 %	$ 490,967	8.00 %	NA	NA
Republic Bank & Trust Company	989,800	16.14	490,567	8.00	$ 613,209	10.00 %
Common equity tier 1 capital to risk-weighted assets						
Republic Bancorp, Inc.	965,243	15.73	276,169	4.50	NA	NA
Republic Bank & Trust Company	912,968	14.89	275,944	4.50	398,586	6.50
Tier 1 (core) capital to risk-weighted assets						
Republic Bancorp, Inc.	965,243	15.73	368,225	6.00	NA	NA
Republic Bank & Trust Company	912,968	14.89	367,925	6.00	490,567	8.00
Tier 1 leverage capital to average assets						
Republic Bancorp, Inc.	965,243	14.07	274,384	4.00	NA	NA
Republic Bank & Trust Company	912,968	13.29	274,789	4.00	343,486	5.00

(dollars in thousands)	Actual Amount	Ratio	Minimum Requirement for Capital Adequacy Purposes Amount	Ratio	Minimum Requirement to be Well Capitalized Under Prompt Corrective Action Provisions Amount	Ratio
As of December 31, 2023						
Total capital to risk-weighted assets						
Republic Bancorp, Inc.	$ 968,844	16.10 %	$ 481,522	8.00 %	NA	NA
Republic Bank & Trust Company	931,923	15.50	481,147	8.00	$ 601,433	10.00 %
Common equity tier 1 capital to risk-weighted assets						
Republic Bancorp, Inc.	893,658	14.85	270,856	4.50	NA	NA
Republic Bank & Trust Company	856,744	14.25	270,645	4.50	390,932	6.50
Tier 1 (core) capital to risk-weighted assets						
Republic Bancorp, Inc.	893,658	14.85	361,141	6.00	NA	NA
Republic Bank & Trust Company	856,744	14.25	360,860	6.00	481,147	8.00
Tier 1 leverage capital to average assets						
Republic Bancorp, Inc.	893,658	13.89	257,442	4.00	NA	NA
Republic Bank & Trust Company	856,744	13.25	258,697	4.00	323,371	5.00

14.   FAIR VALUE

Fair value represents the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Bank used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:

Available-for-sale debt securities: Except for the Bank's U.S. Treasury securities, its private label mortgage-backed security, and its TRUP investment, the fair value of AFS debt securities is typically determined by matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs).

The Bank's U.S. Treasury securities are based on quoted market prices (Level 1 inputs) and considered highly liquid.

The Bank's private label mortgage-backed security remains illiquid, and as such, the Bank classifies this security as a Level 3 security in accordance with ASC Topic 820, *Fair Value Measurement*. Based on this determination, the Bank utilized an income valuation model (present value model) approach in determining the fair value of this security.

See in this section of the filing under Footnote 2 "Investment Securities" for additional discussion regarding the Bank's private label mortgage-backed security.

The Company acquired its TRUP investment in 2015 and considered the most recent bid price for the same instrument to approximate market value as of December 31, 2024. The Company's TRUP investment is considered highly illiquid and also valued using Level 3 inputs, as the most recent bid price for this instrument is not always considered generally observable.

Equity securities with readily determinable fair value: Quoted market prices in an active market are available for the Bank's CRA mutual fund investment and fall within Level 1 of the fair value hierarchy.

The fair value of the Company's Freddie Mac preferred stock is determined based on market prices of similar securities, as described above (Level 2 inputs).

Mortgage loans held for sale, at fair value: The fair value of mortgage loans held for sale is determined using quoted secondary market prices. Mortgage loans held for sale are classified as Level 2 in the fair value hierarchy.

Consumer loans held for sale, at fair value: The fair value for these loans is based on contractual sales terms, Level 3 inputs.

Mortgage Banking derivatives: Mortgage banking derivatives used in the ordinary course of business primarily consist of mandatory forward sales contracts ("forward contracts") and interest rate lock loan commitments. The fair value of the Bank's derivative instruments is primarily measured by obtaining pricing from broker-dealers recognized to be market participants. The pricing is derived from market observable inputs that can generally be verified and do not typically involve significant judgment by the Bank. Forward contracts and rate lock loan commitments are classified as Level 2 in the fair value hierarchy.

Interest rate swap agreements: Interest rate swaps are recorded at fair value on a recurring basis. The Company values its interest rate swaps using a third-party valuation service and classifies such valuations as Level 2. Valuations of these interest rate swaps are also received from the relevant dealer counterparty and validated against the Company's calculations. The Company has considered counterparty credit risk in the valuation of its interest rate swap assets and has considered its own credit risk in the valuation of its interest rate swap liabilities.

Collateral-dependent loans: Collateral-dependent loans generally reflect partial charge-downs to their respective fair value, which is commonly based on recent real estate appraisals or BPOs. These appraisals or BPOs may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the process by the independent experts to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Non-real estate collateral may be valued using an appraisal, net book value per the borrower's financial statements or aging reports, adjusted or discounted based on management's historical knowledge, changes in market conditions from the time of the valuation, and management's expertise and knowledge of the client and client's business, resulting in a Level 3 fair value classification. Collateral-dependent loans are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

Other real estate owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals or BPOs. These appraisals or BPOs may utilize a single approach or a combination of approaches, including comparable sales and the income approach. Adjustments are routinely made in the process by the independent experts to adjust for differences between the comparable sales and income data available. Such adjustments may be significant and typically result in a Level 3 classification of the inputs for determining fair value.

Appraisals for collateral-dependent loans, impaired premises and other real estate owned are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by the Bank. Once the appraisal is received, a member of the Bank's CCAD reviews the assumptions and approaches utilized in the appraisal, as well as the overall resulting fair value in comparison with independent data sources, such as recent market data or industry-wide statistics. On at least an annual basis, the Bank performs a back test of collateral appraisals by comparing actual selling prices on recent collateral sales to the most recent appraisal of such collateral. Back tests are performed for each collateral class, e.g., residential real estate or commercial real estate, and may lead to additional adjustments to the value of unliquidated collateral of similar class.

Mortgage servicing rights: At least quarterly, MSRs are evaluated for impairment based upon the fair value of the MSRs as compared to carrying amount. If the carrying amount of an individual tranche exceeds fair value, impairment is recorded, and the respective individual tranche is carried at fair value. If the carrying amount of an individual tranche does not exceed fair value, impairment is reversed if previously recognized and the carrying value of the individual tranche is based on the amortization method. The valuation model utilizes assumptions that market participants would use in estimating future net servicing income and can generally be validated against available market data (Level 2).

Assets and liabilities measured at fair value on a **recurring basis**, including financial assets and liabilities for which the Bank has elected the fair value option, are summarized below:

(in thousands)	Fair Value Measurements at December 31, 2024 Using:			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Financial assets:				
Available-for-sale debt securities:				
U.S. Treasury securities and U.S. Government agencies	$ 84,775	$ 304,311	$ —	$ 389,086
Private label mortgage-backed security	—	—	1,550	1,550
Mortgage-backed securities - residential	—	168,233	—	168,233
Collateralized mortgage obligations	—	19,243	—	19,243
Corporate bonds	—	2,009	—	2,009
Trust preferred security	—	—	4,034	4,034
Total available-for-sale debt securities	$ 84,775	$ 493,796	$ 5,584	$ 584,155
Equity securities with readily determinable fair value:				
Freddie Mac preferred stock	$ —	$ 693	$ —	$ 693
Total equity securities with readily determinable fair value	$ —	$ 693	$ —	$ 693
Mortgage loans held for sale	$ —	$ 8,312	$ —	$ 8,312
Consumer loans held for sale	—	—	5,443	5,443
Rate lock commitments	—	223	—	223
Mandatory forward contracts	—	70	—	70
Interest rate swap agreements - Bank clients and institutional swap dealer	—	6,588	—	6,588
Financial liabilities:				
Interest rate swap agreements - Bank clients and institutional swap dealer	$ —	$ 6,588	$ —	$ 6,588
Interest rate swap agreements on FHLB advances	—	647	—	647

	Fair Value Measurements at December 31, 2023 Using:			
(in thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Financial assets:				
Available-for-sale debt securities:				
U.S. Treasury securities and U.S. Government agencies	$ 177,784	$ 229,249	$ —	$ 407,033
Private label mortgage-backed security	—	—	1,773	1,773
Mortgage-backed securities - residential	—	154,710	—	154,710
Collateralized mortgage obligations	—	21,659	—	21,659
Corporate bonds	—	2,020	—	2,020
Trust preferred security	—	—	4,118	4,118
Total available-for-sale debt securities	$ 177,784	$ 407,638	$ 5,891	$ 591,313
Equity securities with readily determinable fair value:				
Freddie Mac preferred stock	$ —	$ 174	$ —	$ 174
Total equity securities with readily determinable fair value	$ —	$ 174	$ —	$ 174
Mortgage loans held for sale	$ —	$ 3,227	$ —	$ 3,227
Consumer loans held for sale	—	—	7,914	7,914
Rate lock commitments	—	243	—	243
Interest rate swap agreements - Bank clients and institutional swap dealer	—	8,933	—	8,933
Financial liabilities:				
Mandatory forward contracts	$ —	$ 61	$ —	$ 61
Interest rate swap agreements - Bank clients and institutional swap dealer	—	8,933	—	8,933

All transfers between levels are generally recognized at the end of each quarter. There were no transfers into or out of Level 1, 2 or 3 assets during the years ended December 31, 2024 and 2023.

Private Label Mortgage-Backed Security

The following table presents a reconciliation of the Bank's private label mortgage-backed security measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

(in thousands)	2024	2023	2022
Balance, beginning of period	$ 1,773	$ 2,127	$ 2,731
Total gains or losses included in earnings:			
Net change in unrealized gain (loss)	99	46	(29)
Principal paydowns	(322)	(400)	(575)
Balance, end of period	$ 1,550	$ 1,773	$ 2,127

The fair value of the Bank's single private label mortgage-backed security is supported by analysis prepared by an independent third party. The third party's approach to determining fair value involved several steps: 1) detailed collateral analysis of the underlying mortgages, including consideration of geographic location, original loan-to-value, and the weighted average FICO score of the borrowers; 2) collateral performance projections for each pool of mortgages underlying the security (probability of default, severity of default, and prepayment probabilities) and 3) discounted cash flow modeling.

The significant unobservable inputs in the fair value measurement of the Bank's single private label mortgage-backed security are prepayment rates, probability of default, and loss severity in the event of default. Significant fluctuations in any of those inputs in isolation would result in a significantly different fair value measurement.

The following tables present quantitative information about recurring Level 3 fair value measurements as of December 31, 2024 and 2023:

December 31, 2024 (dollars in thousands)	Fair Value	Valuation Technique	Unobservable Inputs	Range (1)
Private label mortgage-backed security	**$ 1,550**	**Discounted cash flow**	**(1) Constant prepayment rate**	**1.5% - 2.6%**
			(2) Probability of default	**0.5% - 9.1%**
			(3) Loss severity	**25%**

(1) The bank owns one private label mortgage-back security; therefore, the range presented is equivalent to the weighted average range.

December 31, 2023 (dollars in thousands)	Fair Value	Valuation Technique	Unobservable Inputs	Range (1)
Private label mortgage-backed security	$ 1,773	Discounted cash flow	(1) Constant prepayment rate	3.9% - 4.5%
			(2) Probability of default	1.8% - 9.4%
			(3) Loss severity	25% - 35%

(1) The bank owns one private label mortgage-back security; therefore, the range presented is equivalent to the weighted average range.

Trust Preferred Security

The Company invested in its TRUP in November 2015. The following table presents a reconciliation of the Company's TRUP measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ending December 31, 2024, 2023, and 2022:

Years Ended December 31, (in thousands)	2024	2023	2022
Balance, beginning of period	$ 4,118	$ 3,855	$ 3,847
Total gains or losses included in earnings:			
Discount accretion	62	59	57
Net change in unrealized gain (loss)	(146)	204	(49)
Balance, end of period	$ 4,034	$ 4,118	$ 3,855

The fair value of the Company's TRUP investment is based on the most recent bid price for this instrument, as provided by a third-party broker.

Mortgage Loans Held for Sale

The Bank has elected the fair value option for mortgage loans held for sale. These loans are intended for sale and the Bank believes that the fair value is the best indicator of the resolution of these loans. Interest income is recorded based on the contractual terms of the loans and in accordance with Bank policy for such instruments. None of these loans were past due 90-days-or-more or on nonaccrual as of December 31, 2024 and 2023.

As of December 31, 2024 and 2023, the aggregate fair value, contractual balance (including accrued interest), and unrealized gain was as follows:

December 31, (in thousands)	2024	2023
Aggregate fair value	$ 8,312	$ 3,227
Contractual balance	8,117	3,168
Unrealized gain	195	59

The total amount of gains and losses from changes in fair value of mortgage loans held for sale included in earnings for 2024, 2023, and 2022 are presented in the following table:

Years Ended December 31, (in thousands)	2024	2023	2022
Interest income	$ 627	$ 282	$ 519
Change in fair value	136	22	(688)
Total included in earnings	$ 763	$ 304	$ (169)

Consumer Loans Held for Sale

RCS carries loans originated through its installment loan program at fair value. Interest income is recorded based on the contractual terms of the loan and in accordance with Bank policy for such instruments. None of these loans were past due 90-days-or-more or on nonaccrual as of December 31, 2024 and 2023.

The significant unobservable inputs in the fair value measurement of the Bank's short-term installment loans are the net contractual premiums and level of loans sold at a discount price. Significant fluctuations in any of those inputs in isolation would result in a significantly lower/higher fair value measurement.

The following table presents quantitative information about recurring Level 3 fair value measurement inputs for installment loans:

December 31, 2024 (dollars in thousands)	Fair Value	Valuation Technique	Unobservable Inputs	Rate
Consumer loans held for sale	$ 5,443	Contract Terms	(1) Net Premium	0.15%
			(2) Discounted Sales	10.00%

December 31, 2023 (dollars in thousands)	Fair Value	Valuation Technique	Unobservable Inputs	Rate
Consumer loans held for sale	$ 7,914	Contract Terms	(1) Net Premium	0.15%
			(2) Discounted Sales	10.00%

The aggregate fair value, contractual balance, and unrealized gain on consumer loans held for sale, at fair value, were as follows:

December 31, (in thousands)	2024	2023
Aggregate fair value	$ 5,443	$ 7,914
Contractual balance	5,476	7,964
Unrealized loss	(33)	(50)

The total amount of net gains from changes in fair value included in earnings for consumer loans held for sale, at fair value, are presented in the following table:

Years Ended December 31, (in thousands)	2024		2023		2022
Interest income	$ 5,025	$	4,242	$	9,970
Change in fair value	17		(22)		(142)
Total included in earnings	$ 5,042	$	4,220	$	9,828

Assets measured at fair value on a **non-recurring basis** are summarized below:

	Fair Value Measurements at December 31, 2024 Using:			
(in thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Collateral-dependent loans:				
Residential real estate:				
Owner-occupied	$ —	$ —	$ 201	$ 201
Total collateral-dependent loans*	$ —	$ —	$ 201	$ 201
Other real estate owned:				
Commercial real estate	$ —	$ —	$ 1,160	$ 1,160
Total other real estate owned	$ —	$ —	$ 1,160	$ 1,160

	Fair Value Measurements at December 31, 2023 Using:			
(in thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Collateral-dependent loans:				
Residential real estate:				
Owner-occupied	$ —	$ —	$ 1,580	$ 1,580
Commercial real estate	—	—	795	795
Home equity	—	—	104	104
Total collateral-dependent loans*	$ —	$ —	$ 2,479	$ 2,479
Other real estate owned:				
Residential real estate	$ —	$ —	$ 1,370	$ 1,370
Total other real estate owned	$ —	$ —	$ 1,370	$ 1,370

The difference between the carrying value and the fair value of collateral dependent or impaired loans measured at fair value is reconciled in a subsequent table of this Footnote.

The following tables present quantitative information about Level 3 fair value measurements for financial instruments measured at fair value on a **non-recurring basis** as of December 31, 2024 and 2023:

December 31, 2024 (dollars in thousands)	Fair Value		Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Collateral-dependent loans - residential real estate owner-occupied	$	201	Appraisal	Appraisal discounts	3% (3%)
Other real estate owned - commercial real estate	$	1,160	Appraisal	Appraisal discounts	57% (57%)

December 31, 2023 (dollars in thousands)	Fair Value		Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Collateral-dependent loans - residential real estate owner-occupied	$	1,580	Sales comparison approach	Adjustments determined for differences between comparable sales	0% - 27% (4%)
Collateral-dependent loans - commercial real estate	$	795	Sales comparison approach	Adjustments determined for differences between comparable sales	11% (11%)
Collateral-dependent loans - home equity	$	104	Sales comparison approach	Adjustments determined for differences between comparable sales	5% (5%)
Other real estate owned - commercial real estate	$	1,370	Sales comparison approach	Adjustments determined for differences between comparable sales	39% (39%)

Collateral Dependent Loans

Collateral-dependent loans are generally measured for loss using the fair value for reasonable disposition of the underlying collateral. The Bank's practice is to obtain new or updated appraisals or BPOs on the loans subject to the initial review and then to evaluate the need for an update to this value on an as necessary or possibly annual basis thereafter (depending on the market conditions impacting the value of the collateral). The Bank may discount the valuation amount as necessary for selling costs and past due real estate taxes. If a new or updated appraisal or BPO is not available at the time of a loan's loss review, the Bank may apply a discount to the existing value of an old valuation to reflect the property's current estimated value if it is believed to have deteriorated in either: (i) the physical or economic aspects of the subject property or (ii) material changes in market conditions. The review generally results in a partial charge-off of the loan if fair value, less selling costs, are below the loan's carrying value. Collateral-dependent loans are valued within Level 3 of the fair value hierarchy.

Years Ended December 31, (in thousands)	2024		2023		2022	
Provision on collateral-dependent loans	$	13	$	(4)	$	7

Other Real Estate Owned

Other real estate owned, which is carried at the lower of cost or fair value, is periodically assessed for impairment based on fair value at the reporting date. Fair value is determined from external appraisals or BPOs using judgments and estimates of external professionals. Many of these inputs are not observable and, accordingly, these measurements are classified as Level 3.

Details of other real estate owned carrying value and write downs follow:

December 31, (in thousands)	2024		2023		2022	
Other real estate owned carried at fair value	$	1,160	$	1,370	$	1,581
Total carrying value of other real estate owned	$	1,160	$	1,370	$	1,581
Other real estate owned write-downs during the years ended	$	210	$	211	$	211

Financial Instruments

The carrying amounts and estimated exit price fair values of financial instruments, as of December 31, 2024 and 2023 follow:

(in thousands)	Carrying Value	Fair Value Measurements at December 31, 2024:			
		Level 1	Level 2	Level 3	Total Fair Value
Assets:					
Cash and cash equivalents	$ 432,151	$ 432,151	$ —	$ —	$ 432,151
Available-for-sale debt securities	584,155	84,775	493,796	5,584	584,155
Held-to-maturity debt securities	10,778	—	10,735	—	10,735
Equity securities with readily determinable fair values	693	—	693	—	693
Mortgage loans held for sale, at fair value	8,312	—	8,312	—	8,312
Consumer loans held for sale, at fair value	5,443	—	—	5,443	5,443
Consumer loans held for sale, at the lower of cost or fair value	18,632	—	—	18,714	18,714
Loans, net	5,347,488	—	—	5,209,571	5,209,571
Federal Home Loan Bank stock	24,478	—	—	—	NA
Accrued interest receivable	20,128	—	20,128	—	20,128
Mortgage servicing rights	6,975	—	17,159	—	17,159
Rate lock commitments	223	—	223	—	223
Mandatory forward contracts	70	—	70	—	70
Interest rate swap agreements - Bank clients and institutional swap dealer	6,588	—	6,588	—	6,588
Liabilities:					
Noninterest-bearing deposits	$ 1,207,764	$ —	$ 1,207,764	$ —	$ 1,207,764
Transaction deposits	3,231,738	—	3,231,738	—	3,231,738
Time deposits	771,044	—	773,415	—	773,415
Securities sold under agreements to repurchase and other short-term borrowings	103,318	—	103,318	—	103,318
Federal Home Loan Bank advances	395,000	—	395,814	—	395,814
Accrued interest payable	5,153	—	5,153	—	5,153
Interest rate swap agreements - Bank clients and institutional swap dealer	6,588	—	6,588	—	6,588
Interest rate swap agreements on FHLB advances	647	—	647	—	647

NA - Not applicable

(in thousands)	Carrying Value	Fair Value Measurements at December 31, 2023:			
		Level 1	Level 2	Level 3	Total Fair Value
Assets:					
Cash and cash equivalents	$ 316,567	$ 316,567	$ —	$ —	$ 316,567
Available-for-sale debt securities	591,313	177,784	407,638	5,891	591,313
Held-to-maturity debt securities	76,387	—	76,167	—	76,167
Equity securities with readily determinable fair values	174	—	174	—	174
Mortgage loans held for sale, at fair value	3,227	—	3,227	—	3,227
Consumer loans held for sale, at fair value	7,914	—	—	7,914	7,914
Consumer loans held for sale, at the lower of cost or fair value	16,094	—	—	16,094	16,094
Loans, net	5,157,731	—	—	4,874,974	4,874,974
Federal Home Loan Bank stock	23,770	—	—	—	NA
Accrued interest receivable	18,447	—	4,097	14,350	18,447
Mortgage servicing rights	7,411	—	16,054	—	16,054
Rate lock commitments	243	—	243	—	243
Interest rate swap agreements - Bank clients and institutional swap dealer	8,933	—	8,933	—	8,933
Liabilities:					
Noninterest-bearing deposits	$ 1,676,998	$ —	$ 1,676,998	$ —	$ 1,676,998
Transaction deposits	2,924,114	—	2,924,114	—	2,924,114
Time deposits	452,051	—	446,218	—	446,218
Securities sold under agreements to repurchase and other short-term borrowings	99,530	—	99,530	—	99,530
Federal Home Loan Bank advances	380,000	—	382,062	—	382,062
Accrued interest payable	4,073	—	4,073	—	4,073
Rate lock commitments	243	—	243	—	243
Mandatory forward contracts	61	—	61	—	61
Interest rate swap agreements - Bank clients and institutional swap dealer	8,933	—	8,933	—	8,933

NA - Not applicable

15.   MORTGAGE BANKING ACTIVITIES

Mortgage banking activities primarily include residential mortgage originations and servicing.

Activity for mortgage loans held for sale was as follows:

December 31, (in thousands)	2024	2023	2022
Balance, beginning of period	$ 3,227	$ 1,302	$ 29,393
Origination of mortgage loans held for sale	186,959	77,800	205,365
Transferred from held for investment to held for sale	68,173	—	—
Proceeds from the sale of mortgage loans held for sale	(253,922)	(77,928)	(238,398)
Net gain (loss) on mortgage loans held for sale	3,875	2,053	4,942
Balance, end of period	$ 8,312	$ 3,227	$ 1,302

Mortgage loans serviced for others are not reported as assets. The following table provides information for loans serviced by the Bank for the FHLMC, FNMA, and FHLB as of December 31, 2024 and 2023:

(in thousands)	2024	2023
FHLMC	$ 830,835	$ 899,444
FNMA	448,488	417,475
FHLB	44,299	—
Total	$ 1,323,622	$ 1,316,919

Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and processing foreclosures. Custodial escrow account balances maintained in connection with serviced loans were approximately $8 million and $8 million as of December 31, 2024 and 2023.

Mortgage loans sold to the FHLB provide for the establishment of an LRA, which represents a recourse obligation of the FHLB for absorbing potential losses on loans sold to the FHLB and an asset to the Company. The funds withheld by the FHLB to settle these recourse obligations totaled $1,336,000 and $0 as of December 31, 2024 and 2023. In the event that the estimated losses are not realized within the portfolio, the LRA agreements provide for repayment of these funds to the Company. These receivables are recorded on the Company's balance sheet at the present value of their expected future cash flows upon the establishment of the LRA, and adjusted on a quarterly basis based on changes in interest rates and the projected future cash flows. As of the December 31, 2024 and 2023, the LRA had a carrying value on the Company's balance sheet of $572,000 and $0.

The following table presents the components of Mortgage Banking income:

(in thousands)	2024		2023		2022
Net gain realized on sale of mortgage loans held for sale	$ 4,624	$	1,784	$	7,164
Fair value adjustment for correspondent loans reclassified to held for sale	(997)		—		—
Net change in fair value recognized on loans held for sale	136		22		(688)
Net change in fair value recognized on rate lock loan commitments	(20)		242		(1,402)
Net change in fair value recognized on forward contracts	132		5		(132)
Net gain (loss) recognized	3,875		2,053		4,942
Loan servicing income	3,290		3,370		3,518
Amortization of mortgage servicing rights	(1,727)		(1,881)		(2,264)
Change in mortgage servicing rights valuation allowance	—		—		—
Net servicing income recognized	1,563		1,489		1,254
Total mortgage banking income	$ 5,438	$	3,542	$	6,196

Activity for capitalized mortgage servicing rights was as follows:

(in thousands)	2024		2023		2022
Balance, beginning of period	$ 7,411	$	8,770	$	9,196
Additions	1,291		522		1,838
Amortized to expense	(1,727)		(1,881)		(2,264)
Change in valuation allowance	—		—		—
Balance, end of period	$ 6,975	$	7,411	$	8,770

Activity in the valuation allowance for capitalized mortgage servicing rights follows:

(in thousands)	2024		2023		2022
Beginning valuation allowance	$ —	$	—	$	—
Charge during the period	—		—		—
Ending valuation allowance	$ —	$	—	$	—

Other information relating to mortgage servicing rights follows:

December 31, (in thousands)	2024		2023
Fair value of mortgage servicing rights portfolio	$ 17,159	$	16,054
Monthly weighted average prepayment rate of unpaid principal balance*	125 %		128 %
Discount rate	10.25 %		10.26 %
Weighted average foreclosure rate	0.06 %		0.16 %
Weighted average life in years	4.41		7.52

---

* Rates are applied to individual tranches with similar characteristics.

Estimated future amortization expense of the MSR portfolio (net of any applicable impairment charge) follows; however, actual amortization expense will be impacted by loan payoffs and changes in estimated lives that occur during each respective year:

Year	(in thousands)
2025	$ 936
2026	932
2027	928
2028	912
2029	854
2030	717
Thereafter	1,696
Total	$ 6,975

Mortgage banking derivatives used in the ordinary course of business primarily consist of mandatory forward sales contracts and interest rate lock loan commitments. Mandatory forward contracts represent future commitments to deliver loans at a specified price and date and are used to manage interest rate risk on loan commitments and mortgage loans held for sale. Interest rate lock loan commitments represent commitments to fund loans at a specific rate. These derivatives involve underlying items, such as interest rates, and are designed to transfer risk. Substantially all of these instruments expire within 90 days from the date of issuance. Notional amounts are amounts on which calculations and payments are based, but which do not represent credit exposure, as credit exposure is limited to the amounts required to be received or paid.

Mandatory forward contracts also contain an element of risk in that the counterparties may be unable to meet the terms of such agreements. In the event the counterparties fail to deliver commitments or are unable to fulfill their obligations, the Bank could potentially incur significant additional costs by replacing the positions at then current market rates. The Bank manages its risk of exposure by limiting counterparties to those banks and institutions deemed appropriate by management and the Board of Directors. The Bank does not expect any counterparty to default on their obligations and therefore, the Bank does not expect to incur any cost related to counterparty default.

The Bank is exposed to interest rate risk on loans held for sale and rate lock loan commitments. As market interest rates fluctuate, the fair value of mortgage loans held for sale and rate lock commitments will decline or increase. To offset this interest rate risk the Bank enters into derivatives, such as mandatory forward contracts to sell loans or purchase TBA securities. The fair value of these mandatory forward contracts will fluctuate as market interest rates fluctuate, and the change in the value of these instruments is expected to largely, though not entirely, offset the change in fair value of loans held for sale and rate lock commitments. The objective of this activity is to minimize the exposure to losses on rate loan lock commitments and loans held for sale due to market interest rate fluctuations. The net effect of derivatives on earnings will depend on risk management activities and a variety of other factors, including: market interest rate volatility; the amount of rate lock commitments that close; the ability to fill the forward contracts before expiration; and the time period required to close and sell loans.

The following table includes the notional amounts and fair values of mortgage loans held for sale and mortgage banking derivatives as of the period ends presented:

	2024		2023	
December 31, (in thousands)	Notional Amount	Fair Value	Notional Amount	Fair Value
Included in Mortgage loans held for sale:				
Mortgage loans held for sale, at fair value	$ 8,117	$ 8,312	$ 3,168	$ 3,227
Included in other assets:				
Rate lock loan commitments	$ 12,592	$ 223	$ 9,275	$ 243
Mandatory forward contracts	18,776	70	—	—
Included in other liabilities:				
Mandatory forward contracts	$ —	$ —	$ 9,092	$ 61

16. STOCK PLANS AND STOCK BASED COMPENSATION

In January 2015, the Company's Board of Directors adopted the Republic Bancorp, Inc. 2015 Stock Incentive Plan (the "2015 Plan"), which replaced the 2005 Stock Incentive Plan. The number of authorized shares under the 2015 Plan is fixed at 3,000,000, with such number subject to adjustment in the event of certain events, such as stock dividends, stock splits, or the like. There is a minimum three-year vesting period for awards granted to employees under the 2015 Plan that vest based solely on the completion of a specified period of service, with options generally exercisable three to six years after the issue date. Stock options generally must be exercised within one year from the date the options become exercisable and have an exercise price that is at least equal to the fair market value of the Company's stock on their grant date.

All shares issued under the 2015 Plan were from authorized and reserved unissued shares. The Company has a sufficient number of authorized and reserved unissued shares to satisfy all anticipated option exercises. There are no Class B stock options outstanding or available for exercise under the Company's plans.

Stock Options

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes based stock option valuation model. This model requires the input of subjective assumptions that will usually have a significant impact on the fair value estimate. Expected volatilities are based on historical volatility of Republic's stock and other factors. Expected dividends are based on dividend trends and the market price of Republic's stock price at grant. Republic uses historical data to estimate option exercises and employee terminations within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve at the time of grant.

All share-based payments to employees, including grants of employee stock options, are recognized as compensation expense over the service period (generally the vesting period) in the consolidated financial statements based on their fair values.

The fair value of stock options granted was determined using the following weighted average assumptions as of grant date:

Years Ended December 31,	2024	2023	2022
Risk-free interest rate	4.02 %	3.86 %	1.35 %
Expected dividend yield	3.04	3.19	2.50
Expected stock price volatility	27.62	33.14	32.12
Expected life of options (in years)	3.5	4	4
Estimated fair value per share	$ 9.64	$ 9.65	$ 10.41

The following table summarizes stock option activity from January 1, 2023 through December 31, 2024:

	Options Class A Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding, January 1, 2023	465,033	$ 38.81		
Granted	69,617	42.74		
Exercised	(10,000)	46.08		
Forfeited or expired	(64,000)	45.09		
Outstanding, December 31, 2023	460,650	$ 38.37	1.87	$ 7,734,879
Outstanding, January 1, 2024	**460,650**	**$ 38.37**		
Granted	**59,413**	**49.25**		
Exercised	**(223,252)**	**36.24**		
Forfeited or expired	**(20,930)**	**42.03**		
Outstanding, December 31, 2024	**275,881**	**$ 42.15**	**2.21**	**$ 7,646,215**
Unvested	**199,670**	**$ 41.15**	**2.59**	**$ 5,735,017**
Exercisable (vested) at December 31, 2024	**76,211**	**$ 44.79**	**1.20**	**$ 1,911,198**

Information related to the stock options during each year follows:

Years Ended December 31, (in thousands, except per share data)	2024	2023	2022
Total intrinsic value of options exercised	$ 4,453	$ 58	$ 57
Total cash received from options exercised, net of shares redeemed	(638)	(2)	52
Total tax benefit of options exercised	53	1	6

Loan balances of employees that were originated solely to fund stock option exercises were as follows:

December 31, (in thousands)	2024	2023
Outstanding loans	$ 72	$ 129

Restricted Stock Awards

Restricted stock awards generally vest within three to six years after issuance, with accelerated vesting due to "change in control" or "death or disability of a participant" as defined and outlined in the 2015 Plan.

The following table summarizes all restricted stock activity from January 1, 2023 through December 31, 2024:

	Restricted Stock Awards Class A Shares		Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Term (years)
Outstanding, January 1, 2023	64,733	$	40.49	
Granted	55,157		43.60	
Forfeited	(1,470)		49.08	
Earned and issued	(31,354)		37.56	
Outstanding, December 31, 2023	87,066	$	43.37	1.98
Outstanding, January 1, 2024	**87,066**	**$**	**43.37**	
Granted	**13,590**		**58.88**	
Forfeited	**(3,400)**		**43.67**	
Earned and issued	**(29,454)**		**45.25**	
Outstanding, December 31, 2024	**67,802**	**$**	**45.65**	**1.75**
Unvested	**67,802**	**$**	**45.65**	**1.75**

The fair value of the restricted stock awards is based on the closing stock price on the date of grant with the associated expense amortized to compensation expense over the vesting period, generally three to six years. The total fair value of restricted shares that vested during 2024, 2023, and 2022 was approximately $1.8 million, $1.5 million, and $186,000.

Performance Stock Units

Performance stock units are earned within one year of issuance and vest within three years of issuance, with accelerated vesting due to "change in control" or "death or disability of a participant" as defined and outlined in the 2015 Plan.

The following table summarizes all PSU activity from January 1, 2023 through December 31, 2024:

	Performance Stock Units Class A Shares		Weighted-Average Grant Date Fair Value
Outstanding, January 1, 2023	—	$	—
Granted	10,999		42.74
Forfeited	(10,999)		42.74
Earned and issued	—		—
Outstanding, December 31, 2023	—	$	—
Outstanding, January 1, 2024	**—**	**$**	**—**
Granted	**8,854**		**49.25**
Forfeited	**—**		**—**
Earned and issued	**—**		**—**
Outstanding, December 31, 2024	**8,854**	**$**	**49.25**

Expense Related to Stock Incentive Plans

The Company recorded expense related to stock incentive plans for the years ended December 31, 2024, 2023, and 2022 as follows:

Years Ended December 31, (in thousands)	2024	2023	2022
Stock option expense	$ 758	$ 774	$ 560
Restricted stock award expense	291	829	937
Performance stock unit expense	145	(281)	152
Total expense	$ 1,194	$ 1,322	$ 1,649

Unrecognized expenses related to unvested awards under stock incentive plans are estimated as follows:

Year (in thousands)	Stock Options	Restricted Stock Awards	Total
2025	$ 423	$ 1,272	$ 1,695
2026	197	937	1,134
2027	5	77	82
2028	—	—	—
2029	—	—	—
Total	$ 625	$ 2,286	$ 2,911

Deferred Compensation

On April 19, 2018, the shareholders of Republic approved an amendment and restatement of the Non-Employee Director and Key Employee Deferred Compensation Plan (the "Plan"). Prior to the Plan's 2018 amendment and restatement, only directors participated in the plan, with the 2018 amendment and restatement initiating key-employee participation. The Plan provides non-employee directors and designated key employees the ability to defer compensation and have those deferred amounts paid later in the form of Company Class A Common shares based on the shares that could have been acquired as the deferrals were made. The Company maintains a bookkeeping account for each director or key-employee participant, and at the end of each fiscal quarter, deferred compensation is converted to "stock units" equal to the amount of compensation deferred during the quarter divided by the quarter-end fair market value of the Company's Class A Common stock. Stock units for each participant's account are also credited with an amount equal to the cash dividends that would have been paid on the number of stock units in the account if the stock units were deemed to be outstanding shares of stock. Any dividends credited are converted into additional stock units at the end of the fiscal quarter in which the dividends were paid.

DIRECTORS

Members of the Board of Directors may defer board and committee fees from two to five years, with each director participant retaining a nonforfeitable interest in his or her deferred compensation account.

The following table presents information on director deferred compensation under the Plan for the periods presented:

	Outstanding Stock Units	Weighted-Average Market Price at Date of Deferral	
Outstanding, January 1, 2023	99,227	$	31.43
Deferred fees and dividend equivalents converted to stock units	17,811		43.14
Stock units converted to Class A Common Shares	(3,635)		33.29
Outstanding, December 31, 2023	113,403	$	35.65
Outstanding, January 1, 2024	113,403	$	35.65
Deferred fees and dividend equivalents converted to stock units	12,726		55.68
Stock units converted to Class A Common Shares	(6,371)		36.77
Outstanding, December 31, 2024	119,758	$	37.72
Vested	119,758	$	37.72

Director deferred compensation has been expensed as follows:

Years Ended December 31, (in thousands)	2024	2023	2022
Director deferred compensation expense	$ 719	$ 777	$ 503

KEY EMPLOYEES

Designated key employees may defer a portion of their base salaries on a pre-tax basis under the Plan, with the Company matching employee deferrals up to a prescribed limit. With limited exception, the Company match amount remains unvested until December 31st of the year that is five years from the beginning of the year that the Company match is made.

The following table presents information on key-employee deferred compensation under the Plan for the periods presented:

	Outstanding Stock Units	Weighted-Average Market Price at Date of Deferral		Weighted-Average Remaining Contractual Term (years)
Outstanding, January 1, 2023	82,871	$	41.03	
Deferred base salaries and dividend equivalents converted to stock units	10,646		45.03	
Matching stock units credited	10,578		44.90	
Matching stock units forfeited	(2,753)		41.09	
Stock units converted to Class A Common Shares	(5,084)		43.01	
Outstanding, December 31, 2023	96,258	$	42.17	2.84
Outstanding, January 1, 2024	96,258	$	42.17	
Deferred base salaries and dividend equivalents converted to stock units	8,412		56.88	
Matching stock units credited	8,215		57.87	
Matching stock units forfeited	(2,087)		43.70	
Stock units converted to Class A Common Shares	(5,734)		46.34	
Outstanding, December 31, 2024	105,064	$	44.32	3.16
Vested	73,829	$	42.63	3.14
Unvested	31,235	$	48.31	3.21

The following presents key-employee deferred compensation expense for the period presented:

Years Ended December 31, (in thousands)	2024	2023	2022
Key-employee - base salary	$ 493	$ 484	$ 408
Key-employee - employer match	385	250	317
Total	$ 878	$ 734	$ 725

Employee Stock Purchase Plan

On April 19, 2018, the shareholders of Republic approved the ESPP. Under the ESPP, participating employees may purchase shares of the Company Class A Common Stock through payroll withholdings at a purchase price that cannot be less than 85% of the lower of the fair market value of the Company's Class A Common Stock on the first trading day of each offering period, or on the last trading day of each offering period. Participating employees were able purchase the Company's Class A Common Stock through the ESPP at:

- 85% of fair market value on the last day of the three-month offering periods ended March 31, 2022, June 30, 2022, September 30, 2022, December 31, 2022, March 31, 2023, June 30, 2023, September 30, 2023, December 31, 2023, March 31, 2024, June 30, 2024, September 30, 2024, and December 31, 2024.

The following presents expense under the ESPP for the period presented:

Years Ended December 31, (in thousands)	2024	2023	2022
ESPP expense	$ 117	$ 111	$ 104

17.   BENEFIT PLANS

401(k) Plan

Republic maintains a 401(k) plan for eligible employees. All eligible employees are automatically enrolled at 6% of their eligible compensation within 30 days of their date of hire unless the eligible employee elects to enroll sooner. Participants in the plan have the option to contribute from 1% to 75% of their annual eligible compensation, up to the maximum allowed by the IRS. The Company matches 100% of participant contributions up to 1% and an additional 75% for participant contributions between 2% and 5% of each participant's annual eligible compensation. Participants are fully vested after two years of employment.

Republic may also contribute discretionary matching contributions in addition to the matching contributions if the Company achieves certain operating goals. Normal and discretionary contributions for each of the periods ended were as follows:

Years Ended December 31, (in thousands)	2024	2023	2022
Employer matching contributions	$ 3,043	$ 3,136	$ 3,096
Discretionary employer bonus matching contributions	—	—	—

Supplemental Executive Retirement Plan

In association with its May 17, 2016 Cornerstone acquisition, the Company inherited a SERP. The SERP requires the Company to pay monthly benefits following retirement of the SERP's four participants. The Company accrues the present value of such benefits monthly. The SERP liability was approximately $2 million as of December 31, 2024 and 2023. Expense under the SERP was $0, $0, and $232,000 for the years ended December 31, 2024, 2023, and 2022.

18. INCOME TAXES

Allocation of federal and state income tax between current and deferred portion is as follows:

Years Ended December 31, (in thousands)	2024		2023		2022
Current expense:					
Federal	$ **24,962**	$	22,015	$	24,537
State	**6,396**		5,237		5,939
Deferred expense:					
Federal	**(4,232)**		(3,329)		(4,273)
State	**(794)**		(1,084)		(464)
Total	$ **26,332**	$	22,839	$	25,739

Effective tax rates differ from federal statutory rate applied to income before income taxes due to the following:

Years Ended December 31,	2024	2023	2022
Federal corporate tax rate	**21.00 %**	21.00 %	21.00 %
Effect of:			
State taxes, net of federal benefit	**3.47**	2.90	3.70
Low-income housing and R&D tax credits	**(3.12)**	(2.67)	(1.88)
Nontaxable income	**(1.03)**	(1.38)	(1.00)
Tax benefit of vesting employee benefits	**(0.11)**	(0.06)	(0.01)
Other, net	**0.41**	0.38	0.22
Effective tax rate	**20.62**	20.17	22.03

Year-end DTAs and DTLs were due to the following:

December 31, (in thousands)	2024	2023
Deferred tax assets:		
Allowance for credit losses	$ 22,944	$ 20,654
Operating lease liabilities	9,261	8,940
Accrued expenses	7,306	6,285
Net operating loss carryforward(1)	1,012	1,191
Acquisition fair value adjustments	54	55
Other-than-temporary impairment	689	582
Fair value of cash flow hedges	162	—
R&D Capitalization	5,923	4,492
Unrealized investment security losses	4,584	6,803
Other	2,303	2,337
Total deferred tax assets	54,238	51,339
Deferred tax liabilities:		
Right of use assets - operating leases	(9,027)	(8,726)
Depreciation and amortization	(2,996)	(2,805)
Federal Home Loan Bank dividends	(751)	(757)
Deferred loan costs	(2,556)	(2,732)
Lease Financing Receivables	(2,802)	(3,058)
Mortgage servicing rights	(1,740)	(1,864)
Other	—	—
Total deferred tax liabilities	(19,872)	(19,942)
Less: Valuation allowance	—	—
Net deferred tax asset	$ 34,366	$ 31,397

(1) *The Company has federal and state net operating loss carryforwards (acquired in its 2016 Cornerstone acquisition) of $4.4 million (federal) and $2.0 million (state). These carryforwards begin to expire in 2030 for both federal and state purposes. The use of these federal and state carryforwards is each limited under IRC Section 382 to $722,000 annually for federal and $634,000 annually for state. Finally, the Company has state AMT credit carryforwards of $15,000 with no expiration date.*

Unrecognized Tax Benefits

The following table shows a reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Years Ended December 31, (in thousands)	2024	2023	2022
Balance, beginning of period	$ 2,862	$ 2,866	$ 2,191
Additions based on tax related to the current period	319	280	950
Additions for tax positions of prior periods	2	36	—
Reductions due to the statute of limitations	(384)	(320)	(275)
Balance, end of period	$ 2,799	$ 2,862	$ 2,866

Of the 2024 total, $2.4 million represented the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in future periods.

It is the Company's policy to recognize interest and penalties as a component of income tax expense related to its unrecognized tax benefits. Amounts related to interest and penalties recorded in the income statements for the years ended December 31, 2024, 2023, and 2022, and accrued on the balance sheets as of December 31, 2024, 2023, and 2022 are presented below:

Years Ended December 31, (in thousands)	2024	2023	2022
Interest and penalties recorded in the income statement as a component of income tax expense	$ (68)	$ 314	$ 72
Interest and penalties accrued on balance sheet	1,096	1,163	849

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company is no longer subject to U.S. federal income tax examinations by taxing authorities for all years prior to and including 2020. With a few exceptions, which are immaterial in the aggregate, the Company is no longer subject to state income tax examinations for all years prior to and including 2019.

19. EARNINGS PER SHARE

The Company calculates earnings per share under the two-class method. Under the two-class method, earnings available to common shareholders for the period are allocated between Class A Common Stock and Class B Common Stock according to dividends declared (or accumulated) and participation rights in undistributed earnings. The difference in earnings per share between the two classes of common stock results from the 10% per share cash dividend premium paid on Class A Common Stock over that paid on Class B Common Stock. *See Footnote 13, "Stockholders' Equity and Regulatory Capital Matters" of this section of the filing.*

A reconciliation of the combined Class A and Class B Common Stock numerators and denominators of the earnings per share and diluted earnings per share computations is presented below:

Years Ended December 31, (in thousands, except per share data)	2024	2023	2022
Net income	$ 101,371	$ 90,374	$ 91,106
Dividends declared on Common Stock:			
Class A Shares	(27,998)	(26,002)	(24,122)
Class B Shares	(3,182)	(2,933)	(2,679)
Undistributed net income for basic earnings per share	70,191	61,439	64,305
Weighted average potential dividends on Class A shares upon exercise of dilutive options	(140)	(92)	(87)
Undistributed net income for diluted earnings per share	$ 70,051	$ 61,347	$ 64,218
Weighted average shares outstanding:			
Class A Shares	17,499	17,634	17,876
Class B Shares	2,151	2,158	2,161
Effect of dilutive securities on Class A Shares outstanding	86	61	64
Weighted average shares outstanding including dilutive securities	19,736	19,853	20,101
Basic earnings per share:			
Class A Common Stock:			
Per share dividends distributed	$ 1.63	$ 1.50	$ 1.36
Undistributed earnings per share*	3.61	3.14	3.24
Total basic earnings per share - Class A Common Stock	$ 5.24	$ 4.64	$ 4.60
Class B Common Stock:			
Per share dividends distributed	$ 1.48	$ 1.36	$ 1.24
Undistributed earnings per share*	3.28	2.85	2.95
Total basic earnings per share - Class B Common Stock	$ 4.76	$ 4.21	$ 4.19
Diluted earnings per share:			
Class A Common Stock:			
Per share dividends distributed	$ 1.63	$ 1.50	$ 1.36
Undistributed earnings per share*	3.58	3.12	3.23
Total diluted earnings per share - Class A Common Stock	$ 5.21	$ 4.62	$ 4.59
Class B Common Stock:			
Per share dividends distributed	$ 1.48	$ 1.36	$ 1.24
Undistributed earnings per share*	3.26	2.84	2.93
Total diluted earnings per share - Class B Common Stock	$ 4.74	$ 4.20	$ 4.17

**To arrive at undistributed earnings per share, undistributed net income is first pro rated between Class A and Class B Common Shares, with Class A Common Shares receiving a 10% premium. The resulting pro-rated, undistributed net income for each class is then divided by the weighted average shares for each class.*

Stock options excluded from the detailed earnings per share calculation because their impact was antidilutive are as follows:

	2024	2023	2022
Antidilutive stock options	—	149,169	178,000
Average antidilutive stock options	—	145,809	128,000

20. TRANSACTIONS WITH RELATED PARTIES AND THEIR AFFILIATES

Republic leases office facilities under operating leases from limited liability companies in which Republic's Executive Chair/Chief Executive Officer and Vice Chair are partners. Rent expense and obligations under these leases are presented in Footnote 6 in this section of the filing.

Loans made to executive officers and directors of Republic and their related interests during 2024 were as follows:

	(in thousands)
Beginning balance	**$ 10,945**
Effect of changes in composition of related parties	**223**
New loans	**1,819**
Repayments	**(2,392)**
Ending balance	**$ 10,595**

Deposits from executive officers, directors, and their affiliates totaled $59 million and $117 million as of December 31, 2024 and 2023.

By an agreement dated December 14, 1989, as amended August 8, 1994, the Company entered into a split-dollar insurance agreement with a trust established by the Company's deceased former Chair, Bernard M. Trager. Pursuant to the agreement, from 1989 through 2002 the Company paid $690,000 in total annual premiums on the insurance policies held in the trust. The policies are joint-life policies payable upon the death of Mrs. Jean Trager, as the survivor of her husband Bernard M. Trager. The cash surrender value of the policies was approximately $2 million as of December 31, 2024 and 2023.

Pursuant to the terms of the trust, the beneficiaries of the trust will each receive the proceeds of the policies after the repayment of any unreimbursed portion of the $690,000 annual premiums paid by the Company. The unreimbursed portion constitutes indebtedness from the trust to the Company and is secured by a collateral assignment of the policies. As of December 31, 2024 and 2023, the unreimbursed portion was $40,000 and $140,000, and the net death benefit under the policies was approximately $5 million. Upon the termination of the agreement, whether by the death of Mrs. Trager or earlier cancellation, the Company is entitled to be repaid by the trust the amount of indebtedness outstanding at that time.

21. OTHER COMPREHENSIVE INCOME

OCI components and related tax effects were as follows:

Years Ended December 31, (in thousands)	2024	2023	2022
Available-for-Sale Debt Securities:			
Unrealized gain (loss) on AFS debt securities	$ 8,874	$ 15,426	$ (45,138)
Net gains (losses)	8,874	15,426	(45,138)
Income tax benefit (expense) related to items of other comprehensive income	(2,219)	(3,855)	11,285
Net of tax	6,655	11,571	(33,853)
Derivatives:			
Change in fair value of derivatives	(133)	—	—
Reclassification amount for net derivative losses realized in income	(514)	—	—
Net gains (losses)	(647)	—	—
Tax effect	162	—	—
Net of tax	(485)	—	—
Total other comprehensive (loss) income components, net of tax	$ 6,170	$ 11,571	$ (33,853)

Amounts reclassified out of each component of accumulated OCI for the years ended December 31, 2024, 2023, and 2022:

	Amounts Reclassified From Accumulated Other Comprehensive Income (Loss)		
Years Ended December 31, (in thousands)	2024	2023	2022
Derivatives:			
Interest rate swaps on FHLB advances	(514)	—	—
Tax effect	129	—	—
Net of tax	(385)	—	—

The following is a summary of the accumulated OCI balances, net of tax:

(in thousands)	December 31, 2023	2024 Change	December 31, 2024
Unrealized gain (loss) on AFS debt securities	$ (20,408)	$ 6,655	$ (13,753)
Unrealized gain (loss) on derivatives	—	(485)	(485)
Total unrealized gain (loss)	$ (20,408)	$ 6,170	$ (14,238)

(in thousands)	December 31, 2022	2023 Change	December 31, 2023
Unrealized gain (loss) on AFS debt securities	$ (31,979)	$ 11,571	$ (20,408)
Unrealized gain (loss) on derivatives	—	—	—
Total unrealized gain (loss)	$ (31,979)	$ 11,571	$ (20,408)

22. PARENT COMPANY CONDENSED FINANCIAL INFORMATION

BALANCE SHEETS

December 31, (in thousands)	2024	2023
Assets:		
Cash and cash equivalents	$ 54,132	$ 37,778
Securities available for sale	4,831	5,872
Investment in bank subsidiary	939,517	875,503
Other assets	2,829	2,598
Total assets	$ 1,001,309	$ 921,751
Liabilities and Stockholders' Equity:		
Other liabilities	9,280	8,995
Stockholders' equity	992,029	912,756
Total liabilities and stockholders' equity	$ 1,001,309	$ 921,751

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

Years Ended December 31, (in thousands)	2024	2023	2022
Income and expenses:			
Dividends from subsidiary	$ 48,000	$ 48,000	$ 59,460
Interest income	502	429	229
Other income	(9)	(37)	54
Less: Other expenses	920	1,097	819
Income before income tax benefit	47,573	47,295	58,924
Income tax benefit	99	166	124
Income before equity in undistributed net income of subsidiaries	47,672	47,461	59,048
Equity in undistributed net income of subsidiaries	53,699	42,913	32,058
Net income	$ 101,371	$ 90,374	$ 91,106
Comprehensive income	$ 107,541	$ 101,945	$ 57,253

STATEMENTS OF CASH FLOWS

Years Ended December 31, (in thousands)	2024	2023	2022
Operating activities:			
Net income	$ 101,371	$ 90,374	$ 91,106
Adjustments to reconcile net income to net cash provided by operating activities:			
Accretion of investment securities	(71)	(59)	(56)
Equity in undistributed net income of subsidiaries	(53,699)	(42,913)	(32,058)
Director deferred compensation	297	769	427
Change in other assets	477	(1,639)	4,571
Change in other liabilities	(1,196)	3,973	(5,428)
Net cash provided by operating activities	47,179	50,505	58,562
Investing activities:			
Proceeds from maturities of available-for-sale debt securities	1,000	—	—
Investment in venture capital fund	(681)	(532)	(337)
Investment in subsidiary bank	(672)	(627)	(590)
Net cash used in investing activities	(353)	(1,159)	(927)
Financing activities:			
Common Stock repurchases	—	(20,279)	(12,577)
Net proceeds from Class A Common Stock purchased through employee stock purchase plan	672	627	590
Net proceeds from Common Stock options exercised and equity awards	(638)	(2)	52
Cash dividends paid	(30,506)	(28,350)	(26,145)
Net cash used in financing activities	(30,472)	(48,004)	(38,080)
Net change in cash and cash equivalents	16,354	1,342	19,555
Cash and cash equivalents at beginning of period	37,778	36,436	16,881
Cash and cash equivalents at end of period	$ 54,132	$ 37,778	$ 36,436

23. REVENUE FROM CONTRACTS WITH CUSTOMERS

The following tables present the Company's net revenue by reportable segment for the years ended December 31, 2024, 2023, and 2022:

	Core Banking			Republic Processing Group				
Year Ended December 31, 2024								
(dollars in thousands)	Traditional Banking	Warehouse Lending	Total Core Banking	Tax Refund Solutions	Republic Payment Solutions	Republic Credit Solutions	Total RPG	Total Company
Net interest income (1)	$ 203,139	$ 12,469	$ 215,608	$ 34,420	$ 11,811	$ 50,315	$ 96,546	$ 312,154
Noninterest income:								
Service charges on deposit accounts	14,120	62	14,182	—	1	3	4	14,186
Net refund transfer fees	—	—	—	15,356	—	—	15,356	15,356
Mortgage banking income (1)	5,438	—	5,438	—	—	—	—	5,438
Interchange fee income	12,855	—	12,855	108	3	1	112	12,967
Program fees (1)	—	—	—	—	3,121	14,697	17,818	17,818
Increase in cash surrender value of BOLI (1)	3,208	—	3,208	—	—	—	—	3,208
Net losses on OREO	(206)	—	(206)	—	—	—	—	(206)
Other	3,664	—	3,664	72	147	—	219	3,883
Total noninterest income	39,079	62	39,141	15,536	3,272	14,701	33,509	72,650
Total net revenue	$ 242,218	$ 12,531	$ 254,749	$ 49,956	$ 15,083	$ 65,016	$ 130,055	$ 384,804
Net-revenue concentration (2)	63 %	3 %	66 %	13 %	4 %	17 %	34 %	100 %

(1)   *This revenue is not subject to ASC 606.*
(2)   *Net revenue represents net interest income plus total noninterest income. Net-revenue concentration equals segment-level net revenue divided by total Company net revenue.*

Years Ended December 31, 2023

(dollars in thousands)	Core Banking			Republic Processing Group				
	Traditional Banking	Warehouse Lending	Total Core Banking	Tax Refund Solutions	Republic Payment Solutions	Republic Credit Solutions	Total RPG	Total Company
Net interest income (1)	$ 194,798	$ 9,447	$ 204,245	$ 29,557	$ 15,729	$ 39,247	$ 84,533	$ 288,778
Noninterest income:								
Service charges on deposit accounts	13,810	44	13,854	—	—	1	1	13,855
Net refund transfer fees	—	—	—	15,748	—	—	15,748	15,748
Mortgage banking income (1)	3,542	—	3,542	—	—	—	—	3,542
Interchange fee income	12,926	—	12,926	126	4	1	131	13,057
Program fees (1)	—	—	—	—	2,827	12,755	15,582	15,582
Increase in cash surrender value of BOLI (1)	2,719	—	2,719	—	—	—	—	2,719
Net losses on OREO	(211)	—	(211)	—	—	—	—	(211)
Death benefits in excess of cash surrender value of life insurance	1,728	—	1,728	—	—	—	—	1,728
Other	4,987	—	4,987	215	154	81	450	5,437
Total noninterest income	39,501	44	39,545	16,089	2,985	12,838	31,912	71,457
Total net revenue	$ 234,299	$ 9,491	$ 243,790	$ 45,646	$ 18,714	$ 52,085	$ 116,445	$ 360,235
Net-revenue concentration (2)	65 %	3 %	68 %	13 %	5 %	14 %	32 %	100 %

(1) *This revenue is not subject to ASC 606.*
(2) *Net revenue represents net interest income plus total noninterest income. Net-revenue concentration equals segment-level net revenue divided by total Company net revenue.*

Year Ended December 31, 2022

(dollars in thousands)	Core Banking			Republic Processing Group				
	Traditional Banking	Warehouse Lending	Total Core Banking	Tax Refund Solutions	Republic Payment Solutions	Republic Credit Solutions	Total RPG	Total Company
Net interest income (1)	$ 172,062	$ 13,729	$ 185,791	$ 16,896	$ 4,819	$ 29,185	$ 50,900	$ 236,691
Noninterest income:								
Service charges on deposit accounts	13,388	50	13,438	(12)	—	—	(12)	13,426
Net refund transfer fees	—	—	—	17,080	—	—	17,080	17,080
Mortgage banking income (1)	6,196	—	6,196	—	—	—	—	6,196
Interchange fee income	12,943	—	12,943	176	6	—	182	13,125
Program fees (1)	—	—	—	—	2,872	13,300	16,172	16,172
Increase in cash surrender value of BOLI (1)	2,526	—	2,526	—	—	—	—	2,526
Net losses on OREO	(211)	—	(211)	—	—	—	—	(211)
Contract termination fee	—	—	—	5,000	—	—	5,000	5,000
Legal settlement	—	—	—	13,000	—	—	13,000	13,000
Other	3,138	—	3,138	260	98	—	358	3,496
Total noninterest income	37,980	50	38,030	35,504	2,976	13,300	51,780	89,810
Total net revenue	$ 210,042	$ 13,779	$ 223,821	$ 52,400	$ 7,795	$ 42,485	$ 102,680	$ 326,501
Net-revenue concentration (2)	65 %	4 %	69 %	16 %	2 %	13 %	31 %	100 %

(1) *This revenue is not subject to ASC 606.*
(2) *Net revenue represents net interest income plus total noninterest income. Net-revenue concentration equals segment-level net revenue divided by total Company net revenue.*

The following represents information for significant revenue streams subject to ASC 606:

Service charges on deposit accounts – The Company earns revenue for account-based and event-driven services on its retail and commercial deposit accounts. Contracts for these services are generally in the form of deposit agreements, which disclose fees for deposit services. Revenue for event-driven services is recognized in close proximity or simultaneously with service performance. Revenue for certain account-based services may be recognized at a point in time or over the period the service is rendered, typically no longer than a month. Examples of account-based and event-driven service charges on deposits include per item fees, paper-statement fees, check-cashing fees, and analysis fees.

Net refund transfer fees – An RT is a fee-based product offered by the Bank through third-party tax preparers located throughout the United States, as well as tax-preparation software providers (collectively, the "Tax Providers"), with the Bank acting as an independent contractor of the Tax Providers. An RT allows a taxpayer to pay any applicable tax preparation and filing related fees directly from his federal or state government tax refund, with the remainder of the tax refund disbursed directly to the taxpayer. RT fees and all applicable tax preparation, transmitter, audit, and any other taxpayer authorized amounts are deducted from the tax refund by either the Bank or the Bank's service provider and automatically forwarded to the appropriate party as authorized by the taxpayer. RT fees generally receive first priority when applying fees against the taxpayer's refund, with the Bank's share of RT fees generally superior to the claims of other third-party service providers, including the Tax Providers. The remainder of the refund is disbursed to the taxpayer by a Bank check, direct deposit to the taxpayer's personal bank account, or loaded to a prepaid card.

The Company executes contracts with individual Tax Providers to offer RTs to their taxpayer customers. RT revenue is recognized by the Bank immediately after the taxpayer's refund is disbursed in accordance with the RT contract with the taxpayer customer. The fee paid by the taxpayer for the RT is shared between the Bank and the Tax Providers based on contracts executed between the parties.

The Company presents RT revenue net of any amounts shared with the Tax Providers. The Bank's share of RT revenue is generally based on the obligations undertaken by the Tax Provider for each individual RT program, with more obligations generally corresponding to higher RT revenue share. The significant majority of net RT revenue is recognized and obligations under RT contracts fulfilled by the Bank during the first half of each year. Incremental expenses associated with the fulfilment of RT contracts are generally expensed during the first half of the year.

Interchange fee income – As an "issuing bank" for card transactions, the Company earns interchange fee income on transactions executed by its cardholders with various third-party merchants. Through third-party intermediaries, merchants compensate the Company for each transaction for the ability to efficiently settle the transaction, and for the Company's willingness to accept certain risks inherent in the transaction. There is no written contract between the merchant and the Company, but a contract is implied between the two parties by customary business practices. Interchange fee income is recognized almost simultaneously by the Company upon the completion of a related card transaction.

The Company compensates its cardholders by way of cash or other "rewards" for generating card transactions. These rewards are disclosed in cardholder agreements between the Company and its cardholders. Reward costs are accrued over time based on card transactions generated by the cardholder. Interchange fee income is presented net of reward costs within noninterest income.

Net gains/(losses) on other real estate – The Company routinely sells OREO it has acquired through loan foreclosure. Net gains/(losses) on OREO reflect both 1) the gain or loss recognized upon an executed deed and 2) mark-to-market write-downs the Company takes on its OREO inventory.

The Company generally recognizes gains or losses on OREO at the time of an executed deed, although gains may be recognized over a financing period if the Company finances the sale. For financed OREO sales, the Company assesses whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction price is probable. Once these criteria are met, the OREO asset is derecognized and the gain or loss on sale is recorded upon the transfer of control of the property to the buyer. In determining the gain or loss on sale, the Company adjusts the transaction price and related gain/(loss) on sale if a significant financing component is present.

Mark-to-market write-downs taken by the Company during the property's holding period are generally at least 10% per year but may be higher based on updated real estate appraisals or BPOs. Incremental expenditures to bring OREO to salable condition are generally expensed as-incurred.

24. SEGMENT INFORMATION

Reportable segments are determined by the type of products and services offered and the level of information provided to the chief operating decision maker, who uses such information to review performance of various components of the business (such as banking centers and business units), which are then aggregated if operating performance, products/services, and clients are similar.

As of December 31, 2024, the Company was divided into five reportable segments: Traditional Banking, Warehouse Lending, TRS, RPS, and RCS. Management considers the first two segments to collectively constitute "Core Bank" or "Core Banking" operations, while the last three segments collectively constitute RPG operations.

The Company's Executive Chair and Chief Executive Officer serves as the Company's CODM. Income (loss) before income tax expense is the reportable measure of segment profit or loss that the CODM regularly reviews and uses to allocate resources and assess performance.

The nature of segment operations and the primary drivers of net revenues by reportable segment are provided below:

Reportable Segment:	Nature of Operations:	Primary Drivers of Net Revenue:
Core Banking:		
Traditional Banking	Provides traditional banking products to clients in its market footprint primarily via its network of banking centers and to clients outside of its market footprint primarily via its digital delivery channels.	Net interest income
Warehouse Lending	Provides short-term, revolving credit facilities to mortgage bankers across the United States.	Net interest income
Republic Processing Group:		
Tax Refund Solutions	TRS offers tax-related credit products and facilitates the receipt and payment of federal and state tax refunds through Refund Transfer products. TRS products are primarily provided to clients outside of the Bank's market footprint.	Net interest income and Net refund transfer fees
Republic Payment Solutions	RPS offers general-purpose reloadable cards. RPS products are primarily provided to clients outside of the Bank's market footprint.	Net interest income and Program fees
Republic Credit Solutions	Offers consumer credit products. RCS products are primarily provided to clients outside of the Bank's market footprint, with a substantial portion of RCS clients considered subprime or near-prime borrowers.	Net interest income and Program fees

The accounting policies used for Republic's reportable segments are the same as those described in the summary of significant accounting policies. Segment performance is evaluated using operating income before income taxes. Goodwill is allocated to the Traditional Banking segment. Income taxes are generally allocated based on income before income tax expense unless specific segment allocations can be reasonably made.

Transactions among reportable segments are made at carrying value. Net Interest income is reflected within each applicable business segment based on the underlying financial instruments assigned to each segment as well as the impact of the Company's internal FTP applied to each instrument. FTP is allocated from the Traditional Bank to each segment based on the assumed terms of the underlying financial instruments within that segment in combination with applicable market interest rates matching the assumed terms of each instrument.

Beginning in 2024 annual reporting, we adopted ASU 2023-07 retrospectively. Segment information for the years ended December 31, 2024, 2023, and 2022 is as follows:

	Year Ended December 31, 2024							
	Core Banking			Republic Processing Group				
(dollars in thousands)	**Traditional Banking**	**Warehouse Lending**	**Total Core Banking**	**Tax Refund Solutions**	**Republic Payment Solutions**	**Republic Credit Solutions**	**Total RPG**	**Total Company**
Net interest income	**$ 203,139**	**$ 12,469**	**$ 215,608**	**$ 34,420**	**$ 11,811**	**$ 50,315**	**$ 96,546**	**$ 312,154**
Provision for expected credit loss expense	**3,241**	**527**	**3,768**	**29,983**	**—**	**20,625**	**50,608**	**54,376**
Net refund transfer fees	**—**	**—**	**—**	**15,356**	**—**	**—**	**15,356**	**15,356**
Mortgage banking income	**5,438**	**—**	**5,438**	**—**	**—**	**—**	**—**	**5,438**
Program fees	**—**	**—**	**—**	**—**	**3,121**	**14,697**	**17,818**	**17,818**
Other noninterest income (1)	**33,641**	**62**	**33,703**	**180**	**151**	**4**	**335**	**34,038**
Total noninterest income	**39,079**	**62**	**39,141**	**15,536**	**3,272**	**14,701**	**33,509**	**72,650**
Salaries and employee benefits	**100,298**	**2,845**	**103,143**	**7,785**	**3,267**	**4,455**	**15,507**	**118,650**
Technology, Equipment, and Communication	**26,467**	**145**	**26,612**	**430**	**4**	**3,644**	**4,078**	**30,690**
Occupancy	**13,387**	**71**	**13,458**	**342**	**28**	**28**	**398**	**13,856**
Marketing and development	**3,617**	**—**	**3,617**	**398**	**95**	**5,329**	**5,822**	**9,439**
Other noninterest expense (2)	**25,529**	**550**	**26,079**	**2,650**	**707**	**654**	**4,011**	**30,090**
Total noninterest expense	**169,298**	**3,611**	**172,909**	**11,605**	**4,101**	**14,110**	**29,816**	**202,725**
Income (loss) before income tax expense	**69,679**	**8,393**	**78,072**	**8,368**	**10,982**	**30,281**	**49,631**	**127,703**
Income tax expense (benefit)	**13,306**	**1,892**	**15,198**	**1,970**	**2,427**	**6,737**	**11,134**	**26,332**
Net income (loss)	**$ 56,373**	**$ 6,501**	**$ 62,874**	**$ 6,398**	**$ 8,555**	**$ 23,544**	**$ 38,497**	**$ 101,371**
Period-end assets	**$ 5,608,110**	**$ 551,747**	**$ 6,159,857**	**$ 217,662**	**$ 335,369**	**$ 133,779**	**$ 686,810**	**$ 6,846,667**
Period-end loans	**4,569,179**	**550,760**	**5,119,939**	**190,794**	**—**	**128,733**	**319,527**	**5,439,466**
Period-end deposits	**$ 4,572,044**	**$ 34,414**	**$ 4,606,458**	**$ 216,998**	**$ 334,989**	**$ 52,101**	**$ 604,088**	**$ 5,210,546**
Net interest margin	**3.55 %**	**2.65 %**	**3.48 %**	**NM**	**4.85 %**	**NM**	**NM**	**4.85 %**
Net-revenue concentration*	**63 %**	**3 %**	**66 %**	**13 %**	**4 %**	**17 %**	**34 %**	**100 %**

	Year Ended December 31, 2023							
	Core Banking			Republic Processing Group				
(dollars in thousands)	Traditional Banking	Warehouse Lending	Total Core Banking	Tax Refund Solutions	Republic Payment Solutions	Republic Credit Solutions	Total RPG	Total Company
Net interest income	$ 194,798	$ 9,447	$ 204,245	$ 29,557	$ 15,729	$ 39,247	$ 84,533	$ 288,778
Provision for expected credit loss expense	8,698	(162)	8,536	22,559	—	16,529	39,088	47,624
Net refund transfer fees	—	—	—	15,748	—	—	15,748	15,748
Mortgage banking income	3,542	—	3,542	—	—	—	—	3,542
Program fees	—	—	—	—	2,827	12,755	15,582	15,582
Death benefits in excess of cash surrender value of life insurance	1,728	—	1,728	—	—	—	—	1,728
Other noninterest income (1)	34,231	44	34,275	341	158	83	582	34,857
Total noninterest income	39,501	44	39,545	16,089	2,985	12,838	31,912	71,457
Salaries and employee benefits	97,522	2,924	100,446	8,011	3,070	4,342	15,423	115,869
Technology, Equipment, and Communication	26,393	87	26,480	406	12	2,209	2,627	29,107
Occupancy	13,523	68	13,591	326	25	25	376	13,967
Marketing and development	3,193	—	3,193	523	1	4,729	5,253	8,446
Other noninterest expense (2)	27,489	468	27,957	2,769	602	681	4,052	32,009
Total noninterest expense	168,120	3,547	171,667	12,035	3,710	11,986	27,731	199,398
Income before income tax expense	57,481	6,106	63,587	11,052	15,004	23,570	49,626	113,213
Income tax expense	10,766	1,365	12,131	2,196	3,307	5,205	10,708	22,839
Net income	$ 46,715	$ 4,741	$ 51,456	$ 8,856	$ 11,697	$ 18,365	$ 38,918	$ 90,374
Period-end assets	$ 5,519,632	$ 340,224	$ 5,859,856	$ 228,738	$ 366,117	$ 140,180	$ 735,035	$ 6,594,891
Period-end loans	4,618,569	339,723	4,958,292	149,207	—	132,362	281,569	5,239,861
Period-end deposits	$ 4,362,959	$ 34,048	$ 4,397,007	$ 228,371	$ 366,118	$ 61,667	$ 656,156	$ 5,053,163
Net interest margin	3.70 %	2.38 %	3.61 %	NM	4.59 %	NM	NM	4.91 %
Net-revenue concentration*	65 %	3 %	68 %	13 %	5 %	14 %	32 %	100 %

(dollars in thousands)	Year Ended December 31, 2022							
	Core Banking			Republic Processing Group				
	Traditional Banking	Warehouse Lending	Total Core Banking	Tax Refund Solutions	Republic Payment Solutions	Republic Credit Solutions	Total RPG	Total Company
Net interest income	$ 172,062	$ 13,729	$ 185,791	$ 16,896	$ 4,819	$ 29,185	$ 50,900	$ 236,691
Provision for expected credit loss expense	1,429	(1,117)	312	9,955	—	12,081	22,036	22,348
Net refund transfer fees	—	—	—	17,080	—	—	17,080	17,080
Mortgage banking income	6,196	—	6,196	—	—	—	—	6,196
Program fees	—	—	—	—	2,872	13,300	16,172	16,172
Contract termination fee	—	—	—	5,000	—	—	5,000	5,000
Legal settlement	—	—	—	13,000	—	—	13,000	13,000
Other noninterest income (1)	31,784	50	31,834	424	104	—	528	32,362
Total noninterest income	37,980	50	38,030	35,504	2,976	13,300	51,780	89,810
Salaries and employee benefits	92,925	2,933	95,858	8,880	2,778	3,724	15,382	111,240
Technology, Equipment, and Communication	26,958	200	27,158	429	—	1,367	1,796	28,954
Occupancy	12,593	64	12,657	311	23	23	357	13,014
Marketing and development	3,798	—	3,798	470	—	2,607	3,077	6,875
Other noninterest expense (2)	23,319	407	23,726	2,287	539	673	3,499	27,225
Total noninterest expense	159,593	3,604	163,197	12,377	3,340	8,394	24,111	187,308
Income before income tax expense	49,020	11,292	60,312	30,068	4,455	22,010	56,533	116,845
Income tax expense	10,431	2,539	12,970	6,905	942	4,922	12,769	25,739
Net income	$ 38,589	$ 8,753	$ 47,342	$ 23,163	$ 3,513	$ 17,088	$ 43,764	$ 91,106
Period-end assets	$ 4,908,711	$ 405,052	$ 5,313,763	$ 46,192	$ 363,067	$ 112,521	$ 521,780	$ 5,835,543
Period-end loans	3,855,142	403,560	4,258,702	149,272	—	107,828	257,100	4,515,802
Period-end deposits	$ 4,056,215	$ 33,506	$ 4,089,721	$ 46,076	$ 363,067	$ 38,981	$ 448,124	$ 4,537,845
Net interest margin	3.38 %	2.69	3.32 %	NM	1.37 %	NM	NM	4.12 %
Net-revenue concentration*	65 %	4 %	69 %	16	2 %	13 %	31 %	100 %

**Net revenue represents net interest income plus total noninterest income. Net-revenue concentration equals segment-level net revenue divided by total Company net revenue.*

(1) Other noninterest income includes Service charges on deposit accounts, Interchange fee income, Increase in cash surrender value of bank owned life insurance, Net losses on other real estate owned, and Other noninterest income.

(2) Other noninterest expense includes FDIC insurance expense, Interchange related expense, Legal and professional fees, Merger expense, and Other noninterest expense.

NM - Not Meaningful

25. ACQUISITION OF CBANK

OVERVIEW

On March 15, 2023, the Company completed its acquisition of CBank ("CBank"), and its wholly owned bank subsidiary Commercial Industrial Finance, Inc. ("CIF"), for approximately $51 million in cash. The primary reason for the acquisition of CBank was to expand the Company's footprint in the Cincinnati, Ohio metropolitan statistical area.

ACQUISITION SUMMARY

The table on the following page provides a summary of the assets acquired and liabilities assumed as recorded by CBank, the previously reported preliminary fair value adjustments necessary to adjust those acquired assets and assumed liabilities to fair value, final recast adjustments to those previously reported preliminary fair values, and the expected fair values of those assets and liabilities as recorded by the Company. Effective September 30, 2023, management finalized the fair values of the acquired assets and assumed liabilities.

	March 15, 2023					
	As Previously Reported			**As Recasted**		
Years Ended December 31, (in thousands)	**As Recorded by CBank**	**Fair Value Adjustments**		**Recast Adjustments**		**As Recorded by Republic**
Assets acquired:						
Cash and cash equivalents	$ 10,030	$ —		$ —		$ 10,030
Investment securities	16,463	(4)	a	(65)	a	16,394
Loans	221,707	(4,219)	b	(150)	b	217,338
Allowance for loan and lease losses	(2,953)	1,353	c	1,391	c, j	(209)
Loans, net	218,754	(2,866)		1,241		217,129
Goodwill	954	(954)	d	—		—
Core deposit intangible	—	2,844	e	—		2,844
Premises and equipment, net	162	35	f	(24)	f	173
Other assets and accrued interest receivable	7,067	(320)	g	—		6,747
Total assets acquired	$ 253,430	$ (1,265)		$ 1,152		$ 253,317
Liabilities assumed:						
Deposits:						
Noninterest-bearing	$ 42,160	$ —		$ —		$ 42,160
Interest-bearing	179,487	31	h	—		179,518
Total deposits	221,647	31		—		221,678
Other liabilities and accrued interest payable	4,709	96	i	50	i	4,855
Total liabilities assumed	226,356	127		50		226,533
Net assets acquired	$ 27,074	$ (1,392)		$ 1,102		26,784
Cash consideration paid						(51,000)
Goodwill						$ 24,216

Explanation of fair value and recast adjustments:

a. Adjustment reflects the fair value adjustment based on the Company's evaluation of the investment securities.
b. Adjustments to loans to reflect estimated fair value adjustments based on the Company's evaluation of the acquired loan portfolio.
c. Adjustments to the Allowance reflect the fair value adjustment to eliminate the acquiree's recorded allowance for loan losses and other fair value adjustments based on the Company's evaluation of the acquired loan portfolio.
d. Adjustment reflects the fair value adjustment to eliminate the recorded goodwill.
e. Adjustment reflects the fair value adjustment for the core deposit intangible asset recorded as a result of the acquisition.
f. Adjustment reflects the fair value adjustment based on the Company's evaluation of the premises and equipment, net.
g. Adjustment reflects the fair value adjustment based on the Company's evaluation of the other assets and accrued interest receivable.
h. Adjustment reflects the fair value adjustment based on the Company's evaluation of the assumed time deposits.
i. Adjustment reflects the fair value adjustment based on the Company's evaluation of the other liabilities and accrued interest payable.
j. Adjustment reflects a change in estimated fair value based upon further evaluation of PCD loans, including cash payments received subsequent to the date of acquisition.

Goodwill of approximately $24 million, which is the excess of the merger consideration over the fair value of net assets acquired, was recorded in the CBank acquisition and is the result of expected operational synergies and other factors. This goodwill is all attributable to the Company's Traditional Banking segment and is expected to be deductible for tax purposes.

26.   LOW-INCOME HOUSING TAX CREDIT INVESTMENTS

The Company is a limited partner in several low-income housing partnerships whose purpose is to invest in qualified affordable housing. The Company expects to recover its remaining investments in these partnerships through the use of tax credits that are generated by the investments. These investments are included in other assets and accrued interest receivable on the Consolidated Balance Sheets, with any unfunded obligations included in other liabilities and accrued interest payable. The investments are amortized as a component of income tax expense.

The following table summarizes information related to the Company's qualified low-income housing investments and obligations:

(in thousands)		December 31, 2024		December 31, 2023	
Investment	Accounting Method	Investments	Unfunded Obligations (1)	Investments	Unfunded Obligations
Low-income housing tax credit - Gross	Proportional amortization	$ 72,415	$ 54,797	$ 57,596	$ 58,619
Life-to-date amortization		(21,899)	NA	(15,904)	NA
Low-income housing tax credit - Net		$ 50,516	$ 54,797	$ 41,692	$ 58,619

(1) All obligations will be paid by the Company by December 31, 2038.

The following table summarizes the amortization expense and tax credits recognized in income tax expense for the Company's qualified low-income housing investments for the years ended December 31, 2024, 2023 and 2022, respectively:

	Years Ended December 31,		
(in thousands)	2024	2023	2022
Amortization expense	$ 5,995	$ 5,313	$ 4,410
Tax credits recognized	(9,440)	(7,666)	(6,155)

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None

Item 9A. Controls and Procedures.

(a) *Evaluation of Disclosure Controls and Procedures*

As of the end of the period covered by this report, an evaluation was carried out by Republic Bancorp, Inc.'s management, with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of the end of the period covered by this report.

(b) *Management's Report on our Internal Control over Financial Reporting*

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. There are inherent limitations in the effectiveness of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to reliability of financial statements.

Under the supervision and with the participation of our management, including our Executive Chair/Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations ("COSO") of the

Treadway Commission ("2013 Framework"). Based on our evaluation under the COSO 2013 Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2024. In addition, no change in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) occurred during the fiscal quarter ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Forvis Mazars LLP, an independent registered public accounting firm, has audited the 2024 Consolidated Financial Statements included in this Annual Report on Form 10-K and, as part of its audit, has issued an attestation report, included in Item 8. Financial Statement and Supplemental Data, on the effectiveness of our internal control over financial reporting.

Remediation of Material Weakness

As previously disclosed in Item 9A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, the Company determined that a material weakness existed as of December 31, 2022, as the Company did not maintain effective controls over the initial implementation of new products offered through third parties within RPG. Specifically, management identified that an RCS product's contractual terms were not sufficiently communicated internally, and the controls were not designed to identify and test all relevant transactional data posting to the Company's financial statements for the product.

The Company took measures to remediate this material weakness during 2023. The Company did not offer; however, any new material third-party products within the RPG group during 2024 or 2023, and as such, management was unable to test its enhanced policies and procedures for new product implementation. Although the controls related to new RPG products have not been tested for remediation, management assessed, as of December 31, 2024 and 2023, the severity of the deficiencies related to new RPG products and the maximum potential impact to the Company's consolidated financial statements. Based on this assessment, management concluded that no material weakness existed as of December 31, 2024 and 2023 related to new RPG products. A material weakness will not be considered remediated until the enhanced controls related to that material weakness are implemented and operate for a sufficient period, and management has concluded that these controls are operating effectively.

As previously disclosed, the Company determined that there were two other material weaknesses as of December 31, 2022, that were remediated as of December 31, 2023.

Item 9B. Other Information.

Adoption or Termination of Trading Arrangements by Directors and Executive Officers

During the quarter ended December 31, 2024, none of our directors or officers (as defined in Rule 16a-1(f) of the 1934 Act) informed us of the adoption or termination of any "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as those terms are defined in Item 408 of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this Item appears under the headings "*PROPOSAL ONE: ELECTION OF DIRECTORS,*" "*DELINQUENT SECTION 16(a) REPORTS*" and "*THE BOARD OF DIRECTORS AND ITS COMMITTEES*" of the Proxy Statement of Republic for the 2025 Annual Meeting of Shareholders ("Proxy Statement") to be held April 24, 2025, all of which is incorporated herein by reference.

Set forth below is certain information with respect to the Company's executive officers:

Name	Age	Position with the Company
Christy Ames	52	Secretary of the Company; EVP of RB&T
Steven E. DeWeese	56	EVP of RB&T
Juan Montano	55	EVP of RB&T
William R. Nelson	61	President of RB&T's Republic Processing Group
Logan Pichel	60	Director of the Company and RB&T; President and CEO of RB&T
Anthony T. Powell	57	EVP of RB&T
John Rippy	64	Assistant Secretary of the Company; EVP of RB&T
Kevin Sipes	53	EVP, CFO, and Chief Accounting Officer of the Company and RB&T
Jeff Starke	47	EVP of RB&T
A. Scott Trager	72	Vice Chair and President of the Company; Director of the Company and RB&T
Steven E. Trager	64	Executive Chair and CEO of the Company; Executive Chair of RB&T
Andrew Trager-Kusman	38	Director of the Company and RB&T; SVP of RB&T
Cheryl VanAllen	45	EVP of RB&T
Margaret Wendler	70	EVP of RB&T

Executive officers of the Company are elected by the Board of Directors and serve at the pleasure of the Board of Directors. Steven E. Trager and A. Scott Trager are cousins. Steven E. Trager is Andrew Trager-Kusman's uncle.

Christy Ames joined Republic Bank & Trust Company on January 2, 2018 as the Bank's Senior Vice President, General Counsel. She also serves as the Secretary for the Bank and the Company. Ms. Ames has represented financial institutions for over twenty years, most recently serving as a member at Stites & Harbison, PLLC and Chair of the firm's Financial Institution Litigation Sub Group and as General Counsel for First Residential Mortgage Network, Inc. d/b/a SurePoint Lending. In January 2022, Ms. Ames was named an EVP of the Bank.

Steven E. DeWeese joined the Company in 1990 and has held various positions within the Company since then. In 2000, he was promoted to SVP. In 2003, he was promoted to Managing Director of Business Development. In 2006, he was promoted to Managing Director of Retail Banking, and in January 2010 he was promoted to EVP of the Company. In 2019, he was named the Company's Managing Director of Private and Business Banking.

Juan Montano has served as the Bank's EVP and Chief Mortgage Banking Officer since 2018. He previously served as SVP and Managing Director of Mortgage Lending from 2015 to 2018. He joined the Company in 2009 as SVP and Managing Director of Finance.

William R. Nelson has served as President of Republic Processing Group since 2007. He previously served as Director of Relationship Management of HSBC, Taxpayer Financial Services, in 2004 and was promoted to Group Director — Independent Program in 2006 through 2007. He previously served as Director of Sales, Marketing and Customer Service with the Bank from 1999 through 2004.

Logan Pichel was appointed CEO of the Bank effective October 1, 2021 and was elected to the boards of the Company and the Bank in September 2021. He joined the Company in June 2020 as the Bank's President and has over 25 years in the banking industry. Prior to joining Republic, he served from 2005 to 2020 at Regions Bank, most recently as their Executive Vice President, Head of Corporate Development and Financial Planning & Analysis and Mergers and Acquisitions.

Anthony T. Powell joined the Company in 1999 as VP. In 2001, he was promoted to SVP and Senior Commercial Lending Officer. In 2005, he was promoted to SVP and Managing Director of Business Lending. In 2015, he assumed responsibility for the Retail Banking division of the Company and was named SVP and Chief Credit and Retail Officer. In January 2017, he was named EVP and Chief Lending Officer.

John Rippy joined the Company in 2005 as SVP and Risk Management Officer. In 2009, he was named SVP and Chief Legal and Compliance Officer. In 2013, he was named SVP and Chief Risk Management Officer. In 2018, he was named EVP and Chief Risk Officer. He also serves as assistant Secretary of the Company.

Kevin Sipes joined the Company in 1995 and has served as EVP and Treasurer of Republic and the Company since 2002 and CFO of Republic and the Company since 2000. He began serving as Chief Accounting Officer of the Company in 2000.

Jeff Starke joined Republic Bank & Trust Company on July 19, 2021 as the Bank's Executive Vice President, Chief Information Officer and became the Bank's Chief Information and Operations Officer in 2024. He has held various technological and operational roles in the financial services vertical for over 20 years. Prior to joining Republic, he served from 2010 to 2021 at Bank OZK, most recently as Chief Technology Officer and Chair of the Information Systems Steering Committee.

A. Scott Trager has served as Vice Chair of Republic and the Bank since April 2017. He has also served as Director and President of Republic since 2012. He served as President of the Bank from 1984 to 2017 and Vice Chair of Republic from 1994 to 2012.

Steven E. Trager has served as Executive Chair (previously titled Chair) and CEO of Republic since 2012. He was named Executive Chair of the Bank in September 2021, prior to which he served as Chair and CEO of the Bank since 1998. From 1994 to 1997 he served as Vice Chair of the Company. From 1994 to 1998 he served as Secretary, and from 1998 to 2012 he served as President and CEO of Republic.

Andrew Trager-Kusman has served as the Bank's Chief Strategy Officer since October 2021. He previously served as Managing Director of Corporate Strategies for the Bank since 2016. He was named a Director of Republic in April 2019 and a Senior Vice President of the Bank in January 2020.

Cheryl VanAllen joined the Company in 2024 as the Bank's Chief People Officer. Prior to joining Republic, she served various roles from 2013 to 2024 at Yum! Brands, where she most recently led talent strategy & people analytics for the KFC US market. Cheryl has over 20 years of experience in Human Resources and held a variety of roles at UPS prior to her time at Yum! Brands.

Margaret S Wendler joined the Company in 1996. She has served the Company in human resources since 2005. Most recently, in 2019 she was named Chief Human Resources Officer. In 2021, she was also named an EVP of the Bank.

The Company has adopted an insider trading compliance policy and program applicable to the Company's directors, officers and employees, as well as the Company itself, that the Company believes is reasonably designed to promote compliance with insider trading laws, rules and regulations and the NASDAQ listing standards. The foregoing summary of the Company's insider trading compliance policy and program does not purport to be complete and is qualified in its entirety by reference to the full text thereof attached hereto as Exhibit 19.

Item 11. Executive Compensation.

The compensation-related information required by this Item appears under the headings *"COMPENSATION DISCUSSION AND ANALYSIS," COMPENSATION COMMITTEE REPORT," "DIRECTOR COMPENSATION,"* and *"2024 SUMMARY COMPENSATION TABLE"* of the Proxy Statement, all of which is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Equity Compensation Plan Information

The following table sets forth information regarding Republic's Common Stock that may be issued upon exercise of options, warrants and rights under all equity compensation plans as of December 31, 2024. Republic's security holders approved each of the equity compensation plans listed in the table below. There were no equity compensation plans not approved by security holders as of December 31, 2024.

Plan Category	(a) (1) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
2015 Stock Incentive Plan	509,557 (2) $	42.15	1,738,783
2018 Employee Stock Purchase Plan (3)	— $	—	154,122

(1)   Column (a) above includes options issued for Class A Common Stock only. Options for Class B Common Stock have been authorized but are not issued.

(2)   Includes 224,822 shares of Class A Common Stock subject to issuance in accordance with the Republic Bancorp, Inc. Non-Employee Director and Key Employee Deferred Compensation Plan for service previously rendered. Republic's security holders previously approved this plan. These shares are to be issued from shares available for issuance under the 2015 Stock Incentive Plan. Also includes 8,854 shares of Class A Common Stock subject to issuance through Performance Stock Units. The weighted-average exercise price in Column (b) does not take these awards into account. For further information, see Footnote 16 "Stock Plans and Stock Based Compensation" of Part II Item 8 "Financial Statements and Supplementary Data."

(3)   The 2018 Employee Stock Purchase Plan is a qualified Employee Stock Purchase Plan under Section 423 of the Code, pursuant to which up to 250,000 shares of Class A Common Stock were authorized for issuance. Under the ESPP, employees may purchase shares at a purchase price that cannot be less than 85% of the lower of the fair market value of the Company's Class A Common Stock on the first trading day of each offering period or on the last trading day of each offering period. No offering period may exceed 27 months in length. As of the close of business on December 31, 2024, there were no shares of Class A Common Stock subject to purchase during open offering periods.

Additional information required by this Item appears under the heading "*SHARE OWNERSHIP*" of the Proxy Statement, which is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information required by this Item is under the headings "*PROPOSAL ONE: ELECTION OF DIRECTORS*" and "*CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS*" of the Proxy Statement, all of which is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

Information required by this Item appears under the heading "*PROPOSAL FOUR: RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM*" of the Proxy Statement which is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a)(1) Financial Statements:

The following are included under Item 8 *"Financial Statements and Supplementary Data:"*

Management's Report on Internal Control Over Financial Reporting
Report of Independent Registered Public Accounting Firm
Consolidated balance sheets — December 31, 2024 and 2023
Consolidated statements of income and comprehensive income — years ended December 31, 2024, 2023, and 2022
Consolidated statements of stockholders' equity — years ended December 31, 2024, 2023, and 2022
Consolidated statements of cash flows — years ended December 31, 2024, 2023, and 2022
Notes to consolidated financial statements

(a)(2) Financial Statements Schedules:

Financial statement schedules are omitted because the information is not applicable.

(a)(3) Exhibits:

No.	Description
3(i)	Articles of Incorporation of Registrant, as amended (Incorporated by reference to Exhibit 3(i) to the Registrant's Form 8-K filed October 13, 2016)
3(ii)	Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.1 of Registrant's Form 8-K filed April 26, 2021)
4.1	Provisions of Articles of Incorporation of Registrant defining rights of security holders (see Articles of Incorporation, as amended, of Registrant incorporated as Exhibit 3(i) herein)
4.2	Description of Securities (Incorporated by reference to Exhibit 4.3 of Registrant's Form 10-K for the year ended December 31, 2019)
10.01*	Agreement of Employment dated April 24, 2020, between Republic Bank & Trust Company and Logan Pichel (Incorporated by reference to Exhibit 10.1 of Registrant's Form 8-K filed May 5, 2020)
10.02*	Change in Control Severance Agreement dated January 27, 2021 between Republic Bank & Trust Company and William Nelson (Incorporated by reference to Exhibit 10.4 of Registrant's Form 8-K filed February 1, 2021)
10.03*	Form of Executive Officer Change in Control Agreement between Republic Bank & Trust Company and designated Executive Officers (Incorporated by reference to Exhibit 10.5 of Registrant's Form 8-K filed February 1, 2021)
10.04	Split Dollar Insurance Policy with Citizens Fidelity Bank and Trust Company as the Trustee of the Bernard Trager Irrevocable Trust, dated December 14, 1989, as amended August 8, 1994 (Incorporated by reference to Exhibit 10.70 to Registrant's Form 10-K for the year ended December 31, 2012)
10.05	Right of First Offer Agreement by and among Republic Bancorp, Inc., Teebank Family Limited Partnership, Bernard M. Trager and Jean S. Trager. (Incorporated by reference to Exhibit 10.1 of Registrant's Form 8-K filed September 19, 2007)
10.06	Lease between Republic Bank & Trust Company and Jaytee Properties, dated August 1, 1982, relating to 2801 Bardstown Road, Louisville (Incorporated by reference to Exhibit 10.11 of Registrant's Form 10-Q for the quarter ended March 31, 1998)
10.07	Lease between Republic Bank & Trust Company and Jaytee Properties, dated August 1, 2008, relating to 2801 Bardstown Road, Louisville (Incorporated by reference to Exhibit 10.2 of Registrant's Form 8-K filed June 9, 2008)

No.	Description
10.08	First Amendment to Lease between Republic Bank & Trust Company and Jaytee Properties, dated August 1, 2008, relating to 2801 Bardstown Road, Louisville (Incorporated by reference to Exhibit 10.23 of Registrant's Form 10-K filed March 9, 2018)
10.09	Lease between Republic Bank & Trust Company and Teeco Properties, dated April 1, 1995, relating to property at 601 West Market Street (Incorporated by reference to exhibit 10.10 of Registrant's Form 10-Q for the quarter ended March 31, 1998)
10.10	Lease between Republic Bank & Trust Company and Teeco Properties, dated October 1, 1996, relating to property at 601 West Market Street (Incorporated by reference to exhibit 10.10 of Registrant's Form S-1)
10.11	Lease extension between Republic Bank & Trust Company and Teeco Properties, dated September 25, 2001, relating to property at 601 West Market Street (Incorporated by reference to exhibit 10.25 of Registrant's Form 10-Q for the quarter ended September 30, 2001)
10.12	First Amendment to Lease between Republic Bank & Trust Company and Teeco Properties, dated May 1, 2002, relating to property at 601 West Market Street (Incorporated by reference to exhibit 10.1 of Registrant's Form 10-Q for the quarter ended March 31, 2002)
10.13	Lease between Republic Bank & Trust Company and Teeco Properties, dated October 1, 2005, relating to property at 601 West Market Street, Louisville, KY (Floor 4), amending and modifying previously filed exhibit 10.1 of Registrant's Form 10-Q for the quarter ended March 31, 2002 (Incorporated by reference to exhibit 10.1 of Registrant's Form 10-Q for the quarter ended September 30, 2005)
10.14	Lease between Republic Bank & Trust Company and Teeco Properties, as of October 1, 2006, relating to property at 601 West Market Street, Louisville, KY. (Incorporated by reference to exhibit 10.1 of Registrant's Form 8-K filed September 25, 2006)
10.15	First Amendment to Lease between Republic Bank & Trust Company and Teeco Properties, as of July 8, 2008, relating to property at 601 West Market Street (Floors 1,2,3,5 and 6), Louisville, KY. (Incorporated by reference to exhibit 10.1 of Registrant's Form 10-Q for the quarter ended June 30, 2008)
10.16	First Amendment to Lease between Republic Bank & Trust Company and Teeco Properties, as of July 8, 2008, relating to property at 601 West Market Street (Floor 4), Louisville, KY. (Incorporated by reference to exhibit 10.2 of Registrant's Form 10-Q for the quarter ended June 30, 2008)
10.17	Assignment of Lease relating to property at 601 West Market Street (Floors 1,2,3,5 and 6), Louisville, KY. (Incorporated by reference to exhibit 10.31 of Registrant's Form 10-K for the year ended December 31, 2016)
10.18	Assignment of Lease relating to property at 601 West Market Street (Floor 4), Louisville, KY. (Incorporated by reference to exhibit 10.32 of Registrant's Form 10-K for the year ended December 31, 2016)
10.19	Master Office Lease between Republic Bank & Trust Company and Makbe LLC, dated August 1, 2020, relating to property at 601 West Market Street (Incorporated by reference to exhibit 10.1 of Registrant's Form 10-Q for the quarter ended June 30, 2020)
10.20	Lease between Republic Bank & Trust Company and Jaytee Properties, dated February 3, 1993, as amended, relating to 661 South Hurstbourne Parkway, Louisville (Incorporated by reference to Exhibit 10.12 of Registrant's Form 10-Q for the quarter ended March 31, 1998)
10.21	Fifth Amendment to Lease between Republic Bank & Trust Company and Jaytee Properties, dated February 1, 1999, as amended, relating to 661 South Hurstbourne Parkway (Incorporated by reference to Exhibit 10.17 of Registrant's Form 10-Q for the quarter ended June 30, 1999)

No.	Description
10.22	Sixth Amendment to Lease between Republic Bank & Trust Company and Jaytee Properties, dated February 1, 2000, as amended, relating to 661 South Hurstbourne Parkway (Incorporated by reference to Exhibit 10.21 of Registrant's Form 10-K for the year ended December 31, 1999)
10.23	Seventh Amendment to Lease between Republic Bank & Trust Company and Jaytee Properties, dated July 1, 2003, as amended, relating to 661 South Hurstbourne Parkway, Louisville (Incorporated by reference to Exhibit 10.1 of Registrant's Form 10-Q for the quarter ended June 30, 2003)
10.24	First Amendment to Lease between Republic Bank & Trust Company and Jaytee Properties, dated August 2, 1993, relating to 661 South Hurstbourne Parkway, Louisville (Incorporated by reference to Exhibit 10.16 of Registrant's Form 10-K for the year ended December 31, 2003)
10.25	Amendment to Lease between Republic Bank & Trust Company and Jaytee Properties, dated September 1, 1995, as amended, relating to 661 South Hurstbourne Parkway, Louisville (Incorporated by reference to Exhibit 10.18 of Registrant's Form 10-K for the year ended December 31, 2003)
10.26	Second Amendment to Lease between Republic Bank & Trust Company and Jaytee Properties, dated February 16, 1996, as amended, relating to 661 South Hurstbourne Parkway, Louisville (Incorporated by reference to Exhibit 10.19 of Registrant's Form 10-K for the year ended December 31, 2003)
10.27	Third Amendment to Lease between Republic Bank & Trust Company and Jaytee Properties, dated January 21, 1998, as amended, relating to 661 South Hurstbourne Parkway, Louisville (Incorporated by reference to Exhibit 10.20 of Registrant's Form 10-K for the year ended December 31, 2003)
10.28	Fourth Amendment to Lease between Republic Bank & Trust Company and Jaytee Properties, dated September 11, 1998, as amended, relating to 661 South Hurstbourne Parkway, Louisville (Incorporated by reference to Exhibit 10.21 of Registrant's Form 10-K for the year ended December 31, 2003)
10.29	Eighth Amendment to Lease between Republic Bank & Trust Company and Jaytee Properties, dated February 1, 2004, as amended, relating to 661 South Hurstbourne Parkway, Louisville (Incorporated by reference to Exhibit 10.1 of Registrant's Form 10-Q for the quarter ended March 31, 2004)
10.30	Lease between Republic Bank & Trust Company and Jaytee Properties, dated September 1, 2005, relating to 661 South Hurstbourne Parkway, Louisville, KY, amending and modifying previously filed exhibit 10.12 of Registrant's Form 10-Q for the quarter ended March 31, 1998 (Incorporated by reference to Exhibit 10.2 of Registrant's Form 10-Q for the quarter ended September 30, 2005)
10.30.1	First Amendment to Lease between Republic Bank & Trust Company and Jaytee Properties, dated August 14, 2015, as amended, relating to 661 South Hurstbourne Parkway, Louisville (Incorporated by reference to Exhibit 10.1 of Registrant's Form 10Q for the quarter ended September 30, 2015)
10.30.2	Second Amendment to Lease between Republic Bank & Trust Company and Jaytee Properties, dated January 31, 2018, as amended, relating to 661 South Hurstbourne Parkway, Louisville (Incorporated by reference to Exhibit 10.47 of Registrant's Form 10-K filed March 9, 2018)
10.30.3	Third Amendment to Lease between Republic Bank & Trust Company and Jaytee-Hurstbourne LLC, dated January 10, 2023, as amended, relating to 661 South Hurstbourne Parkway, Louisville (Incorporated by reference to Exhibit 10.31.3 of Registrant's Form 10-K filed March 3, 2023)
10.30.4	First amendment to Lease between Republic Bank & Trust Company and Jaytee-Hurstbourne LLC, dated January 10, 2023, as amended, relating to 661 South Hurstbourne Parkway, Louisville (Incorporated by reference to Exhibit 10.32.1 of Registrant's Form 10-K filed March 3, 2023)

No.	Description
10.31	Lease between Republic Bank & Trust Company and Jaytee Properties, dated November 17, 1997, relating to 9600 Brownsboro Road (Incorporated by reference to Exhibit 10.13 of Registrant's Form 10-Q for the quarter ended March 31, 1998)
10.32	Lease between Republic Bank & Trust Company and Jaytee Properties, dated August 1, 1999, relating to 9600 Brownsboro Road (Incorporated by reference to Exhibit 10.18 of Registrant's Form 10-Q for the quarter ended June 30, 1999)
10.33	Amendment to Lease between Republic Bank & Trust Company and Jaytee Properties, dated October 30, 1999, as amended, relating to 9600 Brownsboro Road (Incorporated by reference to Exhibit 10.20 of Registrant's Form 10-K for the year ended December 31, 1999)
10.34	Third Amendment to Lease between Republic Bank & Trust Company and Jaytee Properties, dated May 1, 2003, as amended, relating to 9600 Brownsboro Road (Incorporated by reference to Exhibit 10.2 of Registrant's Form 10-Q for the quarter ended June 30, 2003)
10.35	Lease between Republic Bank & Trust Company and Jaytee Properties, dated November 1, 2005, relating to 9600 Brownsboro Road (Incorporated by reference to Exhibit 10.33 of Registrant's Form 10-K for the year ended December 31, 2005)
10.36	Assignment and Assumption of Lease by Republic Bank & Trust Company with the consent of Jaytee Properties, dated May 1, 2006, relating to 9600 Brownsboro Road, Louisville, KY. (Incorporated by reference to Exhibit 10.2 of Registrant's Form 10-Q for the quarter ended June 30, 2006)
10.37	First Amendment to Lease between Republic Bank & Trust Company and Jaytee Properties, dated January 17, 2008, as amended, relating to 9600 Brownsboro Road, Louisville, KY (Incorporated by reference to Exhibit 10.40 of Registrant's Form 10-K for the year ended December 31, 2007)
10.38	Fourth Amendment to Lease between Republic Bank & Trust Company and Jaytee Properties, dated January 15, 2014, as amended, relating to 9600 Brownsboro Road (Incorporated by reference to Exhibit 10.47 of Registrant's Form 10-K for the year ended December 31, 2013)
10.39	Fifth Amendment to Lease between Republic Bank & Trust Company and Jaytee Properties, dated March 15, 2017, as amended, relating to 9600 Brownsboro Road (Incorporated by reference to Exhibit 10.1 of Registrant's Form 10-Q for the quarter ended March 31, 2017)
10.40	Sixth Amendment to Lease between Republic Bank & Trust Company and Jaytee Properties, dated August 1, 1999, as amended, relating to 9600 Brownsboro Road (Incorporated by reference to Exhibit 10.35 of Registrant's Form 10-K for the year ended December 31, 2019)
10.41	Seventh Amendment to Office Lease dated as of September 1, 2021 to the Office Lease dated August 1, 1999, as amended, by and between Jaytee-Springhurst, LLC and Republic Bank & Trust Company (Incorporated by reference to Exhibit 10.1 of Registrant's Form 10-Q for the quarter ended September 30, 2021)
10.42	Eighth Amendment to Office Lease dated as of November 17, 2021 to the Office Lease dated August 1, 1999, as amended, by and between Jaytee-Springhurst, LLC and Republic Bank & Trust Company (Incorporated by reference to Exhibit 10.46 of Registrant's Form 10-K for the year ended December 31, 2021 (Commission Number: 0-24649))
10.43	Ground lease between Republic Bank & Trust Company and Jaytee Properties, relating to 9600 Brownsboro Road, dated January 17, 2008, relating to 9600 Brownsboro Road, Louisville, KY (Incorporated by reference to Exhibit 10.41 of Registrant's Form 10-K for the year ended December 31, 2007)

No.	Description
10.44	Lease between Republic Bank & Trust Company and Jaytee Properties II SPE, LLC, dated June 27, 2008, relating to 200 South Seventh Street, Louisville, KY. (Incorporated by reference to Exhibit 10.1 of Registrant's Form 8-K filed July 1, 2008)
10.45	Lease between Republic Bank & Trust Company and Jaytee Properties II SPE, LLC, dated March 1, 2011, relating to 200 South Seventh Street, Louisville, KY (Incorporated by reference to Exhibit 10.66 of the Registrant's Form 10-K for the year ended December 31, 2010)
10.46	Lease between Republic Bank & Trust Company and Jaytee Properties II SPE, LLC, dated May 1, 2013, relating to 200 South Seventh Street, Louisville, KY (Incorporated by reference to Exhibit 10.1 of the Registrant's Form 10-Q for the quarter ended June 30, 2013)
10.47	First Amendment to Lease between Republic Bank & Trust Company and Jaytee Properties II SPE, LLC, dated January 15, 2014, as amended, relating to 200 South Seventh Street, Louisville, KY (Incorporated by reference to Exhibit 10.54 of Registrant's Form 10-K for the year ended December 31, 2013)
10.48	First Amendment to Lease between Republic Bank & Trust Company and Jaytee Properties II SPE, LLC, dated March 18, 2015, as amended, relating to 200 South Seventh Street, Louisville, KY. (Incorporated by reference to Exhibit 10.1 of Registrant's Form 10-Q for the quarter ended March 31, 2015)
10.49	Lease between Republic Bank & Trust Company and Jaytee Properties II SPE, LLC, dated September 30, 2015, relating to 200 South Seventh Street, Louisville, KY. (Incorporated by reference to Exhibit 10.2 of Registrant's Form 10-Q for the quarter ended September 30, 2015)
10.50	Lease between Republic Bank & Trust Company and Jaytee Properties II SPE, LLC, dated March 15 2017 relating to 200 South Seventh Street, Louisville, KY. (Incorporated by reference to Exhibit 10.2 of Registrant's Form 10-Q for the quarter ended March 31, 2017)
10.51	First Amendment to Lease between Republic Bank & Trust Company and Jaytee Properties II SPE, LLC, dated September 20 2017, as amended, relating to 200 South Seventh Street, Louisville, KY. (Incorporated by reference to Exhibit 10.1 of Registrant's Form 10-Q for the quarter ended September 30, 2017)
10.52	Master Office Lease between Republic Bank & Trust Company and Jaytee Properties II SPE, LLC, dated October 1 2020, relating to 200 South Seventh Street, Louisville, KY. (Incorporated by reference to Exhibit 10.56 of Registrant's Form 10-K for the year ended December 31, 2021)
10.53*	2015 Stock Incentive Plan (Incorporated by reference to Annex A of Registrant's 2015 Proxy Statement)
10.54*	Option Award Agreement for 2015 Stock Incentive Plan (Incorporated by reference to Exhibit 10.1 of Registrant's Form 10-Q for the quarter ended June 30, 2015)
10.55*	Restricted Stock Award Agreement for 2015 Stock Incentive Plan (Incorporated by reference to Exhibit 10.2 of Registrant's Form 10-Q for the quarter ended June 30, 2015)
10.56*	Performance Stock Unit Award Agreement for 2015 Stock Incentive Plan (Incorporated by reference to Exhibit 10.1 of Registrant's Form 8-K filed January 27, 2016)
10.57*	Form of Restricted Stock Award Agreement (Incorporated by reference to Exhibit 10.1 of Registrant's Form 8-K filed February 1, 2021)
10.58*	Form of Performance Stock Unit Award (Incorporated by reference to Exhibit 10.2 of Registrant's Form 8-K filed February 1, 2021)

No.	Description

10.59*   Form of Option Award Agreement (Incorporated by reference to Exhibit 10.3 of Registrant's Form 8-K filed February 1, 2021)

10.60*   Form of Agreement for TRS Transaction Bonus Program (Incorporated by reference to Exhibit 10.1 of Registrant's Form 8-K filed May 19, 2021)

10.61*   Republic Bancorp, Inc. 401(k)/Profit Sharing Plan and Trust (Incorporated by reference to Form S-8 filed December 28, 2005)

10.62*   Republic Bancorp, Inc. 401(k) Retirement Plan, as Amended and Restated, effective April 1, 2011 (Incorporated by reference to Exhibit 23.2 to Form 11-K for the year ended December 31, 2011)

10.63*   Republic Bancorp, Inc. 401(k) Retirement Plan, as Amended and Restated, effective January 1, 2015 (Incorporated by reference to Exhibit 23.2 of Form 11-K for the year ended December 31, 2014)

10.64*   Republic Bancorp, Inc. 401(k) Retirement Plan, as Amended and Restated, effective May 1, 2021 (Incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended June 30, 2021)

10.65*   Republic Bancorp, Inc. and subsidiaries Non-Employee Director and Key Employee Deferred Compensation and the Republic Bank & Trust Company Non-Employee Director and Key Employee Deferred Compensation Plan (as adopted November 18, 2004) (Incorporated by reference to Form S-8 filed November 30, 2004)

10.66*   Republic Bancorp, Inc. and Subsidiaries Non-Employee Director and Key Employee Deferred Compensation Plan Post-Effective Amendment No. 1 (Incorporated by reference to Form S-8 filed April 13, 2005)

10.67*   Republic Bancorp, Inc. and subsidiaries Non-Employee Director and Key Employee Deferred Compensation, as amended and restated as of March 16, 2005 (Incorporated by reference to Exhibit 10.2 of Registrant's Form 8-K filed March 18, 2005)

10.68*   Republic Bancorp, Inc. and subsidiaries Non-Employee Director and Key Employee Deferred Compensation as amended and restated as of March 19, 2008 (Incorporated by reference to Exhibit 10.1 of Registrant's Form 10-Q for the quarter ended March 31, 2008)

10.69*   Republic Bancorp, Inc. and subsidiaries Non-Employee Director and Key Employee Deferred Compensation, as adopted November 18 2004 and then amended and restated as on March 16, 2005, March 19, 2008, and again on January 24, 2018 (Incorporated by reference to Annex A of Registrant's 2018 Proxy Statement)

10.70*   Amendment 2019-1 to the Republic Bancorp, Inc. and Subsidiaries Non-Employee Director and Key Employee Deferred Compensation Plan (Incorporated by reference to Exhibit 10.1 of Registrant's Form 10-Q for the quarter ended March 31, 2020)

10.71*   Republic Bancorp, Inc. Employee Stock Purchase Plan (Incorporated by reference to Annex B of Registrant's 2018 Proxy Statement)

10.72*   Consulting Agreement dated as of July 16, 2019, between David P. Feaster and Republic Bank & Trust Company (Incorporated by reference to Exhibit 10.70 of Registrant's Form 10-K for the year ended December 31, 2019)

10.73**   Amended and Restated Joint Marketing Agreement, dated July 1, 2015, by and between Republic Bank & Trust Company and Elevate@Work, LLC (Incorporated by reference to Exhibit 10.87 of Registrant's Form 10-K for the year ended December 31, 2018)

No.	Description
10.74**	Written Consent to the Amended and Restated Joint Marketing Agreement, dated September 1, 2016, by and between Republic Bank & Trust Company and Elevate@Work, LLC (Incorporated by reference to Exhibit 10.88 of Registrant's Form 10-K for the year ended December 31, 2018)
10.75**	Amended and Restated License and Support Agreement, dated July 1, 2015, by and between Republic Bank & Trust Company and Elevate Decision Sciences, LLC (Incorporated by reference to Exhibit 10.89 of Registrant's Form 10-K for the year ended December 31, 2018)
10.76**	Participation Agreement, dated July 1, 2015, by and between Elastic SPV, Ltd. and Republic Bank & Trust Company (Incorporated by reference to Exhibit 10.90 of Registrant's Form 10-K for the year ended December 31, 2018)
10.77*	Form of Bonus Agreement between Republic Bank & Trust Company and designated Executive Officers (Incorporated by reference to Exhibit 10.79 of Registrant's Form 10-K for the year ended December 31, 2023)
10.78*	Form of RPG Bonus Agreement between Republic Bank & Trust Company and designated Executive Officers (Incorporated by reference to Exhibit 10.80 of Registrant's Form 10-K for the year ended December 31, 2023)
10.79*	Change in Control Severance Agreement dated January 16, 2024 between Republic Bancorp, Inc. and Logan Pichel
16.1	Letter from Crowe LLP to the U.S. Securities and Exchange Commission, dated December 5, 2023 (incorporated by reference to Exhibit 16.1 to Registrant's Form 8-K filed December 5, 2023)
19	Republic Bancorp, Inc. Insider Trading Policy
21	Subsidiaries of Republic Bancorp, Inc.
23.1	Consent of Crowe LLP, Independent Registered Public Accounting Firm
23.2	Consent of Forvis Mazars LLP, Independent Registered Public Accounting Firm
31.1	Certification of Principal Executive Officer, pursuant to the Sarbanes-Oxley Axt of 2002
31.2	Certification of Principal Financial Officer, pursuant to the Sarbanes-Oxley Act of 2002
32***	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2003
97*	Republic Bancorp, Inc. Incentive-Based Compensation Recovery Policy effective November 15, 2023 (Incorporated by reference to Exhibit 97 of Registrant's Form 10-K for the year ended December 31, 2023)
101	The following financial statements from the Company's annual report on Form 10-K were formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2024 and 2023, (ii) Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2024, 2023 and 2022, (iii) Consolidated Statement of Stockholders' Equity for the years ended December 31, 2024, 2023, and 2022, (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023, and 2022 and (v) Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*   *Denotes management contracts and compensatory plans or arrangements required to be filed as exhibits to this Form 10-K pursuant to Item 15(b).*

***	Confidential treatment has been requested for the redacted portions of this agreement. A complete copy of the agreement, including the redacted portions, has been filed separately with the Securities and Exchange Commission.*

****	This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.*

Item 16. Form 10-K Summary.

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPUBLIC BANCORP, INC.

/s/ Steven E. Trager

March 6, 2025

By: Steven E. Trager
Executive Chair and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Steven E. Trager Steven E. Trager	Executive Chair, Chief Executive Officer and Director	March 6, 2025
/s/ A. Scott Trager A. Scott Trager	Vice Chair, President and Director	March 6, 2025
/s/ Kevin Sipes Kevin Sipes	Chief Financial Officer and Chief Accounting Officer	March 6, 2025
/s/ Yoania Cannon Yoania Cannon	Director	March 6, 2025
/s/ David P. Feaster David P. Feaster	Director	March 6, 2025
/s/ Jennifer N. Green Jennifer N. Green	Director	March 6, 2025
/s/ Heather V. Howell Heather V. Howell	Director	March 6, 2025
/s/ Timothy S. Huval Timothy S. Huval	Director	March 6, 2025
/s/ Ernest W. Marshall, Jr. Ernest W. Marshall, Jr.	Director	March 6, 2025
/s/ W. Patrick Mulloy, II W. Patrick Mulloy, II	Director	March 6, 2025
/s/ W. Kennett Oyler, III W. Kennett Oyler, III	Director	March 6, 2025
/s/ Logan M. Pichel Logan M. Pichel	Director	March 6, 2025
/s/ Vidya Ravichandran Vidya Ravichandran	Director	March 6, 2025

SIGNATURES *(continued)*

/s/ Alejandro M. Sanchez	Director	March 6, 2025
Alejandro M. Sanchez		
/s/ Andrew Trager-Kusman	Director	March 6, 2025
Andrew Trager-Kusman		
/s/ Mark A. Vogt	Director	March 6, 2025
Mark A. Vogt		